Registration Statement No. 333-164315
As filed with the Securities and Exchange Commission on January 15, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	98-0224774
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	( I.R.S. Employer Identification Number)

4th Floor, Belvedere Building
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Watson, Farley & Williams (New York) LLP
Attention: Daniel C. Rodgers
1133 Avenue of the Americas
New York, New York 10036
(212) 922-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Perkins Coie LLP Attention: David S. Matheson 1120 N.W. Couch Street, Tenth Floor Portland, OR 97209-4128 (503) 727-2008	Vinson & Elkins LLP Attention: Catherine S. Gallagher 1455 Pennsylvania Avenue, NW Washington, DC 20004 (202) 639-6544

Approximate date of commencement of proposed sale to the public:  January 13, 2010

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☑

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☑
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum	Amount of
Title of each class of	Amount to be	offering price per	aggregate offering	registration
securities to be registered	registered	note	price(1)	fee
Senior Notes due 2020	$450,000,000	100%	$450,000,000	$32,085(2)

(1)	Estimated solely for the purpose of calculating the registration fee. The registration fee has been calculated in accordance with Rule 457(r) under the Securities Act of 1933.
(2)	Includes $21,390 in registration fees already submitted to the Securities and Exchange Commission. The balance of the registration fee, or $10,695, is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r).

This preliminary prospectus relates to an effective registration statement but is not complete and may be changed. This preliminary prospectus is not an offer to sell these notes and is not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 15, 2010

Preliminary prospectus

Teekay Corporation

$450,000,000
     % Senior Notes due 2020

Interest payable           and

We are offering $450,000,000 aggregate principal amount of     % Senior Notes due 2020. The notes will mature on          , 2020. Interest on the notes will accrue from          , 2010 and be payable on           and          of each year, commencing on          , 2010.

We may redeem some or all of the notes at any time or from time to time at a redemption price that includes a “make-whole” premium, as described under the caption “Description of notes—Optional redemption.” We may also redeem up to 35% of the notes prior to          , 2013 with cash proceeds we receive from certain equity offerings. At your option, we may be required to repurchase the notes in whole or in part upon a “change of control triggering event,” as described under the caption “Description of notes—Covenants—Repurchase of notes upon a change of control triggering event.”

The notes will be our senior unsecured obligations and will rank equally with our other unsecured and unsubordinated debt from time to time outstanding. The notes will not be guaranteed by any of our subsidiaries. The notes will effectively rank behind all of our existing and future secured debt, to the extent of the value of the assets securing such debt. We are a holding company and the notes will effectively rank behind all existing and future debt and other liabilities of our subsidiaries.

Investing in the notes involves risks. You should carefully consider each of the factors described under “Risk Factors” beginning on page 29 of this prospectus before you invest in the notes.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Proceeds, before
	Public offering price(1)	Underwriting discount		expenses, to Teekay

Per note	$		%	$
Total	$	$		$

(1)	Plus accrued interest, if any, from , 2010.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes to purchasers will be made on or about           , 2010 in book-entry form through The Depository Trust Company for the account of its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme.

Joint book-running managers

J.P. Morgan	Citi	Deutsche Bank Securities

Co-managers

BNP PARIBAS	DnB NOR Markets	ING Wholesale	Scotia Capital

The date of this prospectus is January   , 2010.

You should rely only on the information contained in this prospectus and the documents incorporated by reference herein and any related free writing prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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Forward-looking statements

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements in this prospectus or incorporated by reference herein include, among others, statements about the following matters:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	offshore, liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	our expected benefits from the OMI acquisition;

•	the sufficiency of our working capital for short-term liquidity requirements;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term time-charter contacts;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	the future valuation of goodwill;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our compliance with covenants under our credit facilities;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market values of our vessels and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, drydocking requirements and durations and the adequacy and cost of insurance;

•	our ability to capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing forward freight agreements;

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected life-spans of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign exchange, interest rate, spot market and bunker fuel risks;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	the potential for additional revenue from our Petrojarl Varg FPSO contract based on volume of oil produced;

•	the growth of global oil demand;

•	the recent economic downturn and financial crisis in the global market, including disruptions in the global credit and stock markets, and potential negative effects of any reoccurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	our exemption from tax on our U.S. source international transportation income;

•	results of our discussions with certain customers to adjust the rate under our floating production, storage and offloading contracts;

•	our ability to competitively pursue new floating production, storage and offloading projects;

•	our competitive positions in our markets;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” below and those risks discussed in other reports we file with the SEC and that are incorporated in this prospectus by reference, including, without limitation, our Annual Report on Form 20-F for the year ended December 31, 2008 and our Report on Form 6-K for the period ended September 30, 2009. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors,” and the documents incorporated by reference herein. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Summary

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein and does not contain all the information that you should consider before deciding whether to invest in the notes. For a more complete understanding of Teekay Corporation and this offering of notes, we encourage you to carefully read this entire prospectus and the other documents incorporated by reference herein. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Teekay,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the notes described herein, shall mean specifically Teekay Corporation. References in this prospectus to “Teekay Parent” refer to the assets, liabilities, results of operations and cash flows of Teekay Corporation and its non-publicly traded subsidiaries, which is explained in further detail on page 21 in “—Summary financial and operating data.” Financial and operating data of Teekay Parent are not calculated or presented in accordance with generally accepted accounting principles in the United States (or GAAP). Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with GAAP. References in this prospectus to “independent” fleet owners or operators mean companies other than private or state controlled entities that operate their own fleets. Unless otherwise indicated, we include as long-term contracts those with an initial term of at least three years.

Overview

We are a leading provider of international crude oil and gas marine transportation services, and transport approximately 10% of the world’s seaborne oil, primarily under long-term, fixed-rate contracts. We also offer offshore floating oil production, storage and off-loading services. With an owned and in-chartered fleet of 158 vessels (including 11 newbuildings), offices worldwide and approximately 6,300 seagoing and shore-based employees, we provide comprehensive marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream operations.

We are a market leader in each of the segments in which we operate. We are the third largest independent owner of liquefied natural gas (or LNG) carriers, with a fleet of 19 vessels (including four newbuildings) in addition to six liquefied petroleum gas (or LPG) carriers (including three LPG newbuildings). With a fleet of 39 shuttle tankers (including four newbuildings), we are the world’s largest independent owner and operator of shuttle tankers and control over 50% of the worldwide shuttle tanker fleet. We are also one of the largest owners and operators of floating production, storage and off-loading (or FPSO) units in the North Sea, with four owned units currently operating in that region, in addition to a fifth owned FPSO unit operating off the coast of Brazil. During 2009, our FPSO units produced an average of approximately 95,000 barrels of oil per day under long-term contracts. With our fleet of 83 crude oil and petroleum product tankers, we are the largest owner and operator of mid-size conventional oil tankers. For the 12 months ended September 30, 2009, our total fleet generated revenues of approximately $2.4 billion, net revenues of approximately $2.0 billion, net loss of approximately $560.4 million and Adjusted EBITDA of $617.2 million. Please read “—Summary financial and operating data” for reconciliations of our revenues to net revenues and of our net loss to Adjusted EBITDA.

Our customers include major international oil, energy and utility companies such as BP plc, Chevron Corporation, ConocoPhillips, ExxonMobil Corporation, Petroleo Brasileiro S.A. (or Petrobras), Ras

Laffan Liquified Natural Gas Company Ltd. (a joint venture between ExxonMobil Corporation and the Government of Qatar), Repsol YPF S.A., Shell, Statoil ASA, Talisman Energy, Inc. and Total S.A. We believe that customers partner with us for logistically complex projects under long-term, fixed-rate contracts due to our extensive capabilities, diverse service offerings, global operations platform, financial stability and high quality fleet and customer service. As of December 31, 2009, 37 of our contracts with customers exceeded 10 years in duration, excluding options to extend.

Over the past decade, we have transformed from being primarily an owner of ships in the cyclical spot tanker sector to being a diversified supplier of logistics services in the “Marine Midstream” sector. This transformation has included, among other things:

•	Our entry into the LNG and LPG shipping sectors and into the offshore oil production, storage and transportation sectors;

•	The reorganization of certain of our assets through our formation of three publicly-traded subsidiaries, which are focused on growing specific core operating segments and have expanded our investor base and access to the capital markets; and

•	Expansion of our fixed-rate businesses. For the 12 months ended September 30, 2009, net revenues from fixed-rate contracts with an initial term of at least three years represented 69% of our total net revenues, compared to 41% of total net revenues in 2003. For the 12 months ended September 30, 2009, net revenues from fixed-rate contracts with an initial term of at least one year represented approximately 75% of our total net revenues. As of December 31, 2009, we had under contract a total of approximately $11.5 billion of forward, fixed-rate revenue, with a weighted-average remaining term of approximately 10.3 years (excluding options to extend).

Our three publicly-traded subsidiaries include: Teekay LNG Partners L.P. (NYSE: TGP) (or Teekay LNG), which we formed in 2005 and primarily operates in the LNG and LPG shipping sectors; Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore), which we formed in 2006 and primarily operates in the offshore oil production, storage and transportation sectors; and Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers), which we formed in 2007 and engages in the conventional tanker business. Teekay Parent, which essentially includes all our operations other than those of our publicly-traded subsidiaries, manages substantially all of the vessels in the total Teekay fleet and itself owns or in-charters a fleet of 65 vessels (including eight newbuildings), comprised of 52 conventional tankers, four FPSO units and one floating storage and offtake (or FSO) unit.

Through our flexible corporate structure, we have access to the debt and equity capital markets to grow each of our core businesses. Through vessel sales by Teekay Parent to its publicly-traded subsidiaries and public equity financing of such acquisitions by those subsidiaries, Teekay Parent reduced its net debt during the 12 months ended September 30, 2009 by approximately $300 million. In November 2009, Teekay Parent further reduced its net debt by repaying $160 million under one of its revolving credit facilities, using funds repaid to it by Teekay Offshore. As our publicly-traded subsidiaries continue to issue equity to finance their growth, structural mechanisms, including Teekay Parent’s ownership of the sole general partnership interests in Teekay LNG and Teekay Offshore and its 100% ownership of Teekay Tankers’ supervoting Class B shares, provide Teekay Parent with a significant level of control over these entities. Certain of Teekay’s officers and directors are also officers and directors of the publicly-traded subsidiaries or, as applicable, their general partners. Please read “Certain relationships and related party transactions.” Distributions Teekay Parent receives from these subsidiaries as well as cash flow generated by assets owned by Teekay Parent have further reduced its debt level. Please see “—Organizational structure” for further information about our corporate structure.

Although our corporate structure includes our three publicly-traded subsidiaries, our operations are divided into the following segments: the liquefied gas segment; the shuttle tanker and FSO segment; the FPSO segment and the conventional tanker segment (which we further divide into the fixed-rate tanker segment and the spot tanker segment).

Our liquefied gas segment includes our LNG and LPG operations, with all delivered vessels currently owned by Teekay LNG. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charter contracts, with an average remaining term of approximately 17.2 years as of December 31, 2009 (excluding options to extend). This fleet totaled 25 carriers, including seven newbuildings on order, as of December 31, 2009.

Our FPSO segment includes five FPSO units, four of which are owned by Teekay Parent and one by Teekay Offshore. All of these units operate under long-term fixed-rate contracts. As of December 31, 2009, the average remaining term for our FPSO contracts was approximately 4.5 years (excluding options to extend).

Our shuttle tanker and FSO segment includes our shuttle tankers and FSO units, all of which generally operate under long-term, fixed-rate contracts. As of December 31, 2009, this fleet consisted of 39 shuttle tankers (including four newbuildings and eight in-chartered vessels), with contracts with an average remaining term of approximately 4.3 years (excluding options to extend), and six FSO units, with contracts with an average remaining term of approximately 4.9 years (excluding options to extend). All of the shuttle tankers and FSO units are owned or operated by Teekay Offshore, except for four Aframax newbuilding shuttle tankers on order and one FSO unit, which are owned by Teekay Parent. Our shuttle tanker fleet, including newbuildings on order, has a total capacity of approximately 4.7 million deadweight tonnes (or dwt) and represents more than 50% of the total world shuttle tanker fleet.

Our conventional tanker segment included 73 crude oil tankers and 10 product tankers, representing the world’s largest fleet of mid-size conventional oil tankers. Of this fleet, 52 tankers are owned or operated by Teekay Parent and 31 tankers are owned by Teekay Tankers, Teekay LNG or Teekay Offshore. As of December 31, 2009, we had 42 conventional tankers employed on long-term, fixed-rate time charters, with an average remaining term of approximately 4.8 years (excluding options to extend). The remainder of our conventional tanker fleet operated in the spot tanker market as of December 31, 2009.

In our conventional tanker segment, we have developed a flexible commercial operating platform. Certain of our vessels in the spot tanker segment operate pursuant to commercial pooling arrangements which include our and third party vessels and are managed either solely or jointly by us. We believe the size and scope of our commercial pooling arrangements enhance our ability to secure backhaul voyages, which improves pool vessel utilization and generates higher effective time-charter equivalent (or TCE) rates per vessel than might otherwise be obtained in the spot market, while providing certain cost efficiencies and a higher overall service level to customers. As of December 31, 2009, an additional 27 tankers controlled by third parties operated in our commercial pools thereby increasing our overall footprint in the conventional tanker sector from 83 to 110 vessels.

Our size, reputation and operational capabilities provide opportunities for us to in-charter third party vessels to our fleet. This flexibility allows us to expand our spot market fleet size or, by not renewing in-charters, reduce the fleet size in response to market conditions. Since the fourth quarter of 2008, we have taken steps to reduce our exposure to the weakening spot tanker market, including redelivering in-chartered vessels, chartering out vessels on fixed-rate time-charter contracts and selling certain spot traded vessels. As a result, we reduced our quarterly in-charter hire expense by approximately $60 million for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008. Recent initiatives reduced our aggregate quarterly general and administrative and vessel operating expenses by $24 million, or approximately 11%, for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008.

Our competitive strengths

Market leadership in all business segments. We are a market leader in each of the segments in which we operate. Teekay LNG is the third largest independent owner of LNG carriers. We are the world’s largest independent owner and operator of shuttle tankers and control over 50% of the world shuttle tanker fleet. We are also the largest owner and operator of FPSO units in the North Sea, with four units currently operating in that region, and a fifth FPSO unit operating off the coast of Brazil. In addition, we are the largest owner and operator of mid-sized conventional oil tankers. We believe our position as a market leader in these segments enhances our reputation, which, together with the scale, diversity and quality of our operations, provides us with further opportunities to retain and increase our market position.

Increased operating and financial stability through long-term, fixed-rate contracted revenue. Over the past decade, we have diversified our revenue and cash flow mix beyond the cyclical spot tanker market and significantly increased the amount and proportion of fixed-rate revenue. For the 12 months ended September 30, 2009, approximately 75% of our total net revenue was derived from fixed-rate contracts with an initial term of at least one year. As of December 31, 2009, approximately 83% of our total fleet operating days (on a ship-equivalent basis) for 2010 were subject to fixed-rate contracts with an initial term of at least one year. As of December 31, 2009, we had under contract a total of approximately $11.5 billion of forward, fixed-rate revenue with a weighted-average remaining term of approximately 10.3 years (excluding options to extend).

Strong credit profile, liquidity position and cash flows. Our focus on fixed-rate contracts has enabled us to secure significant recurring revenue and cash flows. As of September 30, 2009, approximately 79% of our consolidated total debt was being serviced by assets operating under long-term, fixed-rate contracts. After giving effect to (a) this offering and our intended use of the net offering proceeds as described in “Use of proceeds“ and (b) the use of $90 million of net proceeds from Teekay LNG’s November 2009 public offering of common units to repay indebtedness under one of its revolving credit facilities, of our $5.3 billion in consolidated debt as of September 30, 2009 ($4.6 billion net of restricted cash), approximately $4.2 billion ($3.6 billion net of restricted cash) was attributable to our three publicly-traded subsidiaries, of which approximately 83% (93% net of restricted cash) is non-recourse to Teekay Parent. As of December 31, 2009, and after giving effect to this offering and the intended use of the net offering proceeds, we would have had approximately $2.1 billion of available liquidity, consisting of cash on hand and undrawn revolving credit facilities, with approximately $1.1 billion of this liquidity at the Teekay Parent level. In addition, credit facilities are currently in place to cover 98% of our current newbuilding capital expenditure commitments. After giving effect to this offering and the intended use of the net offering proceeds, as of December 31, 2009, we would have had scheduled balloon debt repayments of $0 million, $265 million, $0 million and $388 million in 2010, 2011, 2012 and 2013, respectively. Although we have liquidity and cash flow to support a significant amount of our debt obligations, we generally plan to refinance our credit facilities in advance of their maturities. During the 12 months ended September 30, 2009, Teekay Parent reduced its net debt by approximately

$300 million and its newbuilding capital commitments by nearly $350 million, primarily as a result of vessel sales to its publicly-traded subsidiaries (which were financed partially with equity offerings by each subsidiary), other vessel dispositions and cash flow generated from operations. In November 2009, Teekay Parent further reduced its net debt by repaying $160 million under one of its revolving credit facilities using funds repaid to it by Teekay Offshore .

Flexible corporate structure with increased access to capital markets. Three of our subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers, are publicly-traded entities with structural features that provide Teekay Parent with a significant level of control over them. Our long-term objective is to continue to grow each of these subsidiaries through accretive acquisitions, primarily through vessel sales to them by Teekay Parent, and further reinforce market leadership within each sector in which these subsidiaries operate. Including the initial public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers in May 2005, December 2006 and December 2007, respectively, and subsequent public offerings, we have raised over $1.3 billion in public equity through these subsidiaries, which they primarily used to fund vessel acquisitions from Teekay Parent. Teekay Parent has used these sales proceeds primarily to prepay debt. In addition, Teekay Parent is entitled to cash distributions on its general and limited partnership interests in Teekay LNG and Teekay Offshore and on its equity interest in Teekay Tankers. Teekay Parent also has certain rights to receive increasing percentages of cash distributions from these entities to the extent per unit or per share distributions increase as a result of accretive acquisitions or otherwise, which may further enhance Teekay Parent’s cash flow.

Strong, long-term relationships with high credit quality customers. We have developed strong relationships with our customers, which include major international oil, energy and utility companies such as BP plc, Chevron Corporation, ConocoPhillips, ExxonMobil Corporation, Petrobras, Ras Laffan Liquified Natural Gas Company Ltd. (a joint venture between ExxonMobil Corporation and the Government of Qatar), Repsol YPF S.A., Shell, Statoil ASA, Talisman Energy, Inc. and Total S.A. We have never experienced a material default by a customer under a long-term, fixed-rate contract. We attribute the strength of our customer relationships, and the opportunity to partner with our customers on many long-term, logistically complex projects, to the diversity and depth of our service offerings, our reputation for consistent delivery of high-quality services and our financial stability. As of December 31, 2009, we had 37 customer contracts with terms exceeding 10 years, excluding options to extend.

Scale, diversity and high quality of service offerings. The size of, and broad range of vessel types in, our fleet of 158 vessels permit us to offer to customers a comprehensive range of midstream logistics services, including ship-based transportation, production and storage options. This has contributed to our playing an increasingly prominent role in our customers’ logistics chains by positioning us as a “one-stop-shop” for these services and providing economies of scale. We believe we are an industry leader in safety and environmental standards. We benefit from higher quality control over commercial and technical management due to our expertise in and ability to perform all significant functions in-house, such as operational and technical support, tanker maintenance, crewing, shipyard supervision, insurance and financial management services.

Experienced management team. The members of Teekay’s senior management team have on average more than 20 years of experience in the shipping industry, including an average of approximately 11 years with Teekay. Our executives have experience managing through multiple economic cycles and expertise across commercial, technical, financial and other functional management areas of our business, which helps promote a focused marketing effort, stringent quality and cost controls, and effective operations and safety monitoring.

Our business strategy

Maintain segment leading positions through increased customer adoption of our diversified service offerings and fleet growth. We offer to our customers a “one-stop-shop” for a comprehensive range of marine midstream logistical services. We have over 30 years experience in the oil tanker business and maintain worldwide operations. Since 2004, we have expanded our service offerings to include ship-based oil production and storage and marine transportation of LNG and LPG. Many of our customers use more than one of the types of major services we offer. By pursuing new customer relationships and leveraging existing relationships, we seek to continue to increase customer adoption of our diversified service offerings. We intend to continue to grow our fleet by pursuing growth opportunities through Teekay Parent and our publicly-traded subsidiaries. We also intend to maintain our leadership positions in the segments in which we operate by leveraging our established reputation for maintaining high standards of performance, reliability and safety.

Maintain a balanced chartering strategy to increase cash flow. We will continue to focus on entering into long-term, fixed-rate contracts with customers and expect that these contracts will continue to generate a substantial majority of our revenues and cash flows. We plan to continue to maintain some of our vessels in the spot market in order to take advantage of ongoing market opportunities. Our size, reputation and operational capabilities also provide opportunities for us to in-charter third party vessels, including vessels that may trade on the spot market. This provides us flexibility in expanding or, by not renewing in-charters, reducing our fleet size, in response to market conditions. In addition, through participating in and managing commercial pools of vessels, we seek to increase returns on our spot fleet and provide additional resources to our customers, without the need for additional capital investments.

Continue to increase cash flows and improve our financial position. We intend to continue to improve our cash flows and financial condition while capitalizing on attractive growth opportunities. As part of this strategy, Teekay Parent intends to continue to offer to sell additional vessels from time to time to its publicly-traded subsidiaries. We anticipate that these transactions, if accepted by the subsidiaries, will help Teekay Parent monetize these assets and reduce its debt level while maintaining operating control of the vessels through existing management agreements. Teekay Parent also has certain rights to receive increasing percentages of cash distributions from these entities to the extent per unit or per share distributions increase as result of accretive acquisitions or otherwise. We also intend to continue the strategy we employed throughout 2009 to increase profitability and cash flows through, among other measures, seeking to recontract certain FPSO units and shuttle tankers at more favorable rates and carefully managing our general and administrative and vessel operating expenses.

Expand offshore and gas operations in high growth regions. We continually monitor expansion opportunities in our existing and in new markets. In particular, we seek to expand our FPSO and FSO and shuttle tanker operations in growing offshore markets in which we currently operate, such as Brazil, the North Sea and Australia, and we intend to pursue opportunities in promising offshore markets where we do not regularly operate, such as the Arctic, Eastern Canada, the Gulf of Mexico, Africa, the Middle East and Southeast Asia. In addition, we seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting long-term, fixed-rate charters with high credit quality customers.

Continue our focus on maintaining high quality, cost-effective marine operations. Our operational focus is to continue to be an industry leader in safety and risk management, to maintain cost-effective operations, to ensure high quality customer service with a large, diversified and well-maintained asset base, and to employ well-trained onshore and offshore staff. We believe achievement of these objectives allows us to deliver superior services to our customers. We apply key performance indicators to facilitate regular monitoring of our operational performance. We intend to continue to maintain all significant operating, commercial, technical and administrative functions in-house to ensure stringent operational and quality control. We believe these strategies will enhance our ability to obtain repeat business from our customers and attract new customers, as well as to operate our fleet with greater efficiencies.

Organizational structure

The following chart depicts our simplified organizational structure as of December 31, 2009. Vessel number information includes owned, in-chartered and newbuildings. Please read “—Fleet list.”

(1)	The partnership is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of the partnership is required to approve certain actions.

(2)	Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it currently holds aggregate voting power of 51.6%.

(3)	Includes 48 vessels owned by Teekay Offshore Operating L.P.

Fleet list

As of December 31, 2009, our total fleet consisted of 158 vessels, including in-chartered vessels and newbuildings on order but excluding vessels we commercially manage for third parties, as summarized in the following table:

	Number of vessels
Teekay Corporation fleet list	Owned vessels		Chartered-in vessels	Newbuildings	Total

Teekay Parent fleet(1)
Aframax tankers(2)	6		16		22
Suezmax tankers(3)	13		6		19
VLCC tankers			1		1
Product tankers	8		2		10
LNG carriers(4)				4	4
Shuttle tankers				4	4
FPSO units(5)	4				4
FSO units(5)	1				1

Total Teekay Parent fleet	32	(10)	25	8	65

Teekay Offshore fleet
Shuttle tankers(6)	27		8		35
FSO units(7)	5				5
FPSO unit	1				1
Aframax tankers(8)	11				11

Total Teekay Offshore fleet	44		8		52

Teekay LNG fleet
LNG carriers(9)	15				15
LPG carriers	3			3	6
Suezmax tankers	8				8

Total Teekay LNG fleet	26			3	29

Teekay Tankers fleet
Aframax tankers	9				9
Suezmax tankers	3				3

Total Teekay Tankers fleet	12				12

Total Teekay consolidated fleet	114	(10)	33	11	158

(1)	Excludes the fleet of Teekay Offshore Operating L.P. (or OPCO), which is owned 51% by Teekay Offshore and 49% by Teekay Parent. All of OPCO’s 48 vessels are included within the Teekay Offshore fleet.

(2)	Excludes nine vessels chartered-in from Teekay Offshore and one vessel chartered-in from Teekay Tankers.

(3)	Includes one Suezmax tanker Teekay Parent has agreed to offer to Teekay Tankers by June 18, 2010.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG. Includes four LNG newbuildings on order in which Teekay Parent’s ownership interest is 33%. Teekay Parent has agreed to offer to Teekay LNG its interest in these four vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels, which are between August 2011 and January 2012.

(5)	Teekay Parent has agreed to offer to Teekay Offshore any FPSO and FSO units that service contracts in excess of three years in duration.

(6)	Includes two shuttle tankers owned directly by Teekay Offshore, including one vessel in which its ownership is 50%. Includes 25 shuttle tankers owned by OPCO (including five vessels in which OPCO’s ownership is 50%) and eight vessels chartered-in by OPCO.

(7)	Includes one FSO unit owned directly by Teekay Offshore and four units owned by OPCO, including one FSO unit in which OPCO’s ownership is 89%.

(8)	All these vessels are owned by OPCO. Includes two lightering vessels.

(9)	Includes five LNG carriers in which Teekay LNG’s ownership is 70% and four LNG carriers in which its ownership is 40%.

(10)	Based on our most recent vessel valuations and current sale and purchase market conditions, we estimate that the fair market values of our owned fleet and of Teekay Parent’s owned fleet, on a charter-free basis, are approximately $7.2 billion and $2.5 billion, respectively.

Industry overview

The following industry overview highlights recent growth trends and data provided by the International Energy Agency (or the IEA), the International Maritime Associates (or the IMA) and Clarkson Research Services Limited (or CRSL) for the sectors in which we operate. This summary should be read together with the discussion under the caption “Business — Industry Overview” included elsewhere in this prospectus.

Liquefied natural gas shipping

The LNG industry continues to grow as natural gas remains one of the world’s fastest growing primary energy sources. LNG carriers provide a cost-effective means for transporting natural gas by supercooling it into a liquid form, which reduces its volume to approximately 1/600th of its gaseous state. The IEA estimates that global demand of natural gas will grow from approximately 3,000 billion cubic meters (or Bcm) in 2007 to nearly 4,300 Bcm in 2030, representing a compounded annual growth rate (or CAGR) of 1.5%. The IEA anticipates that a resumption of economic growth in 2010, the favorable environmental and practical attributes of natural gas over other fossil fuels, and constraints on how quickly low-carbon energy technologies can be commercially developed, are expected to provide growth in demand for natural gas worldwide.

Between 2000 and 2007, the annual amount of LNG shipped internationally increased by a CAGR of 7.3%, from approximately 104 million metric tonnes (or MMT) per annum to 170.8 MMT per annum as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. In its latest long-term energy outlook published in November 2009, the IEA forecasted that the global natural gas inter-regional trade would grow from 677 Bcm in 2007 to 1,070 Bcm in 2030 (a CAGR of approximately 2%), and that the percentage of this trade represented by LNG would grow from approximately 34% in 2007 to approximately 40% in 2030. Accordingly, global LNG inter-regional trade is expected to grow from 225 Bcm in 2007 to 425 Bcm in 2030 (a CAGR of approximately 3%).

The charts below illustrate the historical and projected volume of global inter-regional natural gas trade and demand for the periods and regions presented.

World inter-regional natural gas trade

Global natural gas demand

Source: IEA World Energy Outlook, November 2009

LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time, typically between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis at a fixed rate. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends to a large extent on long-range planning and coordination of project activities, including marine transportation. As of January 1, 2010, the global LNG fleet consisted of 338 existing carriers and 43 newbuildings on order.

In recent years, niche opportunities for floating regasification and receiving terminals have developed in Brazil, Italy and the Middle East. There has also recently been increased demand for development of floating liquefaction projects and we expect this trend to continue.

Offshore oil industry

Oil continues to be the world’s primary energy source as it has been for a number of decades, with consumption of oil accounting for approximately 35% of global energy consumption. In November 2009, the IEA forecasted that world demand for liquid fuels and other petroleum would grow from approximately 85.0 million barrels per day (or mb/d) in 2008 to 105.2 mb/d in 2030, representing a CAGR of 1%.

The table below illustrates historical and projected future oil prices for the periods presented in nominal amounts and “real” amounts (i.e. nominal amounts adjusted for inflation).

Long-term oil price scenarios

Source: IEA World Energy Outlook, November 2009

As reflected in the chart above, the IEA projects oil prices to remain on an upward trend in its reference case, which is based on the assumption of a global economic recovery. The main factors driving upward trend in oil prices are the rising marginal cost of supply and demand growth in countries that are not members of the Organisation for Economic Co-operation and Development (or OECD). This trend is also a fundamental driver for offshore oil production.

Offshore oil production, in which oil is obtained from reservoirs beneath the ocean floor, is accounting for an increasing share of total global oil production. In particular, deepwater oil production is one of the fastest growing areas of the global oil industry and is replacing shallow water as the main focus of offshore oil field development. Deepwater oil production, characterized by wells located in water depths greater than 1,000 feet, has developed as conventional land-based or shallow-water reserves become depleted and exploration and production technologies have advanced to make oil extraction from deep water oil discoveries feasible. Shuttle tankers, FSO units and FPSO units are an important part of the supporting infrastructure for deepwater offshore development, as conventional offshore solutions, such as jackups and semi-submersibles, are generally better suited for shallow water oil production. Although the duration of FPSO contracts varies, it typically is between five and 15 years plus extension options. For smaller fields, FPSO units have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO unit contracts generally provide for a fixed hire rate that is related to the cost of the unit, a fluctuating component based on either the amount of oil produced and processed by the unit, or both.

Brazil is a leading frontier in the offshore market where approximately 85% of oil production currently comes from offshore fields. Brazil’s Petrobras has announced plans to double its oil production by 2020 and has started a large investment plan of approximately $174.4 billion out to 2013.

Based on IMA data, the demand for FPSO units and FSO units is projected to increase over the next few years. The main growth regions for new projects are expected to include Brazil, Africa, Australia and Southeast Asia. In addition to the large projects in these areas, there is a mixture of small and medium-sized projects which provide niche opportunities as well (e.g. harsh weather regions, heavy oil production).

The following table shows the number of offshore projects planned or under study as of November 2009.

170 projects involving floating production or storage systems are planned or under study
(as of November 2009)

Source: IMA, November 2009

The following table reflects forecast FPSO and FSO unit orders through 2014, and related estimated aggregate capital expenditures for those units, based on varying prices for oil per barrel.

Forecast of FPSO and FSO unit orders through 2014
(including redeployments)

Source: IMA, March 2009

Conventional oil tankers

Historically the conventional oil tanker industry has been cyclical in nature, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity, oil and oil products.

The following charts illustrate spot charter rates, expressed as the quarterly average of daily TCE rates and time-charter (or TC) rates (for three-year, time-charter contracts) for double hull Suezmax and Aframax conventional oil tankers, as applicable, from 2007 to 2009. Information for January 2010 is based on average daily rates through January 8, 2010.

Suezmax Spot Charter TCE Rates vs. Three-Year TC Rates

Source: CRSL, January 2010

Aframax Spot Charter TCE Rates vs. Three Year TC Rates

Source: CRSL, January 2010

2009 tanker market summary. According to CRSL, average Suezmax crude tanker spot market rates were $28,361 per day in 2009, which was lower than the average spot rate for the five-year period from 2004 through 2008 of $60,265 per day. Average Aframax crude tanker spot market rates were $15,780 per day in 2009, which was lower than the average spot rate for the five-year period from 2004 through 2008 of $42,044 per day. The global economic downturn, which resulted in the steepest oil demand contraction since the early 1980’s, coupled with the growth in the global tanker fleet, were the primary causes of the decline in rates in 2009. Since the end of the third quarter of 2009, spot rates have increased as a result of improving economic fundamentals, seasonal factors and the use of tankers for floating storage, which tightened active fleet supply.

2010 tanker market fundamentals.

The table below shows the growth in the global gross domestic product (or GDP) versus growth in demand for oil for the periods presented.

Global GDP vs. oil demand growth

Sources: IMF, October 2009
          IEA, December 2009

Demand. In October 2009, the IMF estimated that global GDP will grow by 3.1% from 2009 to 2010, after contracting by 1.1% from 2008 to 2009. The global economic recovery is expected to be led to a large extent by energy-intensive Asian economies such as China and India. Vehicle sales in China in 2009 were 46% higher than sales in 2008. The IEA is currently forecasting global oil demand growth of 1.5 mb/d, or 1.7%, in 2010, approximately half of which is expected to come from emerging Asia and OECD North America, which are regions dependent on seaborne oil imports. Non-OPEC supply is estimated to grow by 0.3 mb/d in 2010, with a majority of this growth expected to come from the Former Soviet Union (or FSU) and Latin America, which is likely to increase medium-sized tanker demand. If non-OPEC oil supply growth is lower than estimated, that likely would further increase demand for longer-haul Middle East OPEC crude.

Supply. According to CRSL, during 2009, the global tanker fleet grew by 29.6 million deadweight tonnage (or mdwt), or 7%, as vessel deliveries totaled 48.2 mdwt and removals were 18.5 mdwt. The pace of tanker scrapping increased in the second half of 2009 in anticipation of 2010, which is the International Maritime Organization’s mandated phase-out target for single-hull tankers. According to CRSL, as of January 1, 2010, the world tanker orderbook was 132.3 mdwt and there were 38.6 mdwt of existing single-hull tankers in the world fleet. Factors which could dampen tanker fleet supply growth in 2010 include:

•	higher than expected delivery delays, which is particularly relevant for the Suezmax sector where deliveries in 2009 totaled 7.1 mdwt compared to 10.9 mdwt expected at the beginning of the year;

•	a well-enforced single-hull tanker phase-out; and

•	potential tanker newbuilding order cancellations, particularly as tanker deliveries scheduled for 2010 and 2011 are the most expensive units currently on order.

Refinancing transaction

On January 12, 2010, we commenced a tender offer and consent solicitation (or the Tender Offer) for our outstanding 8.875% Senior Notes due 2011 (or the 8.875% Senior Notes), of which $176.6 million in aggregate principal amount was outstanding as of December 31, 2009. Pursuant to the Tender Offer, we are (1) offering to purchase for cash any and all of the 8.875% Senior Notes validly tendered on or prior to the expiration date of the Tender Offer for a total consideration of up to $1,078 per $1,000 principal amount of 8.875% Senior Notes plus accrued and unpaid interest and (2) soliciting consents to certain proposed amendments to the indenture governing the 8.875% Senior Notes. The total consideration includes a tender offer premium of $60 and a consent payment of $18, in each case per $1,000 principal amount of 8.875% Senior Notes. The consent payment will only be paid for tenders made prior to 5:00 p.m., New York City time, on January 26, 2010 (as such date may be extended, the Consent Payment Deadline). The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on February 9, 2010 and is subject to the satisfaction of certain conditions, including our issuing indebtedness having an aggregate principal amount of at least $300 million in one or more debt financings on terms reasonably satisfactory to us and our receipt of valid tenders and consents from holders of not less than a majority in aggregate principal amount of the 8.875% Senior Notes. If the conditions to the Tender Offer have been satisfied on or prior to the Consent Payment Deadline, we expect to accept for purchase all 8.875% Senior Notes validly tendered and in respect of which consents have been validly delivered on or prior to the Consent Payment Deadline and purchase such 8.875% Senior Notes promptly thereafter.

This offering is not conditioned upon our completion of the Tender Offer. If any condition of the Tender Offer is not satisfied, we are not obligated to accept for purchase, or to pay for, any of the 8.875% Senior Notes tendered and may delay acceptance for payment of any tendered notes, in each case subject to applicable laws. We may also terminate, extend or amend the Tender Offer and may postpone the acceptance for purchase of, and payment for, the 8.875% Senior Notes tendered. This prospectus is not an offer to purchase the 8.875% Senior Notes. The Tender Offer is made only by and pursuant to the terms of an Offer to Purchase and Consent Solicitation Statement and the related Letter of Transmittal, each dated January 12, 2010, as the same may be amended or supplemented.

Corporate information

The Teekay organization was founded in 1973. Teekay is incorporated under the laws of the Republic of The Marshall Islands and we maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our principal operating office is located at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2K2. Our telephone number at such address is (604) 683-3529. We maintain a website at http://www.teekay.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in the notes.

The offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Teekay Corporation

Notes offered	$450 million principal amount of % Senior Notes due 2020.

Maturity	, 2020.

Issue price	%.

Interest payment dates	and of each year, commencing , 2010.

Ranking	The notes will rank equally in right of payment with all of our existing and future senior unsecured debt and senior to our existing and future subordinated debt. The notes will effectively rank behind all of our existing and future secured debt, to the extent of the value of the assets securing such debt.

We are a holding company and the notes will effectively rank behind all existing and future debt and other liabilities of our subsidiaries.

As of September 30, 2009 and after giving effect to (a) this offering and the proposed application of the net offering proceeds to (i) purchase all of the outstanding 8.875% Senior Notes in the Tender Offer and (ii) repay all amounts outstanding under a term loan and a portion of the borrowings outstanding under one of our revolving credit facilities as described in “Use of proceeds,” and (b) the use of $90 million of net proceeds from Teekay LNG’s November 2009 public offering of common units to repay indebtedness under one of its revolving credit facilities, we would have had approximately $5.3 billion of debt on a consolidated basis, of which approximately $4.8 billion would have been debt of our subsidiaries, all of which is secured by assets of our subsidiaries and approximately $2.0 billion of which is guaranteed on an unsecured basis by Teekay Corporation (including obligations under capital leases secured by $470 million of restricted cash deposits). Our consolidated debt as of September 30, 2009 included obligations of our subsidiaries under capital leases secured by $627 million of restricted cash deposits. Of our consolidated debt, as of September 30, 2009, approximately $4.2 billion ($3.6 billion net of restricted cash) was attributable to our three publicly-traded subsidiaries, of which approximately 83% (93% net of restricted cash) is non-recourse to Teekay Parent.

In addition to our consolidated debt, as of September 30, 2009, our total proportionate interest in debt of joint ventures we do not control was $398 million, of which Teekay Corporation has guaranteed $58.7 million and which otherwise is non-recourse to us.

As of September 30, 2009, and after giving effect to this offering and the proposed application of the net offering proceeds as described in “Use of proceeds,” Teekay Parent would have had approximately $1.3 billion of debt, of which $450 million would have been direct obligations of Teekay Corporation and $813 million would have been debt secured by assets of subsidiaries within Teekay Parent, all of which is guaranteed by Teekay. Please read “Description of notes—General.”

If less than all of our 8.875% Senior Notes are purchased pursuant to the Tender Offer, Teekay Parent’s senior unsecured debt will be higher.

For a more detailed description of our debt and that of Teekay Parent, please read “Description of other indebtedness.”

Guarantees	The notes will not be guaranteed by any of our subsidiaries.

Additional amounts	All payments with respect to the notes will be made without withholding or deduction for taxes imposed by the Republic of The Marshall Islands or any jurisdiction from or through which payment on the notes is made unless required by law or the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. Please read “Description of notes—Additional amounts.”

Optional redemption	We may redeem all or a portion of the notes at any time before their maturity date at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present value of the remaining scheduled payments of principal and interest discounted to the redemption date at the treasury yield plus 50 basis points. Please read “Description of notes—Optional redemption.”

In addition, prior to , 2013, we may redeem up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to % of their principal amount plus accrued interest to the date of redemption. Please read “Description of notes—Redemption with proceeds from equity offerings.”

Tax redemption	If we become obligated to pay additional amounts under the notes as a result of changes affecting certain withholding taxes, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued interest to the date of redemption.

Please read “Description of notes—Redemption for changes in withholding taxes.”

Change of control offer	Upon a Change of Control Triggering Event, which requires both a Change of Control and a Rating Decline (as defined herein), we will be obligated to make an offer to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. Please read “Description of notes—Covenants—Repurchase of notes upon a Change of Control Triggering Event.”

Certain indenture provisions	The indenture governing the notes will contain covenants limiting our ability to:

• create liens; or
• merge, or consolidate or transfer, sell or lease all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions which are described under the heading “Description of notes—Covenants.”

Use of proceeds	We intend to use the net proceeds from the issuance of the notes in this offering to fund the Tender Offer for all of our outstanding 8.875% Senior Notes and to repay a portion of the borrowings outstanding under one of our revolving credit facilities. Please read “Use of proceeds.”

Absence of public market for the notes	The notes will be new securities for which there is no market. There can be no assurance that an active trading market for the notes will develop, or, if it develops, will continue to exist. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes.

Original issue discount	The notes may be issued with original issue discount for U.S. federal income tax purposes, referred to as OID. If the notes are issued with OID, U.S. holders will be required to include OID in gross income for U.S. federal tax purposes in advance of the receipt of cash attributable to that income, regardless of the holders’ method of accounting for U.S. federal income tax purposes. Please read “Certain United States federal income tax considerations—Tax consequences to U.S. holders—Stated interest and OID on the notes.”

Summary financial and operating data

The following table presents, in each case for the periods and as at the dates indicated, (a) our summary consolidated financial and operating data and (b) certain summary financial and operating data of Teekay Parent.

The summary historical financial and operating data has been prepared on the following basis:

•	the historical consolidated financial and operating data as at and for the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus;

•	the consolidated historical financial and operating data as at and for the nine months ended September 30, 2008 and 2009 are derived from our unaudited interim consolidated financial statements and the notes thereto, which, other than the unaudited interim consolidated balance sheet as at September 30, 2008, are included elsewhere in this prospectus.

Effective January 1, 2009 we adopted:

•	an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidation, which requires that non-controlling interests in subsidiaries held by parties other than us be identified, labeled and presented in the consolidated balance sheet within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). This amendment also requires that distributions from our publicly-traded subsidiaries to non-controlling interests are reflected as a financing cash outflow in our statements of cash flows; and

•	a new presentation format (the Derivatives Reclassification) for gains (losses) from our derivative instruments that are not designated for accounting purposes as cash flow hedges at inception. These gains (losses) are now reported in realized and unrealized gains (losses) on non-designated derivative instruments within our statements of income (loss) rather than being included in revenue, voyage expenses, vessel operating expenses, general and administrative expenses, interest expense, interest income and foreign exchange gain (loss).

FASB ASC 810 is required to be applied retroactively and we adopted the Derivatives Reclassification with retroactive effect. However, throughout this prospectus the adoption of this standard and presentation change are only reflected in:

•	our unaudited consolidated balance sheet as of September 30, 2009 and related unaudited balance sheet data as of September 30, 2008;

•	our unaudited consolidated statements of income (loss), comprehensive income (loss) and cash flows for the nine months ended September 30, 2009 and 2008;

•	our unaudited consolidated financial and operating data as of and for the nine months ended September 30, 2009 and 2008; and

•	the unaudited historical and as adjusted historical financial and operating data of us on a consolidated basis and of Teekay Parent, in each case for the 12 months ended September 30, 2009.

Other balance sheets, consolidated statements of income (loss), stockholders’ equity, cash flows and related financial and operating data as of and for each of the years in the three-year period ended December 31, 2008, or as of or for any other period referenced in this prospectus, have not been adjusted to reflect our adoption of the amendment to ASC 810 and the Derivatives Reclassification. The retroactive application of the adoption of the amendments to ASC 810 would have decreased our consolidated net loss by approximately $9.6 million for the year ended December 31, 2008 and would have increased our consolidated net income by approximately, $8.9 million and $6.8 million for the years ended December 31, 2007 and 2006, respectively. There would be no changes to net income resulting from the Derivative Reclassification.

•	the unaudited consolidated historical financial and operating data for the 12 months ended September 30, 2009 have been prepared by adding the data from our year-ended December 31, 2008 financial statements adjusted to reflect the adoption of the amendments to ASC 810 and the Derivatives Reclassification (the “Adjusted December 31, 2008 consolidated financial statements”) to the data in our unaudited interim consolidated financial statements for the nine months ended September 30, 2009, and subtracting our consolidated results of operations, cash flows and other data for the nine months ended September 30, 2008;

•	our as adjusted consolidated financial and operating data for the 12 months ended September 30, 2009 has been prepared by adjusting our historical consolidated financial and operating data for such period as prepared in the manner described in the immediately preceding bullet point to give effect to the following (the Adjustments): (i) $91.9 million of net proceeds received from Teekay LNG’s public offering of 3.95 million common units in November 2009 and the application of $90.0 million of the net proceeds thereof to pay down a portion of one of its revolving credit facilities, (ii) Teekay Offshore’s borrowing in November 2009 of $160.0 million under a new revolving credit facility and the use of such funds to pay down a portion of Teekay’s revolving credit facilities, (iii) the repurchase of $17.4 million of our outstanding 8.875% Senior Notes for an aggregate price of $18.0 million in November 2009 and (iv) this offering and the intended use of the net offering proceeds as described in “Use of proceeds,” as if such events had occurred on October 1, 2008, and assuming that all remaining outstanding 8.875% Senior Notes are purchased in the Tender Offer and an interest rate of 9.0% on the notes issued in this offering; and

•	the as adjusted historical financial and operating data of Teekay Parent as at and for the 12 months ended September 30, 2009 have been prepared by subtracting from our historical consolidated financial and operating data for such period, as prepared in a manner described above, the combined historical results of operations, cash flows and other data of our publicly-traded subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers as at such date and for such period, and adjusting the results by the Adjustments. The historical results of operations and other data of our publicly-traded subsidiaries as at and for the 12 months ended September 30, 2009 have been prepared, for the purposes of preparing the Teekay Parent data described above, by (a) adding the results of operations, cash flows and other data for each such subsidiary as reflected in the Adjusted December 31, 2008 consolidated financial statements to the results of operations, cash flows and other data for each such subsidiary as reflected in its unaudited consolidated financial statements for the nine months ended September 30, 2009, and (b) subtracting the results of operations and other data for each subsidiary as reflected in its adjusted unaudited consolidated financial statements for the nine months ended September 30, 2008. These amounts are further adjusted to subtract the results of operations and cash flows of vessels sold from Teekay Parent to our publicly-traded subsidiaries for periods prior to the date the vessel was sold. The sale of vessels from Teekay Parent to our publicly-traded subsidiaries, both entities under common control, are accounted for by our publicly-traded subsidiaries as if the sale occurred from the date that the acquired vessels were first in control of Teekay Parent and had begun operations. Consequently, as a result of our further adjustment, vessels sold from Teekay Parent to our publicly-listed subsidiaries are reflected in Teekay Parent for the periods prior to the sale of the vessel and are reflected in our publicly-traded subsidiaries for periods subsequent to the sale of the vessel. The as adjusted financial and operating data of Teekay Parent reflects transactions with its publicly-traded subsidiaries.

Interim results may not be indicative of full year results, and historical and as adjusted results may not be indicative of future results. Certain historical amounts have been reclassified to conform to the current presentation.

Because we control the general partner of each of Teekay Offshore and Teekay LNG, and because we hold a majority of the voting power of Teekay Tankers, the financial results of these entities are included in Teekay’s consolidated financial results. However, Teekay Offshore, Teekay LNG and Teekay Tankers function with capital structures that are independent of each other and us, with each having publicly traded equity.

The table below includes four financial measures — net revenues, EBITDA, Adjusted EBITDA and cash interest expense — which we use in our business and are not calculated or presented in accordance with generally accepted accounting principles in the United States (or GAAP). We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in notes 9, 10 and 13, respectively, for the three years ended December 31, 2006, 2007 and 2008 and the nine month periods ended September 30, 2008 and 2009 in the table below. In addition, the table includes historical and financial operating data of Teekay Parent, which are not calculated or presented in accordance with GAAP and are also reconciled to their most directly comparable financial measures presented in accordance into GAAP.

The following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and accompanying notes included or incorporated by reference in this prospectus. This table should also be read together with “Management’s discussion and analysis of financial condition and results of operations” included or incorporated by reference in this prospectus.

				Nine months		Twelve months
				ended		ended
	Year ended December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2009
(in thousands, except ratios)				(unaudited)	(unaudited)	(unaudited)

Income statement data:
Revenues(1)	$2,013,737	$2,395,507	$3,193,655	$2,432,123	$1,649,392	$2,446,712
Operating expenses:
Voyage expenses(1)(2)	522,957	527,308	758,388	572,685	225,253	410,956
Vessel operating expenses(1)(3)	248,039	447,146	654,319	469,517	437,299	607,730
Time-charter hire expense	402,168	466,481	612,123	445,444	348,243	514,888
Depreciation and amortization	223,965	329,113	418,802	312,900	321,856	427,758
General and administrative expenses(1)	181,500	231,865	244,522	184,735	156,073	211,908
Gain on sale of vessels and equipment—net of write-downs	(1,341)	(16,531)	(60,015)	(39,713)	(10,286)	(30,588)
Goodwill impairment charge(4)	–	–	334,165	–	–	334,165
Restructuring charges(5)	8,929	–	15,629	11,180	12,017	16,466
Total operating expenses	1,586,217	1,985,382	2,977,933	1,956,748	1,490,455	2,493,283
Income (loss) from vessel operations	427,520	410,125	215,722	475,375	158,937	(46,571)
Other items:
Interest expenses(1)	(100,089)	(422,433)	(994,966)	(215,139)	(111,505)	(188,962)
Interest incomes(1)	31,714	110,201	273,647	73,408	15,894	39,597
Realized and unrealized (loss) gain on non-designated derivative instruments(1)	–	–	–	(125,542)	83,066	(364,307)
Other income (loss), net	(40,751)	(28,639)	(10,473)	(10,119)	(1,700)	(9,118)
Total other items	(109,126)	(340,871)	(731,792)	(277,392)	(14,245)	(522,790)
Net income before non-controlling interests and income taxes	318,394	69,254	(516,070)	197,983	144,692	(569,361)
Non-controlling interests(6)	(6,759)	(8,903)	(9,561)	–	–	–
Income tax recovery (expense)	(8,811)	3,192	56,176	35,022	(12,174)	8,980

Net income (loss)(6)	$302,824	$63,543	$(469,455)	233,005	132,518	(560,381)

Less: Net (income) loss attributable to non-controlling interests(6)				(51,587)	(33,902)	8,124

Net income (loss) attributable to stockholders of Teekay Corp.(6)				$181,418	$98,616	$(552,257)

				Nine months		Twelve months
				ended		ended
	Year ended December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2009
(in thousands, except ratios)				(unaudited)	(unaudited)	(unaudited)

Balance sheet data: (at end of period)
Cash and cash equivalents	$343,914	$442,673	$814,165	$875,613	$495,402	$495,402
Restricted cash(7)	679,992	686,196	650,556	734,704	652,938	652,938
Total vessels and equipment(8)	5,603,316	6,846,875	7,267,094	7,371,364	6,890,768	6,890,768
Total assets	8,110,329	10,418,541	10,215,001	11,700,259	9,662,233	9,662,233
Total long-term debt	3,252,677	5,263,584	4,952,792	6,111,837	4,518,729	4,518,729
Total obligations under capital leases	853,385	857,280	817,341	852,441	824,365	824,365
Non-controlling interest(6)	461,887	544,339	583,938	668,563	757,167	757,167
Total equity (excluding non-controlling interest)(6)	2,519,147	2,655,954	2,068,467	–	–	–
Total equity (including non-controlling interest)(6)	–	–	–	3,454,341	2,955,584	2,955,584

Cash flow data:
Net cash provided by (used in):
Operating activities(6)	$520,785	$255,018	$431,847	$317,315	$298,300	$504,626
Financing activities(6)	299,256	2,114,199	767,878	945,798	(400,743)	(670,457)
Investing activities	(713,111)	(2,270,458)	(828,233)	(830,173)	(216,320)	(214,380)

Other financial data:
Net revenues(1)(9)	$1,490,780	$1,868,199	$2,435,267	$1,859,438	$1,424,139	$2,035,756
EBITDA(10)	603,975	701,696	614,490	652,614	562,159	7,762
Adjusted EBITDA(10)	630,408	660,485	882,868	686,334	420,687	617,221
Ratio of earnings to fixed charges(11)(12)	3.1x	1.1x	–	1.7x	1.7x	N/A
Capital expenditures:
Expenditures for vessels and equipment	$(442,470)	$(910,304)	$(716,765)	$(546,334)	$(431,607)	$(602,038)
Expenditures for drydocking	(31,120)	(85,403)	(101,511)	(60,905)	(58,815)	(99,421)

As adjusted financial data—Consolidated:
EBITDA(10)						$7,762
Adjusted EBITDA(10)						617,221
Cash interest expense(13)						278,404
Cash and cash equivalents						479,334
Total debt (less restricted cash)(14)						4,608,690
Ratio of total debt (less restricted cash) to Adjusted EBITDA(10)(12)(14)						7.5x
Ratio of total debt less total cash to Adjusted EBITDA(10)(12)(14)						6.7x
Ratio of Adjusted EBITDA to cash interest expense(10)(13)						2.2x

As adjusted financial data—Teekay Parent:
EBITDA(10)						$(327,975)
Adjusted EBITDA(10)						250,846
Cash distributions from public subsidiaries(15)						130,106
Cash distributions from OPCO(16)						54,427
Cash interest expense(13)						111,195
Cash and cash equivalents						227,839
Total debt (less restricted cash)(14)(17)						1,100,256
Ratio of total debt (less restricted cash) to Adjusted EBITDA(10)(14)(17)						4.4x
Ratio of total debt less total cash to Adjusted EBITDA(10)(14)(17)						3.5x
Ratio of Adjusted EBITDA to cash interest expense(10)(13)						2.3x

(1)	If adjusted for the adoption of the Derivatives Reclassification, realized and unrealized gain (loss) on non-designated derivative instruments on the consolidated statement of income (loss) for the years ended December 31, 2008, 2007 and 2006 would be included as a separate line item on the statements of income (loss) rather than in revenue, voyage expenses, vessel operating expenses, general and administrative expenses, interest expense, interest income and foreign exchange gain (loss), respectively.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	Goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition. Based on an impairment analysis, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by$334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in our consolidated statement of income (loss) for the year ended December 31, 2008.

(5)	Restructuring charges generally include costs relating to vessel reflaggings, crew changes, office closures, global staffing changes and business unit reorganization.

(6)	If adjusted for the adoption of the FASB ASC 810 amendment, (a) non-controlling interest expense on our consolidated statements of income (loss) for the years ended December 31, 2008, 2007 and 2006 would be included as a component of net income and would be considered a reconciling item from net income to net income attributable to stockholders of Teekay Corp., (b) distributions from our publicly-traded subsidiaries to non-controlling interests would be reflected as a financing cash outflow in our statements of cash flows and (c) non-controlling interest on our balance sheets for the comparable periods would be included as a component of stockholders’ equity.

(7)	Substantially all restricted cash deposits relate to Teekay LNG. Under certain capital lease arrangements, Teekay LNG maintains restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments it owes under the capital leases. The interest Teekay LNG receives from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest it receives approximates the amount of interest it pays on the capital leases.

(8)	Total vessels and equipment consists of (a) owned vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated amortization and (c) advances on newbuildings.

(9)	Consistent with general practice in the shipping industry, we use net revenues (or revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, or net revenues, are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

				Nine months		Twelve months
	Year ended			ended		ended
	December 31,			September 30,		September 30,
	2006	2007	2008	2008	2009	2009
(in thousands)				(unaudited)	(unaudited)	(unaudited)

Revenues	$2,013,737	$2,395,507	$3,193,655	$2,432,123	$1,649,392	$2,446,712
Voyage expenses	522,957	527,308	758,388	572,685	225,253	410,956

Net revenues	$1,490,780	$1,868,199	$2,435,267	$1,859,438	$1,424,139	$2,035,756

(10)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange gain (loss), gain on sale of vessels and equipment — net of writedowns, goodwill impairment charge and amortization of in-process revenue contracts, realized losses (gains) on interest rate swaps, share of realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures, unrealized loss (gain) on derivative instruments, and non-controlling interest. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may very significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, income from vessel operations, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income, and our historical consolidated Adjusted EBITDA to net operating cash flow.

	Historical consolidated
						Twelve
				Nine months		months
				ended		ended
	Year ended December 31,			September 30,		September 30,
(in thousands)	2006	2007	2008	2008	2009	2009

Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income
Net income (loss)	$302,824	$63,543	$(469,455)	$233,005	$132,518	$(560,381)
Income taxes	8,811	(3,192)	(56,176)	(35,022)	12,174	(8,980)
Depreciation and amortization	223,965	329,113	418,802	312,900	321,856	427,758
Interest expense, net of interest income	68,375	312,232	721,319	141,731	95,611	149,365

EBITDA	$603,975	$701,696	$614,490	$652,614	$562,159	$7,762

Restructuring charges	$8,929	$–	$15,629	$11,180	$12,017	$16,466
Foreign exchange (gain) loss	50,416	39,912	(32,348)	(8,323)	39,900	15,992
Gain on sale of vessels and equipment — net of writedowns	(1,341)	(16,531)	(60,015)	(39,713)	(10,286)	(30,588)
Goodwill impairment charge	–	–	334,165	–	–	334,165
Amortization of in-process revenue contracts	(22,404)	(70,979)	(74,425)	(55,733)	(56,719)	(75,411)
Unrealized loss (gains) on derivative instruments	(11,912)	(20,850)	38,724	95,366	(195,048)	239,869
Realized losses (gains) on interest rate swaps	–	–	–	28,361	91,737	101,662
Realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	–	–	32,959	2,582	(23,073)	7,304
Realized gains (losses) on FX forwards	(4,014)	18,334	4,128	–	–	–
Non-controlling interest	6,759	8,903	9,561	–	–	–

Adjusted EBITDA	$630,408	$660,485	$882,868	$686,334	$420,687	$617,221

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$520,785	$255,018	$431,847	$317,315	$298,300	$504,626
Expenditures for drydocking	31,120	85,403	101,511	60,905	58,815	99,421
Interest expense, net of interest income	68,375	312,232	721,319	141,731	95,611	149,365
Change in non-cash working capital items related to operating activities	(50,360)	43,871	28,816	103,055	(132,802)	(207,041)
Gain on sale of marketable securities	1,422	9,577	4,576	4,576	–	–
Writedown of marketable securities	–	–	(20,157)	(13,885)	–	(6,272)
Writedown of intangible assets	–	–	(9,748)	–	(1,076)	(10,824)
Loss on bond repurchase	(375)	(947)	(1,310)	(1,310)	–	–
Equity income (loss) from joint ventures (net of dividends received)	(486)	(11,419)	(30,352)	(7,278)	26,914	3,840
Other — net	(5,956)	28,586	17,532	48,083	2,851	(27,583)
Employee stock compensation	(9,297)	(9,676)	(14,117)	(8,981)	(8,607)	(13,743)
Restructuring charges	8,929	–	15,629	11,180	12,017	16,466
Unrealized (losses) gains on interest rate swaps and forward contracts	45,334	(119,905)	(491,559)	–	–	–
Realized (losses) gains on interest rate swaps	–	–	–	28,361	91,737	101,662
Realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	–	–	32,959	2,582	(23,073)	7,304
Realized gains (losses) on FX forwards	(4,014)	18,334	4,128	–	–	–
Distributions from subsidiaries to non-controlling interests	24,931	49,411	91,794	–	–	–

Adjusted EBITDA	$630,408	$660,485	$882,868	$686,334	$420,687	$617,221

The following table reconciles for (a) Teekay on a consolidated basis and (b) Teekay Parent, both individually and with respect to each other, (i) Teekay’s consolidated and Teekay Parent’s EBITDA and Adjusted EBITDA to net income, each on an historical and as adjusted basis, and (b) Teekay’s consolidated and Teekay Parent’s Adjusted EBITDA to net operating cash flow, each on an historical and as adjusted basis. Teekay Parent’s numbers, which are not calculated or presented in accordance with GAAP, are reconciled to Teekay’s consolidated numbers for the twelve months ended September 30, 2009 which are the financial measures most directly comparable to GAAP measures.

The combined historical results of operations and other data of our publicly-traded subsidiaries (Teekay Offshore, Teekay LNG and Teekay Tankers) as at and for the 12 months ended September 30, 2009 has been prepared in the manner described above in this “—Summary financial and operating data.”

	As adjusted
	Twelve months ended September 30, 2009
	(unaudited)
	Teekay	Public		Teekay
	consolidated	subsidiaries	Adjustments	Parent

(in thousands)

Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net loss
Net Income (loss)	$(580,786)	$(6,521)		$(574,265)
Interest expense, net of interest income	169,770	105,768		64,002
Income taxes	(8,980)	(7,721)		(1,259)
Depreciation and amortization	427,758	244,211		183,547

EBITDA	$7,762	$335,737		$(327,975)

Cash distributions from public subsidiaries(15)	$–	$–	$(130,106)	$130,106
Cash distributions from OPCO(16)	–	–	(54,427)	54,427
Restructuring charge	16,466	7,106		9,360
Foreign exchange (gain) loss	15,992	17,191		(1,199)
Gain on sale of vessels and equipment — net of writedowns	(30,588)	–		(30,588)
Goodwill impairment charge	334,165	–		334,165
Amortization of in-process revenue contracts	(75,411)	(421)		(74,990)
Unrealized losses on derivative instruments	239,869	133,793		106,076
Realized losses (gains) on interest rate swaps	101,662	62,882		38,780
Realized losses (gains) on interest rate swaps in joint ventures	7,304	(5,380)		12,684

Adjusted EBITDA	$617,221	$550,908	$(184,533)	$250,846

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$484,221	$411,367		$72,854
Expenditures for drydocking	99,421	47,542		51,879
Interest expense, net of interest income	169,770	105,768		64,002
Change in non-cash working capital items related to operating activities	(207,041)	(86,649)		(120,392)
Gain on sale of marketable securities	–	–		–
Writedown of marketable securities	(6,272)	–		(6,272)
Writedown of intangible assets	(10,824)	–		(10,824)
Loss on bond repurchase	–	–		–
Equity income (net of dividends received)	3,840	11,507		(7,667)
Other — net	(27,583)	(2,865)		(24,718)
Employee stock compensation	(13,743)	(370)		(13,373)
Restructuring charges	16,466	7,106		9,360
Realized losses (gains) on interest rate swaps	101,662	62,882		38,780
Realized losses (gains) on interest rate swaps in joint ventures	7,304	(5,380)		12,684
Cash distributions from public subsidiaries(15)	–	–	(130,106)	130,106
Cash distributions from OPCO(16)	–	–	(54,427)	54,427

Adjusted EBITDA	$617,221	$550,908	$(184,533)	$250,846

(11)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) interest within time charter hire expense. For the year ended December 31, 2008 the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency for this period was $508.1 million.

(12)	In addition to our consolidated debt, as of September 30, 2009, our total proportionate interest in debt of joint ventures we do not control was $398 million, of which Teekay Corporation has guaranteed $58.7 million and which otherwise is non-recourse to us.

(13)	Cash interest expense represents total interest expense less interest income and amortization of capitalized loan costs plus capitalized interest and realized losses on interest rate swaps. Management believes that cash interest expense, as a supplemental financial measure, is useful for analyzing the cash flow needs and debt service requirements of Teekay.

The following table reconciles cash interest expense, a non-GAAP financial measure, to interest expense, the most directly comparable GAAP financial measure, for Teekay on both a historical consolidated and as adjusted basis:

	Teekay consolidated
	Twelve months ended
	September 30, 2009
	(unaudited)
			As
(in thousands)	Historical	Adjustments	adjusted

Interest expense	$188,962	$19,257	$208,219
Interest income	(39,597)		(39,597)
Capitalized interest	15,502		15,502
Realized losses on interest rate swaps	101,662		101,662
Amortization of capitalized loan costs	(7,382)		(7,382)

Cash interest expense	$259,147	$19,257	$278,404

The following table reconciles cash interest expense to interest expense of Teekay on a consolidated basis and of Teekay Parent, both individually and with respect to each other, each on an as adjusted basis.

	Twelve months ended
	September 30, 2009
	(unaudited)
	Teekay	Public	Teekay
	consolidated,	subsidiaries,	Parent,
	as	as	as
(in thousands)	adjusted	adjusted	adjusted

Interest expense	$208,219	$137,426	$70,793
Interest income	(39,597)	(31,658)	(7,939)
Capitalized interest	15,502	2,096	13,406
Realized losses on interest rate swaps	101,662	62,882	38,780
Amortization of capitalized loan costs	(7,382)	(3,537)	(3,845)

Cash interest expense	$278,404	$167,209	$111,195

(14)	The ratio of total debt (less restricted cash) to Adjusted EBITDA represents total debt less restricted cash as of September 30, 2009 divided by Adjusted EBITDA for the 12 months ended September 30, 2009. The ratio of total debt less total cash to Adjusted EBITDA represents total debt less total cash and restricted cash as of September 30, 2009 divided by Adjusted EBITDA for the 12 months ended September 30, 2009.

(15)	The aggregate amount of cash distributions to Teekay Parent from Teekay Offshore, Teekay LNG and Teekay Tankers for 2006, 2007, 2008 and the nine months ended September 30, 2008 and 2009 was $43.5 million, $62.4 million, $119.1 million, $81.6 million and $92.6 million, respectively.

(16)	Includes cash distributions to Teekay Parent based on its 49% ownership interest in OPCO, which is Teekay Offshore’s primary operating subsidiary and which had a fleet of 48 vessels as of December 31, 2009. This interest is in addition to Teekay Parent’s indirect ownership interest in OPCO through its ownership interest in Teekay Offshore. Teekay Parent received $54.4 million of distributions from OPCO during the 12 months ended September 30, 2009.

(17)	Teekay Parent guarantees $737 million ($268 million net of restricted cash) of indebtedness of Teekay’s publicly-traded subsidiaries.

Risk factors

Investing in the notes involves risks. Before investing in the notes, you should carefully consider all of the information included or incorporated by reference into this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or affect the notes. If any of the risks described below or other risks incorporated by reference into this prospectus were to occur, our business, financial condition or operating results could be materially adversely affected.

Risks related to our ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers

We are not the only equity holders of Teekay Offshore, Teekay LNG and Teekay Tankers, and the respective partnership agreements of Teekay Offshore and Teekay LNG require them, and Teekay Tankers policy is, to distribute all available cash to their respective equity holders, including public unitholders and stockholders.

Teekay Offshore and Teekay LNG are publicly-traded limited partnerships and Teekay Tankers is a publicly-traded company. As of December 31, 2009, we indirectly owned:

•	a 40.5% partnership interest in Teekay Offshore (including a 2% general partner interest) and all incentive distribution rights of Teekay Offshore;

•	a 49.2% partnership interest in Teekay LNG (including a 2% general partner interest) and all incentive distribution rights of Teekay LNG; and

•	a 42.2% interest in Teekay Tankers (including 1.0 million shares of Class A Common Stock and 12.5 million shares of Class B Common Stock).

The remainder of the outstanding limited partner interests or capital stock in each of Teekay Offshore, Teekay LNG and Teekay Tankers are owned by public unitholders and stockholders. Although Teekay Offshore’s and Teekay LNG’s respective partnership agreements require them, and Teekay Tankers’ policy is, to distribute, on a quarterly basis, 100% of their available cash to their respective unitholders of record and their respective general partners or stockholders of record, as applicable, we are not the only limited partners of Teekay Offshore and Teekay LNG or the only stockholders of Teekay Tankers and, therefore, we receive only our proportionate share of cash distributions from each of Teekay Offshore, Teekay LNG and Teekay Tankers based on our partner interests or stockholdings in each of them. The remainder of the quarterly cash distributions is distributed, pro rata, to the public unitholders or stockholders.

For each of Teekay Offshore, Teekay LNG and Teekay Tankers, available cash is generally all cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by their respective general partners or, in the case of Teekay Tankers, its board of directors. Although we own the general partner of each of Teekay Offshore and Teekay LNG and currently possess voting control of Teekay Tankers, Teekay Offshore’s and Teekay LNG’s respective general partners and Teekay Tankers’ board of directors determine the amount and timing of cash distributions by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, and have broad discretion to establish and make additions to the respective entity’s reserves in amounts the general partner or board of directors determines to be necessary or appropriate:

•	to provide for the proper conduct of partnership business and the businesses of its operating subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs);

•	for Teekay Offshore and Teekay LNG, to provide funds for distributions to the respective unitholders and the respective general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any loan or other agreements.

Accordingly, cash distributions we receive on our ownership interests in Teekay Offshore and Teekay LNG may be reduced at any time, or we may not receive any cash distributions from these entities, which would in turn reduce our cash available to service our debt, including the notes.

The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers will be able to distribute to its unitholders and stockholders, including Teekay, principally depends upon the amount of cash these entities can generate from their respective businesses.

The amount of cash that Teekay Offshore, Teekay LNG or Teekay Tankers will be able to distribute to its partners or stockholders, including Teekay, each quarter principally depends upon the amount of cash it can generate from its respective business. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers will generate may fluctuate from quarter to quarter based on, among other things, factors described under “Risks relating to our business.” A significant decline in the results of operations of Teekay Offshore, Teekay LNG or Teekay Tankers could reduce the amount of its distributions to its partners or stockholders, including Teekay.

In addition, the actual amount of cash that Teekay Offshore, Teekay LNG or Teekay Tankers will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	the level of capital expenditures it makes;

•	the cost of any acquisitions;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its debt agreements;

•	prevailing economic conditions; and

•	the amount of cash reserves established by its general partner or board of directors in its sole discretion for the proper conduct of its business.

Because of these factors, none of Teekay Offshore, Teekay LNG or Teekay Tankers may have sufficient available cash each quarter to continue paying distributions to their respective partners or stockholders, including us, at their current or historical levels or at all. The amount of cash that Teekay Offshore, Teekay LNG and Teekay Tankers have available for distribution depends primarily upon their respective cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Teekay Offshore, Teekay LNG or Teekay Tankers may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records profits.

A reduction in Teekay Offshore’s or Teekay LNG’s distributions will disproportionately affect the amount of cash distributions to which Teekay is currently entitled as the holder of the incentive distribution rights of each partnership.

Teekay’s ownership of the incentive distribution rights of Teekay Offshore and Teekay LNG entitles it to receive increasing percentages, up to 50%, of incremental quarterly cash distributions by Teekay Offshore and Teekay LNG. Recent quarterly distributions by each of Teekay Offshore and Teekay LNG have exceeded these thresholds and entitled Teekay to greater percentages of their respective cash distributions, including up to 25% of certain incremental distributions. A decrease in the amount of distributions per unit by Teekay Offshore or Teekay LNG below the incentive distribution rights thresholds would reduce Teekay’s percentage of the incremental cash distributions. A decrease in the amount of distributions per unit by Teekay Offshore or Teekay LNG may be caused by a variety of circumstances, including if Teekay Offshore or Teekay LNG generates less cash available for distributions or if the board of directors of their respective general partners determines to create larger reserves in computing cash available for distribution. Even if cash available for distribution remained stable, Teekay Offshore or Teekay LNG may determine to modify the incentive distribution rights to reduce the percentage of incremental cash distributions such incentive distribution rights are entitled to receive.

Teekay will not receive cash distributions on its subordinated units of Teekay Offshore and Teekay LNG if distributions by those entities are less than their respective minimum quarterly distributions.

Teekay holds 9.8 million subordinated units of Teekay Offshore and 7.4 million subordinated units of Teekay LNG. Under the partnership agreements of Teekay Offshore and Teekay LNG, during the applicable subordination period for the subordinated units, the common units of Teekay Offshore or Teekay LNG will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter for Teekay Offshore (or approximately $3.4 million per quarter based on the current number of outstanding subordinated units) and $0.4125 per unit for Teekay LNG (or approximately $3.0 million per quarter based on the current number of outstanding subordinated units), plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on their subordinated units. Distribution arrearages do not accrue on the subordinated units. Accordingly, Teekay will not receive distributions on its subordinated units of Teekay Offshore and Teekay LNG during the subordination periods if the distributions are less than the respective minimum quarterly distributions. For the year ended December 31, 2008 and the nine months ended September 30, 2009, Teekay received $16.7 million and $13.2 million of distributions on its subordinated units from Teekay Offshore and $26.5 million and $14.7 million of distributions on its subordinated units from Teekay LNG.

Each of Teekay Offshore, Teekay LNG and Teekay Tankers have issued significant amounts of additional common units or common shares to finance vessel acquisitions from Teekay, which have reduced Teekay’s percentage ownership interest in these entities. In addition, Teekay Offshore, Teekay LNG and Teekay Tankers may issue additional limited partner interests or other equity securities, which may increase the risk that Teekay Offshore, Teekay LNG or Teekay Tankers will not have sufficient available cash to maintain or increase cash distribution levels to its unitholders or stockholders, including Teekay.

Teekay Offshore, Teekay LNG and Teekay Tankers each has discretion to issue additional limited partner interests or other equity securities on the terms and conditions established by its general partner or board of directors, as applicable. Since their respective initial public offerings, each of Teekay Offshore, Teekay LNG and Teekay Tankers has purchased vessels from Teekay and issued additional common units or common shares to the public to finance these acquisitions. Teekay is required to offer to Teekay Offshore, Teekay LNG and Teekay Tankers certain vessels for purchase, and intends to offer additional vessels for purchase from time to time. The issuance by Teekay Offshore, Teekay LNG or Teekay Tankers of additional common units, common shares or other equity securities to third parties to finance these or other vessel acquisitions, or otherwise:

•	may increase the risk that Teekay Offshore or Teekay LNG will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions Teekay receives as the holder of incentive distribution rights of such entities; and

•	will reduce Teekay’s ownership interest in Teekay Offshore, Teekay LNG or Teekay Tankers, as applicable, which may reduce the amount of the quarterly cash distributions it receives.

Teekay may sell some or all of its equity interests in Teekay Offshore, Teekay LNG and Teekay Tankers.

Subject to compliance with the terms of the indenture governing the notes that restrict the sale of all or substantially all of Teekay’s assets, Teekay may sell some or all of its equity interests in Teekay Offshore, Teekay LNG and Teekay Tankers without the consent of holders of the notes. The indenture will neither limit the consideration Teekay receives nor will it require Teekay to use the proceeds to repay indebtedness or make reinvestments. If Teekay sold its partner and equity interests in Teekay Offshore, Teekay LNG or Teekay Tankers, Teekay would no longer receive distributions in respect of the sold interests, and Teekay’s cash available to service its debt, including the notes, may be adversely affected.

Conflicts of interest may arise because the respective boards of directors of the general partners of Teekay Offshore and Teekay LNG have a fiduciary duty to manage the general partners in a manner that is beneficial to their owners, and at the same time, in a manner that is beneficial to the respective unitholders of Teekay Offshore and Teekay LNG.

Teekay owns the respective sole general partners of Teekay Offshore and Teekay LNG. Each of the board of directors of these general partners owes a fiduciary duty to the respective unitholders of Teekay Offshore and Teekay LNG, and not just to Teekay as owner of the general partners. As a result of these potential conflicts, the boards of directors of the general partners of Teekay Offshore and Teekay LNG may favor the interests of the public unitholders of Teekay Offshore or Teekay LNG over the interests of Teekay as the owner of the general partners.

None of Teekay Offshore, Teekay LNG or Teekay Tankers are subject to the provisions of the indenture governing the notes.

None of Teekay Offshore, Teekay LNG or Teekay Tankers is a guarantor of the notes or party to the indenture governing the notes. Each of these entities may, among other things, sell all or substantially all of its assets or, with respect to Teekay Offshore and Teekay LNG, modify the terms of their respective partnership agreements and incentive distribution rights owned by Teekay, in each case without the consent of holders of the notes.

Risks relating to our business

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings may decrease, particularly with respect to our spot tanker segment (which includes vessels operating under charters with an initial term of less than three years), which accounted for approximately 34%, 43% and 26% of our net revenues during 2007, 2008 and the nine months ended September 30, 2009, respectively. Vessels in our spot tanker segment operating under charters with an initial term of less than one year accounted for approximately 25% of our net revenues during the 12 months ended September 30, 2009. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenue we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic conditions;

•	the distance oil and oil products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

Changes in the oil and natural gas markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil, petroleum products and LNG depend upon world and regional oil and natural gas markets. Any decrease in shipments of oil, petroleum products or LNG in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, petroleum products and LNG, and competition from alternative energy sources. A slowdown of the U.S. and world economies may result in reduced consumption of oil, petroleum products and natural gas and decreased demand for our vessels and services, which would reduce vessel earnings.

Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2007, 2008 and the nine months ended September 30, 2009, we derived approximately 34%, 43% and 26%, respectively, of our net revenues from the vessels in our spot tanker segment (which includes vessels operating under charters with an initial term of less than three years). Vessels in our spot tanker segment operating under charters with an initial term of less than one year accounted for approximately 25% of our net revenues during the 12 months ended September 30, 2009. Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term less than three years. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in our spot tanker segment. Our shuttle tankers may also trade in the spot tanker market when not otherwise committed to perform under time-charters or contracts of affreightment. Due to activity in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. During 2009, there have been periods when spot rates have declined below the operating cost of vessels. Before rebounding somewhat in the fourth quarter of 2009, spot tanker rates declined to multi-year lows in the third quarter of 2009, primarily due to the ongoing effects of reduced global oil demand coupled with tanker fleet growth. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations.

Reduction in oil produced from offshore oil fields could harm our shuttle tanker and FPSO businesses.

As at December 31, 2009, we had 35 vessels operating in our shuttle tanker fleet and five FPSO units operating in our FPSO fleet. A majority of our shuttle tankers and all of our FPSO units earn revenue that depends upon the volume of oil we transport or the volume of oil produced from offshore oil fields. Oil production levels are affected by several factors, all of which are beyond our control, including:

•	geologic factors, including general declines in production that occur naturally over time;

•	the rate of technical developments in extracting oil and related infrastructure and implementation costs; and

•	operator decisions based on revenue compared to costs from continued operations.

Factors that may affect an operator’s decision to initiate or continue production include: changes in oil prices; capital budget limitations; the availability of necessary drilling and other governmental permits; the availability of qualified personnel and equipment; the quality of drilling prospects in the area; and regulatory changes. In addition, the volume of oil we transport may be adversely affected by extended repairs to oil field installations or suspensions of field operations as a result of oil spills, operational difficulties, strikes, employee lockouts or other labor unrest. The rate of oil production at fields we service may decline from existing or future levels, and may be terminated, all of which could harm our business and operating results. In addition, if such a reduction or termination occurs, the spot tanker market rates, if any, in the conventional oil tanker trades at which we may be able to redeploy the affected shuttle tankers may be lower than the rates previously earned by the vessels under contracts of affreightment, which would also harm our business and operating results.

The redeployment risk of FPSO units is high given their lack of alternative uses and significant costs.

FPSO units are specialized vessels that have very limited alternative uses and high fixed costs. In addition, FPSO units typically require substantial capital investments prior to being redeployed to a new field and production service agreement.

Unless extended, certain of our FPSO production service agreements will expire during the next 10 years. Our clients may also terminate certain of our FPSO production service agreements prior to their expiration under specified circumstances. Any idle time prior to the commencement of a new contract or our inability to redeploy the vessels at acceptable rates may have an adverse effect on our business and operating results.

The duration of many of our shuttle tanker and FSO contracts is the life of the relevant oil field or is subject to extension by the field operator or vessel charterer. If the oil field no longer produces oil or is abandoned or the contract term is not extended, we will no longer generate revenue under the related contract and will need to seek to redeploy affected vessels.

Two of our shuttle tanker contracts have a “life-of-field” duration, which means that the contract continues until oil production at the field ceases. If production terminates for any reason, we no longer will generate revenue under the related contract. Other shuttle tanker and FSO contracts under which our vessels operate are subject to extensions beyond their initial term. The likelihood of these contracts being extended may be negatively affected by reductions in oil field reserves, low oil prices generally or other factors. If we are unable to promptly redeploy any affected vessels at rates at least equal to those under the contracts, if at all, our operating results will be harmed. Any potential redeployment may not be under long-term contracts, which may affect the stability of our business and operating results.

Charter rates for conventional oil and product tankers may fluctuate substantially over time and may be lower when we are attempting to recharter conventional oil or product tankers, which could adversely affect our operating results. Any changes in charter rates for LNG or LPG carriers, shuttle tankers or FSO or FPSO units could also adversely affect redeployment opportunities for those vessels.

Our ability to recharter our conventional oil and product tankers following expiration of existing time-charter contracts and the rates payable upon any renewal or replacement charters will depend upon, among other things, the state of the conventional tanker market. Conventional oil and product tanker trades are highly competitive and have experienced significant fluctuations in charter rates based on, among other things, oil, refined petroleum product and vessel demand. For example, an oversupply of conventional oil tankers can significantly reduce their charter rates. There also exists some volatility in charter rates for LNG and LPG carriers, shuttle tankers and FSO and FPSO units, which could also adversely affect redeployment opportunities for those vessels. As of December 31, 2009, we have 23 time-charter contracts covering our conventional tankers two time-charters covering our FPSO units, 10 time-charters covering our shuttle tankers and one time-charter covering an LNG carrier that expire during the next three years.

Over time, the value of our vessels may decline, which could adversely affect our operating results.

Vessel values for oil and product tankers, LNG and LPG carriers and FPSO and FSO units can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels. If operation of a vessel is not profitable, or if we cannot re-deploy a chartered vessel at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

Our growth depends on continued growth in demand for LNG and LPG and LNG and LPG shipping as well as offshore oil transportation, production, processing and storage services.

A significant portion of our growth strategy focuses on continued expansion in the LNG and LPG shipping sectors and on expansion in the shuttle tanker, FSO and FPSO sectors.

Expansion of the LNG and LPG shipping sectors depends on continued growth in world and regional demand for LNG and LPG and LNG and LPG shipping and the supply of LNG and LPG. Demand for LNG and LPG and LNG and LPG shipping could be negatively affected by a number of factors, such as increases in the costs of natural gas derived from LNG relative to the cost of natural gas generally, increases in the production of natural gas in areas linked by pipelines to consuming areas, increases in the price of LNG and LPG relative to other energy sources, the availability of new energy sources, and negative global or regional economic or political conditions. Reduced demand for LNG or LPG and LNG or LPG shipping would have a material adverse effect on future growth of our liquefied gas segment, and could harm that segment’s results. Growth of the LNG and LPG markets may be limited by infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure over concerns about the environment, safety and terrorism. If the LNG or LPG supply chain is disrupted or does not continue to grow, or if a significant LNG or LPG explosion, spill or similar incident occurs, it could have a material adverse effect on growth and could harm our business, results of operations and financial condition.

Expansion of the shuttle tanker, FSO and FPSO sectors depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain fields we service or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for offshore marine transportation, production, processing or storage services would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The intense competition in our markets may lead to reduced profitability or expansion opportunities.

Our vessels operate in highly competitive markets. Competition arises primarily from other vessel owners, including major oil companies and independent companies. We also compete with owners of other size vessels. Our market share is insufficient to enforce any degree of pricing discipline in the markets in which we operate and our competitive position may erode in the future. Any new markets that we enter could include participants that have greater financial strength and capital resources than we have. We may not be successful in entering new markets.

One of our objectives is to enter into additional long-term, fixed-rate time charters for our LNG and LPG carriers, shuttle tankers, FSO and FPSO units. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We expect substantial competition for providing services for potential LNG, LPG, shuttle tanker, FSO and FPSO projects from a number of experienced companies, including state-sponsored entities and major energy companies. Some of these competitors have greater experience in these markets and greater financial resources than do we. We anticipate that an increasing number of marine transportation companies, including many with strong reputations and extensive resources and experience will enter the LNG and LPG transportation, shuttle tanker, FSO and FPSO sectors. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. One customer accounted for 14%, or $443.5 million, of our consolidated revenues during 2008 (20% or $472.3 million—2007 and 15% or $307.9 million—2006), and 14%, or $238.1 million, of our consolidated revenues during the nine months ended September 30, 2009. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

A recurrence of recent adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.

The recent economic downturn and financial crisis in the global markets produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets in 2008 and the first half of 2009. We may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities in the future. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these and future laws and regulations, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Business—Regulation.”

We may be unable to make or realize expected benefits from acquisitions, and implementing our strategy of growth through acquisitions may harm our financial condition and performance.

A principal component of our strategy is to continue to grow by expanding our business both in the geographic areas and markets where we have historically focused as well as into new geographic areas, market segments and services. We may not be successful in expanding our operations and any expansion may not be profitable. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including:

•	interruption of, or loss of momentum in, the activities of one or more of an acquired company’s businesses and our businesses;

•	additional demands on members of our senior management while integrating acquired businesses, which would decrease the time they have to manage our existing business, service existing customers and attract new customers;

•	difficulties in integrating the operations, personnel and business culture of acquired companies;

•	difficulties of coordinating and managing geographically separate organizations;

•	adverse effects on relationships with our existing suppliers and customers, and those of the companies acquired;

•	difficulties entering geographic markets or new market segments in which we have no or limited experience; and

•	loss of key officers and employees of acquired companies.

Acquisitions may not be profitable to us at the time of their completion and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our results of operations and financial condition, including risks that we may: fail to realize anticipated benefits, such as cost-savings, revenue and cash flow enhancements and earnings accretion; decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions; incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution; incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

The strain that growth places upon our systems and management resources may harm our business.

Our growth has placed and will continue to place significant demands on our management, operational and financial resources. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain quality and control in geographically dispersed markets. In addition, our three publicly-traded subsidiaries have increased our complexity and placed additional demands on our management. Our future growth and financial performance will also depend on our ability to recruit, train, manage and motivate our employees to support our expanded operations and continue to improve our customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion in a cost-effective manner could have a material adverse affect on our business.

Our insurance may not be sufficient to cover losses that may occur to our property or as a result of our operations.

The operation of oil and product tankers, LNG and LPG carriers, FSO and FPSO units is inherently risky. Although we carry hull and machinery (marine and war risk) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims relating to our operations covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disaster;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage or pollution;

•	delays in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our operating results are subject to seasonal fluctuations.

We operate our conventional tankers in markets that have historically exhibited seasonal variations in demand and, therefore, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.

Due to harsh winter weather conditions, oil field operators in the North Sea typically schedule oil platform and other infrastructure repairs and maintenance during the summer months. Because the North Sea is our primary existing offshore oil market, this seasonal repair and maintenance activity contributes to quarter-to-quarter volatility in our results of operations, as oil production typically is lower in the fiscal quarters ended June 30 and September 30 in this region compared with production in the fiscal quarters ended March 31 and December 31. Because a significant portion of our North Sea shuttle tankers operate under contracts of affreightment, under which revenue is based on the volume of oil transported, the results of our shuttle tanker operations in the North Sea under these contracts generally reflect this seasonal production pattern. When we redeploy affected shuttle tankers as conventional oil tankers while platform maintenance and repairs are conducted, the overall financial results for our North Sea shuttle tanker operations may be negatively affected if the rates in the conventional oil tanker markets are lower than the contract of affreightment rates. In addition, we seek to coordinate some of the general drydocking schedule of our fleet with this seasonality, which may result in lower revenues and increased drydocking expenses during the summer months.

We expend substantial sums during construction of newbuildings and the conversion of tankers to FPSOs or FSOs without earning revenue and without assurance that they will be completed.

We are typically required to expend substantial sums as progress payments during construction of a newbuilding, but we do not derive any revenue from the vessel until after its delivery. In addition, under some of our time charters if our delivery of a vessel to a customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional substantial liquidated charges.

Substantially all of our newbuilding financing commitments have been pre-arranged. However, if we were unable to obtain financing required to complete payments on any of our newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made. As of December 31, 2009, we had 11 newbuildings on order with deliveries scheduled between 2010 and 2012. As of December 31, 2009, progress payments made towards these newbuildings, excluding payments made by our joint venture partners, totaled $283.3 million.

In addition, conversion of tankers to FPSOs and FSOs expose us to a numbers of risks, including lack of shipyard capacity and the difficulty of completing the conversion in a timely and cost effective manner. During conversion of a vessel, we do not earn revenue from it. In addition, conversion projects may not be successful.

We make substantial capital expenditures to expand the size of our fleet. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our stockholders could be diluted.

We regularly evaluate and pursue opportunities to provide the marine transportation requirements for various projects, and we have currently submitted bids to provide transportation solutions for LNG and LPG projects. We may submit additional bids from time to time. The award process relating to LNG and LPG transportation opportunities typically involves various stages and takes several months to complete. If we bid on and are awarded contracts relating to any LNG and LPG project, we will need to incur significant capital expenditures to build the related LNG and LPG carriers.

To fund the remaining portion of existing or future capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant stockholder dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

Exposure to currency exchange rate and interest rate fluctuations results in fluctuations in our cash flows and operating results.

Substantially all of our revenues are earned in U.S. Dollars, although we are paid in Euros, Australian Dollars, Norwegian Kroner and British Pounds under some of our charters. A portion of our operating costs are incurred in currencies other than U.S. Dollars. This partial mismatch in operating revenues and expenses leads to fluctuations in net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the Norwegian Kroner, the Australian Dollar, the Canadian Dollar, the Singapore Dollar, the Japanese Yen, the British Pound and the Euro. We also make payments under two Euro-denominated term loans. If the amount of these and other Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. For 2007 and 2008 and the nine months ended September 30, 2009, we had foreign exchange (losses) gains of $(39.9) million, $32.3 million and $(39.9) million, respectively. The primary source of these gains and losses is our Euro-denominated term loans.

Many seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer to labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or bi-annually for seafarers and annually for onshore operational staff and may increase our cost of operation. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If crew costs increase and we are not able to increase our rates to customers to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, the current conflicts in Iraq and Afghanistan, and other current and future conflicts may adversely affect our business, operating results, financial condition, and ability to raise capital or future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil, LNG and LPG production and distribution, which could result in reduced demand for our services. In addition, oil, LNG and LPG facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil, LNG and LPG to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil, LNG or LPG to be shipped by us could entitle our customers to terminate charter contracts, which could harm our cash flow and our business.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden of the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, changing laws and policies affecting trade, investment and changes in tax regulations could have a materially adverse effect on our business, cash flow and financial results. As well, we derive a substantial portion of our revenues from shipping oil, LNG and LPG from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our business, cash flow and financial results.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Declining market values of our vessels could adversely affect our liquidity and result in breaches of our financing agreements.

Market values of vessels fluctuate depending upon general economic and market conditions affecting relevant markets and industries and competition from other shipping companies and other modes of transportation. In addition, as vessels become older, they generally decline in value. Declining vessel values of our tankers could adversely affect our liquidity by limiting our ability to raise cash by refinancing vessels. Declining vessel values could also result in a breach of loan covenants and events of default under certain of our credit facilities that require us to maintain certain loan-to-value ratios. If we are unable to pledge additional collateral in the event of a decline in vessel values, the lenders under these facilities could accelerate our debt and foreclose on our vessels pledged as collateral for the loans. As of September 30, 2009, the total outstanding debt under credit facilities with this type of covenant tied to conventional tanker values was $218 million.

Tax risks

Changes in the ownership of our stock may cause us and certain of our subsidiaries to be unable to claim an exemption from United States tax on our United States source income.

Changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the United States Internal Revenue Code (or the Code). If we were not exempt from tax under Section 883 of the Code, we or our subsidiaries that are currently claiming exemptions will be subject to U.S. federal income tax on shipping income attributable to our subsidiaries’ transportation of cargoes to or from the U.S. to the extent it is treated as derived from U.S. sources. See “Business — Taxation of the Company — United States Taxation.” Our subsidiary Teekay Offshore currently is unable to claim this exemption and, as a result, we estimate that it will be subject to less than $500,000 of U.S. federal income tax annually. To the extent we or our other subsidiaries are subject to U.S. federal income tax on shipping income from U.S. sources, our net income and cash flow will be reduced by the amount of such tax. We cannot give any assurance that future changes and shifts in ownership of our stock will not preclude us or our other subsidiaries from being able to satisfy an exemption under Section 883.

Risks relating to this offering

We have substantial debt levels and may incur additional debt.

We have substantial debt and debt service requirements. Assuming we completed this offering on September 30, 2009, after giving effect to the issuance of the notes and the application of the estimated net proceeds of the offering to repurchase in the Tender Offer our outstanding 8.875% Senior Notes and to prepay certain of our outstanding revolving debt, our consolidated debt and capital lease obligations would have totaled $5.3 billion and we would have had the capacity to borrow an additional $1.5 billion under our credit facilities. If less than all of our outstanding 8.875% Senior Notes are tendered and repurchased, the senior unsecured debt of Teekay Parent will be greater. Our consolidated debt and capital lease obligations could increase substantially. The terms of the indenture under which the notes will be issued and, subject to certain limitations, our credit facilities do not prohibit us from incurring additional debt. Accordingly, should our current debt levels increase, the risks related to the notes and our debt generally that we now face could also increase. Our level of debt could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to stockholders;

•	our debt level may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in obtaining additional financing, pursuing other business opportunities and responding to changing business and economic conditions.

Our ability to service our debt will depend on certain financial, business and other factors, many of which are beyond our control.

Our ability to service our debt, including the notes, will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. In addition, we rely on distributions and other intercompany cash flows from our subsidiaries to repay our obligations. Financing arrangements between some of our subsidiaries and their respective lenders contain restrictions on distributions from such subsidiaries.

If we are unable to generate sufficient cash flow to service our debt service requirements, we may be forced to take actions such as:

•	restructuring or refinancing our debt, including the notes;

•	seeking additional debt or equity capital;

•	seeking bankruptcy protection;

•	reducing distributions;

•	reducing or delaying our business activities, acquisitions, investments or capital expenditures; or

•	selling assets.

Such measures might not be successful and might not enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms. In addition, our credit agreements and the indenture governing the notes may restrict our ability to implement some of these measures.

Financing agreements containing operating and financial restrictions may limit our operating and financial flexibility.

Operating and financial restrictions and covenants in our revolving credit facilities, term loans and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change our ownership or structure, including through mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey our assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, the indenture relating to the notes restricts our ability to:

•	grant liens on our assets;

•	transfer, sell, lease or otherwise dispose of all or substantially all of our assets; and

•	consolidate with, or merge with or into any person.

Please read “Description of other indebtedness.”

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements or the indenture relating to the notes, our debt obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Our subsidiaries conduct all of our operations and own all of our operating assets, and your right to receive payments on the notes is effectively subordinated to the rights of the lenders of our subsidiaries.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. Our only material asset is our ownership of the capital stock of or other ownership interests in our subsidiaries. As a result, our ability to make required payments on the notes depends on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under the notes. Our subsidiaries will have no obligation to pay amounts due on the notes, and none of our subsidiaries will guarantee the notes.

The rights of holders of the notes will be structurally subordinated to the rights of our subsidiaries’ lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. The notes will be effectively junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of September 30, 2009, our subsidiaries had $4.8 billion of outstanding debt and capital lease obligations. In addition, the indenture under which the notes will be issued will permit us and our subsidiaries to incur additional debt without any limitation.

The notes will be unsecured obligations and will be effectively subordinated to our secured debt and secured debt of our subsidiaries.

The notes are unsecured and therefore will be effectively subordinated to any secured debt we or our subsidiaries maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us or a subsidiary, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the notes. Assuming we completed this offering on September 30, 2009, after giving effect to the issuance of the notes and the application of the estimated net proceeds of the offering, we and our subsidiaries would have had an aggregate of approximately $4.8 billion of secured debt outstanding. Please read “Description of other indebtedness.” We and our subsidiaries will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities.

We may be unable to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

Upon the occurrence of a change of control triggering event as described in “Description of notes—Covenants—Repurchase of notes upon a change of control triggering event,” we will be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued interest to the date of the purchase. In the event of a change of control triggering event, the total debt represented by the notes could become due and payable. We may not have sufficient financial resources available at the time of any change of control to repurchase the notes. Our failure to repurchase the notes upon a change of control triggering event would cause a default under the indenture relating to the notes. In addition, certain of our credit facilities provide that certain change of control events will constitute a default and, in the event of such a default, the holders of such debt may elect to declare all funds borrowed to be due and payable, together with accrued and unpaid interest. Any future debt facilities may contain similar restrictions and provisions.

An active trading market may not develop for the notes.

The notes will constitute a new issue of securities for which there is no active public trading market. We do not intend to apply for listing of the notes on a securities exchange. Although the underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue market-making activities at any time. The liquidity of the trading market in the notes and the market prices quoted for the notes may be adversely affected by changes in the overall market for this type of securities and by changes in our financial performance or prospects or in the performance or prospects for companies in our industries generally. As a consequence, an active trading market may not develop for the notes, you may not be able to sell the notes or, even if you can sell the notes, you may not be able to sell them at a price that would be acceptable to you.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of The Marshall Islands and our subsidiaries are incorporated under the laws of The Marshall Islands, Norway, Spain, The Bahamas and certain other countries besides the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

It may not be possible for investors in the notes to enforce U.S. judgments against us.

We are incorporated in the Republic of The Marshall Islands and most of our subsidiaries are organized in countries other than the United States. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for investors in the notes to enforce judgments upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or (2) would entertain original actions brought against us or our subsidiaries based upon these laws.

If the notes are issued with original issue discount (or OID) and you are a U.S. holder, you generally will be required to include the OID in income before you receive cash attributable to OID on the notes. Additionally, in the event we enter into bankruptcy, you may not have a claim for all or a portion of any unamortized amount of any OID on the notes.

The notes may be issued with OID for U.S. federal income tax purposes. If the notes are issued with OID and if you are a U.S. holder, you generally will be required to accrue OID on a current basis as ordinary income before you receive cash attributable to that income regardless of your method of accounting for U.S. federal income tax purposes. For further discussion of the computation and reporting of OID, please read “Certain United Stated federal income tax considerations—Tax consequences to U.S. holders—Stated interest and OID on the notes.”

Additionally, a bankruptcy court may not allow a claim for all or a portion of any unamortized amount of any OID on the notes.

Use of proceeds

We expect to receive net proceeds from the issuance of the notes in this offering of approximately $437 million, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use approximately (a) $190 million of the net offering proceeds to repurchase in the Tender Offer all of our outstanding 8.875% Senior Notes due July 2011, subject to the tender of such notes in the Tender Offer, and (b) $150 million to repay all amounts outstanding under a term loan. We intend to use the remaining net proceeds to repay a portion of our outstanding debt under one of our revolving credit facilities.

The term loan we intend to repay has a fluctuating interest rate based on the London Interbank Offered Rate (or LIBOR) plus 80 basis points and matures on August 10, 2010. The revolving credit facility we intend to partially repay has a fluctuating interest rate currently based on LIBOR plus 55 basis points and matures on November 28, 2017. We anticipate being able to redraw the amount we repay on the facility in the future for general corporate purposes. Borrowings under the revolving credit facility were incurred primarily for working capital purposes.

We commenced the Tender Offer for the 8.875% Senior Notes on January 12, 2010. If less than all of the outstanding 8.875% Senior Notes are purchased in the Tender Offer, we intend to use the additional net proceeds from this offering not used to repurchase the 8.875% Senior Notes to repay additional debt or for general corporate purposes.

Affiliates of certain of the underwriters are currently lenders under the revolving credit facility we intend to partially repay and, accordingly, will receive a portion of the net proceeds from the sale of the notes in this offering. Please read “Underwriting.”

Ratio of earnings to fixed charges

The following table sets forth the historical ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

						Nine months
						ended
	Year ended December 31,					September 30,
	2004	2005	2006	2007	2008	2009

Ratio of earnings to fixed charges(1)(2)	4.1x	3.8x	3.1x	1.1x	–(3)	1.7x

(1)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed income of equity investees, and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) interest within time-charter hire expense.

(2)	As of September 30, 2009, we guaranteed $58.7 million of debt of joint ventures we do not control.

(3)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $508.1 million.

Capitalization

The following table sets forth our capitalization on a consolidated basis as of September 30, 2009:

•	on an actual basis;

•	on an as adjusted basis to give effect to (a) $91.9 million of net proceeds received from Teekay LNG’s public offering of 3.95 million common units in November 2009 and the application of $90.0 million of the net proceeds thereof to pay down a portion of one of its revolving credit facilities; (b) Teekay Offshore’s borrowing in November 2009 of $160.0 million under a new revolving credit facility and the use of such funds to pay down a portion of Teekay’s revolving credit facilities; (c) the repurchase of $17.4 million of our outstanding 8.875% Senior Notes for an aggregate repurchase price of $18.0 million in November 2009; and

•	on an as further adjusted basis to give effect to this offering and the application of the estimated net proceeds, assuming that the notes are not issued with any original issue discount and that all of our outstanding 8.875% Senior Notes are purchased in the Tender Offer, as described under “Use of proceeds.” If less than all of our outstanding 8.875% Senior Notes are purchased in the Tender Offer, the senior unsecured debt of Teekay Parent will be higher.

You should read this table in conjunction with the sections entitled “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Description of other indebtedness” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of September 30, 2009
			As further
(in thousands)	Actual	As adjusted	adjusted

Cash and cash equivalents	$495,402	$479,334	$479,334	(1)
Restricted cash(2)	652,938	652,938	652,938	(1)

Total cash and restricted cash	$1,148,340	$1,132,272	$1,132,272
Debt:
8.875% Senior Notes due July 2011	$194,466	$177,063	$–	(3)
% Senior Notes due January 2020	–	–	450,000
Other debt(4)	4,324,263	4,234,263	3,987,263
Obligations under capital leases(2)(5)	824,365	824,365	824,365

Total debt	$5,343,094	$5,235,691	$5,261,628	(1)
Equity:
Common stock and additional paid-in capital	651,884	651,884	651,884
Retained earnings	1,563,713	1,578,461	1,564,837
Non-controlling interest	757,167	833,755	833,755
Accumulated other comprehensive loss	(17,180)	(17,180)	(17,180)

Total equity	$2,955,584	$3,046,920	$3,033,296

Total capitalization	$8,298,678	$8,282,611	$8,294,924

(1)	The amounts attributable to Teekay Parent for cash and cash equivalents, restricted cash and total debt, respectively, would be $227.8 million, $2.4 million and $1.1 billion.

The following table reconciles Teekay’s consolidated and Teekay Parent’s historical cash and cash equivalents, restricted cash and total debt, respectively. Teekay Parent’s numbers are reconciled to Teekay consolidated numbers, which are the most directly comparable financial measures calculated and presented in accordance with GAAP.

The as further adjusted data in the following table as of September 30, 2009 for each of Teekay on a consolidated basis, Teekay’s publicly-traded subsidiaries (Teekay Offshore, Teekay LNG and Teekay Tankers) and Teekay Parent has been prepared on the bases described in “Summary—Summary financial and operating data.”

	As of September 30, 2009
	(unaudited)
	Teekay	Public	Teekay
(in thousands)	consolidated	subsidiaries	Parent

Cash and cash equivalents	$479,334	$251,495	$227,839
Restricted cash	652,938	650,517	2,421
Total debt	5,261,628	4,158,951	1,102,677

(2)	Substantially all restricted cash deposits relate to Teekay LNG. Under certain capital lease arrangements, Teekay LNG maintains restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments it owes under the capital leases. The interest Teekay LNG receives from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest it receives approximates the amount of interest it pays on the capital leases.

(3)	We intend to use a portion of the net proceeds of this offering to repurchase, in the Tender Offer we are commencing concurrently with this offering, all of our outstanding 8.875% Senior Notes. If less than all of our 8.875% Senior Notes are purchased in the Tender Offer, we intend to use the additional net proceeds from this offering not used to repurchase the 8.875% Senior Notes to repay additional debt or for general corporate purposes.

(4)	The portions of other debt (a) secured by assets of certain of our subsidiaries and (b) guaranteed by us or certain of our subsidiaries are $4.2 billion, $4.1 billion and $4.0 billion, respectively, on an actual, as adjusted and as further adjusted basis.

(5)	A total of $627 million of these capital lease obligations is both (a) secured by assets (cash collateral) of certain of our subsidiaries and (b) guaranteed by us or certain of our subsidiaries on an actual, as adjusted and as further adjusted basis.

Selected historical consolidated financial and operating data

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical financial and operating data has been prepared on the following basis:

•	the historical financial and operating data as at and for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements and the notes thereto and their subsequent restatement which is contained in our Form 20-F/A for the year ended December 31, 2007 filed with the SEC on April 7, 2009, which are not included or incorporated by reference in this prospectus;

•	the historical financial and operating data as at and for the years ended December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus; and

•	the historical financial and operating data as at and for the nine months ended September 30, 2008 and 2009 are derived from our unaudited interim consolidated financial statements and the notes thereto, which, other than the unaudited interim consolidated balance sheet as at September 30, 2008, are included elsewhere in this prospectus.

Effective January 1, 2009 we adopted:

•	an amendment to FASB ASC 810, Consolidation, which requires that non-controlling interests in subsidiaries held by parties other than us be identified, labeled and presented in the consolidated balance sheet within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). This amendment also requires that distributions from our publicly-traded subsidiaries to non-controlling interests are reflected as a financing cash outflow in our statements of cash flows; and

•	a new presentation format (the Derivatives Reclassification) for gains (losses) from our derivative instruments that are not designated for accounting purposes as cash flow hedges at inception. These gains (losses) are now reported in realized and unrealized gains (losses) on non-designated derivative instruments within our statements of income (loss) rather than being included in revenue, voyage expenses, vessel operating expenses, general and administrative expenses, interest expense, interest income and foreign exchange gain (loss).

The amendment to FASB ASC 810 is required to be applied retroactively and we adopted the Derivatives Reclassification with retroactive effect. However, throughout this prospectus the adoption of this standard and presentation change are only reflected in:

•	our unaudited consolidated balance sheet as of September 30, 2009 and related unaudited balance sheet data as of September 30, 2008;

•	our unaudited consolidated statements of income (loss), comprehensive income (loss) and cash flows for the nine months ended September 30, 2009 and 2008;

•	our unaudited consolidated financial and operating data as of and for the nine months ended September 30, 2009 and 2008; and

•	the unaudited historical and as adjusted historical financial and operating data of us on a consolidated basis and of Teekay Parent, in each case for the 12 months ended September 30, 2009.

Other balance sheets, consolidated statements of income (loss), stockholders’ equity, cash flows and related financial and operating data as of and for each of the years in the five-year period ended December 31, 2008, or as of or for any other period referenced in this prospectus, have not been adjusted to reflect our adoption of the amendment to ASC 810 and the Derivatives Reclassification. The retroactive application of the adoption of the amendments to ASC 810 would have decreased our consolidation net loss by approximately $9.6 million for the year ended December 31, 2008 and would have increased our consolidated net income by approximately $8.9 million, $6.8 million, $13.5 million and $2.3 million for the years ended December 31, 2007, 2006, 2005 and 2004, respectively. There would be no changes to net income resulting from the Derivative Reclassification.

Interim results may not be indicative of full year results, and historical results may not be indicative of future results. Certain historical amounts have been reclassified to conform to the current presentation.

Because we control the general partner of each of Teekay Offshore and Teekay LNG, and because we hold a majority of the voting power of Teekay Tankers, the financial results of these entities are included in our consolidated financial results. However, Teekay Offshore, Teekay LNG and Teekay Tankers function with capital structures that are independent of each other and us, with each having publicly traded equity.

The table below includes three financial measures, net revenues, EBITDA and Adjusted EBITDA, which we use in our business and are not calculated or presented in accordance with GAAP. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in notes 9 and 10, respectively, to the table below.

The following table should be read together with, and is qualified in its entirety by reference to, the historical consolidated financial statements and accompanying notes included or incorporated by reference in this prospectus. This table should be read together with “Management’s discussion and analysis of financial condition and results of operations” included or incorporated by reference in this prospectus.

						Nine months ended
	Year ended December 31,					September 30,
	2004	2005	2006	2007	2008	2008	2009
(in thousands, except ratios)						(unaudited)	(unaudited)

Income statement data:
Revenues(1)	$2,217,139	$1,957,732	$2,013,737	$2,395,507	$3,193,655	$2,432,123	$1,649,392
Operating expenses:
Voyage expenses(1)(2)	432,677	419,071	522,957	527,308	758,388	572,685	225,253
Vessel operating expenses(1)(3)	218,947	213,911	248,039	447,146	654,319	469,517	437,299
Time-charter hire expense	458,731	468,190	402,168	466,481	612,123	445,444	348,243
Depreciation and amortization	237,498	205,529	223,965	329,113	418,802	312,900	321,856
General and administrative expenses(1)	132,934	156,402	181,500	231,865	244,522	184,735	156,073
Gain on sale of vessels and equipment—net of write-downs	(79,254)	(139,184)	(1,341)	(16,531)	(60,015)	(39,713)	(10,286)
Goodwill impairment charge(4)	–	–	–	–	334,165	–	–
Restructuring charges(5)	1,002	2,882	8,929	–	15,629	11,180	12,017
Total operating expenses	1,402,535	1,326,801	1,586,217	1,985,382	2,977,933	1,956,748	1,490,455
Income (loss) from vessel operations	814,604	630,931	427,520	410,125	215,722	475,375	158,937

Nine months ended
Year ended December 31,	September 30,
2004	2005	2006	2007	2008	2008	2009
(in thousands, except ratios)	(unaudited)	(unaudited)

Other items:
Interest expense(1)	(180,778)	(142,048)	(100,089)	(422,433)	(994,966)	(215,139)	(111,505)
Interest income(1)	18,528	33,943	31,714	110,201	273,647	73,408	15,894
Realized and unrealized (loss) gain on non-designated derivate instruments(1)	$–	$–	$–	$–	$–	$(125,542)	$83,066
Other income (loss), net	75,109	54,478	(40,751)	(28,639)	(10,473)	(10,119)	(1,700)
Total other items	(87,141)	(53,627)	(109,126)	(340,871)	(731,792)	(277,392)	(14,245)
Net income before non-controlling interests and income taxes	727,463	577,304	318,394	69,254	(516,070)	197,983	144,692
Non-controlling interests(6)	(2,268)	(13,475)	(6,759)	(8,903)	(9,561)	–	–
Income tax recovery (expense)	(33,464)	2,787	(8,811)	3,192	56,176	35,022	(12,174)

Net income (loss)(6)	691,731	566,616	302,824	63,543	(469,455)	233,005	132,518

Less: Net (income) loss attributable to non-controlling interests(6)	(51,587)	(33,902)

Net income (loss) attributable to stockholders of Teekay Corp.(6)	$181,418	$98,616

Balance sheet data: (at end of period)
Cash and cash equivalents	$427,037	$236,984	$343,914	$442,673	$814,165	$875,613	$495,402
Restricted cash(7)	448,812	311,084	679,992	686,196	650,556	734,704	652,938
Total vessels and equipment(8)	3,531,287	3,721,674	5,603,316	6,846,875	7,267,094	7,371,364	6,890,768
Total assets	5,503,740	5,287,030	8,110,329	10,418,541	10,215,001	11,700,259	9,662,233
Total long-term debt	2,108,004	1,878,743	3,252,677	5,263,584	4,952,792	6,111,837	4,518,729
Total obligations under capital leases	636,541	554,235	853,385	857,280	817,341	852,441	824,365
Non-controlling interest(6)	14,724	287,432	461,887	544,339	583,938	668,563	757,167
Total equity (excluding non-controlling interest)(6)	2,237,358	2,238,818	2,519,147	2,655,954	2,068,467	–	–
Total equity (including non-controlling interest)(6)	–	–	–	–	–	3,454,341	2,955,584

Cash flow data:
Net cash provided by (used in):
Operating activities(6)	$814,704	$594,949	$520,785	$255,018	$431,847	$317,315	$298,300
Financing activities(6)	(370,403)	(618,309)	299,256	2,114,199	767,878	945,798	(400,743)
Investing activities	(309,548)	(166,693)	(713,111)	(2,270,458)	(828,233)	(830,173)	(216,320)

Other financial data:
Net revenues(1)(9)	$1,784,462	$1,538,661	$1,490,780	$1,868,199	$2,435,267	$1,859,438	$1,424,139
EBITDA(10)	1,124,943	877,463	603,975	701,696	614,490	652,614	562,159
Adjusted EBITDA(10)	1,096,891	707,882	630,408	660,485	882,868	686,334	420,687
Ratio of earnings to fixed charges(11)	4.1	x	3.8	x	3.1	x	1.1	x	–	1.7	x	1.7	x
Capital expenditures:
Expenditures for vessels and equipment	$(548,587)	$(555,142)	$(442,470)	$(910,304)	$(716,765)	$(546,334)	$(431,607)
Expenditures for drydocking	(32,889)	(20,668)	(31,120)	(85,403)	(101,511)	(60,905)	(58,815)

(1)	If adjusted for the adoption of the Derivatives Reclassification, realized and unrealized gain (loss) on non-designated derivative instruments on the consolidated statement of income for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 would be included as a separate line item on the statements of income (loss) rather than being included in revenue, voyage expenses, vessel operating expenses, general and administrative expenses, interest expense, interest income and foreign exchange gain (loss), respectively.
(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	Goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition. Based on an impairment analysis, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in our consolidated statement of income loss for the year ended December 31, 2008.

(5)	Restructuring charges generally include costs relating to vessel reflaggings, crew changes, office closures, global staffing, changes and business unit reorganization.

(6)	If adjusted for the adoption of the FASB ASC 810 amendment, (a) non-controlling interest expense on our consolidated statements of income (loss) for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 would be included as a component of net income and would be considered a reconciling item from net income to net income attributable to stockholders of Teekay Corp., (b) distributions from our publicly-traded subsidiaries to non-controlling interests would be reflected as a financing cash outflow in our statements of cash flows and (c) non-controlling interest on our balance sheets for the comparable periods would be included as a component of stockholders’ equity.

(7)	Substantially all restricted cash deposits relate to Teekay LNG. Under certain capital lease arrangements, Teekay LNG maintains restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments it owes under the capital leases. The interest Teekay LNG receives from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest it receives approximates the amount of interest it pays on the capital leases.

(8)	Total vessels and equipment consists of (a) owned vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated amortization and (c) advances on newbuildings.

(9)	Consistent with general practice in the shipping industry, we use net revenues (or revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time-charter contracts, the charterer typically pays the voyage expenses, whereas under voyage charter contracts the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, or net revenues, are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information than voyage revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net revenues with revenues.

						Nine months
						ended September 30,
	Year ended December 31,					2008	2009
(in thousands)	2004	2005	2006	2007	2008	(unaudited)	(unaudited)

Revenues	$2,217,139	$1,957,732	$2,013,737	$2,395,507	$3,193,655	$2,432,123	$1,649,392
Voyage expenses	432,677	419,071	522,957	527,308	758,388	572,685	225,253

Net revenues	$1,784,462	$1,538,661	$1,490,780	$1,868,199	$2,435,267	$1,859,438	$1,424,139

(10)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange gain (loss), gain on sale of vessels and equipment — net of writedowns, goodwill impairment charge and amortization of in-process revenue contracts, realized losses (gains) on interest rate swaps, share of realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures, unrealized loss (gain) on derivative instruments and non-controlling interest. EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below.

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and security holders by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as a financial and operating measure benefits security holders in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our equity, or debt securities, as applicable.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may very significantly from period to period), EBITDA and Adjusted EBITDA provide a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits security holders to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our common stock and repayments under debt instruments.

Neither EBITDA nor Adjusted EBITDA should be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

						Nine months ended
			Year ended December 31,			September 30,
	2004	2005	2006	2007	2008	2008	2009

Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income
Net income (loss)	$691,731	$566,616	$302,824	$63,543	$(469,455)	$233,005	$132,518
Income tax expense (recovery)	33,464	(2,787)	8,811	(3,192)	(56,176)	(35,022)	12,174
Depreciation and amortization	237,498	205,529	223,965	329,113	418,802	312,900	321,856
Interest expense, net	162,250	108,105	68,375	312,232	721,319	141,731	95,611

EBITDA	1,124,943	877,463	603,975	701,696	614,490	652,614	562,159

Restructuring charge	1,002	2,882	8,929	–	15,629	11,180	12,017
Foreign exchange (gain) loss	43,508	(61,635)	50,416	39,912	(32,348)	(8,323)	39,900
Gain on sale of vessels and equipment — net of writedowns	(79,254)	(139,184)	(1,341)	(16,531)	(60,015)	(39,713)	(10,286)
Goodwill impairment charge	–	–	–	–	334,165	–	–
Amortization of in-process revenue contracts	–	–	(22,404)	(70,979)	(74,425)	(55,733)	(56,719)
Unrealized losses (gains) on derivative instruments	4,424	14,881	(11,912)	(20,850)	38,724	95,366	(195,048)
Realized losses (gains) on interest rate swaps	–	–	–	–	–	28,361	91,737
Realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	–	–	–	–	32,959	2,582	(23,073)
Realized gains (losses) on FX forwards	–	–	(4,014)	18,334	4,128	–	–
Non-controlling interest	2,268	13,475	6,759	8,903	9,561	–	–

Adjusted EBITDA	$1,096,891	$707,882	$630,408	$660,485	$882,868	$686,334	$420,687

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$814,704	$594,949	$520,785	$255,018	$431,847	$317,315	$298,300
Expenditures for drydocking	32,889	20,668	31,120	85,403	101,511	60,905	58,815
Interest expense, net	162,250	108,105	68,375	312,232	721,319	141,731	95,611
Change in non-cash working capital items related to operating activities	26,550	8,644	(50,360)	43,871	28,816	103,055	(132,802)
Gain on sale of marketable securities	93,175	–	1,422	9,577	4,576	4,576	–
Writedown of marketable securities	–	–	–	–	(20,157)	(13,885)	–
Writedown of intangible assets	–	–	–	–	(9,748)	–	(1,076)
Loss on bond repurchase	(769)	(13,255)	(375)	(947)	(1,310)	(1,310)	–
Equity income (net of dividends received)	1,154	2,670	(486)	(11,419)	(30,352)	(7,278)	26,914
Other — net	27,221	(12,552)	(5,956)	28,586	17,532	48,083	2,851
Employee stock compensation	–	–	(9,297)	(9,676)	(14,117)	(8,981)	(8,607)
Restructuring charge	1,002	2,882	8,929	–	15,629	11,180	12,017
Unrealized (losses) gains on interest rate swaps and forward contracts	(61,285)	(18,322)	45,334	(119,905)	(491,559)	–	–
Realized losses (gains) on interest rate swaps	–	–	–	–	–	28,361	91,737
Realized and unrealized losses (gains) on interest rate swaps in non-consolidated joint ventures	–	–	–	–	32,959	2,582	(23,073)
Realized gains (losses) on FX forwards	–	–	(4,014)	18,334	4,128	–	–
Distributions from subsidiaries to non-controlling interests	–	14,093	24,931	49,411	91,794	–	–

Adjusted EBITDA	$1,096,891	$707,882	$630,408	$660,485	$882,868	$686,334	$420,687

(11)	This data is unaudited for all periods presented. For purposes of computing our ratio of earnings to fixed charges on a consolidated basis, earnings is the result of adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of (d) distributed income of equity investees and subtracting interest capitalized. Fixed charges represent (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) interest within time charter hire expense. In addition to our consolidated debt, as of September 30, 2009, our total proportionate interest in debt of joint ventures we do not control was $398 million, of which Teekay Corporation has guaranteed $58.7 million and which otherwise is non-recourse to us. For the year ended December 31, 2008 the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency for this period was $508.1 million.

Management’s discussion and analysis of
financial condition and results of operations

Overview

We are a leading provider of both international crude oil and gas marine transportation services, and also offer offshore oil production, storage and offloading services, primarily under long-term, fixed-rate contracts. As of December 31, 2009, our owned and in-chartered fleet of 158 vessels (including in-chartered vessels and newbuildings) consisted of 25 LNG and LPG carriers, 39 shuttle tankers, 5 FPSO units, 6 FSO units, 73 crude oil tankers and 10 product tankers. Our customers include major international oil, energy and utility companies.

Over the past decade, we have transformed from being primarily an owner of ships in the cyclical spot tanker sector to being a diversified supplier of logistics services in the “Marine Midstream” sector. This transformation has included, among other things:

•	Our entry into the LNG and LPG shipping sectors and into the offshore oil production, storage and transportation sectors;

•	The reorganization of certain of our assets through our formation of three publicly-traded subsidiaries, which are focused on growing specific core operating segments and have expanded our investor base and access to the capital markets; and

•	Expansion of our fixed-rate businesses, with net revenues from fixed-rate contracts with an initial term of at least three years representing 69% of our total net revenues for the 12 months ended September 30, 2009, compared to 41% of our total net revenues in 2003. Net revenues from fixed-rate contracts with an initial term of at least one year represented approximately 75% of our total net revenues for the 12 months ended September 30, 2009.

Our three publicly-traded subsidiaries include: Teekay LNG, which we formed in 2005 and primarily operates in the LNG and LPG shipping sectors; Teekay Offshore, which we formed in 2006 and primarily operates in the offshore oil production, storage and transportation sectors; and Teekay Tankers, which we formed in 2007 and engages in the conventional tanker business. We refer in this prospectus to our remaining operations as “Teekay Parent,” which manages substantially all of the vessels in the total Teekay fleet and which itself owns or in-charters a fleet of 65 vessels (including eight newbuildings), comprised of 52 conventional tankers, four FPSO units and one FSO unit. Through vessel sales by Teekay Parent to its publicly-traded subsidiaries and public equity financing of such acquisitions by those subsidiaries, Teekay Parent has significantly reduced its debt level by using sale proceeds to repay debt.

Teekay Parent possesses a significant level of control of its publicly-traded subsidiaries through certain structural mechanisms, including Teekay Parent’s ownership of the sole general partnership interests in Teekay LNG and Teekay Offshore and its 100% ownership of Teekay Tankers’ supervoting Class B shares. We currently own 49.2% and 40.5% of the partnership interests in Teekay LNG and Teekay Offshore, respectively, including in each case our 2% general partner interest. We currently own shares of Teekay Tankers’ Class A and Class B common stock that represent an ownership interest of 42.2% and voting power of 51.6% of Teekay Tankers’ outstanding common stock. As a result of our ownership interests in each of Teekay LNG, Teekay Offshore and Teekay Tankers, their results are consolidated with ours.

We are entitled to cash distributions on our general and limited partner interests in Teekay Offshore and Teekay LNG and on our equity interest in Teekay Tankers. It is the intent of each of Teekay Offshore, Teekay LNG and Teekay Tankers to pay quarterly cash distributions of available cash, subject to certain exceptions, to holders of its common and subordinated units or common shares, as applicable. As part of our ownership of Teekay Offshore’s and Teekay LNG’s general partners, we own rights, referred to as “incentive distribution rights,” to receive an increasing percentage of Teekay Offshore’s and Teekay LNG’s quarterly distributions of available cash after certain levels of cash distributions have been achieved. Our subsidiary that manages Teekay Tankers is also entitled to additional performance fees if distributions by Teekay Tankers to its stockholders exceed certain amounts. Due to our ownership interests in these companies, we received cash distributions from Teekay Offshore, Teekay LNG and Teekay Tankers of $21.7 million, $47.8 million and $24.6 million, respectively, with respect to the nine months ended September 30, 2009, and distributions of $22.9 million, $58.6 million and $37.6 million, respectively, with respect to 2008 These distributions do not include distributions on our 49% ownership interest in OPCO. Due to spot market fluctuations, distributions from Teekay Tankers are expected to be substantially lower in the fourth quarter of 2009 than in recent quarters. The timing and amount of dividends, if any, of Teekay Tankers will depend, among other things, on its results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by its board of directors. Please read “—Certain relationships and related party transactions—Relationships with public company subsidiaries.”

Presentation and disclosure

Effective January 1, 2009 we adopted:

•	an amendment to FASB ASC 810, Consolidation, which requires that non-controlling interests in subsidiaries held by parties other than us be identified, labeled and presented in the consolidated balance sheet within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). This amendment also requires that distributions from our publicly-traded subsidiaries to non-controlling interests are reflected as a financing cash outflow in our statements of cash flows; and

•	a new presentation format (the Derivatives Reclassification) for gains (losses) from our derivative instruments that are not designated for accounting purposes as cash flow hedges at inception. These gains (losses) are now reported in realized and unrealized gains (losses) on non-designated derivative instruments within our statements of income (loss) rather than being in revenue, voyage expenses, vessel operating expenses, general and administrative expenses, interest expense, interest income and foreign exchange gain (loss).

The amendment to FASB ASC 810 is required to be applied retroactively and we adopted the Derivatives Reclassification with retroactive effect. However, throughout this prospectus the adoption of this standard and presentation change are only reflected in:

•	our unaudited consolidated balance sheet as of September 30, 2009 and related unaudited balance sheet data as of September 30, 2008;

•	our unaudited consolidated statements of income (loss), comprehensive income (loss) and cash flows for the nine months ended September 30, 2009 and 2008;

•	our unaudited consolidated financial and operating data as of and for the nine months ended September 30, 2009 and 2008; and

•	the unaudited historical and as adjusted historical financial and operating data of us on a consolidated basis and of Teekay Parent, in each case for the 12 months ended September 30, 2009.

Other balance sheets, consolidated statements of income (loss), stockholders’ equity, cash flows and related financial and operating data as of and for each of the years in the three- and five-year periods ended December 31, 2008, or as of or for any other period referenced in this prospectus, have not been adjusted to reflect our adoption of the amendment to ASC 810 and the Derivatives Reclassification. The retroactive application of the adoption of the amendments to ASC 810 would have decreased our consolidated net loss by approximately $9.6 million for the year ended December 31, 2008 and would have increased our consolidated net income by approximately $8.9 million, $6.8 million, $13.5 million and $2.3 million for the years ended December 31, 2007, 2006, 2005 and 2004, respectively. There would be no changes to net income resulting from the Derivative Reclassification.

Significant developments in 2008 and 2009

Acquisition of remaining shares of Teekay Petrojarl. In June and July 2008, we acquired the remaining 35.3% interest in Teekay Petrojarl for a total purchase price of approximately NOK 1.5 billion ($304.9 million), which was paid in cash. As a result of these transactions, we now own 100% of Teekay Petrojarl.

Strategic transaction with ConocoPhillips. In January 2008, we entered into a multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers. Of the six Aframax tankers acquired, two are owned and four are bareboat chartered-in from third parties for periods ranging from five to ten years. The total cost of the transaction was $83.8 million. Two of the Aframax tankers have been chartered back to ConocoPhillips for a period of five years. Commencing in the second quarter of 2008, we have also chartered to ConocoPhillips a very large crude carrier (or VLCC ) for three years and two of our Medium Range product tankers for five years.

Sale of LNG carriers to Teekay LNG. In accordance with existing agreements, in April 2008, we sold two 1993-built LNG carriers (the Kenai LNG Carriers) to Teekay LNG for $230.0 million and chartered them back for ten years with three five-year option periods. We acquired these vessels in December 2007 from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230.0 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan. We believe that these specialized vessels will provide us with the prospect of a new service offering following the completion of the Kenai project such as delivering partial cargoes at multiple ports or as a potential project vessel such as serving as a floating offshore re-gasification or production facility, subject to conversion.

We have time chartered to the Marathon Oil Corporation/Conoco Phillips joint venture one of the Kenai LNG carriers, the Polar Spirit, until April 2011 with the charterer’s option to extend the contract yearly for up to two additional years. The other Kenai LNG Carrier, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009. We had entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG), which option MLCI chose not to exercise and which has now expired. The Arctic Spirit is scheduled for drydocking in January 2010.

Sale of RasGas 3 LNG carriers to Teekay LNG. Prior to the end of the third quarter 2008, four LNG newbuildings (the RasGas 3 LNG Carriers) were delivered that now service expansion of an LNG project in Qatar. Based on a prior agreement, on May 6, 2008, the delivery date of the first vessel, we sold to Teekay LNG our 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in the joint venture that owns the RasGas 3 LNG Carriers (or the RasGas 3 Joint Venture), in exchange for a non-interest bearing and unsecured promissory note from Teekay LNG in the amount of $110.2 million.

Sale of Suezmax tankers to Teekay Tankers. During April 2008, we sold two Suezmax tankers to Teekay Tankers for a total cost of $186.9 million, and in June 2009 we sold another Suezmax tanker to Teekay Tankers for a total cost of $57.0 million. We have agreed to offer to Teekay Tankers, prior to June 18, 2010, a fourth Suezmax tanker at fair market value.

Sale of Aframax lightering tankers to Teekay Offshore. On June 18, 2008, OPCO acquired from us two 2008-built Aframax lightering tankers and their related long-term, fixed-rate bareboat charters for a total cost of $106.0 million, including the assumption of third-party debt of $90.0 million and the non-cash settlement of related party working capital of $1.2 million. The 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years) are with Skaugen PetroTrans, a joint venture in which we own a 50% interest. These two lightering tankers are specially designed to be used in ship-to-ship oil transfer operations. This purchase was financed with the assumption of debt, together with cash balances.

Tangguh LNG. During August 2009, Teekay LNG completed the purchase 99% of our 70% interest in two 155,000-cubic meter LNG newbuildings (or the Tangguh LNG Carriers) for approximately $70.0 million. The Tangguh LNG Carriers, which commenced operations in November 2008 and January 2009, provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels have been chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

Sale of FPSO to Teekay Offshore. On September 10, 2009, Teekay Offshore acquired the Petrojarl Varg FPSO unit from Teekay for a purchase price of $320 million. Teekay provided vendor financing in the amount of $220 million with the remainder financed by Teekay Offshore from its existing debt facilities. A new $260 million revolving credit facility, secured by the Petrojarl Varg FPSO, was arranged and completed in November 2009. A portion of the new facility was drawn to repay $160 million of the $220 million vendor financing provided by Teekay at the time of the Petrojarl Varg acquisition.

The Petrojarl Varg FPSO recently commenced a new four-year, fixed-rate contract extension with Talisman Energy on the Varg oil field in the North Sea, where the FPSO has been operating for over ten years. Talisman Energy also has options to extend the new contract for up to an additional nine years. The contract is comprised of a daily base time-charter rate plus an incentive component based on the operational performance of the FPSO, a tariff component based on the volume of oil produced and an annual adjustment for cost escalations. There is potential for additional upside from the tariff component if, as expected, nearby oil fields become operational and are tied into the Petrojarl Varg.

Long-term charter to Caltex Australia Petroleum Pty Ltd. In September 2009, we purchased a 2007-built 40,000 dwt product tanker for approximately $35 million. The vessel, renamed the Alexander Spirit, commenced a 10-year, fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. on September 3, 2009.

Angola LNG Project. We have a 33% interest in a consortium that will charter four 160,400-cubic meter LNG newbuildings for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the consortium, respectively. In accordance with existing agreements, we are required to offer to Teekay LNG our 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.

Second hand vessel sales. During 2008 and 2009 we sold (or sold and leased back) 12 vessels to third parties for total proceeds of over $540 million.

Cost reductions

Recent initiatives have reduced our aggregate quarterly general and administrative and vessel operating expenses, which declined by $24 million, or approximately 11%, for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008.

Public offerings and private placements of public company subsidiaries

Including their respective initial public offerings, Teekay’s public company subsidiaries Teekay LNG, Teekay Offshore and Teekay Tankers have raised an aggregate of $1.5 billion in gross proceeds through public offerings and private placements of their equity securities, including proportionate capital contributions by the general partners of Teekay LNG and Teekay Offshore to preserve their 2% general partner interests. Excluding these capital contributions and private placements to Teekay, we have raised over $1.3 billion in public equity from these subsidiaries.

Teekay LNG

Teekay LNG’s offerings have included the following:

•	May 2005 issuance of 6.9 million common units in its initial public offering for net proceeds of $135.7 million, which Teekay LNG used to partially fund the acquisition of its initial fleet from Teekay;

•	November 2005 offering of 4.6 million common units for net proceeds of $122.6 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to partially finance the acquisition from Teekay of three Suezmax tankers;

•	May 2007 offering of 2.3 million common units for net proceeds of $86.0 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to repay amounts outstanding under one of its revolving credit facilities;

•	April 2008 offering of 5.4 million common units to the public and 1.7 million common units to Teekay in a concurrent private placement at the same price per unit, for aggregate net proceeds of $202.5 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to repay amounts outstanding under two of its revolving credit facilities which had been used to fund vessel acquisitions;

•	March 2009 offering of 4.0 million units for net proceeds of $68.5 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to repay amounts outstanding under two of its revolving credit facilities; and

•	November 2009 offering of 3.95 million common units for net proceeds of $93.9 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to repay amounts outstanding under one of its revolving credit facilities.

Teekay Offshore

Teekay Offshore’s offerings have included the following:

•	December 2006 issuance of 8.1 million common units in its initial public offering for net proceeds of $155.3 million, which Teekay Offshore used to partially fund the acquisition of its initial assets from Teekay;

•	June 2008 offering of 7.4 million common units to the public and 3.3 million common units to Teekay in a concurrent private placement at the same price per unit, for aggregate net proceeds of $210.8 million (including the general partner’s proportionate capital contribution), which Teekay Offshore used to fund the acquisition of an additional 25% interest in OPCO from Teekay and to repay a portion of advances to Teekay Offshore from OPCO; and

•	August 2009 offering of 7.475 million common units for net proceeds of $104.3 million (including the general partner’s proportionate capital contribution), which Teekay LNG used to repay amounts outstanding under one of its revolving credit facilities.

Teekay Tankers

Teekay Tanker’s offerings have included the following:

•	December 2007 issuance of 11.5 million shares of Class A common stock in its initial public offering, for net proceeds of $208.0 million, which Teekay Tankers used to partially fund the acquisition of its initial fleet from Teekay; and

•	June 2009 offering of 7.0 million shares of Class A common stock for net proceeds of $65.6 million, which Teekay Tankers used to acquire from Teekay a Suezmax tanker and to repay a portion of its outstanding debt under its revolving credit facility.

Our contracts of affreightment and charters

We generate revenues by charging customers for the transportation, production and storage of their crude oil using our vessels. Historically, these transportation and storage services generally have been provided under the following basic types of contractual relationships:

•	Contracts of affreightment, whereby we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time;

•	Time charters, whereby vessels we operate and are responsible for crewing are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates;

•	Bareboat charters, whereby customers charter vessels for a fixed period of time at rates that are generally fixed, but the customers operate the vessels with their own crews; and

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Contract of	Time	Bareboat	Voyage
	affreightment	charter(1)	charter(1)	charter(2)

Typical contract length	One year or more	One year or more	One year or more	Single voyage
Hire rate basis(3)	Typically daily	Daily	Daily	Varies
Voyage expenses(4)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses(4)	We pay	We pay	Customer pays	We pay
Off-hire(5)	Customer typically does not pay	Varies	Customer typically pays	Customer does not pay

(1)	Under time charters and bareboat charters, the customer pays for bunker fuel.

(2)	Under a consecutive voyage charter, the customer pays for idle time.

(3)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(4)	Defined below under “Important financial and operational terms and concepts.”

(5)	“Off-hire” refers to the time a vessel is not available for service.

The duration of LNG time-charters is usually between 20 and 25 years. The duration of FPSO unit contracts is usually between five and 15 years, excluding any extension options. FPSO unit contracts generally provide for a fixed hire rate that is related to the cost of the unit, a fluctuating component based on the amount of oil produced and processed by the unit, or both. FPSO units for smaller fields often operate under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field.

Important financial and operational terms and concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from voyage charters, pool arrangements, time-charters, contracts of affreightment and FPSO service contracts. Revenues are affected by hire rates and the number of days a vessel operates and the daily production volume on FPSO units. Revenues are also affected by the mix of business between time-charters, voyage charters, contracts of affreightment and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward freight agreements. We are exposed to freight rate risk for vessels in our spot tanker segment from changes in spot tanker market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of our exposure to the spot-charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss)

until the hedged item is recognized as revenue in income. The ineffective portion of a change in fair value is immediately recognized as revenue in income.

Voyage expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time-charters and FPSO service contracts and by us under voyage charters and contracts of affreightment.

Net revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under GAAP.

Vessel operating expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from vessel operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense as incurred costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and annual class survey costs for our FPSO units. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation and amortization of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•	charges related to the amortization of intangible assets, including the fair value of the time-charters, contracts of affreightment, customer relationships and intellectual property where amounts have been attributed to those items in acquisitions; these amounts are amortized over the period in which the asset is expected to contribute to our future cash flows.

Time-charter equivalent (TCE) rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of TCE rates, which represent net revenues divided by revenue days.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses, time-charter hire expense and depreciation and amortization.

Restricted cash deposits. Under the terms of the tax leases for four of our LNG carriers, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction, however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from our joint venture partners. Please read Note 5 (Capital Leases and Restricted Cash) to the unaudited financial statements as at and for the nine months ended September 30, 2009, included elsewhere in this prospectus.

Results of operations

In accordance with GAAP, we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four operating segments where applicable.

Substantially all of the technical operations of our subsidiaries are managed by Teekay Parent. We manage our business operationally, and analyze and report our consolidated results of operations, on the basis of four operating segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. For additional information about our operating segments, please read “Business—Operations.”

Nine months ended September 30, 2009 versus nine months ended September 30, 2008

Shuttle tanker and FSO segment

Our shuttle tanker and FSO segment (which includes our Teekay Navion shuttle tankers and offshore business unit) includes our shuttle tankers and FSO units. The shuttle tanker and FSO segment had four shuttle tankers under construction as at September 30, 2009. We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or contracts of affreightment. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the nine months ended September 30, 2009. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	Change

Revenues	432,371	532,821	(18.9)
Voyage expenses	58,227	132,808	(56.2)

Net revenues	374,144	400,013	(6.5)
Vessel operating expenses	126,911	130,038	(2.4)
Time-charter hire expense	85,645	100,231	(14.6)
Depreciation and amortization	88,003	88,036	(0.0)
General and administrative expenses(1)	40,406	45,412	(11.0)
Loss (gain) on sale of vessels and equipment, net of write-downs	1,902	(3,771)	(150.4)
Restructuring charge	5,991	6,500	(7.8)

Income from vessel operations	25,286	33,567	(24.7)

Calendar-ship-days
Owned vessels	7,917	7,828	1.1
Chartered-in vessels	2,328	2,745	(15.2)

Total	10,245	10,573	(3.1)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources). For additional information, please read “—Other operating results—General and administrative expenses” elsewhere in this prospectus.

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to a decline in the number of chartered-in shuttle tankers.

Net revenues. Net revenues decreased for the nine months ended September 30, 2009 compared to the same period in 2008, primarily due to:

•	a decrease of $40.7 million due to less revenue days for shuttle tankers servicing contracts of affreightment and trading in the conventional spot market and lower spot rates achieved in the conventional spot market;

•	a decrease in net revenues from our FSO units of $7.4 million primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar, the currencies in which we are paid under the FSO contracts; and

•	a decrease of $2.7 million due to the recovery of certain 2008 Norwegian environmental taxes during the nine months ended September 30, 2008;

partially offset by

•	an increase of $7.8 million due to rate increases on certain contracts of affreightment;

•	an increase of $6.7 million due to a decrease in the number of offhire days resulting from scheduled drydockings and unexpected repairs; and

•	an increase of $2.8 million due to a decline in bunker prices.

Vessel operating expenses. Vessel operating expenses decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $9.0 million primarily due to lower crew manning expenses from the reflagging of five of our vessels from Norwegian flag to Bahamian flag and changing the nationality mix of our crews, and the strengthening of the US Dollar against the Norwegian Kroner, the currency in which certain vessel operating expenses are paid;

•	a decrease of $4.1 million relating to repairs and maintenance performed for certain vessels during the nine months ended September 30, 2008; and

•	a decrease in FSO vessel operating expenses of $1.5 million primarily due to the offhire of one vessel during the nine months ended September 30, 2009;

partially offset by

•	a net increase of $8.6 million from changes in realized and unrealized losses on our designated foreign currency forward contracts; and

•	an increase of $2.9 million due to an increase in services, consumables, lube oil and freight.

Time-charter hire expense. Time-charter hire expense decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to a net decrease in the number of vessels chartered-in.

Depreciation and amortization. Depreciation and amortization expense increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to higher amortization expense relating to capitalized drydock and capital upgrade costs for certain of our shuttle tankers, partially offset by lower amortization on our FSO units.

Restructuring charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $6.0 million relating to costs incurred for the reflagging of certain vessels, the closure of one of our offices in Norway, and global staffing changes.

FPSO segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes our FPSO units and other vessels used to service our FPSO contracts. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment for the nine months ended September 30, 2009:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	Change

Revenues	289,825	283,673	2.2
Vessel operating expenses	140,825	165,122	(14.7)
Depreciation and amortization	76,869	67,759	13.4
General and administrative expenses(1)	25,799	35,544	(27.4)

Income from vessel operations	46,332	15,248	203.9

Calendar-ship-days
Owned vessels	2,365	2,469	(4.2)

Total	2,365	2,469	(4.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). For additional information, please read “—Other operating results—General and administrative expenses.”

The average fleet size of our FPSO segment decreased for the nine months ended September 30, 2009, compared to the same period in 2008, as one of our shuttle tankers servicing FPSO contracts is currently under conversion to an FSO unit.

Revenues. Revenues increased for the nine months ended September 30, 2009 compared to the same period in 2008, primarily due to:

•	an increase of $3.8 million from the amortization of contract value liabilities relating to FPSO service contracts (as discussed below), which was recognized on the date of the acquisition by us of a controlling interest in Teekay Petrojarl; and

•	an increase of $2.4 million primarily from the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery), partially offset by lower revenues in other FPSO units due to lower oil production compared to the prior period and the conversion of a shuttle tanker to an FSO unit.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that had terms that were less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for the nine months ended September 30, 2009 was $53.3 million compared to $49.5 million for the same period in 2008. The increase was primarily due to our purchase of the remaining interest in Teekay Petrojarl in mid-2008.

Vessel operating expenses. Vessel operating expenses decreased during the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $23.4 million from decreases in service costs due to the timing of certain projects, cost saving initiatives, and the strengthening of the U.S. Dollar against the Norwegian Kroner; and

•	a decrease of and $0.9 million from lower insurance charges.

Depreciation and amortization. Depreciation and amortization expense increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	an increase of $5.4 million primarily from the finalization of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and

•	an increase of $3.7 million from the FPSO Delivery.

Liquefied gas segment

Our liquefied gas segment consists of LNG and LPG carriers primarily subject to long-term, fixed-rate time-charter contracts. We accepted delivery of two new LNG carriers between November 2008 and January 2009, and one new LPG carrier in April 2009. At September 30, 2009, we had two LPG carriers under construction, of which one was delivered in early November 2009 and the other is scheduled for delivery in April 2010. In addition, we have four LNG carriers under construction that are scheduled for delivery between August 2011 and January 2012, and two multi-gas carriers under construction that are scheduled for delivery in 2011. Upon delivery, all of these vessels are scheduled to commence operation under long-term, fixed-rate time-charters.

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the nine months ended September 30, 2009. The following table also provides a summary of the changes in calendar-ship-days by owned vessels and vessels under capital lease for our liquefied gas segment:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	Change

Revenues	176,283	167,297	5.4
Voyage expenses	723	791	(8.6)

Net revenues	175,560	166,506	5.4
Vessel operating expenses	36,238	35,224	2.9
Depreciation and amortization	44,257	43,010	2.9
General and administrative expenses(1)	15,875	17,520	(9.4)
Restructuring charge	3,802	614	519.2

Income from vessel operations	75,388	70,138	7.5

Calendar-ship-days:
Owned vessels and vessels under capital lease	3,383	2,740	23.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources). For additional information, please read “—Other operating results—General and administrative expenses” elsewhere in this prospectus.

The increase in the average fleet size of our liquefied gas segment was primarily due to the delivery of two new LNG carriers in November 2008 and January 2009, respectively (collectively the Tangguh LNG Deliveries) and the delivery of one new LPG carrier in April 2009.

Net revenues. Net revenues increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	an increase of $19.6 million due to the commencement of the time-charters from the Tangguh LNG Deliveries and the new LPG carrier;

•	an increase of $3.1 million due to the Catalunya Spirit being off-hire for 34.3 days for repairs during the nine months ended September 30, 2008; and

•	an increase of $1.0 million due to the Polar Spirit being off-hire for 18.5 days for a scheduled drydock during the nine months ended September 30, 2008;

partially offset by

•	a decrease of $5.1 million due to lower net revenues from the Arctic Spirit as a result of a decrease in the time-charter rate;

•	a relative decrease of $2.1 million, due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock;

•	a relative decrease of $1.9 million due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock; and

•	a decrease of $5.6 million due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar.

Vessel operating expenses. Vessel operating expenses increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	an increase of $5.3 million from the Tangguh LNG Deliveries;

partially offset by

•	a decrease of $2.1 million relating to lower crew manning, insurance, and repairs and maintenance costs; and

•	a decrease of $1.6 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and amortization. Depreciation and amortization expense increased for the nine months ended September 30, 2009, from the same period in 2008, primarily due to:

•	an increase of $1.2 million from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease; and

•	an increase of $0.6 million from the delivery of the one new LPG carrier in April 2009;

partially offset by

•	a decrease of $0.8 million due to revised depreciation estimates of certain of our vessels.

Restructuring charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $3.8 million relating to costs incurred for global staffing and office changes.

Conventional tanker segment

Fixed-rate tanker segment

Our fixed-rate tanker segment includes conventional crude oil and product tankers on long-term, fixed-rate time-charters.

The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	Change

Revenues	217,574	188,519	15.4
Voyage expenses	4,614	2,904	58.9

Net revenues	212,960	185,615	14.7
Vessel operating expenses	55,540	49,626	11.9
Time-charter hire expense	35,918	32,881	9.2
Depreciation and amortization	41,803	32,447	28.8
General and administrative expenses(1)	20,388	15,157	34.5
Loss on sale of vessels and equipment, net of write-downs	3,960	–	–
Restructuring charge	613	1,893	(67.6)

Income from vessel operations	54,738	53,611	2.1

Calendar-ship-days
Owned vessels	6,592	4,929	33.7
Chartered-in vessels	1,661	1,826	(9.0)

Total	8,253	6,755	22.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources). For additional information, please read “—Other operating results—General and administrative expenses.”

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);

•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers);

•	the transfer of two Suezmax tankers from the spot tanker segment in June 2009 (the Suezmax Transfers);

•	the purchase of a product tanker which commenced a 10-year fixed-rate time charter to Caltex Australia Petroleum Pty Ltd. during September 2009; and

•	the transfer of five Aframax tankers, on a net basis, from the spot tanker segment in 2008 and 2009 upon commencement of long-term time-charters (the Aframax Transfers).

The Aframax Transfers consist of the transfer of five owned vessels and one chartered-in vessel from the spot tanker segment, and the transfer of one chartered-in vessel to the spot tanker segment. The effect of the transaction is to increase the fixed-rate tanker segment’s net revenues, time-charter expenses, and vessel operating expenses.

Net revenues. Net revenues increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	an increase of $20.3 million from the Aframax Transfers;

•	an increase of $7.1 million from the Suezmax Transfers;

•	an increase of $2.8 million from the Product Tanker Transfers;

•	an increase of $1.3 million from the Aframax Deliveries;

•	a relative increase of $1.2 million as two of our Suezmax tankers were off-hire for 48 days for scheduled drydockings during the nine months ended September 30, 2008; and

•	an increase of $0.9 million from the purchase of the new product tanker.

partially offset by

•	a decrease of $4.8 million due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net (loss) income); and

•	a decrease of $1.1 million due to a scheduled drydocking during the nine months ended September 30, 2009 of the Teesta Spirit, which is one of the vessels included in the Product Tanker Transfers.

Vessel operating expenses. Vessel operating expenses increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	an increase of $6.2 million from the Aframax Transfers;
•	an increase of $1.3 million from the Suezmax Transfers; and
•	an increase of $1.8 million from the Product Tanker Transfers;

partially offset by

•	a decrease of $2.3 million relating to lower crew manning, insurance, and repairs and maintenance costs; and

•	a decrease of $1.4 million due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar.

Time-charter hire expense. Time-charter hire expense increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to an increase in the average time-charter hire rates, partially offset by a decrease in the number of in-chartered Aframax vessel days.

Depreciation and amortization. Depreciation and amortization expense increased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to the Aframax Transfers, Suezmax Transfers, Product Tanker Transfers, and an increase in capitalized drydocking expenditures being amortized.

Loss on sale of vessels and equipment. Loss on sale of vessels and equipment for the nine months ended September 30, 2009, primarily relates to a write-down taken on one of our older fixed-rate vessels.

Restructuring charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $0.6 million relating to costs incurred for global staffing changes.

Spot tanker segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. We took delivery of six new Suezmax tankers during the nine months ended September 30, 2009 and delivery of an additional new Suezmax tanker in December 2009. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net (loss) income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2009	2008	Change

Revenues	533,339	1,259,813	(57.7)
Voyage expenses	161,689	436,182	(62.9)

Net revenues	371,650	823,631	(54.9)
Vessel operating expenses	77,785	89,507	(13.1)
Time-charter hire expense	226,680	312,332	(27.4)
Depreciation and amortization	70,924	81,648	(13.1)
General and administrative expenses(1)	53,605	71,102	(24.6)
Gain on sale of vessels and equipment, net of write-downs	(16,148)	(35,942)	(55.1)
Restructuring charge	1,611	2,173	(25.9)

(Loss) income from vessel operations	(42,807)	302,811	(114.1)

Calendar-ship-days
Owned vessels	9,050	10,339	(12.5)
Chartered-in vessels	8,398	13,215	(36.5)

Total	17,448	23,554	(25.9)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources). For additional information, please read “—Other operating results—General and administrative expenses.”

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	the transfer of two product tankers in April 2008 to the fixed-rate tanker segment (or the Spot Product Tanker Transfers);

•	the transfer of four Aframax tankers in November 2008 and one Aframax tanker in September 2009 to the fixed-rate tanker segment (or the Spot Aframax Tanker Transfers);

•	the sale of seven product tankers between March 2008 and May 2009 (or the Spot Product Tanker Sales);

•	the sale of one Suezmax tanker in November 2008 (or the Suezmax Tanker Sale); and

•	a net decrease in the number of chartered-in vessels, primarily from the sale of our 50% interest in the Swift Product Tanker Pool in November 2008, which included our interest in ten in-chartered intermediate product tankers;

partially offset by

• the delivery of six new Suezmax tankers between May 2008 and September 2009 (or the Suezmax Deliveries); and

•	the delivery of one large product tanker in October 2008.

In addition, during February 2009 we sold and leased back one older Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar-ship-days for our chartered-in vessels.

Tanker market and TCE rates

According to CRSL, average Suezmax crude tanker spot market rates were $28,361 per day in 2009 which was lower than the average spot rate for the five-year period from 2004 through 2008 of $60,265 per day. Average Aframax crude tanker spot market rates were $15,780 per day in 2009 which was lower than the average spot rate for the five-year period from 2004 through 2008 of $42,044 per day. The global economic downturn, which resulted in the steepest oil demand contraction since the early 1980’s, coupled with the growth in the global tanker fleet, were the primary causes of the decline in rates in 2009. Since the end of the third quarter of 2009, spot rates have increased as a result of seasonal factors, improving economic fundamentals and short-term factors such as the use of tankers for floating storage, which tightened active fleet supply.

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the nine months ended September 30, 2009 and 2008:

	Nine months ended
	September 30, 2009			September 30, 2008
	Net			Net
	revenues	Revenue	TCE	revenues	Revenue	TCE
Vessel type	($000’s)	days	rate $	($000’s)	days	rate $

Spot fleet:(1)
Suezmax tankers	55,992	2,393	23,398	88,409	1,482	59,655
Aframax tankers	161,203	8,842	18,232	461,352	11,187	41,240
Large/medium product tankers	39,404	2,185	18,034	105,309	3,319	31,729
Small product tankers	–	–	–	37,239	2,704	13,772
Time-charter fleet:(1)
Suezmax tankers	52,628	1,448	36,345	58,991	2,015	29,276
Aframax tankers	50,754	1,556	32,618	23,229	713	32,579
Large/medium product tankers	17,883	781	22,898	39,373	1,518	25,938
Other(2)	(6,214)			9,729

Totals	371,650	17,205	21,601	823,631	22,938	35,907

(1)	Spot fleet includes time-charters and fixed-rate contracts of affreightment less than one year and time-charter fleet includes time-charters and fixed-rate contracts of affreightment between one and three years.

(2)	Includes realized gains and losses on forward freight agreements and synthetic time-charter contracts, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net revenues. Net revenues decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $286.4 million, primarily from decreases in our average TCE rate;

•	a decrease of $111.7 million from a net decrease in the number of chartered-in vessels, excluding small product tankers discussed below;

•	a decrease of $37.3 million from a net decrease in the number of chartered-in small product tankers primarily due to the sale of our interest in the Swift Tanker Pool in November 2008;

•	a decrease of $30.3 million from the Spot Aframax Transfers and Spot Product Tanker Transfers;

•	a decrease of $24.3 million from the Spot Product Tanker Sales; and

•	a decrease $6.8 million from the Suezmax Tanker Sale;

partially offset by

•	an increase of $15.1 from a change in the number of days our vessels were off-hire due to regularly scheduled maintenance during the nine months ended September 30, 2009;

•	an increase of $24.0 million from the Suezmax Deliveries; and

•	an increase of $5.6 million from the delivery of one large product tanker.

Vessel operating expenses. Vessel operating expenses decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $9.1 million from the Spot Aframax Tanker Transfers; and

•	a decrease of $8.4 million from the Spot Product Tanker Sales;

•	a decrease of $7.4 million from lower crew manning, repairs, maintenance and consumables costs; and

partially offset by

•	an increase of $7.6 million from the Suezmax Deliveries;

•	an increase of $1.9 million from the new product tanker delivered in October 2008.

Time-charter hire expense. Time-charter hire expense decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $52.6 million from the decrease in the number of chartered-in Suezmax and Aframax tankers; and

•	a decrease of $33.1 million from a decrease in the number of chartered-in small product tankers from the sale of the Swift Tanker Pool in November 2008.

Depreciation and amortization. Depreciation and amortization expense decreased for the nine months ended September 30, 2009, compared to the same period in 2009, primarily due to:

•	a decrease of $4.9 million from the Spot Product Tanker Sales;

•	a decrease of $4.5 million from the Spot Aframax Tanker Transfers;

•	a decrease of $8.4 million from the amortization of a non-compete agreement in the prior periods, which was fully amortized by the end of 2008;

•	a decrease of $1.2 million from the Spot Product Tanker Transfers; and

•	a decrease of $1.1 million from the Suezmax Tanker Sale;

partially offset by

•	an increase of $11.0 million from the Suezmax Tanker Deliveries and one new product tanker.

Gain on sale of vessels and equipment, net of write-downs. The gain on sale of vessels and equipment, net of write-downs for the nine months ended September 30, 2009, is primarily due to gains realized on the disposal of two long-range product tankers during the second quarter of 2009, partially offset by write-downs. The write-downs were for related to two older vessels that were written-down to their fair value.

Restructuring charges. During the nine months ended September 30, 2009, we incurred restructuring charges of $1.6 million relating to costs incurred for global staffing changes.

Other operating results

The following table compares our other operating results for the nine months ended September 30, 2009 and 2008:

	Nine months ended
	September 30,		%
(in thousands of U.S. dollars, except percentages)	2009	2008	Change

General and administrative expenses	(156,073)	(184,735)	(15.5)
Interest expense	(111,505)	(215,139)	(48.2)
Interest income	15,894	73,408	(78.3)
Realized and unrealized (losses) gains on non- designated derivative instruments	83,066	(125,542)	(166.2)
Foreign exchange (loss) gain	(39,900)	8,323	(579.4)
Equity (loss) income from joint ventures	29,857	(10,780)	(377.0)
Income tax (expense) recovery	(12,174)	35,022	(134.8)
Other income (loss)—net	8,343	(7,662)	(208.9)

General and administrative expenses. General and administrative expenses decreased for the nine months ended September 30, 2009, compared to the same period in 2008, primarily due to:

•	a decrease of $32.5 million, in compensation for shore-based employees and other personnel expenses primarily due to decreases in headcount and performance based compensation costs;

•	a decrease of $8.9 million from lower travel costs;

•	a decrease of $5.4 million relating to timing of seafarer training initiatives and lower training activity; and

•	a decrease of $4.2 million in corporate-related expenses;

partially offset by

•	an increase of $19.6 million as there was a large recovery recorded in the third quarter of 2008 relating to the costs associated with our equity-based compensation and long-term incentive program for management, in each case due to significant stock market fluctuations; and

•	an increase of $2.8 million relating to the net realized and unrealized change in fair value of our foreign currency forward contracts.

Interest expense. Interest expense, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $111.5 million for the nine months ended September 30, 2009 from $215.1 million for the same period in 2008, primarily due to:

•	a decrease of $65.2 million primarily due to repayments of debt drawn under long-term revolving credit facilities and term loans, and decreases in interest rates relating to long-term debt;

•	a decrease of $24.6 million as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008 (the interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method);

•	a decrease of $10.7 million from the scheduled loan payments on the LNG carrier Catalunya Spirit, and scheduled capital lease repayments on the LNG carrier Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $3.3 million from declining interest rates on our five Suezmax tanker capital lease obligations; and

•	a decrease of $2.5 million due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar;

partially offset by

•	an increase of $2.7 million relating to debt to finance the purchase of the Tangguh LNG Carriers, as the interest on this debt was capitalized in the same period in 2008.

Realized and unrealized loss of $109.5 million relating to interest rate swaps for the nine months ended September 30, 2008, was reclassified from interest expense to realized and unrealized (loss) gain on non-designated derivative instruments to conform to the presentation adopted in the nine months ended September 30, 2009.

Interest income. Interest income, which excludes realized and unrealized gains and losses from interest rate swaps, decreased to $15.9 million for the nine months ended September 30, 2009 from $73.4 million, for the same period in 2008, primarily due to:

•	a decrease of $23.2 million relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments, as the loan was repaid on December 31, 2008 when the external debt was novated to the RasGas 3 Joint Venture;

•	a decrease of $24.5 million primarily relating to lower interest rates on our bank account balances;

•	a decrease of $8.5 million due to decreases in LIBOR rates relating to the restricted cash used to fund capital lease payments for three LNG carriers;

•	a decrease of $0.6 million, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar; and

•	a decrease of $0.7 million primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and unrealized gain of $25.7 million relating to interest rate swaps for the nine months ended September 30, 2008, was reclassified from interest income to realized and unrealized (loss) gain on non-designated derivative instruments to conform to the presentation adopted in the nine months ended September 30, 2009.

Realized and unrealized (losses) gains on non-designated derivative instruments. Net realized and unrealized gains on non-designated derivatives were $83.1 million for the nine months ended September 30, 2009, compared to net realized and unrealized (losses) on non-designated derivatives of $(125.5) million for the same period in 2008, as detailed in the table below:

	Nine months ended
	September 30,
(in thousands of U.S. Dollars)	2009	2008

Realized (losses) gains relating to:
Interest rate swaps	(91,737)	(28,361)
Foreign currency forward contracts	(8,926)	30,399
Bunkers and forward freight agreements (FFAs)	4,660	(25,348)

	(96,003)	(23,310)

Unrealized (losses) gains relating to:
Interest rate swaps	164,333	(55,480)
Foreign currency forward contracts	15,227	(31,975)
Bunkers, FFAs and other	(491)	(14,777)

	179,069	(102,232)

Total realized and unrealized (losses) gains on non-designated derivative instruments	83,066	(125,542)

Foreign exchange (loss) gain. Foreign currency exchange (losses) were $(39.9) million for the nine months ended September 30, 2009, compared to a gain of $8.3 million for the same period in 2008. The changes in our foreign exchange (losses) gains are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Currently, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Equity (loss) income from joint ventures. Equity income from joint ventures was $29.9 million for the nine months ended September 30, 2009, compared to a loss of $(10.8) million for the same period in 2008. The income or loss was primarily comprised of our share of the Angola LNG Project earnings (losses) and the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008. Substantially all of the equity income relates to unrealized gain on interest rate swaps of $23.1 million for the nine months ended September 30, 2009.

Income tax (expense) recovery. Income tax (expense) was $(12.1) million for the nine months ended September 30, 2009, compared to a recovery of $35.0 million for the same period in 2008. The increase to income tax expense of $47.1 million for the nine months ended September 30, 2009 was primarily due to an increase in deferred income tax expense relating to unrealized foreign exchange translation gains and to a lesser extent due to operational income for tax purposes.

Other income (loss). Other income was $8.3 million for the nine months ended September 30, 2009, compared to a loss of $(7.7) million for the same period in 2008. The increase in other income for the nine months ended September 30, 2009, was primarily due to the write-down of marketable securities and losses from repurchase of bonds, partially offset by gains from the sale of marketable securities, recognized in the same period in 2008.

Net income. As a result of the foregoing factors, net income was $132.5 million for the nine months ended September 30, 2009, compared to $233.0 million for the same period in 2008.

Year ended December 31, 2008 versus year ended December 31, 2007

Shuttle tanker and FSO segment

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2008 and 2007. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	Change

Revenues	705,461	642,047	9.9
Voyage expenses	171,599	117,571	46.0

Net revenues	533,862	524,476	1.8
Vessel operating expenses	175,449	127,372	37.7
Time-charter hire expense	134,100	160,993	(16.7)
Depreciation and amortization	117,198	104,936	11.7
General and administrative expenses(1)	58,725	60,234	(2.5)
Gain on sale of vessels and equipment, net of write-downs	(3,771)	(16,531)	(77.2)
Restructuring charge	10,645	–	–

Income from vessel operations	41,516	87,472	(52.5)

Calendar-ship-days:
Owned vessels	11,595	11,015	5.3
Chartered-in vessels	3,765	4,619	(18.5)

Total	15,360	15,634	(1.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources).

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) increased during 2008 compared to 2007. This was primarily the result of:

•	the transfer of the Navion Saga from the fixed-rate segment to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007; and

•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (collectively, the Shuttle Tanker Deliveries);

partially offset by

•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of a 1987-built shuttle tanker in May 2007 (or the Shuttle Tanker Disposition).

Net revenues. Net revenues increased 1.8% to $533.9 million for 2008, from $524.5 million for 2007, primarily due to:

•	an increase of $10.1 million from the Shuttle Tanker Deliveries;

•	an increase of $9.6 million due to more revenue days for shuttle tankers servicing contracts of affreightment and from shuttle tankers servicing contracts of affreightment in the conventional spot tanker market, earning a higher average daily charter rate, compared to the same period in 2008;

•	an increase of $6.9 million from the transfer of the Navion Saga to the shuttle tanker and FSO segment; and

•	an increase of $2.5 million due to the redeployment of one shuttle tanker from servicing contracts of affreightment to a time-charter effective October 2007, and earning a higher average daily charter rate than for the same period in 2008;

partially offset by

•	a decrease of $10.0 million due to declining oil production at mature oil fields in the North Sea which are serviced by certain shuttle tankers on contracts of affreightment;

•	a decrease of $3.9 million due to an increased number of offhire days resulting from an increase in scheduled drydockings and unexpected repairs performed compared to the same period in 2008;

•	a decrease of $3.4 million due to customer performance claims under the terms of charter party agreements;

•	a decrease of $3.0 million due to an increase in bunker costs which are not passed on to the charterer under certain contracts; and

•	a decrease of $3.0 million due to redeliver of an in-chartered shuttle tanker in May 2008.

Vessel operating expenses. Vessel operating expenses increased 37.7% to $175.4 million for 2008, from $127.4 million for 2007, primarily due to:

•	an increase of $33.2 million from increases in crew manning costs;

•	an increase of $9.8 million relating to the unrealized change in fair value of our foreign currency forward contracts;

•	an increase of $5.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;

•	an increase of $4.4 million, from the acquisition of an in-chartered shuttle tanker, the Navion Oslo, which was delivered in late March 2008; and

•	an increase of $0.5 million from increases in service costs and the price of consumables, freight and lubricants.

Time-charter hire expense. Time-charter hire expense decreased 16.7% to $134.1 million for 2008, from $161.0 million for 2007, primarily due to a decrease in the number of chartered-in vessels.

Depreciation and amortization. Depreciation and amortization expense increased 11.7% to $117.2 million for 2008, from $105.0 million for 2007, primarily due to:

•	an increase of $6.9 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment; and

•	an increase of $2.8 million from the Shuttle Tanker Deliveries.

Gain on sale of vessels and equipment—net of write-downs. Gain on sale of vessels and equipment for 2008 was a net gain of $3.8 million, which was primarily due to a gain of $3.7 million from the sale of equipment.

FPSO segment

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days for our FPSO segment for the years ended December 31, 2008 and 2007:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	Change

Revenues	383,752	350,279	9.6
Vessel operating expenses	227,651	156,264	45.7
Depreciation and amortization	91,734	68,047	34.8
General and administrative expenses(1)	53,087	36,927	43.8
Loss on sale of vessels and equipment, net of write-downs	12,019	–	–
Goodwill impairment charge	334,165	–	–

(Loss) income from vessel operations	(334,904)	89,041	(476.1)

Calendar-ship-days:
Owned vessels	2,073	1,825	13.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The average fleet size of our FPSO segment (including vessels chartered-in) increased during 2008 compared to 2007. This was primarily the result of the delivery of a new FPSO unit in February 2008 (or the FPSO Delivery).

Net revenues. Net revenues increased 10.4% to $383.8 million for 2008, from $350.3 million for 2007, primarily due to:

•	an increase of $40.4 million from the FPSO Delivery;

partially offset by

•	a decrease of $11.3 million in revenues from the Foinaven FPSO due to lower oil production compared to the prior year and a production shutdown during August and September 2008.

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts that have terms that are less favorable than prevailing market terms at the time of acquisition. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for each of 2007 and 2008 was $66.6 million.

Vessel operating expenses. Vessel operating expenses increased 45.7% to $227.7 million for 2008, from $156.3 million for 2007, primarily due to:

•	an increase of $25.3 million relating to the unrealized change in fair value of our foreign currency forward contracts;

•	an increase of $24.2 million from the FPSO Delivery;

•	an increase of $13.9 million from increases in service costs and the price of consumables, freight and lubricants; and

•	an increase of $7.3 million from increases in crew manning costs;

partially offset by

•	a decrease of $1.8 million from lower insurance charges.

Depreciation and amortization. Depreciation and amortization expense increased 34.8% to $91.7 million for 2008, from $68.0 million for 2007, primarily due to:

•	an increase of $13.8 million from the refinement of preliminary estimates of fair value assigned to certain assets included in our acquisition of Teekay Petrojarl; and

•	an increase of $9.9 million from the FPSO Delivery.

Loss on sale of vessels and equipment—net of write-downs. Loss on sale of vessels and equipment—net of write-downs for 2008 was due to a $12.0 million impairment write-down of a 1986-built shuttle tanker.

Goodwill impairment charge. Goodwill impairment charge was from a write-down of goodwill from the Teekay Petrojarl acquisition. Based on an impairment analysis, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in our consolidated statement of income (loss) for the year ended December 31, 2008.

Liquefied gas segment

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2008 and 2007. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	Change

Revenues	221,930	166,981	32.9
Voyage expenses	1,009	109	825.7

Net revenues	220,921	166,872	32.4
Vessel operating expenses	48,185	30,239	59.3
Depreciation and amortization	58,371	46,018	26.8
General and administrative expenses(1)	23,072	20,521	12.4
Restructuring charge	634	–	–

Income from vessel operations	90,659	70,094	29.3

Calendar-ship-days:
Owned vessels and vessels under capital lease	3,701	2,899	27.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment from 2007 to 2008 was primarily due to:

•	the delivery of one new LNG carrier in November 2008 (the Tangguh Hiri);

•	the delivery of two new LNG carriers in January and February 2007 (or the RasGas II Deliveries); and

•	our December 2007 acquisition of two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips (or the Kenai LNG Carriers).

Net revenues. Net revenues increased 32.4% to $220.9 million for 2008, from $166.9 million for 2007, primarily due to:

•	an increase of $38.3 million from the delivery of the Kenai LNG Carriers;

•	an increase of $6.1 million from the RasGas II Deliveries;

•	a relative increase of $5.5 million, due to the Madrid Spirit being off-hire during the first half of 2007 after sustaining damage to its engine boilers; and

•	an increase of $4.7 million due to the effect on our Euro-denominated revenues of the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007;

partially offset by

•	a decrease of $3.1 million, due to the Catalunya Spirit being off-hire for 34.3 days during the first half of 2008 for scheduled drydocking.

Vessel operating expenses. Vessel operating expenses increased 59.3% to $48.2 million for 2008, from $30.2 million for 2007, primarily due to:

•	an increase of $10.8 million from the full year operations in 2008 of the Kenai LNG Carriers delivered in 2007;

•	an increase of $2.3 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs) from the strengthening of the Euro against the U.S. Dollar during 2008 compared to 2007 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

•	an increase of $1.2 million from the RasGas II Deliveries; and

•	an increase of $0.7 million from the delivery of the Tangguh Hiri.

Depreciation and amortization. Depreciation and amortization increased 26.8% to $58.4 million in 2008, from $46.0 million in 2007, primarily due to:

•	an increase of $9.9 million from the delivery of the Kenai LNG Carriers;

•	an increase of $1.2 million from the RasGas II Deliveries;

•	an increase of $0.6 million from the delivery of the Tangguh Hiri; and

•	an increase of $0.3 million relating to the amortization of drydock expenditures incurred during 2008.

Fixed-rate tanker segment

The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2008 and 2007. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Year ended December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	Change

Revenues	265,849	195,942	35.7
Voyage expenses	5,010	2,707	85.1

Net revenues	260,839	193,235	35.0
Vessel operating expenses	68,065	51,458	32.3
Time-charter hire expense	43,048	25,812	66.8
Depreciation and amortization	44,578	36,018	23.8
General and administrative expenses(1)	20,740	18,221	13.8
Loss on sale of vessels and equipment, net of write-downs	4,401	–	–
Restructuring charge	1,991	–	–

Income from vessel operations	78,016	61,725	26.4

Calendar-ship-days:
Owned vessels	6,824	5,390	26.6
Chartered-in vessels	2,363	1,312	80.1

Total	9,187	6,702	37.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased by 37% in 2008 compared to 2007. This increase was primarily the result of:

•	the acquisition of two Suezmax tankers from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition);

•	the addition of two new chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new Aframax tankers during January and March 2008 (collectively, the Aframax Deliveries);

•	the transfer of two product tankers from the spot tanker segment in April 2008 upon commencement of long-term time-charters (the Product Tanker Transfers); and

•	the transfer of four Aframax tankers, on a net basis during 2008, from the spot tanker segment upon commencement of long-term time-charters (the 2008 Aframax Transfers).

The 2008 Aframax Transfers comprise the transfer of three owned vessel and two chartered-in vessels from the spot tanker segment, and the transfer of one owned vessels to the spot tanker segment. The effect of the transaction is to increase the fixed-rate tanker segment’s net revenue and time-charter expenses, and to decrease its vessel operating expenses.

Net revenues. Net revenues increased 35.0% to $260.8 million for 2008, from $193.2 million for 2007, primarily due to:

•	an increase of $17.6 million from the ConocoPhillips Acquisition;

•	an increase of $17.0 million from the OMI Acquisition;

•	an increase of $11.2 million from the Product Tanker Transfers;

•	an increase of $9.8 million from the 2008 Aframax Transfers;

•	a increase of $9.2 million from increased revenues earned by the Teide Spirit and the Toledo Spirit (the time charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts); and

•	an increase of $8.6 million from the Aframax Deliveries;

partially offset by

•	a decrease of $3.3 million from lower charter rates earned on an in-chartered VLCC.

Vessel operating expenses. Vessel operating expenses increased 32.3% to $68.1 million for 2008, from $51.5 million for 2007, primarily due to:

•	an increase of $7.9 million from the ConocoPhillips acquisition;

•	an increase of $4.6 million relating to higher crew manning and repairs, insurance, and maintenance and consumables;

•	an increase of $3.8 million from the Product Tanker Transfers;

•	an increase of $1.7 million due to full year operations in 2008 of the Suezmax tankers acquired in the OMI Acquisition; and

•	an increase of $1.0 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs for five of our Suezmax tankers) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period in 2008. A majority of our vessel operating expenses for five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by

•	a decrease of $3.1 million from the 2008 Aframax Transfers.

Time-charter hire expense. Time-charter hire expense increased 66.8% to $43.0 million for 2008, compared to $25.8 million for 2007, primarily due to:

•	an increase of $7.3 million from the ConocoPhillips acquisition.

•	an increase of $5.6 million from the 2008 Aframax Transfers; and

•	an increase of $4.9 million from the OMI Acquisition.

Depreciation and amortization. Depreciation and amortization expense increased 23.8% to $44.6 million for 2008, from $36.0 million for 2007, primarily due to:

•	an increase of $5.1 million from the OMI Acquisition; and

•	an increase of $2.8 million from the Aframax Deliveries.

Loss on sale of vessels and equipment—net of write-downs. For 2008, we recorded a $4.4 million impairment charge related to a 1990-built conventional tanker.

Restructuring charges. During the year ended December 31, 2008, we incurred restructuring charges of $1.3 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew, and $0.5 million relating to reorganization of certain business units.

Spot tanker segment

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Year ended December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2008	2007	Change

Revenues	1,616,663	1,040,258	55.4
Voyage expenses	580,770	406,921	42.7

Net revenues	1,035,893	633,337	63.6
Vessel operating expenses	134,969	81,813	65.0
Time-charter hire expense	434,975	279,676	55.5
Depreciation and amortization	106,921	74,094	44.3
General and administrative expenses(1)	88,898	95,962	(7.4)
Gain on sale of vessels and equipment, net of write-downs	(72,664)	–	–
Restructuring charge	2,359	–	–

Income from vessel operations	340,435	101,792	234.4

Calendar-ship-days:
Owned vessels	13,623	11,764	15.8
Chartered-in vessels	17,647	12,730	38.6

Total	31,270	24,494	27.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet increased 27.7% from 24,494 calendar days in 2007 to 31,271 calendar days in 2008, primarily due to:

•	the acquisition of 15 owned and six chartered-in vessels from OMI Corporation on August 1, 2007 (collectively, the OMI Acquisition);

•	the addition of two owned and two chartered-in Aframax tankers in January 2008 as part of the multi-vessel transaction with ConocoPhillips, in which we acquired ConocoPhillips’ rights in six double-hull Aframax tankers (collectively, the ConocoPhillips Acquisition);

•	the delivery of two new large product tankers in February and May 2007 (or the 2007 Spot Tanker Deliveries);

•	the delivery of three new Suezmax tankers between May and October 2008 (or the 2008 Suezmax Deliveries); and

•	a net increase in the number of chartered-in vessels, primarily Aframax and product tankers.

In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back two Aframax tankers. This had the effect of decreasing the number of calendar ship days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Tanker market and TCE rates

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2008 and 2007 and includes the realized results of synthetic time-charters (or STCs) and forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Year ended
	December 31, 2008			December 31, 2007
	Net			Net
	revenues	Revenue	TCE	revenues	Revenue	TCE
Vessel type	($000’s)	days	rate $	($000’s)	days	rate $

Spot Fleet(1)
Suezmax Tankers(2)	121,393	2,111	57,505	52,697	1,496	35,225
Aframax Tankers(2)	609,150	15,072	40,416	342,989	11,681	29,363
Large/Medium Product Tankers(2)	149,842	4,396	34,086	98,194	3,746	26,213
Small Product Tankers(2)	44,008	3,172	13,874	51,811	3,596	14,408
Time-Charter Fleet(1)
Suezmax Tankers(2)	85,674	2,762	31,019	47,584	1,666	28,562
Aframax Tankers(2)	39,900	1,224	32,598	5,734	183	31,334
Large/Medium Product Tankers(2)	52,892	1,971	26,835	42,482	1,638	25,935
Other(3)	(66,966)	–	–	(8,154)	–	–

Totals	1,035,893	30,708	33,734	633,337	24,006	26,382

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than 1 year and gains and losses from FFAs less than 1 year; and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment of between 1-3 years and gains and losses from STCs and FFAs of between 1-3 years.

(2)	Includes realized gains and losses from STCs and FFAs.

(3)	Includes broker commissions, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, unrealized gains and losses from STCs and FFAs, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net Revenues. Net revenues increased 63.6% to $1.04 billion for 2008, from $633.3 million for 2007, primarily due to:

•	an increase of $207.8 million from an increase in our average TCE rate during 2008 compared to 2007;

•	an increase of $147.4 million from the OMI Acquisition;

•	an increase of $52.6 million from a net increase in the number of chartered-in vessels;

•	an increase of $42.0 million from the ConocoPhillips Acquisition;

•	an increase of $19.5 million from the 2007 Spot Tanker Deliveries and the 2008 Suezmax Deliveries; and

•	an increase of $17.0 million from the transfer of two Aframax tankers from the fixed-rate tanker segment in January 2008;

partially offset by

•	a decrease of $54.2 million from the effect of STCs and FFAs;

•	a decrease of $13.6 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance; and

•	a decrease of $5.0 million from the transfer of a Suezmax tanker to the offshore segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.

Vessel operating expenses. Vessel operating expenses increased 65.0% to $135.0 million for 2008, from $81.8 million for 2007, primarily due to:

•	an increase of $18.1 million from higher crew manning repairs, maintenance and consumables costs, insurance costs, port expenses, safety inspections and non-recurring damages;

•	an increase of $17.2 million from the ConocoPhillips Acquisition;

•	an increase of $10.1 million from the OMI Acquisition;

•	an increase of $4.8 million from the transfer of two Aframax tankers from the fixed-rate segment in January 2008; and

•	an increase of $4.3 million from the 2007 Spot Tanker Deliveries and the 2008 Suezmax Deliveries;

partially offset by

•	a decrease of $3.3 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax tanker to the fixed-rate tanker segment in December 2007.

Time-charter hire expense. Time-charter hire expense increased 55.5% to $435.0 million for 2008, from $279.7 million for 2007, primarily due to:

•	an increase of $89.9 million from an increase in the number of chartered-in tankers (excluding the OMI and ConocoPhillips vessels) compared to the same period in 2007;

•	an increase of $2.6 million from an increase in the average in-charter rate;

•	an increase of $39.8 million from the OMI Acquisition;

•	an increase of $16.1 million from the ConocoPhillips Acquisition; and

•	an increase of $6.9 million due to the sale and lease-back of three Aframax tankers during April and July 2007.

Depreciation and amortization. Depreciation and amortization expense increased 44.3% to $106.9 million for 2008, from $74.1 million for 2007, primarily due to:

•	an increase of $30.7 million from the OMI Acquisition;

•	an increase of $6.3 million from the ConocoPhillips Acquisition; and

•	an increase of $3.5 million from the 2007 Spot Tanker Deliveries and the 2008 Suezmax Deliveries;

partially offset by

•	a decrease of $2.8 million from the sale and lease-back of three Aframax tankers during April and July 2007; and

•	a decrease of $2.2 million from the transfer of a Suezmax tanker to the shuttle tanker and FSO segment in May 2007 and the transfer of an Aframax to the fixed-rate tanker segment during December 2007.

Gain on sale of vessels and equipment—net of write-downs. Gain on sale of vessels and equipment of $72.7 million for 2008 was due to:

•	a gain of $52.2 million from the sale of vessels; and

•	a gain of $44.4 million from the sale of our 50% interest in the Swift Tanker Pool;

partially offset by

•	a decrease of $23.9 million from the impairment write-down on two 1992-built Aframax tankers.

Other operating results

The following table compares our other operating results for 2008 and 2007.

	Year ended December 31,		%
(in thousands of U.S. dollars, except percentages)	2008	2007	Change

General and administrative expenses	(244,522)	(231,865)	5.5
Interest expense	(994,966)	(422,433)	135.5
Interest income	273,647	110,201	148.3
Foreign exchange gain (loss)	32,348	(39,912)	(181.0)
Equity loss from joint ventures	(36,085)	(12,404)	190.9
Income tax recovery	56,176	3,192	1,659.9
Non-controlling interest expense	(9,561)	(8,903)	7.4
Other (loss) income—net	(6,736)	23,677	(128.4)

General and administrative expenses. General and administrative expenses increased 5.5% to $244.5 million for 2008, from $231.9 million for 2007, primarily due to:

•	an increase of $26.5 million from the unrealized change in fair value of our foreign currency forward contracts;

•	an increase of $16.7 million in compensation for shore-based employees and other personnel expenses, primarily due to increase in headcount and compensation levels partially offset by the strengthening of the U.S. Dollar compared to other major currencies;

•	an increase of $10.3 million in corporate-related expenses, including costs associated with Teekay Tankers becoming a public entity in December 2007; and

•	an increase of $3.8 million in fleet overhead from the timing of seafarer training initiatives and higher training activity in the liquefied gas segment;

partially offset by

•	a decrease of $42.2 million relating to the costs associated with our equity-based compensation and long-term incentive program for management; and

•	a decrease of $2.8 million in office expenses and travel costs due to business development and other project initiatives.

Interest expense. Interest expense increased 135.5% to $995.0 million for 2008, from $422.4 million for 2007, primarily due to:

•	an increase of $508.4 million relating to the unrealized change in fair value of our interest rate swaps and certain options to enter into interest rate swaps;

•	an increase of $43.6 million due to additional debt drawn under long-term revolving credit facilities and term loans relating to the Shuttle Tanker Deliveries, the Aframax Deliveries, the Spot Tanker Deliveries and other investing activities;

•	an increase of $9.3 million relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to the joint venture); and

•	an increase of $0.6 million relating to debt from the delivery of the Tangguh Hiri.

We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).

Interest income. Interest income increased 148.3% to $273.6 million for 2008, compared to $110.2 million for 2007, primarily due to:

•	an increase of $171.3 million relating to the unrealized change in fair value of our interest rate swaps; and

•	an increase of $4.5 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

partially offset by

•	a decrease of $8.9 million resulting from the repayment of interest-bearing loans we made to a 50% joint venture between us and TORM, which were used during the second quarter of 2007, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI; and

•	a decrease of $2.4 million relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II Deliveries.

We have not applied hedge accounting to our interest swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.

Foreign exchange gains (losses). Foreign exchange gain (loss) was a gain of $32.3 million for 2008, compared to a loss of $39.9 million for 2007. The changes in our foreign exchange gains (losses) are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this prospectus, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Non-controlling interest expense. Non-controlling interest expense increased to $9.6 million for 2008, compared to $8.9 million for 2007, primarily due to:

•	an increase of $21.7 million from the initial public offering of Teekay Tankers in December 2007; and

•	an increase of $3.0 million from the operating results of the RasGas II joint venture;

partially offset by

•	a decrease of $14.6 million from a decrease in earnings from Teekay Offshore partially offset by the follow-on public offering of Teekay Offshore in June 2008; and

•	a decrease of $12.3 million from a decrease in earnings from Teekay LNG which was primarily the result of unrealized foreign exchange losses attributable to the revaluation of its Euro-denominated term loans partially offset by the follow-on public offering of Teekay LNG in April 2008.

Equity loss from joint ventures. Equity loss of $36.1 million for 2008 was primarily comprised of our share of the Angola LNG Project loss. The majority of the loss relates to unrealized losses on interest rate swaps.

Income tax recovery. Income tax recovery was $56.2 million for 2008 compared to $3.2 million for 2007. The $53.0 million increase to income tax recoveries was primarily due to an increase in deferred income tax recoveries relating to unrealized foreign exchange translation losses.

Other (loss) income (net). Other loss of $6.7 million for 2008 was primarily comprised of write-down of marketable securities of $20.2 million, partially offset by leasing income of $9.5 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $4.6 million, and gain on bond redemption of $3.0 million.

Other income of $23.7 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million and gain on sale of subsidiary of $6.9 million, partially offset by loss on bond redemption of $0.9 million.

Net (loss) income. As a result of the foregoing factors, we incurred a net loss of $469.5 million for 2008, compared to a net income of $63.5 million for 2007.

Year ended December 31, 2007 versus year ended December 31, 2006

Shuttle tanker and FSO segment

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2007 and 2006.

The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	Change

Revenues	642,047	572,392	12.2
Voyage expenses	117,571	89,642	31.2

Net revenues	524,476	482,750	8.6
Vessel operating expenses	127,372	90,798	40.3
Time-charter hire expense	160,993	170,308	(5.5)
Depreciation and amortization	104,936	83,501	25.7
General and administrative expense(1)	60,234	46,220	30.3
(Gain) loss on sale of vessels	(16,531)	698	(2,468.3)

Income from vessel operations	87,472	91,225	(4.1)
Calendar-ship-days:
Owned vessels	11,015	9,050	21.7
Chartered-in vessels	4,619	4,983	(7.3)

Total	15,634	14,033	11.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources).

The average fleet size of our shuttle tanker and FSO segment (including vessels chartered-in) increased during 2007 compared to 2006. This was primarily the result of:

•	the consolidation of five 50%-owned subsidiaries, each of which owns one shuttle tanker, effective December 1, 2006 upon amendments of the applicable operating agreements, which granted us control of these entities, that were previously accounted for as joint ventures using the equity method (or the Consolidation of 50%-owned Subsidiaries);

•	the transfer of the Navion Saga from the fixed-rate segment to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007; and

•	the delivery of two new shuttle tankers, the Navion Bergen and the Navion Gothenburg, in April and July 2007, respectively (or the Shuttle Tanker Deliveries);

partially offset by

•	a decline in the number of chartered-in shuttle tankers; and

•	the sale of one 1981-built shuttle tanker in July 2006 and one 1987-built shuttle tanker in May 2007 (the Shuttle Tanker Dispositions).

Net revenues. Net revenues increased 8.6% to $524.5 million for 2007, from $482.8 million for 2006, primarily due to:

•	an increase of $40.8 million due to the Consolidation of 50%-owned Subsidiaries;

•	an increase of $23.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;

•	an increase of $12.3 million due to the Shuttle Tanker Deliveries; and

•	an increase of $3.6 million due to the renewal of certain vessels on time-charter contracts at higher daily rates during 2006;

partially offset by

•	a decrease of $13.1 million in revenues due to (a) fewer revenue days for shuttle tankers servicing contracts of affreightment during 2007 due to a decline in oil production from mature oil fields in the North Sea and (b) the redeployment of idle shuttle tankers servicing contracts of affreightment in the conventional spot tanker market at a lower average charter rate during the fourth quarter of 2007 due to a weaker spot tanker market; and

•	a decrease of $3.4 million due to the drydocking of the FSO unit the Dampier Spirit during the first half of 2007.

Vessel operating expenses. Vessel operating expenses increased 40.3% to $127.4 million for 2007, from $90.8 million for 2006, primarily due to:

•	an increase of $17.5 million from the Consolidation of 50%-owned Subsidiaries;

•	an increase of $14.0 million in salaries for crew and officers primarily due to general wage escalations from the renegotiation of seafarer contracts, change in crew composition, a change in the crew rotation system and the weakening U.S. Dollar;

•	an increase of $6.0 million relating to the transfer of the Navion Saga to the shuttle tanker and FSO segment;

•	an increase of $3.4 million relating to an increase in services, non-recurring repairs and maintenance; and

•	an increase of $0.2 million relating to the unrealized change in fair value of our foreign currency forward contracts;

partially offset by

•	a decrease of $2.1 million relating to the Shuttle Tanker Dispositions.

Time-charter hire expense. Time-charter hire expense decreased 5.5% to $161.0 million for 2007, from $170.3 million for 2006, primarily due to a decrease in the number of chartered-in vessels.

Depreciation and amortization. Depreciation and amortization expense increased 25.7% to $104.9 million for 2007, from $83.5 million for 2006, primarily due to:

•	an increase of $13.7 million from the Consolidation of 50%-owned Subsidiaries;

•	an increase of $6.6 million from the transfer of the Navion Saga to the shuttle tanker and FSO; and

•	an increase of $3.8 million due to the Shuttle Tanker Deliveries;

partially offset by

•	a decrease of $4.0 million relating to the Shuttle Tanker Dispositions.

Gain on sale of vessels and equipment—Net of write-downs. Gain on sale of vessels for 2007 was a net gain of $16.5 million, which was primarily comprised of:

•	a gain of $11.6 million from the sale of a 1987-built shuttle tanker and certain equipment during May 2007; and

•	a gain of $4.9 million from the sale of a 50% interest in a 2007-built shuttle tanker during September 2007.

FPSO segment

The following table presents our FPSO segment’s operating results and also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our offshore segment for the years ended December 31, 2007 and 2006:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	Change

Revenues	350,279	95,455	267.0
Vessel operating expenses	156,264	36,158	332.2
Depreciation and amortization	68,047	22,360	204.3
General and administrative expenses(1)	36,927	10,549	250.1

Income from vessel operations	89,041	26,388	237.4
Calendar-ship-days:
Owned vessels	1,825	460	296.7

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources).

The average fleet size of our FPSO segment increased during 2007 compared to 2006. This was primarily the result of the acquisition during the third quarter of 2006 of Teekay Petrojarl.

Revenues. Revenues increased 267.0% to $350.3 million for 2007, from $95.5 million for 2006, primarily due to a net increase of $245.8 million relating to the Teekay Petrojarl acquisition, which includes the effect of amortization of contract values as described below;

As part of our acquisition of Teekay Petrojarl, we assumed certain FPSO service contracts which have terms that are less favorable than then-prevailing market terms. This contract value liability, which was recognized on the date of acquisition, is being amortized to revenue over the remaining firm period of the current FPSO contracts on a weighted basis based on the projected revenue to be earned under the contracts. The amount of amortization relating to these contracts included in revenue for 2007 and 2006 was $66.6 million and $22.4 million, respectively.

Vessel operating expenses. Vessel operating expenses increased 332.2% to $156.3 million for 2007, from $36.2 million for 2006, primarily due to:

•	an increase of $125.3 million from the Teekay Petrojarl acquisition;

partially offset by

•	a decrease of $4.0 million relating to the unrealized change in fair value of our foreign currency forward contracts.

Depreciation and amortization. Depreciation and amortization expense increased 204.3% to $68.0 million for 2007, from $22.4 million for 2006, primarily due to an increase of $45.1 million from the Teekay Petrojarl acquisition.

Liquefied gas segment

The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2007 and 2006. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our liquefied gas segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	Change

Revenues	166,981	104,489	59.8
Voyage expenses	109	975	(88.8)

Net revenues	166,872	103,514	61.2
Vessel operating expenses	30,239	18,912	59.9
Depreciation and amortization	46,018	33,160	38.8
General and administrative expenses(1)	20,251	15,531	32.1

Income from vessel operations	70,094	35,911	95.2
Calendar-ship-days:
Owned vessels and vessels under capital lease	2,899	1,887	53.6

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the liquefied gas segment based on estimated use of corporate resources).

The increase in the average fleet size of our liquefied gas segment was primarily due to:

•	the delivery of the three RasGas II LNG Carriers between October 2006 and February 2007, and

•	our December 2007 acquisition of the two Kenai LNG Carriers.

On March 29, 2007, the Madrid Spirit sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The vessel was offhire for three days during the first quarter of 2007 and 76 days during the second quarter of 2007. As a result, we incurred a reduction to income from vessel operations of $6.6 million in the second quarter of 2007, consisting of $5.8 million from loss of hire and $0.8 million from uninsured repair costs. The Madrid Spirit resumed normal operations in early July 2007.

Net revenues. Net revenues increased 61.2% to $166.9 million for 2007, from $103.5 million for 2006, primarily due to:

•	an increase of $59.8 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $6.8 million due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during 2007 compared to 2006;

•	a relative increase of $2.4 million due to the Catalunya Spirit being off-hire for 35.5 days during 2006 to complete repairs and for a scheduled drydock; and

•	an increase of $2.0 million from the delivery of the Kenai LNG Carriers;

partially offset by

•	a decrease of $5.8 million due to the Madrid Spirit being off-hire, as discussed above; and

•	a decrease of $2.0 million relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers during July 2007.

Vessel operating expenses. Vessel operating expenses increased 59.9% to $30.2 million for 2007, from $18.9 million for 2006, primarily due to:

•	an increase of $8.9 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $1.4 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $0.8 million for repair costs for the Madrid Spirit incurred during the second quarter of 2007 in excess of insurance recoveries;

partially offset by

•	a relative decrease of $1.0 million relating to repair costs for the Catalunya Spirit incurred during the second quarter of 2006 in excess of insurance recoveries.

Depreciation and amortization. Depreciation and amortization increased 38.8% to $46.0 million in 2007, from $33.2 million in 2006, primarily due to:

•	an increase of $11.7 million from the delivery of the RasGas II LNG Carriers;

•	an increase of $0.7 million relating to the amortization of drydock expenditures incurred during 2007; and

•	an increase of $0.5 million from the delivery of the Kenai LNG Carriers.

Fixed-rate tanker segment

The following table presents our fixed-rate tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2007 and 2006. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	Change

Revenues	195,942	181,605	7.9
Voyage expenses	2,707	1,999	35.4

Net revenues	193,235	179,606	7.6
Vessel operating expenses	51,458	44,083	16.7
Time-charter hire expense	25,812	16,869	53.0
Depreciation and amortization	36,018	32,741	10.0
General and administrative expenses(1)	18,221	15,843	15.0

Income from vessel operations	61,726	70,070	(11.9)
Calendar-ship-days:
Owned vessels	5,390	5,475	(1.6)
Chartered-in vessels	1,312	728	80.2

Total	6,702	6,203	8.0

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the fixed-rate tanker segment based on estimated use of corporate resources).

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased by 8% in 2007 compared to 2006. This increase was primarily the result of:

•	the acquisition of two Suezmax tankers as part of the OMI Acquisition on August 1, 2007; and

•	the transfer of two in-chartered Aframax tankers from the spot tanker segment in July 2007 and October 2007, respectively, upon commencement of three-year time-charters (or the 2007 Aframax Transfers).

In addition, during July 2007 we sold and leased back an older Aframax tanker. This had the effect of decreasing the number of calendar ship days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Net revenues. Net revenues increased 7.6% to $193.2 million for 2007, from $179.6 million for 2006, primarily due to:

•	an increase of $9.3 million from the OMI Acquisition;

•	an increase of $8.1 million from the 2007 Aframax Transfers;

•	an increase of $1.4 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time-charter contracts for five

Suezmax tankers. (However, under the terms of our capital leases for these tankers we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

•	a relative increase of $0.3 million because one of our Suezmax tankers was off-hire for 15.8 days for a scheduled drydocking during 2006;

partially offset by

•	a decrease of $5.5 million from reduced revenues earned by the Teide Spirit and the Toledo Spirit (the time-charters for both these vessels provide for additional revenues to us beyond the fixed hire rate when spot tanker market rates exceed threshold amounts; the time-charter for the Toledo Spirit also provides for a reduction in revenues to us when spot tanker market rates are below threshold amounts).

Vessel operating expenses. Vessel operating expenses increased 16.7% to $51.5 million for 2007, from $44.1 million for 2006, primarily due to:

•	an increase of $4.1 million relating to higher crew manning and repairs, maintenance and consumables;

•	an increase of $1.6 million due to the effect on our Euro-denominated vessel operating expenses (primarily crewing costs for five of our Suezmax tankers) from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year. A majority of our vessel operating expenses on five of our Suezmax tankers are denominated in Euros, which is primarily a function of the nationality of our crew (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	an increase of $1.1 million from the OMI Acquisition.

Time-charter hire expense. Time-charter hire expense increased 53.0% to $25.8 million for 2007, compared to $16.9 million for 2006, primarily due to:

•	an increase of $4.7 million from the 2007 Aframax Transfers;

•	an increase of $4.1 million from the OMI Acquisition; and

•	an increase of $1.2 million due to the sale and lease-back of an Aframax tanker in July 2007.

Depreciation and amortization. Depreciation and amortization expense increased 10.0% to $36.0 million for 2007, from $32.7 million for 2006, primarily due to:

•	an increase of $3.4 million from the OMI Acquisition; and

•	an increase of $1.2 million from an increase in amortization of drydocking costs;

partially offset by

•	a decrease of $1.1 million due to the sale and lease-back of an Aframax tanker in July 2007.

Spot tanker segment

The following table presents our spot tanker segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure for the years ended December 31, 2007 and 2006 . The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our spot tanker segment:

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2007	2006	Change

Revenues	1,040,258	1,059,796	(1.8)
Voyage expenses	406,921	430,341	(5.4)

Net revenues	633,337	629,455	0.6
Vessel operating expenses	81,813	58,088	40.8
Time-charter hire expense	279,676	214,991	30.1
Depreciation and amortization	74,094	52,203	41.9
General and administrative expenses(1)	95,962	93,357	2.8
Gain on sale of vessels	–	(2,039)	(100.0)
Restructuring charge	–	8,929	(100.0)

Income from vessel operations	101,792	203,926	(50.1)
Calendar-ship-days:
Owned vessels	11,764	9,541	23.3
Chartered-in vessels	12,730	11,190	13.8

Total	24,494	20,731	18.2

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the spot tanker segment based on estimated use of corporate resources).

The average fleet size of our spot tanker fleet increased 18.2% from 20,731 calendar days in 2006 to 24,494 calendar days in 2007, primarily due to:

•	the delivery of four new large product tankers between November 2006 and May 2007 (or the Spot Tanker Deliveries);

•	the acquisition of twelve vessels from OMI Corporation on August 1, 2007 as part of the OMI Acquisition; and

•	a net increase in the number of chartered-in vessels, primarily Suezmax and product tankers;

partially offset by

•	the transfer of the Navion Saga to the shuttle tanker and FSO segment in connection with the completion of its conversion to an FSO unit in May 2007.

In addition, during April 2007 we sold and leased back two older Aframax tankers and during July 2007 we sold and leased back one Aframax tanker. This had the effect of decreasing the number of calendar days for our owned vessels and increasing the number of calendar ship days for our chartered-in vessels.

Net revenues. Net revenues increased 0.6% to $633.3 million for 2007, from $629.5 million for 2006, primarily due to:

•	an increase of $71.0 million relating to the OMI Acquisition;

•	an increase of $31.9 million relating to the Spot Tanker Deliveries;

•	an increase of $11.6 million from the effect of STCs and FFAs; and

•	an increase of $4.5 million from a net increase in the number of chartered-in vessels (excluding the effect of the sale and lease-back of two older Aframax tankers during April 2007 and the Aframax tanker during July 2007);

partially offset by

•	a decrease of $100.4 million from a 15.1% decrease in our average TCE rate during 2007;

•	a decrease of $6.5 million from the transfer of the Navion Saga to the offshore segment in May 2007; and

•	a decrease of $5.7 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance.

Vessel operating expenses. Vessel operating expenses increased 40.8% to $81.8 million for 2007, from $58.1 million for 2006, primarily due to:

•	an increase of $12.7 million from the OMI Acquisition;

•	an increase of $7.7 million from the Spot Tanker Deliveries; and

•	an increase of $3.3 million relating to higher crew manning costs.

Time-charter hire expense. Time-charter hire expense increased 30.1% to $279.7 million for 2007, from $215.0 million for 2006, primarily due to:

•	an increase of $32.3 million from a net increase in the average TCE rate of our chartered-in fleet;

•	an increase of $22.3 million from the OMI Acquisition;

•	an increase of $7.5 million due to the sale and lease-back of the Aframax tankers during April and July 2007; and

•	an increase of $4.1 million from an increase in the number of chartered-in tankers (excluding OMI vessels).

Depreciation and amortization. Depreciation and amortization expense increased 41.9% to $74.1 million for 2007, from $52.2 million for 2006, primarily due to:

•	an increase of $21.4 million from the OMI Acquisition; and

•	an increase of $6.1 million from the Spot Tanker Deliveries;

partially offset by

•	a decrease of $5.5 million from the sale and lease-back of the Aframax tankers during April and July 2007; and

•	a decrease of $1.7 million from the transfer of the Navion Saga to the shuttle tanker and FSO segment.

Tanker market and TCE rates

The following table outlines the TCE rates earned by the vessels in our spot tanker segment for 2007 and 2006 and includes the realized results of STCs and FFAs, which we enter into at times as hedges against a portion of our exposure to spot tanker market rates or for speculative purposes.

	Year ended
	December 31, 2007			December 31, 2006
	Net			Net
	revenues	Revenue	TCE	revenues	Revenue	TCE
Vessel type	($000’s)	days	rate $	($000’s)	days	rate $

Spot fleet(1)
Suezmax tankers(2)	52,697	1,496	35,225	56,981	1,639	34,766
Aframax tankers(2)	342,989	11,681	29,363	398,522	10,946	36,408
Large/medium product tankers(2)	98,194	3,746	26,213	96,782	3,488	27,747
Small product tankers(2)	51,811	3,596	14,408	58,530	3,782	15,476
Time-charter fleet(1)
Suezmax tankers(2)	47,584	1,666	28,562	–	–	–
Aframax tankers(2)	5,734	183	31,334	19,134	729	26,247
Large/medium product tankers(2)	42,482	1,638	25,935	–	–	–
Other(3)	(8,154)	–	–	(494)	–	–

Totals	633,337	24,006	26,382	629,455	20,584	30,580

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than 1 year and gains and losses from forward freight agreements (FFAs) less than 1 year; and time-charter fleet includes short-term time-charters and fixed-rate contracts of affreightment of between 1-3 years and gains and losses from STCs and FFAs of between 1-3 years.

(2)	Includes realized gains and losses from STCs and FFAs.

(3)	Includes broker commissions, the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, unrealized gains and losses from STCs and FFAs, the amortization of in-process revenue contracts and cost of fuel while offhire.

Net revenues. Net revenues increased 0.6% to $633.3 million for 2007, from $629.5 million for 2006, primarily due to:

•	an increase of $71.0 million relating to the OMI Acquisition;

•	an increase of $31.9 million relating to the Spot Tanker Deliveries;

•	an increase of $11.6 million from the effect of STCs and FFAs; and

•	an increase of $4.5 million from a net increase in the number of chartered-in vessels (excluding the effect of the sale and lease-back of two older Aframax tankers during April 2007 and the Aframax tanker during July 2007) compared to 2006;

partially offset by

•	a decrease of $100.4 million from a 15.1% decrease in our average TCE rate during 2007 compared to 2006;

•	a decrease of $6.5 million from the transfer of the Navion Saga to the offshore segment in May 2007; and

•	a decrease of $5.7 million from an increase in the number of days our vessels were off-hire due to regularly scheduled maintenance.

Vessel operating expenses. Vessel operating expenses increased 40.8% to $81.8 million for 2007, from $58.1 million for 2006, primarily due to:

•	an increase of $12.7 million from the OMI Acquisition;

•	an increase of $7.7 million from the Spot Tanker Deliveries; and

•	an increase of $3.3 million relating to higher crew manning costs.

Time-charter hire expense. Time-charter hire expense increased 30.1% to $279.7 million for 2007, from $215.0 million for 2006, primarily due to:

•	an increase of $32.3 million from a net increase in the average TCE rate of our chartered-in fleet;

•	an increase of $22.3 million from the OMI Acquisition;

•	an increase of $7.5 million due to the sale and lease-back of the Aframax tankers during April and July 2007; and

•	an increase of $4.1 million from an increase in the number of chartered-in tankers (excluding OMI vessels) compared to 2006.

Depreciation and amortization. Depreciation and amortization expense increased 41.9% to $74.1 million for 2007, from $52.2 million for 2006, primarily due to:

•	an increase of $21.4 million from the OMI Acquisition; and

•	an increase of $6.1 million from the Spot Tanker Deliveries;

partially offset by

•	a decrease of $5.5 million from the sale and lease-back of the Aframax tankers during April and July 2007; and

•	a decrease of $1.7 million from the transfer of the Navion Saga to the offshore segment.

Other operating results

The following table compares our other operating results for 2007 and 2006.

	Year ended
	December 31,		%
(in thousands of U.S. dollars, except percentages)	2007	2006	Change

General and administrative expenses	(231,865)	(181,500)	27.7
Interest expense	(422,433)	(100,089)	322.1
Interest income	110,201	31,714	247.5
Foreign exchange loss	(39,912)	(50,416)	(20.8)
Equity (loss) income from joint ventures	(12,404)	6,099	(303.4)
Income tax recovery (expense)	3,192	(8,811)	(136.2)
Non-controlling interest expense	(8,903)	(6,759)	31.7
Other—net	23,677	3,566	564.0

General and administrative expenses. General and administrative expenses increased 27.7% to $231.9 million for 2007, from $181.5 million for 2006, primarily due to:

•	an increase of $26.0 million from our acquisition of Teekay Petrojarl in October 2006;

•	an increase of $20.7 million from an increase in shore-based compensation and other personnel expenses, primarily due to weakening of the U.S. Dollar compared to other major currencies and increases in headcount and compensation levels;

•	an increase of $6.7 million from an increase in corporate-related expenses, including costs associated with Teekay Tankers and Teekay Offshore becoming public entities in December 2007 and 2006, respectively;

•	an increase of $5.8 million from higher travel costs, due to the integration of OMI and Teekay Petrojarl, and an increase in costs due to the weakening of the U.S. Dollar compared to other major currencies, and

•	an increase of $4.3 million from an increase in crew training expenses, due to integration of new seafarers and LNG training initiatives;

partially offset by

•	a decrease of $5.6 million relating to the unrealized change in fair value of our non-designated foreign currency forward contracts;

•	a relative decrease of $6.7 million during 2007 relating to the costs associated with our equity-based compensation and long-term incentive program for management; and

•	a relative decrease of $2.1 million during 2007 from severance costs recorded in 2006.

Interest expense. Interest expense increased 322.1% to $422.4 million for 2007, from $100.1 million for 2006, primarily due to:

•	an increase of $205.3 million relating to the unrealized change in fair value of our non-designated interest rate swaps;

•	an increase of $36.5 million resulting from interest incurred from financing our acquisition of Teekay Petrojarl and interest incurred on debt we assumed from Teekay Petrojarl;

•	an increase of $33.3 million relating to the increase in capital lease obligations and term loans in connection with the delivery of the RasGas II LNG Carriers;

•	an increase of $31.6 million relating to the increase in debt used to finance our acquisition of 50% of OMI Corporation;

•	an increase of $26.7 million relating to additional debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture); and

•	an increase of $11.3 million relating to the Consolidation of 50%-owned Subsidiaries;

partially offset by

•	a decrease of $6.2 million from scheduled capital lease repayments on two of our LNG carriers.

We have not applied hedge accounting to our interest rate swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest expense in our consolidated statements of income.

Interest income. Interest income increased 247.5% to $110.2 million for 2007, compared to $31.7 million for 2006, primarily due to:

•	an increase of $36.7 million relating to the unrealized change in fair value of our non-designated interest rate swaps;

•	an increase of $26.8 million relating to interest-bearing loans made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	an increase of $11.1 million resulting from $1.1 billion of interest-bearing loans we made to Omaha Inc., a 50% joint venture between us and TORM, which were used, together with comparable loans made by TORM, to acquire 100% of the outstanding shares of OMI Corporation in June 2007;

•	an increase of $6.9 million relating to additional restricted cash deposits that will be used to pay for lease payments on the three RasGas II LNG Carriers; and

•	an increase of $2.7 million from the interest we earned on cash we assumed as part of the Teekay Petrojarl acquisition;

partially offset by

•	a decrease of $7.3 million resulting from scheduled capital lease repayments on two of our LNG carriers that were funded from restricted cash deposits.

We have not applied hedge accounting to our interest swaps and as such, the unrealized changes in fair value of the swaps are reflected in interest income in our consolidated statements of income.

Foreign exchange loss. Foreign exchange loss decreased 20.8% to $39.9 million for 2007, compared to $50.4 million for 2006. The changes in our foreign exchange losses are primarily attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Non-controlling interest expense. Non-controlling interest expense increased to $8.9 million for 2007, compared to $6.8 million for 2006, primarily due to:

•	an increase of $2.7 million resulting from the Consolidation of 50%-owned Subsidiaries; and

•	an increase of $1.2 million from the initial public offering of Teekay Tankers in December 2007;

partially offset by

•	a decrease of $3.5 million from a minority owner’s share of a gain on the disposal of a vessel in July 2006.

Equity (loss) income from joint ventures. Equity loss of $12.4 million for 2007 was primarily comprised of equity losses from the joint ventures with SkaugenPetroTrans and with OMI.

Income tax recovery (expense). Income tax recovery was $3.2 million for 2007 compared to an income tax expense of $8.8 million for 2006. The $12.0 million increase to income tax recoveries was primarily due to deferred income tax recoveries resulting from the financial restructuring of our Norwegian shuttle tanker operations during 2006, partially offset by an increase in deferred income tax expense relating to unrealized foreign exchange translation gains.

Other (loss) income (net). Other income of $23.7 million for 2007 was primarily comprised of leasing income of $11.0 million from our volatile organic compound emissions equipment, gain on sale of marketable securities of $9.6 million and gain on sale of subsidiary of $6.9 million, offset by loss on bond redemption of $0.9 million.

Other income of $3.6 million for 2006 was primarily comprised of leasing income of $11.4 million from our volatile organic compound emissions equipment and gain on sale of marketable securities of $1.4 million, partially offset by loss on expiry of options to construct LNG carriers of $6.1 million, write-off of capitalized loan costs of $2.8 million, and loss on bond redemption of $0.4 million.

Net (loss) income. As a result of the foregoing factors, net income decreased to $63.5 million for 2007, from $302.8 million for 2006.

Liquidity and capital resources

Liquidity and cash needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations and our undrawn credit facilities. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, the scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2009, our total cash and cash equivalents was $495.4 million, compared to $814.2 million as at December 31, 2008. Our total liquidity, including cash and undrawn credit facilities, was $1.8 billion and $1.9 billion as at September 30, 2009, and December 31, 2008, respectively. Please read “Description of other indebtedness” elsewhere in this prospectus.

As at September 30, 2009, we had $350.2 million of scheduled debt repayments and $44.7 million of capital lease obligations coming due within the following twelve months. The cash flow generated during the 12 months ended September 30, 2009 under fixed-rate contracts with an initial term of at least one year would have been sufficient to pay the aggregate scheduled amortization (excluding balloon payments) and estimated interest payments on our total debt for 2010. We believe that our working capital is sufficient for our present short-term liquidity requirements.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of debt and equity securities and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Pre-arranged debt facilities are in place for substantially all of our remaining capital commitments relating to our portion of newbuildings currently on order. Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2009, our revolving credit facilities provided for borrowings of up to $3.3 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities decreased by $74.0 million during the fourth quarter of 2009 and decreases by $173.0 million (2010), $205.8 million (2011), $313.8 million (2012), $596.3 million (2013) and $1.9 billion (thereafter). Although we have significant cash flow to support our debt obligations, we generally plan to refinance our credit facilities in advance of their maturities. Our revolving credit facilities are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related security, and are guaranteed by Teekay or our subsidiaries.

Our unsecured 8.875% Senior Notes are due July 15, 2011. We have commenced a tender offer to repurchase these notes and intend to fund the repurchase with a portion of the net proceeds of this offering. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of our term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 32 of our vessels, together with other related security, and are generally guaranteed by Teekay or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and prepayment privileges, in some cases with penalties. Certain of our loan agreements require the maintenance of vessel market value-to-loan rations and that we maintain a minimum level of free cash. This amount currently is $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines (with at least six months to maturity) of at least 7.5% of total debt. As at September 30, 2009, this amount was $233.4 million. We currently are in compliance with all loan covenants.

For additional information about our credit facilities, including new credit facilities of Teekay LNG and Teekay Offshore in October and November 2009 respectively, please read “Description of other indebtedness.”

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros and Norwegian Kroner.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We use forward foreign currency contracts and interest rate swaps to manage currency and interest rate risks. We do not use these financial instruments for trading or speculative purposes. Please read ‘‘—Quantitative and qualitative disclosures about market risk.”

Cash flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine months ended
	September 30,		Year ended December 31,
(in thousands of U.S. dollars)	2009	2008	2008	2007	2006

Net operating cash flows	298,300	317,315	431,847	255,018	520,785
Net financing cash flows	(400,743)	945,798	767,878	2,114,199	299,256
Net investing cash flows	(216,320)	(830,173)	(828,233)	(2,270,458)	(713,111)

Operating cash flows

The decrease in net cash flow from operating activities for the nine months ended September 30, 2009 compared with the same period in 2008 was primarily due to a decrease in net revenues and increases in expenditures for drydocking, partially offset by an increase in changes to non-cash working capital items. The increase in net operating cash flow for the year ended December 31, 2008 compared with 2007 mainly reflects an increase in net operating cash flows generated by our spot tanker and liquefied gas segments, partially offset by a decrease in net operating cash flows generated by our offshore segment, which was primarily the result of an increase in crew manning costs and vessel repair costs, and an increase in distributions to minority owners. The decrease in net operating cash flow for 2007 compared with 2006 mainly reflects a decrease in net operating cash flows generated by our spot tanker segment, which was primarily the result of a decrease in the average TCE rate earned an increase in expenditures for drydockings and an increase in non-cash working capital.

Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates and fluctuations in working capital balances, tanker utilization and spot market hire rates. The number of vessel may vary each year.

Financing cash flows

Proceeds from long-term debt

During the nine months ended September 30, 2009, our net proceeds from long-term debt net of debt issuance costs were $758.9 million. Our repayments of long-term debt were $1.2 billion during the same period. The net proceeds from long-term debt were to finance our expenditures for vessels and equipment, which are explained in more detail below. During 2008 our proceeds from long-term debt, net of prepayments, were $565.4 million. We used a majority of these funds to finance our expenditures for vessels and equipment, which are explained in more detail below. During 2007, our proceeds from long-term debt, net of prepayments, were $2.2 billion. We used a majority of these funds to finance our acquisition of 50% of OMI Corporation and our expenditures for vessels and equipment.

Equity issuances

During March 2009, our subsidiary Teekay LNG issued an additional 4.0 million common units in a public offering for net proceeds of $67.1 million (excluding the general partner’s capital contribution). During June 2009, our subsidiary Teekay Tankers issued an additional 7.0 million shares of Class A Common Stock in a public offering for net proceeds of $65.6 million. During August 2009, our subsidiary Teekay Offshore issued an additional 7.475 million common units in a public offering for net proceeds of $102.1 million (excluding the general partner’s proportionate capital contribution). During November 2009, our subsidiary Teekay LNG completed a public offering of 3.95 million common units for net proceeds of $91.9 million (excluding the general partner’s capital contribution). Each of these entities used the net offering proceeds to repay outstanding debt under their respective revolving credit facilities.

During April 2008, Teekay LNG issued 5.4 million common units in a public offering for net proceeds of $148.3 million, and during June 2008, our subsidiary Teekay Offshore, issued an additional 7.4 million common units in a public offering for net proceeds of $141.5 million, in each case excluding common units and proceeds from concurrent private placements to Teekay and also excluding the respective general partner’s proportionate capital contribution. Teekay LNG used the net proceeds to repay outstanding debt under two of its revolving credit facilities that had been used to fund vessel acquisitions, and Teekay Offshore used the net proceeds to fund the acquisition of an additional 25% interest in OPCO from Teekay and to repay a portion of advances from OPCO.

During May 2007, our subsidiary Teekay LNG issued 2.3 million common units in a public offering for net proceeds of $84.2 million (excluding the general partner’s capital contribution), which it used to prepay certain of its revolving credit facilities prior to its acquiring certain LNG projects from Teekay.

During December 2007, our subsidiary Teekay Tankers completed its initial public offering of 11.5 million shares of its Class A common stock for net proceeds of $208.2 million, which it used to prepay debt.

Share repurchases and cash distributions

During March 2008, we repurchased 0.5 million shares of our common stock for $20.5 million, or an average cost of $41.09 per share, pursuant to previously announced share repurchase programs. During 2007, we repurchased 1.5 million shares for $80.4 million, or an average cost of $53.22 per share, pursuant to previously announced share repurchase programs.

Distributions from subsidiaries to non-controlling interests during the nine months ended September 30, 2009, the year ended December 31, 2008 and 2007, were $83.6 million, $91.8 million and $49.4 million, respectively.

Dividends paid by Teekay during the nine months ended September 30, 2009 were $68.8 million, or $0.94875 per share. Dividends paid during 2008, 2007 and 2006 were $82.9 million, or $1.14125 per share, $72.5 million, or $0.9875 per share, and $63.1 million, or $0.86 per share, respectively. We have paid a quarterly dividend since 1995. Through multiple increases we have increased our quarterly dividend per share in 2003 to $0.31625 per share in the third quarter of 2008, which remains the current dividend amount. Subject to financial results and declaration by our board of directors, we currently intend to continue to declare and pay a regular quarterly dividend in such amount per share on our common stock.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, restrictions in financing agreements and other factors deemed relevant by our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends on the common stock depends on the earnings and cash flow of our subsidiaries.

Investing cash flows

During the nine months ended September 30, 2009, we:

•	incurred capital expenditures for vessels and equipment of $431.6 million, primarily for acquisition of one product tanker and shipyard construction installment payments on our newbuilding Suezmax tankers, shuttle tankers, LNG carriers and LPG carriers;

•	received proceeds of $166.1 million from the sale of three product tankers; and

•	received proceeds of $32.7 million from the sale of an Aframax tanker through a sale-leaseback agreement.

In November 2009, Teekay LNG acquired an LNG newbuilding from I.M. Skaugen ASA for approximately $33 million.

During 2008, we:

•	incurred capital expenditures for vessels and equipment of $620.1 million, primarily for shipyard construction installment payments on our newbuilding Suezmax tankers, Aframax tankers, shuttle tankers and LNG carriers and for costs to convert a conventional tanker to an FPSO unit;

•	acquired an additional 35.3% interest in Teekay Petrojarl for a total cost of $304.9 million;

•	loaned $211.5 million to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	acquired two Aframax tankers for a total cost of approximately $72.5 million as part of the multi-vessel transaction with ConocoPhillips;

•	acquired a shuttle tanker for a total cost of $41.7 million;

•	sold our 50% interest in Swift Tankers Management AS, which included our intermediate vessel positions within the Swift Tanker pool for proceeds of $44.4 million; and

•	received proceeds of $331.6 million from the sale of three Handysize product tankers, one Aframax product tanker, one medium-range product tanker and one Suezmax tanker.

During 2007, we:

•	acquired 50% of OMI Corporation for a total cost of approximately $1.1 billion;

•	incurred capital expenditures for vessels and equipment of $680.7 million, primarily for shipyard construction installment payments on our Suezmax tankers, Aframax tankers and shuttle tankers and for costs to convert two of our conventional tankers to shuttle tankers and one conventional tanker to an FPSO unit;

•	acquired the two Kenai LNG Carriers for a total cost of approximately $229.6 million from a joint venture between Marathon Oil Corporation and ConocoPhillips;

•	loaned $461.3 million to the RasGas 3 Joint Venture for shipyard construction installment payments; and

•	received proceeds of $214.8 million from the sale of six vessels.

Commitments and contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2009:

		Remainder	2010 and	2012 and	Beyond
(in millions of U.S. Dollars)	Total	of 2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt(1)(2)	4,094.0	32.9	831.4	518.4	2,711.3
Chartered-in vessels (operating leases)	696.6	78.8	423.7	146.9	47.2
Commitments under capital leases(3)	227.6	6.0	221.6	–	–
Commitments under capital leases(4)	1,055.1	6.0	48.0	48.0	953.1
Commitments under operating leases(5)	489.0	6.3	50.1	50.1	382.5
Newbuilding installments(6)	510.3	42.5	467.8	–	–
Asset retirement obligation	22.0	–	–	–	22.0

Total U.S. Dollar-denominated obligations	7,094.6	172.5	2,042.6	763.4	4,116.1

Euro-Denominated Obligations:(7)
Long-term debt(8)	424.8	3.2	245.8	15.4	160.4
Commitments under capital leases(3)(9)	171.8	37.5	134.3	–	–

Total Euro-denominated obligations	596.6	40.7	380.1	15.4	160.4

Total(2)	7,691.2	213.2	2,422.7	778.8	4,276.5

(1)	Excludes expected interest payments of $20.8 million (balance of 2009), $147.7 million (2010 and 2011), $95.0 million (2012 and 2013) and $125.6 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus margins that ranged up to 3.25% at September 30, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)	Giving effect to this offering and the application of the estimated net proceeds as if this offering had occurred on September 30, 2009 and assuming all of our outstanding 8.875% Senior Notes are purchased in the Tender Offer, our (a) U.S.

Dollar-denominated long-term debt scheduled for repayment during (i) 2010 and 2011 and (ii) beyond 2013 would have been $1.7 billion and $4.5 billion, respectively, and (b) total debt scheduled for payment during such period would have been $2.1 billion and $4.6 billion, respectively. Please read “Use of proceeds.”

(3)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits.

(4)	Existing restricted cash deposits of $480.4 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(5)	We have corresponding leases whereby we are the lessor and expect to receive $455 million for these leases from the remainder of 2009 to 2029.

(6)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers, one Suezmax tanker, and four LPG carriers.

(7)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2009.

(8)	Excludes expected interest payments of $2.0 million (balance of 2009), $10.1 million (2010 and 2011), $4.9 million (2012 and 2013) and $15.3 million (beyond 2013). Expected interest payments are based on EURIBOR at September 30, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(9)	Existing restricted cash deposits of $159.1 million, together with the interest earned on the deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

We also have a 33% interest in a consortium that has entered into agreements for the construction of four LNG carriers. As at September 30, 2009, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $906.0 million, of which our share was $299.0 million. Please read Note 11(b) to our consolidated financial statements.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed below are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements.

Revenue recognition

Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time-charters daily over the term of the charter as the applicable vessel operates under the charter. Revenues from FPSO service contracts are recognized as service is performed. In all cases we do not recognize revenues during days that a vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. Our revenues could be overstated or understated for any given period to the extent actual results are not consistent with our estimates in applying the percentage of completion method.

Vessel lives and impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over each vessel’s estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, and product tankers, 25 to 30 years for FPSO units and 35 years for LNG and LPG carriers, commencing the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. With the exception of the Foinaven FPSO unit, we are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

We have been advised that the Foinaven FPSO unit is now expected to remain on station at the Foinaven field beyond 2010. A portion of the revenue we receive under the related FPSO contract is based on the amount of oil processed by this unit. Making such long-range estimates of oil field production requires significant judgment, and we rely on the information provided by the operator of the field and other sources for this information. The Foinaven contract provides for an adjustment to the amount paid to us in connection with the Foinaven FPSO unit, and we have requested an adjustment of the amounts payable to us under the terms of that provision. Our cash flow projections relating to this FPSO unit are based on our assessment of the likely outcome of discussions with the other party to the contract about these adjustments. While we anticipate certain increases to the rates we will receive under this contract, should there be a negative outcome to these discussions, we would likely need to complete an additional impairment test on the vessel. This could result in our having to write-down some of the carrying value of the vessel, which could be significant in amount.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We include in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. We expense costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on our FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent drydocking.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG and LPG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Goodwill and intangible assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time-charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite-lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

As of September 30, 2009, we had three reporting units with goodwill attributable to them. During the third quarter of 2009, we determined there were indicators of impairment present within our shuttle tanker reporting unit. Consequently, an interim goodwill impairment test was conducted on this reporting unit. This interim goodwill impairment test determined that the fair value of the reporting unit exceeded its carrying value by approximately 75%. As of September 30, 2009, the carrying value of goodwill for this reporting unit was $130.9 million. Key assumptions that impact the fair value of the reporting unit include our ability to do the following: maintain or improve the utilization of our vessels; redeploy existing vessels on the expiry of their current charters; control or reduce operating expenses, pass on operating cost increases to our customers in the form of higher charter rates; and continue to grow the business. Other key assumptions include the operating life of our vessels, our cost of capital, the volume of production from certain offshore oil fields, and the fair value of our credit facilities. If actual future results are less favorable than expected results, in one or more of these key assumptions, a goodwill impairment may occur.

We currently do not believe that there is a reasonable possibility that the goodwill attributable to our remaining two reporting units might be impaired during 2010.

However, certain factors that impact our goodwill impairment tests are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control.

Valuation of derivative financial instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage foreign currency fluctuation, interest rate, bunker fuel price and spot tanker market rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings. Changes in fair value of derivative financial instruments that are designated as cash flow hedges for accounting purposes are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Judgments and Uncertainties. The fair value of our derivative financial instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates, foreign exchange rates, bunker fuel prices and spot tanker market rates. Inputs used to determine the fair value of our derivative instruments are observable either directly or indirectly in active markets.

Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings or comprehensive income.

Recent accounting pronouncements

In June 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 168, The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. SFAS No. 168 identifies the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, SFAS No. 168 will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the SFAS No. 168 will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We are currently assessing the potential impact, if any, of this statement on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (or SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. We are currently assessing the potential impact, if any, of this statement on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In April 2009, the FASB issued SFAS 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on our consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on our consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on our consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on our consolidated results of operations and financial condition.

In October 2008, the FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 160 on our consolidated results of operations and financial condition.

Accounting pronouncements not yet adopted

In August 2009, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment became effective for us on October 1, 2009. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for us on January 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk from foreign currency fluctuations and changes in interest rates. We use foreign currency forward contracts and interest rate swaps, to manage currency and interest rate risks but do not use these financial instruments for trading or speculative purposes.

Foreign currency fluctuation risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Singapore Dollar, Canadian Dollar, Australian Dollar, British Pound, Euro and Norwegian Kroner.

We reduce our exposure to this risk by entering into foreign currency forward contracts. In most cases we hedge a substantial majority of our net foreign currency exposure for the following 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2009, we had the following foreign currency forward contracts:

	Expected maturity date
	Remainder				Total
	of 2009	2010	2011	Total	fair value(1)
	contract	contract	contract	contract	asset
	amount(1)	amount(1)	amount(1)	amount(1)	(liability)

Norwegian Kroner:	$46.8	$139.5	$9.6	$195.9	$9.7
Average contractual exchange rate(2)	5.78	6.21	6.20	6.11
Euro:	$16.9	$36.8	$2.3	$56.0	$0.5
Average contractual exchange rate(2)	0.66	0.70	0.73	0.69
Canadian Dollar:	$14.5	$45.3	–	$59.8	$1.0
Average contractual exchange rate(2)	1.06	1.10	–	1.09
British Pound:	$15.4	$34.3	$1.8	$51.5	$(2.7)
Average contractual exchange rate(2)	0.54	0.61	0.63	0.59
Australian Dollar:	$0.3	–	–	$0.3	–
Average contractual exchange rate(2)	1.13	–	–	1.13
Singapore Dollar:	$1.6	–	–	$1.6	–
Average contractual exchange rate(2)	1.41	–	–	1.41

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.

(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at September 30, 2009, we had Euro-denominated term loans of 290.1 million Euros ($424.8 million) included in long-term debt and Norwegian Kroner-denominated deferred income taxes of approximately 147.2 million ($25.5 million). We receive

Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our exposure to fluctuations in the Euro will not increase in the future.

Interest rate risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A-or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2009, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected maturity date							Fair value
	Balance							asset/
(in millions, except percentages)	of 2009	2010	2011	2012	2013	Thereafter	Total	(liability)	Rate(1)

Long-term debt:
Variable rate ($U.S.)(2)	20.5	317.6	225.8	206.6	216.4	2,405.8	3,392.7	(3,023.7)	1.2%
Variable rate (Euro)(3)(4)	3.2	13.3	232.5	7.5	8.0	160.3	424.8	(367.2)	1.5%
Fixed-rate debt ($U.S.)	12.4	46.7	241.7	47.6	47.6	305.2	701.2	(669.8)	6.2%
Average interest rate	5.2%	5.1%	8.0%	5.2%	5.2%	5.2%	6.2%
Capital lease obligations:(5)(6)
Fixed-rate ($U.S.)(7)	2.3	9.6	185.5	–	–	–	197.4	(197.4)	7.4%
Average interest Rate(8)	7.5%	7.5%	7.4%	–	–	–	7.4%
Interest rate swaps:
Contract amount ($U.S.)(6)(9)(10)	349.8	279.3	170.3	276.3	82.5	2,738.6	3,896.8	(422.3)	4.8%
Average fixed pay rate(2)	4.9%	4.3%	3.5%	3.1%	4.9%	5.1%	4.8%
Contract amount (Euro)(4)(9)	3.2	13.3	232.5	7.4	8.0	160.4	424.8	(14.3)	3.8%
Average fixed pay rate(3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2009 ranged from 0.3% to 3.25%.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2009.

(5)	Excludes capital lease obligations (present value of minimum lease payments) of 107.2 million Euros ($156.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2009, this amount was 108.6 million Euros ($159.1 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)	Under the terms of the capital leases for three LNG carriers, we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The deposits, which as at September 30, 2009 totaled $480.4 million, and the lease obligations, which as at September 30, 2009 totaled $470.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the capital lease obligations and restricted cash deposits for the three LNG carriers were $460.5 million and $474.6 million, $(62.1) million and $76.4 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(10)	Includes interest rate swaps of $300.0 million and $200.0 million that have commencement dates of 2010 and 2011, respectively.

Business

Overview

We are a leading provider of international crude oil and gas marine transportation services, and transport approximately 10% of the world’s seaborne oil, primarily under long-term, fixed-rate contracts. We also offer offshore floating oil production, storage and off-loading services. With an owned and in-chartered fleet of 158 vessels (including 11 newbuildings), offices worldwide and approximately 6,300 seagoing and shore-based employees, we provide comprehensive marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream operations.

We are a market leader in each of the segments in which we operate. We are the third largest independent owner of LNG carriers, with a fleet of 19 vessels (including four newbuildings) in addition to six LPG carriers (including three LPG newbuildings). With a fleet of 39 shuttle tankers (including four newbuildings), we are the world’s largest independent owner and operator of shuttle tankers and control over 50% of the worldwide shuttle tanker fleet. We are also one of the largest owners and operators of FPSO units in the North Sea, with four owned units currently operating in that region, in addition to a fifth owned FPSO unit operating off the coast of Brazil. During 2009, our FPSO units produced an average of approximately 95,000 barrels of oil per day under long-term contracts. With our fleet of 83 crude oil and petroleum product tankers, we are the largest owner and operator of mid-size conventional oil tankers. For the 12 months ended September 30, 2009, our total fleet generated revenues of approximately $2.4 billion, net revenues of approximately $2.0 billion, net loss of approximately $560.4 million and Adjusted EBITDA of $617.2 million. Please read “Summary—Summary financial and operating data” for reconciliations of our revenues to net revenues and of our net loss to Adjusted EBITDA.

Our customers include major international oil, energy and utility companies such as BP plc, Chevron Corporation, ConocoPhillips, ExxonMobil Corporation, Petrobras, Ras Laffan Liquified Natural Gas Company Ltd. (a joint venture between ExxonMobil Corporation and the Government of Qatar), Repsol YPF S.A., Shell, Statoil ASA, Talisman Energy, Inc. and Total S.A. We believe that customers partner with us for logistically complex projects under long-term, fixed-rate contracts due to our extensive capabilities, diverse service offerings, global operations platform, financial stability and high quality fleet and customer service. As of December 31, 2009, 37 of our contracts with customers exceeded 10 years in duration, excluding options to extend.

Over the past decade, we have transformed from being primarily an owner of ships in the cyclical spot tanker sector to being a diversified supplier of logistics services in the “Marine Midstream” sector. This transformation has included, among other things:

•	Our entry into the LNG and LPG shipping sectors and into the offshore oil production, storage and transportation sectors;

•	The reorganization of certain of our assets through our formation of three publicly-traded subsidiaries, which are focused on growing specific core operating segments and have expanded our investor base and access to the capital markets; and

•	Expansion of our fixed-rate businesses. For the 12 months ended September 30, 2009, net revenues from fixed-rate contracts with an initial term of at least three years represented 69% of our total net revenues, compared to 41% of total net revenues in 2003. For the 12 months ended September 30, 2009, net revenues from fixed-rate contracts with an initial term of at least one year represented approximately 75% of our total net revenues. As of December 31, 2009, we had under contract a total of approximately $11.5 billion of forward, fixed-rate revenue, with a weighted-average remaining term of approximately 10.3 years (excluding options to extend).

Our three publicly-traded subsidiaries include: Teekay LNG (NYSE: TGP), which we formed in 2005 and primarily operates in the LNG and LPG shipping sectors; Teekay Offshore (NYSE: TOO), which we formed in 2006 and primarily operates in the offshore oil production, storage and transportation sectors; and Teekay Tankers (NYSE: TNK), which we formed in 2007 and engages in the conventional tanker business. Teekay Parent, which essentially includes all our operations other than those of our publicly-traded subsidiaries, manages substantially all of the vessels in the total Teekay fleet and itself owns or in-charters a fleet of 65 vessels (including eight newbuildings), comprised of 52 conventional tankers, four FPSO units and one FSO unit.

Through our flexible corporate structure, we have access to the debt and equity capital markets to grow each of our core businesses. Through vessel sales by Teekay Parent to its publicly-traded subsidiaries and public equity financing of such acquisitions by those subsidiaries, Teekay Parent has significantly reduced its net debt during the 12 months ended September 30, 2009 by approximately $300 million. In November 2009, Teekay Parent further reduced its net debt by repaying $160 million under one of its revolving credit facilities, using funds repaid to it by Teekay Offshore. As our publicly-traded subsidiaries continue to issue equity to finance their growth, structural mechanisms, including Teekay Parent’s ownership of the sole general partnership interests in Teekay LNG and Teekay Offshore and its 100% ownership of Teekay Tankers’ supervoting Class B shares, provide Teekay Parent with a significant level of control over these entities. Certain of Teekay’s officers and directors are also officers and directors of the publicly-traded subsidiaries or, as applicable, their general partners. Please read “Certain relationships and related party transactions.” Distributions Teekay Parent receives from these subsidiaries as well as cash flow generated by assets owned by Teekay Parent have further reduced its debt level. Please see “—Organizational structure” for further information about our corporate structure.

Although our corporate structure includes our three publicly-traded subsidiaries, our operations are divided into the following segments: the liquefied gas segment; the shuttle tanker and FSO segment; the FPSO segment and the conventional tanker segment (which we further divide into the fixed-rate tanker segment and the spot tanker segment).

Our liquefied gas segment includes our LNG and LPG operations, with all delivered vessels currently owned by Teekay LNG. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charter contracts, with an average remaining term of approximately 17.2 years as of December 31, 2009 (excluding options to extend). This fleet totaled 25 carriers, including seven newbuildings on order, as of December 31, 2009.

Our FPSO segment includes five FPSO units, four of which are owned by Teekay Parent and one by Teekay Offshore. All of these units operate under long-term fixed-rate contracts. As of December 31, 2009, the average remaining term for our FPSO contracts was approximately 4.5 years (excluding options to extend).

Our shuttle tanker and FSO segment includes our shuttle tankers and FSO units, all of which generally operate under long-term, fixed-rate contracts. As of December 31, 2009, this fleet consisted of 39 shuttle tankers (including four newbuildings and eight in-chartered vessels), with contracts with an average remaining term of approximately 4.3 years (excluding options to extend), and six FSO units, with contracts with an average remaining term of approximately 4.9 years (excluding options to extend). All of the shuttle tankers and FSO units are owned or operated by Teekay Offshore, except for four Aframax newbuilding shuttle tankers on order and one FSO unit, which are owned by Teekay Parent. Our shuttle tanker fleet, including newbuildings on order, has a total capacity of approximately 4.7 million deadweight tonnes (or dwt) and represents more than 50% of the total world shuttle tanker fleet.

Our conventional tanker segment included 73 crude oil tankers and 10 product tankers, representing the world’s largest fleet of mid-size conventional oil tankers. Of this fleet, 52 tankers are owned or operated by Teekay Parent and 31 tankers are owned by Teekay Tankers, Teekay LNG or Teekay Offshore. As of December 31, 2009, we had 42 conventional tankers employed on fixed-rate time charters, with an average remaining term of approximately 4.8 years (excluding options to extend). The remainder of our conventional tanker fleet operated in the spot tanker market as of December 31, 2009.

In our conventional tanker segment, we have developed a flexible commercial operating platform. Certain of our vessels in the spot tanker segment operate pursuant to commercial pooling arrangements which include our and third party vessels and are managed either solely or jointly by us. We believe the size and scope of our commercial pooling arrangements enhance our ability to secure backhaul voyages, which improves pool vessel utilization and generates higher effective TCE rates per vessel than might otherwise be obtained in the spot market, while providing certain cost efficiencies and a higher overall service level to customers. As of December 31, 2009, an additional 27 tankers controlled by third parties operated in our commercial pools thereby increasing our overall footprint in the conventional tanker sector from 83 to 110 vessels.

Our size, reputation and operational capabilities provide opportunities for us to in-charter third party vessels to our fleet. This flexibility allows us to expand our spot market fleet size or, by not renewing in-charters, reduce the fleet size in response to market conditions. Since the fourth quarter of 2008, we have taken steps to reduce our exposure to the weakening spot tanker market, including redelivering in-chartered vessels, chartering out vessels on fixed-rate time-charter contracts and selling certain spot traded vessels. As a result, we reduced our quarterly in-charter hire expense by approximately $60 million for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008. Recent initiatives reduced our aggregate quarterly general and administrative and vessel operating expenses by $24 million, or approximately 11%, for the quarter ended September 30, 2009 compared to the quarter ended September 30, 2008.

Please read “—Operations” for additional information about or business segments.

Our competitive strengths

Market leadership in all business segments. We are a market leader in each of the segments in which we operate. Teekay LNG is the third largest independent owner of LNG carriers. We are the world’s largest independent owner and operator of shuttle tankers and control over 50% of the world shuttle tanker fleet. We are also the largest owner and operator of FPSO units in the North Seas, with four units currently operating in that region, and a fifth FPSO unit operating off the coast of Brazil. In addition, we are the largest owner and operator of mid-sized conventional oil tankers. We believe our position as a market leader in these segments enhances our reputation, which, together with the scale, diversity and quality of our operations, provides us with further opportunities to retain and increase our market position.

Increased operating and financial stability through long-term, fixed-rate contracted revenue. Over the past decade, we have diversified our revenue and cash flow mix beyond the cyclical spot tanker market and significantly increased the amount and proportion of fixed-rate revenue. For the 12 months ended September 30, 2009, approximately 75% of our total net revenue was derived from fixed-rate contracts with an initial term of at least one year. As of December 31, 2009, approximately 83% of our total fleet operating days (on a ship equivalent basis) for 2010 were subject to fixed-rate contracts with an initial term of at least three years. As of December 31, 2009, we had under contract a total of approximately $11.5 billion of forward, fixed-rate revenue with a weighted-average remaining term of approximately 10.3 years (excluding options to extend).

Strong credit profile, liquidity position and cash flows. Our focus on fixed-rate contracts has enabled us to secure significant recurring revenue and cash flows. As of September 30, 2009, approximately 79% of our consolidated total debt was being serviced by assets operating under long-term, fixed-rate contracts. After giving effect to (a) this offering and our intended use of the net offering proceeds us described in “Use of proceeds” and (b) the use of $90 million of net proceeds from Teekay LNG’s November 2009 public offering of common units to repay indebtedness under one of its revolving credit facilities, of our $5.3 billion in consolidated debt as of September 30, 2009 ($4.6 billion net of restricted cash) approximately $4.2 billion ($3.6 billion net of restricted cash) was attributable to our three public company subsidiaries, of which approximately 83% (93% net of restricted cash) is non-recourse to Teekay Parent. As of December 31, 2009, and after giving effect to this offering and the intended use of the net offering proceeds, we would have had approximately $2.1 billion of available liquidity, consisting of cash on hand and undrawn revolving credit facilities, with approximately $1.1 billion of this liquidity at the Teekay Parent level. In addition, credit facilities are currently in place to cover 98% of our current newbuilding capital expenditure commitments. After giving effect to this offering and the intended use of the net offering proceeds, as of December 31, 2009, we would have had scheduled balloon debt repayments of $0 million, $265 million, $0 million and $388 million in 2010, 2011, 2012 and 2013, respectively. Although we have liquidity and cash flow to support a significant amount of our debt obligations, we generally plan to refinance our credit facilities in advance of their maturities. During the 12 months ended September 30, 2009, Teekay Parent reduced its net debt by approximately $300 million and its newbuilding capital commitments by nearly $350 million, primarily as a result of vessel sales to its publicly-traded subsidiaries (which were financed partially with equity offerings by each subsidiary), other vessel dispositions and cash flow generated from operations. In November 2009, Teekay Parent further reduced its net debt by repaying $160 million under one of its revolving credit facilities using funds repaid to it by Teekay Offshore.

Flexible corporate structure with increased access to capital markets. Three of our subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers, are publicly-traded entities with structural features that provide Teekay Parent with a significant level of control over them. Our long-term objective is to continue to grow each of these subsidiaries through accretive acquisitions, primarily through vessel sales to them by Teekay Parent, and further reinforce market leadership within each sector in which these subsidiaries operate. Including the initial public offerings of Teekay LNG, Teekay Offshore and Teekay Tankers in May 2005, December 2006 and December 2007, respectively, and subsequent public offerings, we have raised over $1.3 billion in public equity through these subsidiaries, which they primarily used to fund vessel acquisitions from Teekay Parent. Teekay Parent has used these sales proceeds primarily to prepay debt. In addition, Teekay Parent is entitled to cash distributions on its general and limited partnership interests in Teekay LNG and Teekay Offshore and on its equity interest in Teekay Tankers. Teekay Parent also has certain rights to receive increasing percentages of cash distributions from these entities to the extent per unit or per share distributions increase as a result of accretive acquisitions or otherwise, which may further enhance Teekay Parent’s cash flow.

Strong, long-term relationships with high credit quality customers. We have developed strong relationships with our customers, which include major international oil, energy and utility companies such as BP plc, Chevron Corporation, ConocoPhillips, ExxonMobil Corporation, Petrobras, Ras Laffan Liquified Natural Gas Company Ltd. (a joint venture between ExxonMobil Corporation and the Government of Qatar), Repsol YPF S.A., Shell, Statoil ASA, Talisman Energy, Inc. and Total S.A. We have never experienced a material default by a customer under a long-term, fixed-rate contract. We attribute the strength of our customer relationships, and the opportunity to partner with our customers on many long-term, logistically complex projects, to the diversity and depth of our service offerings, our reputation for consistent delivery of high-quality services and our financial stability. As of December 31, 2009, we had 37 customer contracts with terms exceeding 10 years, excluding options to extend.

Scale, diversity and high quality of service offerings. The size of, and broad range of vessel types in, our fleet of 158 vessels permit us to offer to customers a comprehensive range of midstream logistics services, including ship-based transportation, production and storage options. This has contributed to our playing an increasingly prominent role in our customers’ logistics chains by positioning us as a “one-stop-shop” for these services and providing economies of scale. We believe we are an industry leader in safety and environmental standards. We benefit from higher quality control over commercial and technical management due to our expertise in and ability to perform all significant functions in-house, such as operational and technical support, tanker maintenance, crewing, shipyard supervision, insurance and financial management services.

Experienced management team. The members of Teekay’s senior management team have on average more than 20 years of experience in the shipping industry, including an average of approximately 11 years with Teekay. Our executives have experience managing through multiple economic cycles and expertise across commercial, technical, financial and other functional management areas of our business, which helps promote a focused marketing effort, stringent quality and cost controls, and effective operations and safety monitoring.

Our business strategy

Maintain segment leading positions through increased customer adoption of our diversified service offerings and fleet growth. We offer to our customers a “one-stop-shop” for a comprehensive range of midstream marine logistical services. We have over 30 years experience in the oil tanker business and maintain worldwide operations. Since 2004, we have expanded our service offerings to include ship-based oil production and storage and marine transportation of LNG and LPG. Many of our customers use more than one of the types of major services we offer. By pursuing new customer relationships and leveraging existing relationships, we seek to continue to increase customer adoption of our diversified service offerings. We intend to continue to grow our fleet by pursuing growth opportunities through Teekay Parent and our publicly-traded subsidiaries. We also intend to maintain our leadership positions in the segments in which we operate by leveraging our established reputation for maintaining high standards of performance, reliability and safety.

Maintain a balanced chartering strategy to increase cash flow. We will continue to focus on entering into long-term, fixed-rate contracts with customers and expect that these contracts will continue to generate a substantial majority of our revenues and cash flows. We plan to continue to maintain some of our vessels in the spot market in order to take advantage of ongoing market opportunities. Our size, reputation and operational capabilities also provide opportunities for us to in-charter third party vessels, including vessels that may trade on the spot market. This provides us flexibility in expanding or, by not renewing in-charters, reducing our fleet size, in response to market conditions. In addition, through participating in and managing commercial pools of vessels, we seek to increase returns on our spot fleet and provide additional resources to our customers, without the need for additional capital investments.

Continue to increase cash flows and improve our financial position. We intend to continue to improve our cash flows and financial condition while capitalizing on attractive growth opportunities. As part of this strategy, Teekay Parent intends to continue to offer to sell additional vessels from time to time to its publicly-traded subsidiaries. We anticipate that these transactions, if accepted by the subsidiaries, will help Teekay Parent monetize these assets and reduce its debt level while maintaining operating control of the vessels through existing management agreements. Teekay Parent also has certain rights to receive increasing percentages of cash distributions from these entities to the extent per unit or per share distributions increase as result of accretive acquisitions or otherwise. We also intend to continue the strategy we employed throughout 2009 to increase profitability and cash flows through, among other measures, seeking to recontract certain FPSO units and shuttle tankers at more favorable rates and carefully managing our general and administrative and vessel operating expenses.

Expand offshore and gas operations in high growth regions. We continually monitor expansion opportunities in our existing and in new markets. In particular, we seek to expand our FPSO and FSO and shuttle tanker operations in growing offshore markets in which we currently operate, such as Brazil, the North Sea and Australia, and we intend to pursue opportunities in promising offshore markets where we do not regularly operate, such as the Arctic, Eastern Canada, the Gulf of Mexico, Africa, the Middle East and Southeast Asia. In addition, we seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting long-term, fixed-rate charters with high credit quality customers.

Continue our focus on maintaining high quality, cost-effective marine operations. Our operational focus is to continue to be an industry leader in safety and risk management, to maintain cost-effective operations, to ensure high quality customer service with a large, diversified and well-maintained asset base, and to employ well-trained onshore and offshore staff. We believe achievement of these objectives allows us to deliver superior services to our customers. We apply key performance indicators to facilitate regular monitoring of our operational performance. We intend to continue to maintain all significant operating, commercial, technical and administrative functions in-house to ensure stringent operational and quality control. We believe these strategies will enhance our ability to obtain repeat business from our customers and attract new customers, as well as to operate our fleet with greater efficiencies.

Organizational structure

The following chart depicts our simplified organizational structure as of December 31, 2009. Vessel number information includes owned, in-chartered and newbuildings. Please read “— Fleet list.”

(1)	The partnership is controlled by its general partner. Teekay Corporation indirectly owns a 100% beneficial ownership in the general partner. However, in certain limited cases, approval of a majority of the unitholders of the partnership is required to approve certain actions.

(2)	Teekay Tankers has two classes of shares: Class A common stock and Class B common stock. Teekay Corporation indirectly owns 100% of the Class B shares which have five votes each but aggregate voting power capped at 49%. As a result of Teekay Corporation’s ownership of Class A and Class B shares, it currently holds aggregate voting power of 51.6%.

(3)	Includes 48 vessels owned by Teekay Offshore Operating L.P.

Fleet list

As of December 31, 2009, our total fleet consisted of 158 vessels, including in-chartered vessels and newbuildings on order but excluding vessels we commercially manage for third parties, as summarized in the following table:

	Number of vessels
	Owned		Chartered-in
Teekay Corporation fleet list	vessels		vessels	Newbuildings	Total

Teekay Parent fleet(1)
Aframax tankers(2)	6		16		22
Suezmax tankers(3)	13		6		19
VLCC tankers			1		1
Product tankers	8		2		10
LNG carriers(4)				4	4
Shuttle tankers				4	4
FPSO units(5)	4				4
FSO units(5)	1				1

Total Teekay Parent fleet	32	(10)	25	8	65

Teekay Offshore fleet
Shuttle tankers(6)	27		8		35
FSO units(7)	5				5
FPSO unit	1				1
Aframax tankers(8)	11				11

Total Teekay Offshore fleet	44		8		52

Teekay LNG fleet
LNG carriers(9)	15				15
LPG carriers	3			3	6
Suezmax tankers	8				8

Total Teekay LNG fleet	26			3	29

Teekay Tankers fleet
Aframax tankers	9				9
Suezmax tankers	3				3

Total Teekay tankers fleet	12				12

Total Teekay consolidated fleet	114	(10)	33	11	158

(1)	Excludes the fleet of Teekay Offshore Operating L.P. (or OPCO), which is owned 51% by Teekay Offshore and 49% by Teekay Parent. All of OPCO’s 48 vessels are included within the Teekay Offshore fleet.

(2)	Excludes nine vessels chartered-in from Teekay Offshore and one vessel chartered-in from Teekay Tankers.

(3)	Includes one Suezmax tanker Teekay Parent has agreed to offer to Teekay Tankers by June 18, 2010.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG. Includes four LNG newbuildings on order in which Teekay Parent’s ownership interest is 33%. Teekay Parent has agreed to offer to Teekay LNG its interest in these four vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels, which are between August 2011 and January 2012.

(5)	Teekay Parent has agreed to offer to Teekay Offshore any of FPSO and FSO units that service contracts in excess of three years in duration.

(6)	Includes two shuttle tankers owned directly by Teekay Offshore, including one vessel in which its ownership is 50%. Includes 25 shuttle tankers owned by OPCO (including five vessels in which OPCO’s ownership is 50%) and eight vessels chartered-in by OPCO.

(7)	Includes one FSO unit owned directly by Teekay Offshore and four units owned by OPCO, including one FSO unit in which OPCO’s ownership is 89%.

(8)	All these vessels are owned by OPCO. Includes two lightering vessels.

(9)	Includes five LNG carriers in which Teekay LNG’s ownership is 70% and four LNG carriers in which its ownership is 40%.

(10)	Based on our most recent vessel valuations and current sale and purchase market conditions, we estimate that the fair market values of our owned fleet and of Teekay Parent’s owned fleet, on a charter-free basis, are approximately $7.2 billion and $2.5 billion, respectively.

Industry overview

The following industry overview highlights recent growth trends and data provided by the IEA, R.S. Platou Shipbrokers a.s. (or RS Platou), the IMA and CRSL for the sectors in which we operate.

Liquefied natural gas shipping

The LNG industry continues to grow as natural gas remains one of the world’s fastest growing primary energy sources. LNG carriers provide a cost-effective means for transporting natural gas in its supercooled, liquid form, which reduces its volume to approximately 1/600th of its gaseous state. The carries transport LNG between liquefaction facilities and import terminals, where the LNG typically is offloaded and stored in heavily insulated tanks until returned to its gaseous state and shipped by pipeline for distribution to natural gas customers. The IEA estimates that global demand of natural gas will grow from approximately 3,000 billion cubic meters (or Bcm) in 2007 to nearly 4,300 Bcm in 2030, representing a CAGR of 1.5%. The IEA anticipates that a resumption of economic growth in 2010, the favorable environmental and practical attributes of natural gas over other fossil fuels, and constraints on how quickly low-carbon energy technologies can be commercially developed, are expected to provide growth in demand for natural gas worldwide.

Between 2000 and 2007, the annual amount of LNG shipped internationally increased by CAGR of 7.3%, from approximately 104 MMT per annum to 170.8 MMT per annum as a result of improvements in liquefaction and regasification technologies, decreases in LNG shipping costs and increases in demand from consuming regions located far from natural gas reserves. In its latest long-term energy outlook published in November 2009, the IEA forecasted that the global natural gas inter-regional trade would grow from 677 Bcm in 2007 to 1,070 Bcm in 2030 (a CAGR of approximately 2%), and that the percentage of this trade represented by LNG would grow from approximately 34% in 2007 to approximately 40% in 2030. Accordingly, global LNG inter-regional trade is expected to grow from 225 bcm in 2007 to 425 bcm in 2030 (a CAGR of approximately 3%).

The charts below illustrate the historical and projected volume of global inter-regional natural gas trade and demand for the periods and regions presented.

World inter-regional natural gas trade

Global natural gas demand

Source: IEA World Energy Outlook, November 2009

LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time, typically between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis at a fixed rate. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends to a large extent on long-range planning and coordination of project activities, including marine transportation. As of December 31, 2009, the global LNG fleet consisted of 338 existing carriers and 43 newbuildings on order.

In recent years, niche opportunities for floating regasification and receiving terminals have developed in Brazil, Italy and the Middle East. There has also recently been increased demand for development of floating liquefaction projects and we expect this trend to continue.

Offshore oil industry

Oil continues to be the world’s primary energy source as it has been for a number of decades, with consumption of oil accounting for approximately 35% of global energy consumption. In November 2009, the IEA forecasted that world demand for liquid fuels and other petroleum would grow from approximately 85.0 mb/d in 2008 to 105.2 mb/d in 2030, representing a CAGR of 1%.

The table below illustrates historical and projected future oil prices for the periods presented in nominal amounts and “real amounts” (i.e. nominal amounts adjusted for inflation).

Long-term oil price scenarios

Source: IEA World Energy Outlook, November 2009

As reflected in the chart above, the IEA projects oil prices to remain on an upward trend in its reference case, which is based on the assumption of a global economic recovery. The main factors driving upward trend in oil prices are the rising marginal cost of supply and demand growth in non-OECD countries. This trend is also a fundamental driver for offshore oil production.

Offshore oil production, in which oil is obtained from reservoirs beneath the ocean floor, is accounting for an increasing share of total global oil production. In particular, deepwater oil production is one of the fastest growing areas of the global oil industry and is replacing shallow water as the main focus of offshore oil field development. Deepwater oil production, characterized by wells located in water depths greater than 1,000 feet, has developed as conventional land-based or shallow-water reserves become depleted and exploration and production technologies have advanced to make oil extraction from deep water oil discoveries feasible. Shuttle tankers, FSO units and FPSO units are an important part of the supporting infrastructure for deepwater offshore development, as conventional offshore solutions, such as jackups and semi-submersibles, are generally better suited for shallow water oil production. Although the duration of FPSO contracts varies, it typically is between five and 15 years plus extension options. For smaller fields, FPSO units have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. FPSO unit contracts generally provide for a fixed hire rate that is related to the cost of the unit, a fluctuating component based on either the amount of oil produced and processed by the unit, or both.

Brazil is a leading frontier in the offshore market where approximately 85% of oil production currently comes from offshore fields. Brazil’s Petrobras has announced plans to double its oil production by 2020 and has started a large investment plan of approximately $174.4 billion out to 2013.

Based on IMA data, the demand for FPSO units and FSO units is projected to increase over the next few years. The main growth regions for new projects are expected to include Brazil, Africa, Australian and Southeast Asia. In addition to the large projects in these areas, there is a mixture of small and medium-sized projects which provide niche opportunities as well (e.g. harsh weather regions, heavy oil production).

The following table shows the number of offshore projects planned or under study as of November 2009:

170 projects involving floating production or storage systems are planned or under study
(as of November 2009)

Source: IMA, November 2009

The following table reflects forecast FPSO and FSO unit orders through 2014, and related estimated aggregate capital expenditures for those units, based on varying prices for oil per barrel.

Forecast of FPSO and FSO unit orders through 2014
(including redeployments)

Source: IMA, March 2009

Conventional oil tankers

Historically the tanker industry has been cyclical in nature, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity, oil and oil products.

The following charts illustrate spot charter rates, expressed as the quarterly average of daily TCE rates and TC rates (for three-year, time-charter contracts) for double hull Suezmax and Aframax conventional oil tankers, as applicable, from 2007 to 2009. Information for January 2010 is based on average daily rates through January 8, 2010.

Suezmax Spot Charter TCE Rates vs. Three-Year TC Rates

Source: CRSL, January 2010

Aframax Spot Charter TCE Rates vs. Three-Year TC Rates

Source: CRSL, January 2010

2009 tanker market summary. According to CRSL, average Suezmax crude tanker spot market rates were $28,361 per day in 2009, which was lower than the average spot rate for the five-year period from 2004 through 2008 of $60,265 per day. Average Aframax crude tanker spot market rates were $15,780 per day in 2009, which was lower than the average spot rate for the five-year period from 2004 through 2008 of $42,044 per day. The global economic downturn, which resulted in the steepest oil demand contraction since the early 1980’s, coupled with the growth in the global tanker fleet, were the primary causes of the decline in rates in 2009. Since the end of the third quarter of 2009, spot rates have increased as a result of improving economic fundamentals, seasonal factors and the use of tankers for floating storage, which tightened active fleet supply.

2010 tanker market fundamentals.

The table below shows the growth in the GDP versus growth in demand for oil for the periods presented.

Global GDP vs. oil demand growth

Source: IMF, October 2009
IEA, December 2009

Demand. In October 2009, the IMF estimated that global GDP will grow by 3.1% from 2009 to 2010, after contracting by 1.1% from 2008 to 2009. The global economic recovery is expected to be led to a large extent by energy-intensive Asian economies such as China and India. Vehicle sales in China in 2009 were 46% higher than sales in 2008. The IEA is currently forecasting global oil demand growth of 1.5 mb/d, or 1.7%, in 2010, approximately half of which is expected to come from emerging Asia and OECD North Americas, which are regions dependent on seaborne oil imports. Non-OPEC supply is estimated to grow by 0.3 mb/d in 2010, with a majority of this growth expected to come from the FSU and Latin America, which is likely to increase medium-sized tanker demand. If non-OPEC oil supply growth is lower than estimated, that likely would further increase demand for longer-haul Middle East OPEC crude.

Supply. According to CRSL, during 2009, the global tanker fleet grew by 29.6 mdwt, or 7%, as vessel deliveries totaled 48.2 mdwt and removals were 18.5 mdwt. The pace of tanker scrapping increased in the second half of 2009 in anticipation of 2010, which is the International Maritime Organization’s mandated phase-out target for single-hull tankers. According to CRSL, as of January 1, 2010, the world tanker orderbook was 132.3 mdwt and there were 38.6 mdwt of existing single-hull tankers in the world fleet. Factors which could dampen tanker fleet supply growth in 2010 include:

•	higher than expected delivery delays, which is particularly relevant for the Suezmax sector where deliveries in 2009 totaled 7.1 mdwt compared to 10.9 expected at the beginning of the year;

•	a well-enforced single-hull tanker phase-out; and

•	potential tanker newbuilding order cancellations, particularly as tanker deliveries scheduled for 2010 and 2011 are the most expensive units currently on order.

Operations

Although our corporate structure includes our three public company subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers, substantially all of the operations of these entities are managed by Teekay and other of its subsidiaries. Operationally, our organization is divided into the following key areas: the shuttle tanker and FSO segment (included in our Teekay Navion Shuttle Tankers and Offshore business unit), the FPSO segment (included in our Teekay Petrojarl business unit), the liquefied gas segment (included in our Teekay Gas Services business unit), the spot tanker segment and fixed-rate tanker segment (both included in our Teekay Tanker Services business unit). These centers of expertise work closely with customers to ensure a thorough understanding of our customers’ requirements and to develop tailored solutions.

•	The Teekay Navion Shuttle Tankers and Offshore and Teekay Petrojarl business units provide marine transportation, processing and storage services to the offshore oil industry, including shuttle tanker, FSO and FPSO services. Our expertise and partnerships with third parties allow us to create solutions for customers producing crude oil from offshore installations.

•	The Teekay Gas Services business unit provides gas transportation services, primarily under long-term fixed-rate contracts to major energy and utility companies. These services currently include the transportation of LNG and LPG.

•	The Teekay Tanker Services business unit is responsible for the commercial management of our conventional crude oil and product tanker transportation services. We offer a full range of shipping solutions through our worldwide network of commercial offices.

Shuttle tanker and FSO segment and FPSO segment

The main services our shuttle tanker and FSO segment and our FPSO segment provide to customers are:

•	offloading and transportation of cargo from oil field installations to onshore terminals by means of dynamically positioned, offshore loading shuttle tankers;

•	floating storage for oil field installations using FSO units; and

•	floating production, processing and storage services using FPSO units.

Shuttle tankers

Shuttle tankers are specialized ships designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines. Shuttle tankers are often described as “floating pipelines” because these vessels typically shuttle oil from offshore installations to onshore facilities in much the same way a pipeline would transport oil along the ocean floor.

Our shuttle tankers are primarily subject to long-term, fixed-rate time-charter contracts or bareboat charter contracts for a specific offshore oil field, where a vessel is hired for a fixed period of time, or under contracts of affreightment for various fields, where we commit to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time. The number of voyages performed under these contracts of affreightment normally depends upon the oil production of each field. Competition for charters is based primarily upon price, availability, the size, technical sophistication, age and condition of the vessel and the reputation of the vessel’s manager. Technical sophistication of the vessel is especially important in harsh operating environments such as the North Sea. Although the size of the world shuttle tanker fleet has been relatively unchanged in recent years, conventional tankers can be converted into shuttle tankers by adding specialized equipment to meet customer requirements. Shuttle tanker demand may also be affected by the possible substitution of sub-sea pipelines to transport oil from offshore production platforms.

According to RS Platou, as of December 31, 2009, there were approximately 75 vessels in the world shuttle tanker fleet (including 18 newbuildings), the majority of which operate in the North Sea. Shuttle tankers also operate in Brazil, Canada, Russia, Australia and Africa. As of December 31, 2009, we owned 31 shuttle tankers (including four newbuildings) and chartered-in an additional eight shuttle tankers. Other shuttle tanker owners in the North Sea include Knutsen OAS Shipping AS, JJ Ugland Group and Transpetro, which as of December 31, 2009 controlled small fleets of approximately three to fifteen shuttle tankers each. We believe that we have significant competitive advantages in the shuttle tanker market as a result of the quality, type and dimensions of our vessels combined with our market share in the North Sea.

FPSO units

FPSO units are floating vessels used to provide on-site production, processing and storage for oil fields. An FPSO unit carries on-board all the necessary production and processing facilities normally associated with a fixed production platform. FPSO units are designed to receive oil or gas from nearby seabeds, process it to remove impurities, such as water, sand, and stones, and then store it onboard until it can be offloaded to a tanker or transported through a pipeline. FPSO units are well suited for deepwater oil fields in excess of 8,000 feet where a fixed installation and pipeline may not be feasible. FPSO units are also typically used as production facilities to develop marginal oil fields. An FPSO unit is usually of similar design to a conventional tanker, and can be converted from an existing oil tanker or purpose built. A majority of the cost of an FPSO comes from its top-side production equipment and, thus, FPSO units are expensive relative to conventional tankers. There are a number of experienced companies that compete in the FPSO segment, including state-sponsored entities and major energy companies. Although the duration of FPSO contracts varies, it typically is between five and 15 years plus extension options. FPSO unit contracts generally provide for a fixed hire rate that is related to the cost of the unit, a fluctuating component based on the amount of oil produced and processed by the unit, or both.

Traditionally for large field developments, the major oil companies have owned and operated new, custom-built FPSO units. FPSO units for smaller fields have generally been provided by independent FPSO contractors under life-of-field production contracts, where the contract’s duration is for the useful life of the oil field. According to IMA, as of December 31, 2009, there were approximately 159 FPSO units operating and 31 FPSO units on order or under conversion in the world fleet. At December 31, 2009, we had five FPSO units. Most independent FPSO contractors have backgrounds in marine energy transportation, oil field services or oil field engineering and construction. The major independent FPSO contractors are SBM Offshore, Modec, Prosafe, BW Offshore, Sevan Marine, Bluewater and Maersk.

FSO units

FPSO units provide on-site storage for oil field installations that have no storage facilities or that require supplemental storage. An FSO unit is generally used in combination with a jacked-up fixed production system, floating production systems that do not have sufficient storage facilities or as supplemental storage for fixed platform systems, which generally have some on-board storage capacity. An FSO unit is usually of similar design to a conventional tanker, but has specialized loading and offtake systems required by field operators or regulators. FSO units are moored to the seabed at a safe distance from a field installation and receive the cargo from the production facility via a dedicated loading system. An FSO unit is also equipped with an export system that transfers cargo to shuttle or conventional tankers. Depending on the selected mooring arrangement and where they are located, FSO units may or may not have any propulsion systems. FSO units are usually conversions of older single-hull conventional oil tankers. These conversions, which include installation of a loading and offtake system and hull refurbishment, can generally extend the lifespan of a vessel as an FSO unit by up to 20 years over the normal conventional tanker lifespan of 25 years. Primary competitors in this segment are conventional tanker owners, who have access to tankers for conversion, oil field services companies, and oil field engineering and construction companies. FSO units are generally placed on long-term, fixed-rate time charters or bareboat charters as an integrated part of the field development plan.

According to IMA, as of December 31, 2009, there were approximately 90 FSO units operating and five FSO units on order or under conversion in the world fleet. As at December 31, 2009, we had six FSO units. The major markets for FSO units are Asia, the Middle East, Africa, South America and the North Sea. Our primary competitors in the FSO market are conventional tanker owners, who have access to tankers available for conversion, and oil field services companies and oil field engineering and construction companies who compete in the floating production system market. Competition in the FSO market is primarily based on price, expertise in FSO operations, management of FSO conversions and relationships with shipyards, as well as the ability to access vessels for conversion that meet customer specifications.

Liquefied gas segment

The vessels in our liquefied gas segment compete in the LNG and LPG markets. In the LNG markets, we compete principally with other private and state-controlled energy and utilities companies, which generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets.

However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest non-core businesses. The major operators of LNG carriers are Malaysian International Shipping, NYK Line, Qatar Gas Transport (Nakilat), Shell Group and Mitsui O.S.K.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

LNG carriers are usually chartered to carry LNG pursuant to time-charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis at a fixed rate. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends to a large extent on long-range planning and coordination of project activities, including marine transportation.

LPG carriers are mainly chartered to carry LPG on time charters of three to five years, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and generally are not LPG price sensitive. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

Most new LNG carriers, including all of our vessels, are being built with a membrane containment system. These systems consist of insulation between thin primary and secondary barriers and are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 40 years. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years. Unlike the oil tanker industry, there are currently no regulations that require the phase-out from trading of LNG and LPG carriers after they reach a certain age. According to CRSL, as of January 1, 2010, there were approximately 338 vessels in the world LNG fleet, with an average age of approximately 9.8 years, and an additional 43 LNG carriers under construction or on order for delivery through 2012. According to CRSL, as of January 1, 2010, the worldwide LPG tanker fleet consisted of approximately 1,149 vessels with an average age of approximately 16.3 years and approximately 136 additional LPG vessels were on order for delivery through 2013. LPG carriers range in size from approximately 500 to approximately 80,000 cbm. Approximately 55% of the worldwide fleet is less than 5,000 cbm (in terms of vessel numbers).

Our liquefied gas segment primarily consists of LNG and LPG carriers subject to long-term, fixed-rate time-charter contracts. As of December 31, 2009, we had 15 LNG carriers and an additional four LNG newbuildings on order, all of which were scheduled to commence operations upon delivery under long-term fixed-rate time-charters and in which our ownership interest is 33%. In addition, as of December 31, 2009, we had three LPG carriers, of which three are under construction.

Conventional tankers

The oil tanker industry is a vital link to the global energy chain, providing efficient, low-cost and flexible global transportation of oil and refined petroleum products. According to EIA estimates, oil tankers transported approximately 43 mb/d of oil of the approximately 85 mb/d of oil consumed in the world during 2007.

Oil tankers can be divided into two main categories—crude tankers and product tankers. Crude tankers are predominantly engaged in the transportation of crude or unrefined oil. Product tankers carry refined or finished oil products which require a high degree of cleanliness in the tanker’s cargo compartments. In contrast to crude tankers, the cargo compartments and pipelines on product tankers are coated and the cargo handling gear fittings are generally made of higher quality materials.

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil companies (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under spot charters and time-charters with oil companies, oil traders, large oil customers, petroleum product producers and government agencies.

Spot tanker segment

The vessels in our spot tanker segment compete primarily in the Aframax and Suezmax tanker markets. Competition for charters in the Aframax and Suezmax spot charter market is intense and is based upon price, location, the size, age, condition and acceptability of the vessel, and the reputation of the vessel’s manager.

We compete principally with other owners in the spot-charter market through the global tanker charter market. This market is comprised of tanker broker companies that represent both charterers and ship-owners in chartering transactions. Within this market, some transactions, referred to as “market cargoes,” are offered by charterers through two or more brokers simultaneously and shown to the widest possible range of owners; other transactions, referred to as “private cargoes,” are given by the charterer to only one broker and shown selectively to a limited number of owners whose tankers are most likely to be acceptable to the charterer and are in position to undertake the voyage.

Certain of our vessels in the spot tanker segment operate pursuant to pooling arrangements. Under a pooling arrangement, different vessel owners pool their vessels, which are managed by a pool manager, to improve utilization and reduce expenses. In general, revenues generated by the vessels operating in a pool, less related voyage expenses (such as fuel and port charges) and pool administrative expenses, are pooled and allocated to the vessel owners according to a pre-determined formula. As of December 31, 2009, we participated in three main pooling arrangements. These include an Aframax tanker pool, an LR2 product tanker pool and a Suezmax tanker pool (the Gemini Pool). As of December 31, 2009, 18 of our Aframax tankers operated in the Aframax tanker pool, four of our LR2 product tankers operated in the LR2 tanker pool and 13 of our Suezmax tankers operated in the Gemini Pool. Each of these pools is either solely or jointly managed by us.

Our competition in the Aframax (80,000 to 119,999 dwt) market is also affected by the availability of other size vessels that compete in that market. Suezmax (120,000 to 199,999 dwt) vessels and Panamax (55,000 to 79,999 dwt) vessels can compete for many of the same charters for which our Aframax tankers compete. Similarly, Aframax tankers and VLCCs can compete for many of the same charters for which our Suezmax vessels compete. Because VLCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades or of Suezmax vessels into Aframax trades would heighten the already intense competition.

We believe that we have competitive advantages in the Aframax and Suezmax tanker market as a result of the quality, type and dimensions of our vessels and our market share in the Indo-Pacific and Atlantic Basins. As of January 1, 2010, our Aframax tanker fleet (excluding Aframax-size shuttle tankers and newbuildings) had an average age of approximately 11 years and our Suezmax tanker fleet (excluding Suezmax-size shuttle tankers and newbuildings) had an average age of approximately six years. This compares to an average age for the world oil tanker fleet of approximately 11.4 years, for the world Aframax tanker fleet of approximately 8.2 years and for the world Suezmax tanker fleet of approximately 8.7 years, according to CRSL.

As of January 1, 2010, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation, Sovcomflot, Aframax International Pool, the Sigma Pool, Tanker Pacific Management, Minerva Marine and BP Shipping. Other large operators of Suezmax tonnage (including newbuildings on order) included Sovcomflot, Euronav and Dynacom.

We have chartering staff located in Tokyo, Japan; Singapore; London, England; Stavanger, Norway; Houston, Texas; and Stamford, Connecticut. Each office serves our clients headquartered in that office’s region. Fleet operations, vessel positions and charter market rates are monitored around the clock. We believe that monitoring such information is critical to making informed bids on competitive brokered business.

Fixed-rate tanker segment

The vessels in our fixed-rate tanker segment primarily consist of Aframax and Suezmax tankers that are employed on long-term time-charters. We consider contracts that have an original term of less than three years in duration to be short term. The only significant difference between the vessels in the spot tanker segment and the fixed-rate tanker segment is the duration of the contracts under which they are employed. Charters of more than three years are not as common as short-term charters and voyage charters for conventional tankers.

Safety, management of ship operations and administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training. In 2007, we introduced a behavior-based safety program called

“Safety in Action” to improve the safety culture in our fleet. We are also committed to reducing our emissions and waste generation.

Key performance indicators facilitate regular monitoring of our operational performance. Targets are set on an annual basis to drive continuous improvement, and indicators are reviewed monthly to determine if remedial action is necessary to reach the targets.

All of our vessels are operated under our comprehensive and integrated Marine Operations Management System (or MOMS) that complies with the International Safety Management Code (or ISM Code), the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Advisory Services (or OHSAS) 18001. MOMS is certified by Det Norske Veritas (or DNV), the Norwegian classification society. It has also been separately approved by the Australian and Spanish Flag administrations. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

Teekay provides, through certain of its other subsidiaries, expertise in various functions critical to the operations of Teekay Offshore, Teekay LNG and Teekay Tankers. We believe this arrangement affords a safe, efficient and cost-effective operation for all of Teekay’s vessels. Teekay subsidiaries also provide to Teekay Offshore, Teekay LNG and Teekay Tankers human resources, financial and other administrative functions pursuant to administrative services and management agreements.

Ship management services are provided for all Teekay vessels, other than FPSO units, by the Teekay Marine Services division, a subsidiary of Teekay Corporation, located in various offices around the world. Teekay Petrojarl provides ship management services for our FPSO units. Ship management services include such critical functions as:

•	vessel maintenance (including repairs and drydocking) and certification;

•	crewing by competent seafarers;

•	procurement of stores, bunkers and spare parts;

•	management of emergencies and incidents;

•	supervision of shipyard and projects during new-building and conversions;

•	insurance; and

•	financial management services.

Integrated onboard and onshore systems support the management of maintenance, inventory control and procurement, crew management and training and assist with budgetary controls.

Our day-to-day focus on cost efficiencies is applied to all aspects of our operations. We believe that the generally uniform design of some of our existing and new-building vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering. In addition, in 2003, Teekay and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals.

Crewing and staff

As at December 31, 2009, we employed approximately 5,450 seagoing and 890 shore-based personnel, compared to approximately 5,700 seagoing and 900 shore-based personnel as at December 31, 2008, and 5,600 seagoing and 800 shore-based personnel as at December 31, 2007. The increase in seagoing personnel in 2008 was primarily due to the increase in the size of our fleet.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Glasgow, Scotland; Stavanger, Norway and Trondheim, Norway; Manila, Philippines; Mumbai, India and Madrid, Spain, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

During 1996, we entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London (which is renewed annually) that cover substantially all of our officers and seamen. Our Norwegian seafarers are covered by collective bargaining agreements with Norwegian unions. We are also party to Enterprise Bargaining Agreements with various Australian maritime unions that cover officers and seamen employed through our Australian operations. Our officers and seamen for our Spanish-flagged vessels are covered by a collective bargaining agreement with Spanish unions. We believe our relationships with these labor unions are good.

We see our commitment to training as fundamental to the development of the highest caliber seafarers for our marine operations. Our entry level cadet training program is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in Australia, Brazil, Canada, Croatia, India, Indonesia, Norway, Philippines, Poland, Russia, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, the cadets’ training continues on board a Teekay vessel. We also have an accredited Teekay-specific competence management system that is designed to ensure a continuous flow of qualified officers who are trained on our vessels and are familiar with our operational standards, systems and policies. We believe that high-quality manning and training will play an increasingly important role in distinguishing leading independent tanker companies that have in-house capabilities from companies that must rely on outside ship managers and crewing agents.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil, petroleum products, LNG and LPG is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. Insurance policies also cover war risks (including piracy and terrorism). We do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In addition, more stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations a thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations.

Operations outside of the United States

Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered.

Past political conflicts in that region, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in the region have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, LNG facilities and offshore oil fields. The escalation of existing, or the outbreak of future, hostilities or other political instability in this region or other regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin or elsewhere as a result of terrorist attacks or otherwise may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil and LNG consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. One customer, an international oil company, accounted for 14% ($238.1 million) of our consolidated revenues during the nine months ended September 30, 2009, and 14% ($443.5 million) of our consolidated revenues during 2008 (20% or $472.3 million—2007 and 15% or $307.9 million—2006). No other customer accounted for more than 10% of our consolidated revenues during the nine months ended September 30, 2009 or during 2008, 2007 or 2006.

Classifications, audits and inspections

The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping or American Bureau of Shipping. In addition, the processing facilities of our FPSOs are “classed” by Det Norske Veritias. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull to accommodate underwater inspections by divers.

The vessel’s flag state, or the vessel’s classification society if nominated by the flag state, also inspect our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory. Port state authorities, such as the U.S. Coast Guard and the Australian Maritime Safety Authority, also inspect our vessels when they visit their ports. Many of our customers also regularly inspect our vessels as a condition to chartering.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are also regularly inspected by our seafaring staff, which perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to ensure:

•	adherence to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance will support our brand and meet customer expectations.

To achieve the vessel structural integrity objective, we use a comprehensive “Structural Integrity Management System” we developed. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.

Regulation

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping of older vessels throughout these markets.

Regulation—International Maritime Organization (or IMO). The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. In July 2003, the European Union adopted legislation that will prohibit all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age are also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and will not be affected directly by these IMO and EU regulations.

The European Union has also adopted legislation that bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters, creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The European Union is also considering the adoption of criminal sanctions for certain pollution events, including tank cleaning.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and

Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG carriers, the International Code for the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (or the IGC Code). The IMO Marine Safety Committee has also published guidelines for vessels with dynamic positioning (DP) systems, which would apply to shuttle tankers and DP-assisted FSO units and FPSO units. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the IMO regulations generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, and the specific requirements for shuttle tankers, FSO units and FPSO units under the NPD (Norway) and HSE (United Kingdom) regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with ISM Code will be prohibited from trading in U.S. and European ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the ship-owner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certification for each newbuilding upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG carriers currently is in substantial compliance with the IGC Code, and each of our LNG newbuilding shipbuilding contracts requires compliance prior to delivery.

Environmental regulations—United States regulations. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties. The limit for double-hulled tank vessels is the greater of $2,000 per gross ton or $17.1 million per double-hulled tanker per incident, subject to possible further adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.

The U.S. Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability with the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR guaranties under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship-owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third-party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, including California, Washington and Alaska, require state specific COFR and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the vessels we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil or hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages caused to parties even when we have not acted negligently.

Environmental regulation—other environmental initiatives.

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $7.2 million plus approximately $1,005 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $143 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or the EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG, the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes).

The United States Clean Water Act (or the Clean Water Act) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination

System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.

The EPA appealed this decision to the Ninth Circuit Court of Appeals, which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into United States waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in U.S. waters.

Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.

Since 2009, several environmental groups and industry associations filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases have not yet been resolved.

In Norway, the Norwegian Pollution Control Authority (or NPD) requires the installation of volatile organic compound emissions equipment (or VOC equipment) on most shuttle tankers serving the Norwegian continental shelf.

The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications of our vessels trading in EU ports are necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition to the costs of such modifications to the relevant vessels in our fleet, which we estimate will total approximately $17.6 million, operating costs of the vessels will increase as LSMGO is more expensive than HFO that is currently in use. In most cases, these additional operating costs will be passed on to the charterers. Given that some equipment modification kits relating to LSMGO are not yet available, there is uncertainty as to how EU member states may enforce the regulations, and several industry associations and groups have appealed to the EU on the need for a grace period before enforcement.

Vessel security regulation

The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

Shuttle tanker, FSO unit and FPSO unit regulation

Our shuttle tankers primarily operate in the North Sea. In addition to the regulations imposed by the IMO, countries having jurisdiction over North Sea areas impose regulatory requirements in connection with operations in those areas, including HSE in the United Kingdom and NPD in Norway. These regulatory requirements, together with additional requirements imposed by operators in North Sea oil fields, require that we make further expenditures for sophisticated equipment, reporting and redundancy systems on our shuttle tankers and for the training of seagoing staff. Additional regulations and requirements may be adopted or imposed that could limit our ability to do business or further increase the cost of doing business in the North Sea. In Brazil, Petrobras serves in a regulatory capacity and has adopted standards similar to those in the North Sea.

Taxation of the Company

The following discussion is a summary of the principal United States, Bermudian, Marshall Islands, Norwegian and Spanish tax laws applicable to us. The following discussion of tax matters, as well as the conclusions regarding certain issues of tax law that are reflected in such discussion, are based on current law. No assurance can be given that changes in or interpretation of existing laws will not occur or will not be retroactive or that anticipated future factual matters and circumstances will in fact occur. Our views have no binding effect or official status of any kind, and no assurance can be given that the conclusions discussed below would be sustained if challenged by taxing authorities.

United States taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect or are subject to different interpretations.

Taxation of operating income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

We have made special U.S. tax elections in respect of some of our vessel-owning or vessel-operating subsidiaries that are or may be engaged in activities that give rise to U.S. Source International Transportation Income. Other subsidiaries that are engaged in activities that may give rise to U.S. Source International Transportation Income rely on our ability to claim exemption under Section 883 of the Code (the Section 883 Exemption).

The Section 883 exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. Our subsidiary Teekay Offshore and certain of our other indirect subsidiaries currently are unable to claim The Section 883 Exemption. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests (or the Ownership Test) described in the Final Section 883 Regulations and it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Ownership Test described in the Section 883 Regulations. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of the Section 883 of the Code and the Treasury Regulations thereunder. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this prospectus will permit us to continue to qualify for the Section 883 Exemption.

The net basis tax and branch profits tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% gross basis tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2008 and 2009, we estimate the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $11.3 million and less than $8 million, respectively. In addition, we estimate that our subsidiaries unable to claim the Section 883 Exemption will be subject to less than $1.0 million in the aggregate of U.S. federal income tax on the U.S. Source portion of their U.S. Source International Transportation Income.

Marshall Islands and Bermudian Taxation

We believe that neither we nor our subsidiaries will be subject to taxation under the laws of The Marshall Islands or Bermuda, or that distributions by our subsidiaries to us will be subject to any taxes under the laws of such countries.

Norwegian taxation

The following discussion is based upon the current tax laws of the Kingdom of Norway and regulations, the Norwegian tax administrative practice and judicial decisions thereunder, all as in effect as of the date of this Annual Report and subject to possible changes on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Norwegian income tax considerations applicable to us.

Our Norwegian subsidiaries are subject to taxation in Norway on their income regardless of where the income is derived. The Norwegian corporate income tax rate is 28%.

Taxation of Norwegian Subsidiaries Engaged in Business Activities. All of our Norwegian subsidiaries (limited liability companies) are subject to regular Norwegian taxation on their world wide income. The generally applicable Norwegian income tax rate is 28%. Generally, a Norwegian resident company is taxed on its income realized for tax purposes. The starting point for calculating taxable income is the company’s income as shown on its annual financial statements, calculated under generally accepted accounting principles and as adjusted for tax purposes. Gross income will include capital gains, interest, dividends from certain corporations and foreign exchange gains.

The Norwegian companies also are taxed on any gains resulting from the sale of assets. The gain on depreciable assets is taken into income for Norwegian tax purposes at a rate of 20% per year on a declining balance basis.

Norway does not allow consolidation of the income of companies in a corporate group for Norwegian tax purposes. However, a company within a group of companies that is ultimately owned more than 90% by a single company can transfer its Norwegian taxable income to another Norwegian resident company in the group by making a transfer to the other company (this is referred to as making a “group contribution”). The ultimate parent in the corporate group can be a foreign company, but both the contributing and receiving company must be taxable to Norway.

Group contributions are deductible for the contributing company for tax purposes and are included in the taxable income of the receiving company in the income year in which the contribution is made. Group contributions are subject to the same rules as dividend distributions under the Norwegian Limited Liability Companies Act. In other words, group contributions are restricted to the amount that is available to distribute as dividends for corporate law purposes.

Taxation of Controlled Foreign Corporations. Norwegian companies are also taxable on certain income earned by controlled foreign corporations (or CFCs) resident in low tax countries. A CFC for these purposes is a foreign resident company in which 50% or more of the shares or capital is owned or controlled by Norwegian resident companies or individuals. A country is a low tax country if the CFC’s income tax on profits is less than two-thirds of the Norwegian tax that would apply if the company was resident in Norway. Income earned by a CFC is directly included in the taxable income of its Norwegian parent. Norwegian CFC taxation is not imposed if the foreign company is resident in a low tax country with which Norway has concluded a tax treaty, unless the income that the foreign company earns is mainly of a passive nature. Also, Norwegian CFC taxation is not imposed if the foreign company is resident in a country within the European Economic Area, and it is proved that the foreign company is genuinely established and performs genuine business activities in the relevant country within the European Economic Area.

Taxation of Foreign Companies and Permanent Establishments. Foreign registered companies are subject to Norwegian world wide taxation if the company’s place of effective management is situated in Norway (Norwegian resident companies). Furthermore, foreign resident companies are taxable in Norway on business activities performed through a permanent establishment in Norway. Foreign resident companies engaged in activities related to the exploration or exploitation of subsoil petroleum on the Norwegian continental shelf are taxable in Norway under domestic law according to the Norwegian Petroleum Tax Act. The same applies to foreign companies participating in partnerships engaged in activities on the Norwegian continental shelf.

Taxation of Dividends. Generally, only 3% of dividends received by a Norwegian resident company are taxable under the Norwegian participation exemption (at the standard rate of

28%). The participation exemption rule does not apply to dividends from companies resident outside the European Economic Area if (a) the country of residence is a low-tax country or (b) the ownership of shares in the distributing company is considered to be a “portfolio investment” (i.e. less than 10% share ownership or less than two years continuous ownership period). Nor does the participation exemption rule apply to dividends from companies’ resident within the European Economic Area if (a) the country of residence is a low-tax country and (b) the company is not genuinely established or does not perform genuine business activities in the relevant country within the European Economic Area. Dividends that do not qualify under the participation exemption rule are subject to the general 28% income tax rate when received by the Norwegian resident company, unless an applicable tax treaty provides for a reduced tax rate or an exemption.

Correction Income Tax. Our Norwegian subsidiaries may be subject to a tax, called correction income tax, on their dividend distributions. Norwegian correction tax is levied if a dividend distribution leads to the company’s balance sheet equity at year end being lower than the company’s paid-in share capital (including share premium), plus a calculated amount equal to 72% of the net positive temporary timing differences between the company’s book values and tax values.

As a result, correction tax is effectively levied if dividend distributions result in the company’s financial statement equity for accounting purposes being reduced below its equity calculated for tax purposes (i.e. when dividends are paid out of accounting earnings that have not been subject to taxation in Norway). In addition to dividend distributions, correction tax may also be levied on the partial liquidation of the share capital of the company or if the company makes group contributions that are in excess of taxable income for the year.

Taxation of Interest Paid by Norwegian Entities. Norway does not levy any tax or withholding tax on interest paid by a Norwegian resident company to a company that is not resident in Norway (provided that the interest rate and the debt/equity ratio are based on arms-length principles). Therefore, any interest paid by our Norwegian subsidiaries to companies that are not resident in Norway will not be subject to Norwegian withholding tax.

Taxation on Distributions by Norwegian Entities. Norway levies a 25% withholding tax on non-residents of Norway that receive dividends from a Norwegian resident company. However, the Norwegian withholding tax may be reduced if the recipient of the dividend is resident in a country that has an income tax treaty with Norway. If the recipient of the dividend is a company resident within the European Economic Area, and the recipient is genuinely established and performs genuine business activities in the relevant country, the dividend will be exempt from Norwegian withholding tax. We believe that distributions by our Norwegian subsidiaries will be subject to a reduced amount of Norwegian withholding tax or not be subject to Norwegian withholding tax.

We do not expect that payment of Norwegian income taxes will have a material effect on our results.

Spanish taxation

Spain imposes income taxes on income generated by our majority owned Spanish subsidiary’s shipping related activities at a rate of 30%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities, the Canary Islands Special Ship

Registry (or CISSR) and the Spanish Tonnage Tax Regime (or TTR). As at January 1, 2010, all but two of our vessels operated by our operating Spanish subsidiaries were subject to the TTR.

Under the TTR, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The tax base ranges from 0.20 Euros per day per 100 tonnes to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 30% applies. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities is subject to tax at the generally applicable rate of 30%. If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 30%.

Our two Spanish subsidiary’s vessels which are registered in the CISSR are allowed a credit, equal to 90% of the tax payable on income from the commercial operation of the Canary Islands registered ships, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these vessels. Vessel sales are subject to the full 30% Spanish tax rate. A 12% reinvestment credit it available if the entire gross proceeds from the vessel sale are reinvested in a qualifying asset and if the asset disposed of has been held for a minimum period of one year.

We do not expect Spanish income taxes will have a material effect on our results.

Management

Our directors and executive officers as of the date of this prospectus and their ages as of December 31, 2009 are listed below:

Name	Age	Position

C. Sean Day	60	Director and Chairman of the Board

Bjorn Moller	52	Director, President and Chief Executive Officer

Axel Karlshoej	69	Director and Chair Emeritus

Dr. Ian D. Blackburne	63	Director

James R. Clark	59	Director

Peter S. Janson	62	Director

Thomas Kuo-Yuen Hsu	63	Director

Eileen A. Mercier	62	Director

Tore I. Sandvold	62	Director

Arthur Bensler	52	EVP, Secretary and General Counsel

Bruce Chan	37	President, Teekay Tanker Services, a division of Teekay

Peter Evensen	51	EVP and Chief Strategy Officer

David Glendinning	55	President, Teekay Gas Services and Offshore, a division of Teekay

Kenneth Hvid	41	President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay

Vincent Lok	41	EVP and Chief Financial Officer

Peter Lytzen	52	President, Teekay Petrojarl ASA, a subsidiary of Teekay

Lois Nahirney	46	EVP, Corporate Resources

Graham Westgarth	55	President, Teekay Marine Services, a division of Teekay

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as a Teekay director since 1998 and as our Chairman of the Board since September 1999. Mr. Day has also served as Chairman of Teekay GP L.L.C., the general partner of Teekay LNG, since its formation in November 2004, Chairman of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore, since its formation in August 2006, and Chairman of Teekay Tankers since its formation in October 2007. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to Navios, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat

Limited, the parent company of Resolute Investments, Ltd., our largest stockholder, to oversee its investments including that in the Teekay group of companies.

Bjorn Moller became a Teekay director and our President and Chief Executive Officer in April 1998. Mr. Moller has served as Vice Chairman and a Director of Teekay GP L.L.C. since its formation in November 2004, Vice Chairman and a Director of Teekay Offshore GP L.L.C. since its formation in November 2004, and as the Chief Executive Officer and a director of Teekay Tankers since its formation in October 2007. Mr. Moller has over 25 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since December 2006 and on the Board of the American Petroleum Institute since 2000. He has served in senior management positions with Teekay for more than 15 years and has headed our overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed our global chartering operations and business development activities.

Axel Karlshoej has served as a Teekay director since 1989 and was Chairman of the Teekay Board from June 1994 to September 1999, and has been Chairman Emeritus since stepping down as Chairman. Mr. Karlshoej is President and serves on the compensation committee of Nordic Industries, a California general construction firm with which he has served for the past 30 years. He is the older brother of the late J. Torben Karlshoej, Teekay’s founder. Please read “Certain relationships and related party transactions.”

Dr. Ian D. Blackburne has served as a Teekay director since 2000. Mr. Blackburne has over 25 years of experience in petroleum refining and marketing, and in March 2000 he retired as Managing Director and Chief Executive Officer of Caltex Australia Limited, a large petroleum refining and marketing conglomerate based in Australia. He is currently serving as Chairman of CSR Limited and is a director of Suncorp-Metway Ltd. and Symbion Health Limited (formerly Mayne Group Limited), Australian public companies in the diversified industrial and financial sectors. Dr. Blackburne is also the Chairman of the Australian Nuclear Science and Technology Organization.

James R. Clark has served as a Teekay director since 2006. Mr. Clark was President and Chief Operating Officer of Baker Hughes Incorporated from February 2004 until his retirement in January 2008. Previously, he was Vice President, Marketing and Technology from 2003 to 2004, having joined Baker Hughes Incorporated in 2001 as Vice President and President of Baker Petrolite Corporation. Mr. Clark was President and Chief Executive Officer of Consolidated Equipment Companies, Inc. from 2000 to 2001 and President of Sperry-Sun, a Halliburton company, from 1996 to 1999. He has also held financial, operational and leadership positions with FMC Corporation, Schlumberger Limited and Grace Energy Corporation. Mr. Clark also serves on the Board of Incorporate Members of Dallas Theological Seminary and is a Trustee of the Center for Christian Growth, both in Dallas, Texas.

Peter S. Janson has served as a Teekay director since 2005. From 1999 to 2002, Mr. Janson was the Chief Executive Officer of Amec Inc. (formerly Agra Inc.), a publicly traded engineering and construction company. From 1986 to 1994 he served as the President and Chief Executive Officer of Canadian operations for Asea Brown Boveri Inc., a company for which he also served as Chief Executive Officer for U.S. operations from 1996 to 1999. Mr. Janson has also served as a member of the Business Round Table in the United States, and as a member of the National Advisory Board on Sciences and Technology in Canada. He is a director of Terra Industries Inc and IEC Holden Inc.

Thomas Kuo-Yuen Hsu has served as a Teekay director since 1993. He is presently a director of, CNC Industries, an affiliate of the Expedo Group of Companies that manages a fleet of six vessels of 70,000 dwt. He has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Please read “Certain relationships and related party transactions.”

Eileen A. Mercier has served as a Teekay director since 2000. She has over 37 years’ experience in a wide variety of financial and strategic planning positions, including Senior Vice President and Chief Financial Officer for Abitibi-Price Inc. from 1990 to 1995. She formed her own management consulting company, Finvoy Management Inc. and acted as president from 1995 to 2003. She currently serves as Chairman of the Ontario Teachers’ Pension Plan, director for ING Bank of Canada and York University, and as a director and audit committee member for CGI Group Inc. and ING Canada Inc.

Tore I. Sandvold has served as a Teekay director since 2003. He has over 30 years’ experience in the oil and energy industry. From 1973 to 1987 he served in the Norwegian Ministry of Industry, Oil & Energy in a variety of positions in the areas of domestic and international energy policy. From 1987 to 1990 he served as the Counselor for Energy in the Norwegian Embassy in Washington, D.C. From 1990 to 2001 Mr. Sandvold served as Director General of the Norwegian Ministry of Oil & Energy, with overall responsibility for Norway’s national and international oil and gas policy. From 2001 to 2002 he served as Chairman of the Board of Petoro, the Norwegian state-owned oil company that is the largest oil asset manager on the Norwegian continental shelf. From 2002 to the present, Mr. Sandvold, through his company, Sandvold Energy AS, has acted as advisor to companies and advisory bodies in the energy industry. Mr. Sandvold serves on other boards, including those of Schlumberger Limited., E. on Ruhrgas Norge AS, Lambert Energy Advisory Ltd., University of Stavanger, Offshore Northern Seas, and the Energy Policy Foundation of Norway.

Arthur Bensler joined Teekay in September 1998 as General Counsel. He was promoted to the position of Vice President in March 2002 and became our Corporate Secretary in May 2003. He was appointed Senior Vice President in February 2004 and Executive Vice President in January 2006. Prior to joining Teekay, Mr. Bensler was a partner in a large Vancouver, Canada, law firm, where he practiced corporate, commercial and maritime law from 1986 until joining Teekay.

Bruce Chan joined Teekay in September 1995.  Since then, in addition to spending a year in Teekay’s London office, Mr. Chan has held a number of finance and accounting positions with the Company, including Vice President, Strategic Development from February 2004 until his promotion to the position of Senior Vice President, Corporate Resources in September 2005. In April 2008, Mr. Chan was appointed President of the Company’s Teekay Tanker Services division, which is responsible for the commercial management of Teekay’s conventional crude oil and product tanker transportation services. Prior to joining Teekay, Mr. Chan worked as a Chartered Accountant in the Vancouver, Canada office of Ernst & Young LLP.

Peter Evensen joined Teekay in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Financial Officer in February 2004 and was appointed Executive Vice President and Chief Strategy Officer in November 2006. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since its formation in November 2004 and as a director of Teekay GP L.L.C. since January 2005. Mr. Evensen has served as the Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. since 2006, and as Executive Vice President and a director of Teekay Tankers since October 2007. Mr. Evensen has over 20 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

David Glendinning joined Teekay in January 1987.  Since then, he has held a number of senior positions, including service as Vice President, Marine and Commercial Operations from January 1995 until his promotion to Senior Vice President, Customer Relations and Marine Project Development in February 1999. In November 2003, Mr. Glendinning was appointed President of our Teekay Gas Services division, which is responsible for our initiatives in the LNG business and other areas of gas activity. Prior to joining Teekay, Mr. Glendinning, who is a Master Mariner, had 18 years of sea service on oil tankers of various types and sizes.

Kenneth Hvid joined Teekay in October 2000 and was responsible for leading our global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of our Teekay Navion Shuttle Tankers and Offshore division. In this role he is responsible for our global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid has 18 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong.

Vincent Lok has served as Teekay’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004, and Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.

Peter Lytzen joined Teekay Petrojarl as President and Chief Executive Officer in August 2007. Mr. Lytzen’s experience includes over 20 years in the oil and gas industry and he joined Teekay Petrojarl from Maersk Contractors, where he most recently served as Vice President of Production. In this role, he held overall responsibility for Maersk Contractors’ technical tendering, construction and operation of FPSO and other offshore production solutions. He first joined Maersk in 1987 and held progressively responsible positions throughout the organization.

Lois Nahirney joined Teekay in August 2008, and is responsible for shore-based Human Resources, Corporate Communications, Corporate Services, and IT. Ms. Nahirney brings to the role more than 25 years of global experience as a senior executive and consultant in human resources, strategy, organization change, and information systems. Prior to joining Teekay, she served as the acting Chief Human Resources Officer of BC Hydro in Vancouver, Canada, and was a partner with Western Management Consultants.

Graham Westgarth joined Teekay in February 1999 as Vice President, Marine Operations. He was promoted to the position of Senior Vice President, Marine Operations in December 1999. In November 2003 Mr. Westgarth was appointed President of our Teekay Marine Services division, which is responsible for all of our marine and technical operations, as well as marketing a range of services and products to third parties, such as marine consulting services. He has extensive shipping industry experience. Prior to joining Teekay, Mr. Westgarth was General Manager of Maersk Company (UK), where he joined as Master in 1987. He has 36 years of industry experience, which includes 18 years’ sea service, with five years in a command position. In November 2009, Mr. Westgarth was elected Chairman of INTERTANKO, or the International Association of Independent Tanker Owners.

Certain relationships and related party transactions

Teekay and certain of its subsidiaries have relationships or are parties to transactions with other Teekay subsidiaries, including Teekay’s publicly-traded subsidiaries Teekay LNG, Teekay Offshore and Teekay Tankers. Certain of these relationships and transactions are described below. The discussion below should be read together with the discussion under the caption “Certain relationships and related party transactions” in Teekay’s Report on Form 6-K for the period ended September 30, 2009.

Our major shareholder

As of December 31, 2009, Resolute Investments Ltd., (or Resolute), owned approximately 42% of our outstanding common stock. The ultimate controlling person of Resolute is Path Spirit Limited (or Path), which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity. One of our directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of our directors, Axel Karlshoej, is among the directors of Path.

Our directors and executive officers

C. Sean Day, the Chairman of Teekay’s board of directors, is also the Chairman of Teekay Tankers, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore) and Teekay GP L.L.C. (the general partner of Teekay LNG). Bjorn Moller, Teekay’s Chief Executive Officer and one of its directors, is also the Chief Executive Officer and a director of Teekay Tankers, as well as a director of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Peter Evensen, Teekay’s Executive Vice President and Chief Strategy Officer, is the Executive Vice President and a director of Teekay Tankers and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. Vincent Lok, Teekay’s Executive Vice President and Chief Financial Officer, is also the Chief Financial Officer of Teekay Tankers.

Because the executive officers of Teekay Tankers and of the general partners of Teekay Offshore and Teekay LNG are employees of Teekay or other of its subsidiaries, their compensation (other than any awards under the respective long-term incentive plans of Teekay Tankers, Teekay Offshore and Teekay LNG) is set and paid by Teekay or such other applicable subsidiaries. Pursuant to agreements with Teekay, each of Teekay Tankers, Teekay Offshore and Teekay LNG have agreed to reimburse Teekay or its applicable subsidiaries for time spent by the executive officers on management matters of such public company subsidiaries. For the nine months ended September 30, 2009, these reimbursement obligations totaled $0.9 million, $1.0 million, and $1.0 million, respectively, for Teekay Tankers, Teekay Offshore and Teekay LNG, and are included in amounts paid as strategic fees under the management agreement for Teekay Tankers and the services agreements for Teekay Offshore and Teekay LNG described below. For 2006, 2007 and 2008, these reimbursement obligations for Teekay Tankers, Teekay Offshore and Teekay LNG totaled $nil, $nil (following Teekay Tankers’ initial public offering in December 2007) and $1.2 million, $0.1 million (following Teekay Offshore’s initial public offering in December 2006), $0.2 million and $1.5 million, and $0.1 million, $0.1 million and $1.5 million, respectively.

Relationships with our public company subsidiaries

Teekay Tankers. Teekay Tankers is a NYSE-listed, Marshall Islands corporation, which we formed to acquire from us a fleet of double-hull oil tankers in connection with Teekay Tanker’s initial public offering in December 2007. Teekay Tanker’s business is to own oil tankers and employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Its operations are managed by our subsidiary, Teekay Tankers Management Services Ltd. As of December 31, 2009, we owned shares of Teekay Tankers’ Class A and Class B common stock that represent an ownership interest of 42.2% and voting power of 51.6% of Teekay Tankers’ outstanding common stock.

Teekay Tankers distributes to its stockholders on a quarterly basis all of its Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of the business. Cash Available for Distribution represents Teekay Tankers’ net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by it from Teekay, prior to their acquisition by Teekay Tankers, for the period when these vessels were owned and operated by Teekay. Teekay received distributions from Teekay Tankers of $32.3 million, for the nine months ended September 30, 2009. Teekay received distributions from Teekay Tankers of $nil and $37.6 million, respectively, with respect to 2007 (following its initial public offering in December 2007) and 2008.

Teekay Offshore and Teekay LNG. Teekay Offshore is a NYSE-listed, Marshall Islands limited partnership, which we formed to further develop our operations in the offshore market. Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. We own and control Teekay Offshore’s general partner, and as of December 31, 2009, we owned a 38.5% limited partner (including common and subordinated units) and a 2% general partner interest in Teekay Offshore. Teekay Offshore owns a majority of its fleet through OPCO, which is owned 51.0% by Teekay Offshore and 49.0% by us.

Teekay LNG is a NYSE-listed, Marshall Islands limited partnership, which we formed to expand our operations in the LNG shipping sector. Teekay LNG is an international provider of marine transportation services for LNG, LPG and crude oil. We own and control Teekay LNG’s general partner, and as of December 31, 2009, we owned a 47.2% limited partner (including common and subordinated units) and a 2% general partner interest in Teekay LNG.

Quarterly cash distributions. We are entitled to distributions on our general and limited partner interests in Teekay Offshore and Teekay LNG, respectively. In general, each of Teekay Offshore and Teekay LNG pays quarterly cash distributions in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive distribution rights” below.

The minimum quarterly distributions for Teekay Offshore and Teekay LNG are $0.35 and $0.4125, respectively. Teekay Offshore and Teekay LNG have been making their respective current quarterly distributions of $0.45 per unit and $0.57 per unit since the third quarter of 2008.

Teekay currently holds 9.8 million subordinated units of Teekay Offshore and 7.4 million subordinated units of Teekay LNG. At the end of the respective subordination periods for Teekay Offshore and Teekay LNG, the subordinated units will convert into common units on a one-for-one basis and begin participating pro rata with the other common units in distributions of available cash. Generally, the subordination period will extend until the first day of any quarter, beginning after December 31, 2009 (for Teekay Offshore) and March 31, 2010 (for Teekay LNG), that Teekay Offshore or Teekay LNG, as applicable, meet each of the following tests:

•	distributions of available cash from “operating surplus” on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three, consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

We anticipate that, pending confirmation of results for the quarters ended December 31, 2009 and March 31, 2010, the subordination periods for Teekay Offshore and Teekay LNG, respectively, will end at their earliest permitted dates under the tests described above.

If all of the subordinated units of Teekay Offshore or Teekay LNG are converted to common units, Teekay Offshore or Teekay LNG, as applicable, would pay distributions in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until Teekay Offshore or Teekay LNG, as applicable, distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive distribution rights” below.

Incentive distribution rights. The general partner of each of Teekay Offshore and Teekay LNG is also entitled to distributions payable with respect to incentive distribution rights. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	Teekay Offshore or Teekay LNG has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	Teekay Offshore or Teekay LNG has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, Teekay Offshore or Teekay LNG, as applicable, will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder has received a total of $0.4025 (Teekay Offshore) or $0.4625 (Teekay LNG) per unit for that quarter;

•	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.4375 (Teekay Offshore) or $0.5375 (Teekay LNG) per unit for that quarter;

•	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.525 (Teekay Offshore) or $0.65 (Teekay LNG) per unit for that quarter; and

•	thereafter, 50% to all unitholders and 50% to the general partner.

Teekay received total distributions, including incentive distributions, from Teekay Offshore of $7.2 million, $7.2 million and $7.4 million, respectively, with respect to the first three quarters of 2009. Teekay received total distributions, including incentive distributions, from Teekay Offshore of $0.6 million (following Teekay Offshore’s initial public offering in December 2006), $17.7 million and $25.1 million, respectively, with respect 2006, 2007 and 2008. Teekay received total distributions, including incentive distributions, from Teekay LNG of $16.0 million with respect to each of the first three quarters of 2009. Teekay received total distributions, including incentive distributions, from Teekay LNG of $44.7 million, $50.9 million and $61.1 million, respectively, with respect 2006, 2007 and 2008. Please refer to above for discussion of total distributions received from Teekay Tankers.

Competition with Teekay Tankers, Teekay Offshore and Teekay LNG

Teekay has entered into an omnibus agreement with Teekay LNG, Teekay Offshore and related parties governing, among other things, when Teekay, Teekay LNG, and Teekay Offshore may compete with each other and providing for rights of first offer on the transfer or rechartering of certain LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units. Subject to applicable exceptions, the omnibus agreement generally provides that (a) neither Teekay nor Teekay LNG will own or operate offshore vessels (i.e. dynamically positioned shuttle tankers, FSOs and FPSOs) that are subject to contracts with a duration of three years or more, excluding extension options, (b) neither Teekay nor Teekay Offshore will own or operate LNG carriers and (c) neither Teekay LNG nor Teekay Offshore will own or operate crude oil tankers.

In addition, Teekay Tankers has agreed that Teekay may pursue business opportunities attractive to both parties and of which either party becomes aware. These business opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.

Sales of vessels and project interests by Teekay to Teekay Tankers, Teekay Offshore and Teekay LNG

From time to time Teekay has sold to Teekay Tankers, Teekay Offshore and Teekay LNG vessels or interests in vessel owning subsidiaries or joint ventures. These transactions include those described under “Management’s discussion and analysis of financial condition and results of operations.”

Teekay currently has committed to the following vessel transactions with its public company subsidiaries:

•	To sell to Teekay LNG a 33% interest in the Angola LNG Project.

•	To sell to Teekay LNG for a total cost of approximately $94 million two technically advanced 12,000-cubic meter multi-gas newbuildings capable of carrying LNG, LPG or ethylene. This sale will occur upon delivery and purchase by Teekay of these vessels, which is scheduled for the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to I.M. Skaugen ASA.

•	To sell to Teekay Offshore existing FPSO units of Teekay Petrojarl that were servicing contracts in excess of three years in length as of July 9, 2008, the date on which Teekay Corporation acquired 100% of Teekay Petrojarl. Teekay Offshore, at its election, may acquire these units at any time until July 9, 2010. The purchase price for any such existing FPSO units would be its fair market value plus any additional tax or other similar costs to Teekay Petrojarl that would be required to transfer the offshore vessels to Teekay Offshore.

•	To offer to Teekay Tankers a Suezmax tanker prior to June 18, 2010. The purchase price for the vessel would be its fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations.

For additional information, please read “Management’s discussion and analysis of financial condition and results of operations—Significant developments in 2008 and 2009.”

Time chartering arrangements

Teekay charters in from or out to its public company subsidiaries certain vessels, including the following charter arrangements:

•	Nine of OPCO’s conventional tankers are chartered out to Teekay subsidiaries under long-term time charters. Two of OPCO’s shuttle tankers are chartered out to Teekay subsidiaries under long-term bareboat charters. Pursuant to these charter contracts, OPCO earned voyage revenues of $85.3 million for the nine months ended September 30, 2009, and $25.9 million, $142.6 million and $159.3 million, respectively, for 2006 (following Teekay Offshore’s initial public offering in December 2006), 2007 and 2008.

•	From December 2008 to June 2009, OPCO entered into a bareboat charter contract to in-charter one shuttle tanker from a subsidiary Teekay. Pursuant to the charter contract, OPCO incurred time-charter hire expenses of $3.4 million for the nine months ended September 30, 2009.

•	During 2009, two of OPCO’s shuttle tankers were employed on single-voyage charters with a subsidiary of Teekay. Pursuant to these charter contracts, OPCO earned voyage revenues of $11.3 million, respectively, for the nine months ended September 30, 2009.

•	From August 2008, Teekay has been chartering in from Teekay Tankers the tanker Nassau Spirit under a fixed-rate time charter currently scheduled to expire in August 2010. Teekay Tankers earned revenues of $10.4 million during the nine months ended September 30, 2009, and $4.9 million for 2008 under this time-charter contract.

Services, management and pooling arrangements

Services agreements. In connection with their initial public offerings in May 2005 and December 2006, respectively, and subsequent thereto, Teekay LNG and Teekay Offshore and certain of their subsidiaries have entered into services agreements with certain other subsidiaries of Teekay, pursuant to which the other Teekay subsidiaries provide to Teekay LNG, Teekay Offshore and their subsidiaries administrative, advisory and technical and ship management services. These services are provided in a commercially reasonably manner and upon the reasonable request of the general partner or subsidiaries of Teekay LNG or Teekay Offshore, as applicable. The other Teekay subsidiaries that are parties to the services agreements provide these services directly or subcontract for certain of these services with other entities, including other Teekay subsidiaries. Teekay LNG and Teekay Offshore pay arm’s-length fees for the services that include reimbursement of the reasonable cost of any direct and indirect expenses the other Teekay subsidiaries incur in providing these services. During the nine months ended September 30, 2009, Teekay LNG and Teekay Offshore incurred $27.4 million and $29.6 million, respectively, for these services. During 2006, 2007 and 2008, Teekay LNG and Teekay Offshore incurred $4.8 million, $18.2 million and $29.5 million, and $21.6 million (following Teekay Offshore’s initial public offering in December 2006), $52.7 million and $50.3 million, respectively, for these services.

Management agreement. In connection with its initial public offering, Teekay Tankers entered into the long-term management agreement with Teekay Tankers Management Services Ltd., a subsidiary of Teekay (the Manager). Subject to certain limited termination rights, the initial term of the management agreement will expire on December 31, 2022. If not terminated, the agreement will automatically renew for five-year periods. Termination fees are required for early termination by Teekay Tankers under certain circumstances. Pursuant to the management agreement, the Manager provides to Teekay Tankers the following types of services: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). The Manager has agreed to use its best efforts to provide these services upon Teekay Tankers’ request in a commercially reasonable manner and may provide these services directly to Teekay Tankers or subcontract for certain of these services with other entities, primarily other Teekay subsidiaries.

In return for services under the management agreement, Teekay Tankers pays the Manager an agreed-upon fee for commercial services (other than for Teekay Tankers vessels participating in pooling arrangements), a technical services fee equal to the average rate Teekay charges third parties to technically manage their vessels of a similar size, and fees for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. During the nine months ended September 30, 2009, Teekay Tankers incurred $4.2 million for these services. During 2007 and 2008, Teekay Tankers incurred $0.1 million (following its initial public offering in December 2007) and $5.8 million, respectively, for these services. The management agreement also provides for the payment of a performance fee in order to provide the Manager an incentive to increase cash available for distribution to Teekay Tankers’ stockholders. Teekay Tankers incurred no performance fees for the nine months ended September 30, 2009. During 2007 and 2008, Teekay Tankers incurred $nil (following its initial public offering in December 2007) and $1.4 million, respectively, for performance fees.

Pooling arrangements. Certain Aframax and Suezmax tankers of Teekay Tankers participate in vessel pooling arrangements managed by other Teekay subsidiaries. The pool managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of Teekay Tankers’ vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Teekay Tankers incurred pool management fees during the nine months ended September 30, 2009 of $1.1 million. Teekay Tankers incurred pool management fees during 2007 and 2008 of $0.1 million (following its initial public offering in December 2007) and $2.2 million, respectively.

Description of other indebtedness

The following is a summary of our primary indebtedness.

Our long-term credit facilities and term loans

As of September 30, 2009, we had 13 long-term revolving credit facilities available (or the Revolvers), which, as at such date, provided for borrowings of up to $3.3 billion, of which $1.3 billion was undrawn. Interest payments are based on LIBOR plus margins, which ranged between 0.45% and 0.95% as of September 30, 2009. At September 30, 2009, the three-month LIBOR was 0.30%. The total amount available under the Revolvers reduced by $74.0 million for the fourth quarter of 2009 and will reduce by $173.0 million (2010), $205.8 million (2011), $313.8 million (2012), $596.3 million (2013) and $1.9 billion (thereafter). Please read “Management’s discussion and analysis of financial condition and results of operations—Commitments and contingencies.” The Revolvers are collateralized by first-priority mortgages granted on 62 of our vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The 8.875% Senior Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. Concurrently with this offering we are commencing the Tender Offer for all outstanding 8.875% Senior Notes. Please read “Summary — Refinancing transaction.”

As of September 30, 2009, we had 15 U.S. Dollar-denominated term loans outstanding, which totaled $1.9 billion. Certain of the term loans with a total outstanding principal balance of $491.0 million as at September 30, 2009, bear interest at a weighted-average fixed rate of 5.19%. Interest payments on the remaining term loans are based on LIBOR plus margins that which ranged between 0.30% and 3.25% as of September 30, 2009. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding financed thereby, and 14 of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 30 of our vessels, together with certain other related security. In addition, at September 30, 2009, all but $137.7 million of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

We have two Euro-denominated term loans outstanding, which, as at September 30, 2009, totaled 290.1 million Euros ($424.8 million). We repay the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. As of September 30, 2009, the margins ranged between 0.60% and 0.66% and the one-month EURIBOR was 0.44%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of our vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

We have two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at September 30, 2009, totaled $15.1 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

In October 2009, Teekay LNG entered into a new credit facility that will be secured by three LPG and two multigas newbuildings to be acquired from I.M. Skaugen ASA, including two LPG carriers that were delivered in April and November 2009, respectively. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after the drawdown date of each vessel. The loan bears interest based on LIBOR plus 2.75% and requires quarterly principal repayments and a balloon payment at maturity.

In November 2009, Teekay Offshore entered into a new $260 million revolving credit facility secured by the Petrojarl Varg FPSO unit, which Teekay Offshore acquired from Teekay in September 2009. The credit facility matures in 2013 and bears interest based on LIBOR plus 3.25%. The facility requires quarterly reductions and is guaranteed by Teekay Offshore. In addition, Teekay guarantees $65 million of the $135 million balloon payment. This guarantee will terminate if the charterer of the FPSO unit exercises its option, prior to June 30, 2012, to extend the contract term.

Teekay Nakilat (III) Corporation owns a 40% interest in the RasGas 3 Joint Venture. The RasGas 3 Joint Venture owns four LNG carriers which delivered during 2008. As at September 30, 2009, Teekay Nakilat (III) Corporation has a term loan outstanding in the amount of $846.9 million, of which our 40% share is $338.8 million. A portion of the loan bears interest at a fixed rate of 5.36% and the remaining portion of the loan bears interest based on LIBOR plus 0.9%. The facility requires quarterly principal repayments and a balloon repayment at maturity, which occurs in 2020.

In December 2007, a consortium in which we have a 33% ownership interest, agreed to charter four LNG newbuildings for a period of 20 years to the Angola LNG Project. As at September 30, 2009, MiNT LNG I-IV, Ltd. had a term loan outstanding in the amount of $177.9 million, of which our 33% share is $58.7 million and is guaranteed by Teekay until such time as each vessel delivers. Interest payments on the loan are based on LIBOR plus margins. Quarterly principal repayments will commence three months after delivery of the vessels, with a balloon payment due at maturity, 12 years after the delivery dates. Deliveries of the vessels are scheduled between August 2011 and January 2012.

Interest rates noted above do not reflect the effect of related interest rate swaps that we use to reduce our exposure to market risk from changes in interest rates. For additional information about these interest rate swaps, please read “Management’s discussion and analysis of financial condition and results of operations—Quantitative and qualitative disclosure about market risk—Interest rate risk.”

Covenants in our revolving credit facilities and term loans include those that restrict our ability to, among other things:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change our ownership or structure, including through mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey our assets;

•	make certain investments; and

•	enter into a new line of business.

Our long-term debt agreements also generally provide for maintenance of minimum financial covenants and certain loan agreements require the maintenance of vessel market value-to-loan ratios. Certain loan agreements require that a minimum level of free cash which, as at September 30, 2009, was $100.0 million. Certain of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, representing at least 7.5% of total debt. As at September 30, 2009, this amount was $233.4 million. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. We were in compliance with our debt covenants as at December 31, 2009.

Our capital leases and restricted cash

Suezmax tankers. As at September 30, 2009, Teekay LNG was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, Teekay LNG is required to purchase these vessels after the end of their respective lease terms for fixed prices by assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by Teekay LNG. As at September 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $227.6 million, including imputed interest of $30.2 million, repayable as follows: $6.0 million (fourth quarter of 2009), $23.7 million (2010) and $197.9 million (2011).

RasGas II LNG Carriers. As at September 30, 2009, Teekay LNG was a party, as lessee, to 30-year capital lease arrangements for the three RasGas II LNG Carriers that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the non-controlling interest’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee.

Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after- tax margin. At inception of the leases our best estimate of the fair value of the guarantee liability was $18.6 million. During 2008, Teekay LNG agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.9 million as at September 30, 2009. Teekay LNG’s carrying amount of this tax indemnification is $9.3 million as at September 30, 2009. Both amounts are included as part of other long-term liabilities in the consolidated balance sheets included in this prospectus. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, Teekay LNG may terminate the lease arrangements at any time. If the lease arrangements terminate, Teekay LNG will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2009, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $0.6 billion, repayable as follows: $6.0 million (fourth quarter of 2009), $24.0 million (each of 2010, 2011, 2012 and 2013) and $953.1 million (thereafter).

Spanish-flagged LNG carrier. As at September 30, 2009, Teekay LNG was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, Teekay LNG will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at September 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($171.8 million), including imputed interest of 10.2 million Euros ($14.9 million), repayable as follows: 25.7 million Euros ($37.5 million) (fourth quarter of 2009), 26.9 million Euros ($39.4 million) (2010) and 64.8 million Euros ($94.9 million) (2011).

FPSO Units. As at September 30, 2009, we were a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by us, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, we will receive rental rebates; if actual interest rates are less than 8% per annum, we will be required to pay rentals in excess of the Defeased Rental Payments.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

Restricted cash. Under the terms of the capital leases for the four LNG carriers described above, Teekay LNG is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from Teekay LNG’s joint venture partner.

As at September 30, 2009, the amount of restricted cash on deposit for the three RasGas II LNG Carriers and the Spanish-flagged LNG Carrier was $480.4 million and 108.6 million Euros ($159.1 million), respectively. As at September 30, 2009, the weighted-average interest rates earned on the deposits for the RasGas II LNG Carriers and the Spanish-flagged LNG Carrier were 0.7% and 5.0%, respectively.

Description of notes

In this section, “Teekay” or the “Company” means Teekay Corporation and not any of its subsidiaries. The notes will be issued by Teekay pursuant to an indenture between Teekay and The Bank of New York Mellon Trust Company, N.A., as trustee. You may obtain a copy of the indenture from Teekay upon request. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part.

The indenture is subject to and governed by the U.S. Trust Indenture Act of 1939. The statements under this section of this prospectus are summaries of the material terms and provisions of the indenture and the notes. They do not purport to be complete and are qualified in their entirety by reference to all the provisions in the indenture. Therefore, we urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Definitions relating to certain capitalized terms are set forth under “—Certain definitions” and throughout this description. Capitalized terms that are used but not otherwise defined in this description have the meanings ascribed to them in the indenture.

General

The notes:

•	are general unsecured obligations of Teekay;

•	rank equally and ratably in right of payment with all existing and future unsecured senior debt of Teekay;

•	are senior in right of payment to all existing and future subordinated debt of Teekay;

•	are effectively subordinated to all of Teekay’s secured debt to the extent of the collateral securing such debt; and

•	are effectively subordinated to all existing and future debt and other liabilities and commitments of Teekay’s subsidiaries because Teekay is a holding company and the notes will not be guaranteed by any of its subsidiaries.

The indenture does not put any limitation on Teekay and its subsidiaries to incur debt.

Our consolidated debt

As of September 30, 2009 and after giving effect to this offering and the proposed application of the net offering proceeds to (a) purchase all of the outstanding 8.875% Senior Notes in the Tender Offer and (b) repay a portion of our outstanding debt under one of our revolving credit facilities as described in “Use of proceeds,” we would have had approximately $5.3 billion of debt on a consolidated basis, of which:

•	$450 million would be direct obligations of Teekay Corporation, none of which are secured by assets of Teekay Corporation or guaranteed by Teekay subsidiaries; and

•	$4.8 billion would be direct obligations of Teekay subsidiaries (including obligations under capital leases secured by $627 million of restricted cash deposits)

•	none of which are secured by assets of Teekay Corporation;

•	all of which are secured by assets of Teekay subsidiaries (including the $627 million of restricted cash deposits); and

•	$2.0 billion of which are guaranteed by Teekay Corporation (including obligations under capital leases secured by $470 million of restricted cash deposits).

In addition to our consolidated debt, as of September 30, 2009, our total proportionate interest in debt of joint ventures we do not control was $398 million, of which Teekay Corporation has guaranteed $58.7 million and which otherwise is non-recourse to us.

If less than all of our 8.875% Senior Notes are purchased pursuant to the Tender Offer, Teekay Corporation’s senior unsecured debt will be higher.

Teekay Parent debt

As of September 30, 2009 and after giving effect to this offering and the proposed application of the net offering proceeds as described in “Use of proceeds,” Teekay Parent would have had approximately $1.3 billion of debt, of which:

•	$450 million would be direct obligations of Teekay Corporation, none of which are secured by assets of Teekay Corporation or guaranteed by Teekay subsidiaries; and

•	$813 million would be direct obligations of subsidiaries within Teekay Parent;

•	none of which are secured by assets of, but all of which is guaranteed by, Teekay Corporation; and

•	all of which are secured by assets of subsidiaries within Teekay Parent.

Principal, maturity and interest

Teekay will issue up to $450 million aggregate principal amount of notes. The indenture provides for the issuance of an unlimited amount of additional notes having identical terms and conditions to the notes. The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Teekay will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on          , 2020.

Interest on the notes will accrue at the rate of     % per annum and will be payable semi-annually in arrears on           and          , commencing on           , 2010. Teekay will make each interest payment to the holders of record on the immediately preceding           and           .

Interest on the notes will accrue from          , 2010 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional redemption

At Teekay’s option, Teekay may redeem the notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below), plus 50 basis points, plus, in each case, accrued and unpaid interest to the redemption date. For this purpose, the following terms have the following meanings:

“Treasury Yield” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means J.P. Morgan Securities Inc. or its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by Teekay.

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities Inc. and any other primary U.S. Government securities dealer in New York City (a Primary Treasury Dealer) designated by, and not affiliated with, J.P. Morgan Securities Inc., provided however, that if J.P. Morgan Securities Inc. or any of its designees shall cease to be a Primary Treasury Dealer, Teekay will appoint another Primary Treasury Dealer as a substitute for such entity and (ii) any other Primary Treasury Dealer selected by Teekay.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

At least 30 days but not more than 60 days before the relevant redemption date, Teekay will send notice of redemption to each holder of notes to be redeemed. If less than all of the notes are to be redeemed, the trustee will select, by such method as it will deem fair and appropriate, the notes to be redeemed in whole or in part.

Unless Teekay defaults in payment of the redemption price, no interest will accrue on the notes called for redemption for the period from and after the redemption date.

Redemption with proceeds from equity offerings

At any time or from time to time prior to          , 2013, Teekay, at its option, may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to     % of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the Redemption Date; provided that (1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 60 days of the date of the closing of any such Qualified Equity Offering.

Redemption for changes in withholding taxes

The notes will be subject to redemption in whole, but not in part, at the option of Teekay, at any time at 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Redemption Date, and any other amounts owed to the holders of the notes under the terms of the indenture or the notes, if (i) Teekay becomes obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts as a result of any generally applicable change in the laws or regulations of a Taxing Jurisdiction which becomes effective after the date of issuance of any of the outstanding notes and (ii) Teekay cannot avoid its obligations to pay such Additional Amounts by taking reasonable measures available to Teekay. However, any such notice of redemption must be given within 60 calendar days of the earliest date on which Teekay would be obligated to pay such Additional Amounts if a payment in respect of the notes were then due. Prior to the giving of any notice of redemption described in this paragraph, Teekay will deliver to the trustee an officer’s certificate stating that Teekay is entitled to redeem the notes in accordance with the terms in the indenture and stating the facts relating to such redemption. Please read “—Additional amounts.”

Mandatory redemption; tender offers; open market purchases

Except as set forth below under “Covenants—Repurchase of notes upon a Change of Control Triggering Event,” Teekay is not required to make sinking fund payments or mandatory redemption payments prior to maturity with respect to the notes.

Teekay may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

Covenants

Repurchase of notes upon a Change of Control Triggering Event

The indenture provides that upon the occurrence of a Change of Control Triggering Event and unless Teekay has exercised its right to redeem all of the notes as described under “—Optional redemption,” each holder of notes will have the right to require Teekay to repurchase such holder’s notes, in whole or in part, in denominations of $2,000 and integral multiples of $1,000 in excess thereof, at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the indenture. A “Change of Control” also constitutes an event of default under several of Teekay’s other debt agreements. There can be no assurance that Teekay will have sufficient funds to pay the purchase price referred to above at the time of the Change of Control Triggering Event. The existence of a holder’s right to require Teekay to repurchase notes upon the occurrence of a Change of Control Triggering Event may deter a third party from acquiring Teekay in a transaction which would constitute a Change of Control.

The definition of “Change of Control” in “—Certain definitions” below includes the failure to have continuing directors comprising a majority of the board of directors. In a recent decision, the Delaware Court of Chancery raised the possibility that a change of control occurring as a result of a failure to have continuing directors comprising a majority of the board of directors may be unenforceable on public policy grounds.

Consolidation, merger and sale of assets

Teekay may not, in a single transaction or a series of related transactions:

(1) consolidate with or merge with or into any other person or permit any other person to consolidate with or merge with or into Teekay; or

(2) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets;

unless, in the case of clauses (1) or (2) of this covenant:

(a) in a transaction in which Teekay does not survive or in which Teekay sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Teekay is organized under (i) the laws of the United States or any State thereof or the District of Columbia, (ii) the laws of the Republic of The Marshall Islands, (iii) the laws of the Commonwealth of the Bahamas, (iv) the laws of the Bermuda Islands, (v) the laws of the Republic of Liberia or (vi) the laws of any other country recognized by the United States of America and which, in the case of any of events under subclause (i), (ii), (iii), (iv), (v) or (vi) of this subclause (a), shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of Teekay’s obligations under the indenture;

(b) immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(c) certain other conditions are met.

Although there is limited case law interpreting the phrase “substantially all” in the context of a sale of all or substantially all of a person’s assets, there is no precise, established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of Teekay’s assets.

Limitation on liens

Teekay may not create, incur, assume or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any present or future Relevant Debt of Teekay without making effective provision for securing the notes:

(1) in the event such debt is pari passu with the notes, equally and ratably with such debt as to such property or assets for so long as such debt will be so secured; or

(2) in the event such debt is subordinate in right of payment to the notes, prior to such debt as to such property or assets for so long as such debt will be so secured.

The term “Relevant Debt” shall be defined in the indenture as meaning any debt for borrowed money in the form of bonds, notes, debentures or other debt securities issued by way of public offering or private placement, including any guarantee or indemnity given in respect of debt of any third party for money borrowed in the form of bonds, notes, debentures or other debt securities issued by way of a public offering or private placement, but, for greater clarity, shall not include loans (or collateral debt securities relating to such loans) made by banks or other financial institutions, customers or strategic partners.

Payments for consent

Teekay may not, and may not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Provision of financial information

Whether or not Teekay is then subject to Section 13(a) or 15(d) of the Exchange Act, Teekay will furnish to the trustee and the holders, so long as the notes are outstanding:

(1) within 120 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2) within 120 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3) at or prior to such times at would be required to be filed or furnished to the SEC if Teekay was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that Teekay would have been required pursuant thereto;

provided, however, that if Teekay ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act and whether or not Teekay is then subject to Section 13(a) or 15(d) of the Exchange Act, Teekay will furnish to the trustee and the holders, so long as any notes are outstanding, within (1) if Teekay is then subject to Section 13(a) or 15(d) of the Exchange Act, 30 days of the respective dates on which Teekay is required to file such documents pursuant to the Exchange Act, or (2) if Teekay is not then subject to Section 13(a) or 15(d) under the Exchange Act, the applicable time periods described above with respect to quarterly, annual and other reports and information, all reports and other information that would be required to be filed with or furnished to the SEC pursuant Section 13(a) or 15(d) of the Exchange Act if it were required to file such documents under the Exchange Act.

In addition, whether or not required by the rules and regulations of the SEC, Teekay will electronically file or furnish, as the case may be, a copy of all such information and reports with the SEC for public availability within the time periods specified above (unless the SEC will not accept such a filing). Notwithstanding the foregoing, Teekay will be deemed to have furnished such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if Teekay has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

Additional amounts

All payments made by Teekay under or with respect to the notes will be made free and clear of, and without withholding or deduction for or an account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (hereinafter Taxes) imposed or levied by or on behalf of any Taxing Jurisdiction, unless Teekay is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If Teekay is so required to withhold or deduct any amount of interest for or on account of Taxes from any payment made under or with respect to the notes, Teekay will pay such additional amounts of interest (Additional Amounts) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that Teekay will not pay Additional Amounts in connection with any Taxes that are imposed due to any of the following (Excluded Additional Amounts):

(1) the holder or beneficial owner has some connection with the Taxing Jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the taxing jurisdiction);

(2) any tax imposed on, or measured by net income;

(3) the holder or beneficial owner fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the Taxing Jurisdiction, if (A) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax duty assessment or other governmental charge, (B) the holder or beneficial owner is able to comply with such requirements without undue hardship and (C) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty shall apply, Teekay has notified such holder that such holder will be required to comply with such requirements;

(4) the holder fails to present (where presentation is required) its note within 30 calendar days after Teekay has made available to the holder a payment of principal or interest, provided that Teekay will pay Additional Amounts which a holder would have been entitled to had the note owned by such holder been presented on any day (including the last day) within such 30-day period;

(5) any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

(6) where any Additional Amounts are imposed on a payment on the notes to an individual and are required to be made pursuant to European Union Directive 2003/48/EC or any other directive implementing the conclusions of the Economic and Financial Council of Ministers of the member states of the European Union (ECOFIN) Council meeting of November 26-27, 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such directive; or

(7) where the holder or beneficial owner could avoid any Additional Amounts by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent located in a Member State of the European Union.

Teekay will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Teekay will furnish to the holders of the notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts (if available) evidencing such payment by Teekay.

Teekay will indemnify and hold harmless each holder for the amount (other than Excluded Additional Amounts) of (1) any Taxes not withheld or deducted by Teekay and levied or imposed by a Taxing Jurisdiction and paid by such holder as a result of payments made under or with respect to the notes, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed by a Taxing Jurisdiction with respect to any reimbursement under clause (1) or (2) of this paragraph.

At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if Teekay is aware that it will be obligated to pay Additional Amounts with respect to such payment, Teekay will deliver to the trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information necessary to enable the trustee to pay such Additional Amounts to holders on the payment date. Whenever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any note, such mention (except where expressly mentioned) shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Teekay will pay any stamp, administrative, court, documentary, excise or property taxes arising in a Taxing Jurisdiction in connection with the Additional Amounts and will indemnify the holders of the notes for any such taxes paid by the holders of the notes.

Events of default

The following events are defined as “Events of Default” in the indenture:

(1) Teekay defaults in the payment of principal of (or premium, if any, on) any notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2) Teekay defaults in the payment of interest on any notes when the same become due and payable, and such default continues for a period of 30 days;

(3) Teekay defaults in the payment of the principal and interest (and premium, if any) on notes required to be purchased upon the occurrence of a Change of Control Triggering Event when due and payable;

(4) Teekay defaults in the performance of or breaches any other covenant, warranty or agreement of Teekay in the indenture or under the notes and such default or breach continues for a period of 60 consecutive days (90 days in the case of a Reporting Failure) after the date on which Teekay receives written notice, which notice specifies such default or breach and requires Teekay to remedy such default or breach, and which notice has been given to Teekay by the trustee or by the holders of at least 25% in aggregate principal amount of the notes;

(5) there occurs with respect to any issue or issues of other Debt of Teekay or any of its Subsidiaries having an outstanding aggregate principal amount of $50 million or more for all such issues of all such Persons, whether such Debt now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its Stated Maturity and such Debt has not been discharged in full or such acceleration has not been rescinded or annulled (by cure, waiver or otherwise) within 60 days of such acceleration; provided, however, that any secured Debt in excess of the limits set forth above shall be deemed to have been declared due and payable if the lender in respect thereof takes any action to enforce a security interest against, or an assignment of, or to collect on, seize, dispose of or apply any assets of Teekay or its Subsidiaries (including lock-box and other similar arrangements) securing such Debt, or to set off against any bank account of Teekay or its Subsidiaries in excess of $50 million;

(6) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Teekay or any Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $50 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(7) Teekay or any Subsidiary shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against Teekay or any Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 60 days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or Teekay or any Subsidiary shall take any corporate action to authorize any of the actions set forth above in this subsection (7); or

(8) Teekay and/or one or more Subsidiaries fails to make at the final (but not any interim) fixed maturity of one or more issues of Debt principal payments aggregating $50 million or more and all such defaulted payments shall not have been made, waived or extended within 60 days of the payment default that causes the aggregate amount described in this clause (8) to exceed $50 million.

If an Event of Default (other than an Event of Default specified in clause (7) above) occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Teekay (and to the trustee if such notice is given by the holders (the Acceleration Notice)), may, and the trustee at the request of such holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) or (8) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event triggering such Event of Default pursuant to clause (5) or (8) shall be remedied or cured by Teekay and/or the relevant Subsidiaries or waived by the holders of the relevant Debt within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7) above occurs, all unpaid principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the outstanding notes, by written notice to Teekay and to the trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(1) Teekay has paid or deposited with the trustee a sum sufficient to pay (A) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (B) all overdue interest on all notes, (C) the principal of and premium, if any, on, any notes that have become due otherwise than by such declaration or occurrence of acceleration and interest thereon at the rate prescribed therefor by such notes, and (D) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate prescribed therefor by such notes;

(2) all existing Events of Default, other than the non-payment of the principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(3) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

For information as to the waiver of defaults, please read “—Modification and waiver.”

The holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture or that may expose the trustee to personal liability. A holder may not pursue any remedy with respect to the indenture or the notes unless:

(1) the holder gives to the trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4) the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes do not give the trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment on or after the due dates expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The indenture requires certain officers of Teekay to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of Teekay and its Subsidiaries and Teekay’s and its Subsidiaries’ performance under the indenture and that Teekay has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Teekay is also obligated to notify the trustee of any default or defaults in the performance of any covenants or agreements under the indenture.

Defeasance

Defeasance and discharge

The indenture provides that Teekay will be deemed to have paid and will be discharged from any and all obligations in respect of the notes and the provisions of the indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust), on the 123rd day after the date referred to below if, among other things:

(1) Teekay has deposited with the trustee, in trust, money and/or U.S. Government Securities that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indentures and the notes;

(2) Teekay has delivered to the trustee (A) either (i) an Opinion of Counsel to the effect that holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of Teekay’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by copy of) a ruling of the U.S. Internal Revenue Service to the same effect or based upon a change in applicable U.S. federal income tax law after the date of the indenture or (ii) a ruling directed to the trustee received from the U.S. Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and, after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

(3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Teekay is a party or by which Teekay is bound; and

(4) if at such time the notes are listed on a national securities exchange, Teekay has delivered to the trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

Defeasance of certain covenants and certain events of default

The indenture provides that certain provisions of the indenture will no longer be in effect upon, among other things, the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the indenture and the notes, the satisfaction of the provisions described in clauses (2)(B), (3) and (4) of the preceding paragraph and the delivery by Teekay to the trustee of an Opinion of Counsel to the effect that, among other things, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and certain other events of default

In the event Teekay exercises its option to omit compliance with certain covenants and provisions of the indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, Teekay will remain liable for such payments.

Modification and waiver

Modifications and amendments of the indenture may be made by Teekay and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of, or premium, if any, or interest on, any note;

(3) change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

(5) reduce the percentage of aggregate principal amount of outstanding notes the consent of whose holders is necessary to modify or amend the indenture;

(6) modify any provisions of the indenture relating to the modification and amendment of the indenture, except as otherwise specified in the indenture; or

(7) reduce the percentage of aggregate principal amount of outstanding notes, the consent of whose holders is necessary for waiver of compliance with certain provisions of such indenture or for waiver of certain defaults.

No personal liability of incorporators, shareholders, officers, directors or employees

The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on, any of the notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Teekay in the indenture, or in any of the notes, or because of the creation of any Debt represented thereby, shall be had against any incorporator, shareholder, officer, director, employee, Affiliate or controlling person of Teekay or of any successor person thereof. Each holder, by accepting such notes, waives and releases all such liability.

The trustee

The trustee under the indenture is the registrar and paying agent with regard to the notes. The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Governing law

The indenture is governed by the laws of the State of New York.

Consent to jurisdiction and service

Teekay has irrevocably appointed Watson, Farley & Williams, New York, New York, as its agent for service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City and have submitted to such jurisdiction.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

“Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Capital Stock” is defined to mean, with respect to any person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such person’s capital stock or ownership interests, whether outstanding prior to or issued after the date of the indenture, including, without limitation, all common stock and preferred stock.

“Capitalized Lease” is defined to mean, as applied to any person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person; and “Capitalized Lease Obligation” is defined to mean the rental obligations, as aforesaid, under such lease.

“Change of Control” is defined to mean such time as:

(1) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934), other than any Permitted Holder or Permitted Holders, becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act and including by reason of any change in the ultimate “beneficial ownership” of the Capital Stock of Teekay) of more than 50% of the total voting power of the Voting Stock of Teekay (calculated on a fully diluted basis); or

(2) individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors of Teekay (together with any new directors whose election by such board of directors or whose nomination for election was approved by a vote of at least two-thirds of the members of such board of directors then still in office who either were members of such board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least 50% of the members of such board of directors then in office.

“Change of Control Triggering Event” is defined to mean the occurrence of a Change of Control and a Rating Decline.

“Currency Agreement” is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Teekay or any of its Subsidiaries against fluctuations in currency values to or under which Teekay or any of its Subsidiaries is a party or a beneficiary on the date of this indenture or becomes a party or a beneficiary thereafter.

“Debt” is defined to mean, with respect to any person at any date of determination (without duplication):

(1) all debt of such person for borrowed money;

(2) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

(4) all obligations of such person to pay the deferred purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery thereto or the completion of such services, except trade payables;

(5) all obligations of such person as lessee under Capitalized Leases;

(6) all Debt of persons other than such person secured by a Lien on any asset of such person, whether or not such Debt is assumed by such person; provided that the amount of such Debt shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Debt;

(7) all Debt of persons other than such person guaranteed by such person to the extent such Debt is guaranteed by such person; and

(8) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Debt of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that the amount outstanding at any time of any Debt issued with original issue discount is the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP; and provided further that Debt shall not include any liability for federal, state, local, foreign or other taxes.

“Default” is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Equity Interests” of any person means any class of Equity Interests of such person that, by its terms, or by the terms of any related agreement or of any security into or for which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the notes; provided, however, that any class of Equity Interests of such person that, by its terms, authorizes such person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable into or for Disqualified Equity Interests or Debt, will not be deemed to be Disqualified Equity Interests so long as such person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require Teekay to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the 91st day after the final maturity date of the notes shall not constitute Disqualified Equity Interests if the change of control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Repurchase of notes upon a Change of Control Triggering Event,” and such Equity Interests specifically provide that Teekay will not redeem any such Equity Interests pursuant to such provisions prior to Teekay’s purchase of the notes as required pursuant to the provisions described under “—Repurchase of notes upon a change of control triggering event.”

“Equity Interests” of any person means (1) any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such person.

“Event of Default” has the meaning set forth under “—Events of default.”

“GAAP” is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

“Governing Board Members” means the individuals serving as members of the protectorate or governing boards of (x) the Trust or its trustee or (y) if the individuals serving as members of the protectorate or governing boards of the Trust or its trustee immediately prior to any restructuring or dissolution of the Trust or any transfer of Capital Stock of Teekay held directly or indirectly thereby represent at least a majority of the members of the protectorate or governing board of the Trust (or trustee thereof) or other entity replacing the Trust as a direct or indirect owner of all, or substantially all, of the Capital Stock of Teekay held directly or indirectly by the Trust immediately prior to such restructuring, dissolution or transfer, such replacement trust (or its trustee) or entity, together with any new members whose election or appointment was approved by at least two-thirds of the members of such board.

“Gradation” is defined to mean a gradation within a Rating Category or a change to another Rating Category, which shall include:

(1) “+” and “−” in the case of S&P’s current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation);

(2) 1 and 2 in the case of Moody’s current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or

(3) the equivalent in respect of successor Rating Categories of S&P or Moody’s or Rating Categories used by Rating Agencies other than S&P and Moody’s.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect Teekay or any of its Subsidiaries against fluctuations in interest rates to or under which Teekay or any of its Subsidiaries is a party or a beneficiary on the date hereof or becomes a party or a beneficiary hereafter.

“Investment Grade” is defined to mean:

(1) BBB− or above in the case of S&P (or its equivalent under any successor Rating Categories of S&P);

(2) Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s); and

(3) the equivalent in respect of the Rating Categories of any Rating Agencies substituted for S&P or Moody’s.

“Kattegat” means Kattegat Limited, a Bermudian exempt company, which on the date of the indenture is wholly owned by the Trust.

“Lien” is defined to mean any mortgage, lien, pledge, security interest, encumbrance or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

“Moody’s” is defined to mean Moody’s Investors Service, Inc. and its successors.

“Path” means Path Spirit Limited, an English company limited by guarantee which is the trust protector of the Trust.

“Permitted Holder” is defined to mean the Trust, a majority of the Governing Board Members (each in his or her capacity as a Governing Board Member), or any other entity (including Resolute, Kattegat and Path), more than 50% of the total voting power of the Voting Stock or other controlling interests of which is, at the time of any transfer of Capital Stock of Teekay by the Trust or any such other entity, “beneficially owned” by the Trust or by a majority of the Governing Board Members (each in his or her capacity as a Governing Board Member).

“Qualified Equity Interests” of any person is defined to mean Equity Interests of such person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of such person or financed, directly or indirectly, using funds (1) borrowed from such person or any Subsidiary of such person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such person or any Subsidiary of such person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of Teekay.

“Qualified Equity Offering” is defined to mean the issuance and sale of Qualified Equity Interests of Teekay to persons other than any person who is, prior to such issuance and sale, an Affiliate of Teekay which proceeds are contributed to Teekay; provided, however, that cash proceeds therefrom equal to not less than the redemption price of the notes to be redeemed are received by Teekay as a capital contribution immediately prior to such redemption.

“Rating Agencies” is defined to mean:

(1) S&P and Moody’s; or

(2) if S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by Teekay, which will be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” is defined to mean:

(1) with respect to S&P, any of the following categories (any of which may include a “+” or “− “): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);

(2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

(3) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

“Rating Decline” is defined to mean that at any time within 90 days (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or of the intention of Teekay or of any person to effect a Change of Control, the rating of the notes is decreased by both Rating Agencies by one or more Gradations and the rating by such Rating Agencies on the notes following such downgrade is below Investment Grade.

“Redemption Date,” when used with respect to any note to be redeemed, is defined to mean the date fixed for such redemption by or pursuant to the indenture.

“Reporting Failure” means the failure of Teekay to file with or furnish to the SEC and furnish to the trustee and noteholders, as applicable, within the time periods specified in “Covenants-Provision of financial information” (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the reports and information which Teekay may be required to file with or furnish to the SEC pursuant to such provision.

“Resolute” is defined to mean Resolute Investments, Ltd., a Bermudian exempt company, which on the date of the indenture is wholly owned by Kattegat.

“S&P” is defined to mean Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and its successors.

“Stated Maturity” is defined to mean with respect to any note or any installment of principal or of interest on such note, the date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable.

“Subsidiary” is defined to mean, with respect to Teekay, any business entity of which more than 50% of the outstanding Voting Stock is owned directly or indirectly by Teekay and one or more other Subsidiaries of Teekay.

“Taxing Jurisdiction” is defined to mean the Republic of The Marshall Islands or any jurisdiction from or through which payment on the notes is made, or any political subdivision thereof, or any authority or agency therein or thereof having power to tax.

“Trust” is defined to mean The Kattegat Trust, a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees (Bermuda) Limited.

“U.S. Government Securities” is defined to mean securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust receipts or other evidence of indebtedness of a direct claim upon the instrument described above and money market mutual funds that invest solely in such securities.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote in the election of the board of directors or similar governing body of such person.

Book-entry; delivery and form; global securities

The notes will be issued in the form of one or more global securities, in definitive, fully registered form without interest coupons, each of which we refer to as a “global security.” Each such global security will be deposited with the trustee as custodian for The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC.

Investors may hold their interests in a global security directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Except in the limited circumstances described below, holders of notes represented by interests in a global security will not be entitled to receive their notes in fully registered certificated form.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (participants) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests

Upon the issuance of each global security, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global security to the accounts of participants. Ownership of beneficial interests in each global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global security other than participants). When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant.

So long as DTC or its nominee is the registered holder and owner of a global security, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global security for all purposes under the indenture, the notes and applicable law. Except as set forth below, owners of beneficial interests in a global security will not be entitled to receive certificated notes and will not be considered to be the owners or holders of any debt securities represented by the global security. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global security desires to take any actions that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture. Because DTC can only act on behalf of participants, who in turn act on behalf of others, the ability of a person having a beneficial interest in a global security to pledge that interest to persons that do not participate in the DTC system, or otherwise to take actions in respect of that interest, may be impaired by the lack of a physical certificate representing that interest.

All payments on the notes represented by a global security registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global security.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts for customers registered in the names of nominees for such customers. These payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

It is DTC’s current practice, upon receipt of any payment of principal, interest, redemption prices, distributions or liquidation amounts, to credit direct participants’ accounts proportionately on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the beneficial owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

Unless and until it is exchanged in whole or in part for certificated debt securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in each global security among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the underwriters nor the trustee will have any responsibility for the performance or nonperformance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section of this prospectus concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for this information.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (Euroclear Participants), and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the Euroclear Operator), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the Cooperative).

All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly. The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law. These Terms and Conditions govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. the Euroclear Operator acts under the Terms and Conditions only on behalf of the Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants. Distributions of principal and interest with respect to notes held through Euroclear will be credited to the case accounts of Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by the U.S. depository for Euroclear.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC will be linked indirectly to Clearstream and Euroclear through the DTC accounts of their respective U.S. depositaries.

Clearstream

Clearstream has advised us that it is a limited liability company organized under Luxembourg law. Clearstream holds securities for its participating organization (Clearstream Participants), and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic bookentry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates.

Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and security lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg and as such is subject to regulations by the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, and may include the underwriters. Indirect access to Clearstream also is available to other institutions that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedure to the extent received by the U.S. depositary for Clearstream.

Exchange of global securities

The notes represented by a global security will be exchangeable for certificated securities in fully registered form with the same terms only if:

DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered or in good standing under the Exchange Act and we do not appoint a successor depositary within 90 days; or we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; and a default under the indenture occurs and is continuing.

Certain United States federal income tax considerations

The following discussion summarizes certain U.S. federal income tax considerations and, in the case of a non-U.S. holder (as defined below), certain estate tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (or the IRS) will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the “issue price” of the notes (i.e., the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as “capital assets” (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	banking, financing and similar institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and investors therein.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership acquiring the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, owning and disposing of the notes.

In certain circumstances (see “Description of notes—Optional redemption and—Change of control”), we may elect to or be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying these additional amounts as causing the notes to be treated as contingent payment debt instruments. However, additional income will be recognized if any additional payment is made. It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate and to treat as ordinary interest income any gain realized on the taxable disposition of the note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax consequences to U.S. holders

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of a note, and for U.S. federal income tax purposes you are:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that either is subject to the supervision of a court within the United States and has one or more United States persons with authority to control all of its substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

The following discussion assumes that you have not made the election to include all interest that accrues on a note in gross income on a constant yield basis (as described below under “Stated interest and OID on the notes”).

Stated interest and OID on the notes

Stated interest on a note generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

The notes may be issued with original issue discount (or OID) for U.S. federal income tax purposes. The amount of OID is equal to the excess of a note’s “stated redemption price at maturity” over its issue price (as defined above). The stated redemption price at maturity of a note is the sum of all payments required to be made on the note other than payments of “qualified stated interest” (i.e., generally, stated interest that is unconditionally payable in money at least annually). All of the stated interest on a note should constitute qualified stated interest and therefore the stated redemption price at maturity of a note should be its stated principal amount. If the notes are issued with OID, then regardless of your method of tax accounting, you will be required to accrue OID on a constant yield basis and include the accruals in gross income (as ordinary income) in advance of the receipt of cash attributable to that income.

The amount of OID allocable to an accrual period is equal to the difference between (1) the product of the “adjusted issue price” of the note at the beginning of the accrual period and its yield to maturity (determined on the basis of a compounding assumption that reflects the length of the accrual period) and (2) the amount of any qualified stated interest allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods. The “yield to maturity” of a note is the interest rate that, when used to compute the present value of all payments to be made on the note, produces an amount equal to the issue price of the note. Under these rules, you generally must include in income increasingly greater amounts of OID in successive accrual periods.

You may elect, subject to certain limitations, to include all interest that accrues on a note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest and OID. When applying the constant yield method to a note for which this election has been made, the issue price of a note will equal your basis in the note immediately after its acquisition and the issue date of the note will be the date of its acquisition by you. This election generally will apply only to the note with respect to which it is made and may not be revoked without IRS consent.

Interest paid, and OID accrued, on the notes, generally will be foreign source income and, depending on your circumstances, treated as either “passive” or “general” category income for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Disposition of notes

You generally will recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between your adjusted tax basis in the note and the proceeds you receive (excluding any proceeds attributable to accrued but unpaid stated interest, which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note generally will equal the amount you paid for the note, increased by the amount of any OID you have previously included in income (including any accrued OID for the taxable year that includes the disposition). The gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts generally are subject to a reduced rate of U.S. federal income tax. Capital gain or loss on the sale or other taxable disposition of a note generally will be treated as U.S. source gain or loss, as applicable, for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding

In general, information reporting will apply to all payments of interest (including any OID) on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, notes held by you unless you are an exempt recipient, such as a corporation. Backup withholding may apply to these payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or you otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a refund or a credit against your U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Tax consequences to non-U.S. holders

A non-U.S. holder is a beneficial owner of notes (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

Interest on the notes

Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax or withholding tax on payments of interest (including any OID) to you if you are not engaged in a U.S. trade or business. If you are engaged in a U.S. trade or business, payments of interest (including OID) to you generally will be subject to U.S. federal income tax in the same manner as if you were a U.S. holder to the extent those payments constitute income effectively connected with the conduct by you of that trade or business. However, you may be exempt from taxation under an income tax treaty if the income represented by those payments is not attributable to a U.S. permanent establishment maintained by you.

Disposition of notes

The U.S. federal income taxation of any gain resulting from the disposition by you of the notes generally will be the same as described above regarding interest on the notes. However, if you are an individual present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met, you may be subject to tax at a 30% rate on gain resulting from the disposition of the notes which may be offset by U.S. source capital losses.

U.S. Estate Tax Considerations

For purposes of U.S. federal estate tax, the notes will be treated as situated outside the United States and will not be includible in the gross estate of a non-U.S. holder at the time of death.

Information reporting and backup withholding

Information reporting and backup withholding generally will not apply to payments of interest (including any OID) on notes held by you if such interest is paid outside the United States by a non-U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations) or you properly certify under penalties of perjury as to your non-U.S. status and certain other conditions are met or you otherwise establish an exemption.

Any payment received by you from the sale, redemption or other taxable disposition of a note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless you properly certify under penalties of perjury as to your non-U.S. status and certain other conditions are met or you otherwise establish an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds of the sale, redemption or other taxable disposition of a note effected outside the United States by a non-U.S. office of a broker. However, if the broker is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), information reporting will apply to the payment of the proceeds of a sale, redemption or other taxable disposition of a note effected outside the United States unless the broker has documentary evidence in its records that you are a non-U.S. holder and certain other conditions are met. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES IN YOUR PARTICULAR CIRCUMSTANCES.

Non-United States tax considerations

Marshall Islands tax considerations

The following discussion is based upon the current laws of the Republic of The Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the offering, will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law no taxes or withholding will be imposed by the Republic of The Marshall Islands on the notes. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the acquisition, ownership or disposition by such persons of the notes. Such persons also will not be required by the Republic of The Marshall Islands to file a tax return in connection with the acquisition, ownership or disposition by such persons of the notes.

It is the responsibility of each noteholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including The Marshall Islands, of an investment in the notes. Accordingly, each prospective noteholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each noteholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such noteholder.

Investment by employee benefit plans

The purchase of the notes by an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (or ERISA), and the Code is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction excise taxes (and other consequences) imposed by Section 4975 of the Code. Other employee benefit plans may be subject to provisions under U.S. federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, Similar Laws). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (or IRAs) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether the purchase of the notes is authorized by the appropriate governing instrument and is a proper investment for the plan. Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan unless an exemption is available. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (or PTCEs) that may apply to the acquisition and holding of the notes. These class exemptions include PTCE 84-14 which applies to transactions involving plan assets managed by independent qualified professional asset managers, PTCE 90-1 which applies to insurance company pooled separate accounts, PTCE 91-38 which applies to bank collective investment funds, PTCE 95-60 which applies to life insurance company general accounts, and PTCE 96-23 which applies to transactions involving plan assets managed by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In addition, an IRA that is involved in a prohibited transaction can lose its tax-deferred status.

Plan fiduciaries contemplating a purchase of the notes should consult with their own counsel regarding the consequences under ERISA, the Code and other Similar Laws in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriters	Principal amount

J.P. Morgan Securities Inc.	$
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.
DnB NOR Markets, Inc.
ING Financial Markets LLC
Scotia Capital (USA) Inc.

Total		$450,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to     % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to     % of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us

Per note	%

In the underwriting agreement, we have agreed that:

•	We will not offer or sell any of our debt securities (other than the notes) for a period of 90 days after the date of this prospectus without the prior consent of J.P. Morgan Securities Inc.

•	We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are new issues of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market making at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 20031711EC and includes any relevant implementing measure in each Relevant Member State.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

In connection with this offering of the notes, the underwriters may engage in overallotments, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the U.S. Securities Exchange Act of 1934, as amended (or the Exchange Act). Overallotment involves sales in excess of the offering size, which creates a short position for the underwriter. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes, as applicable. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If any of the underwriters engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, exclusive of the underwriting discount, will be approximately $1.3 million.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisor.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Affiliates of J.P. Morgan Securities Inc. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. BNP Paribas Securities Corp., DnB NOR Markets, Inc., ING Financial Markets LLC and Scotia Capital (USA) Inc. are lenders under our revolving credit facilities. Affiliates of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. BNP Paribas Securities Corp., ING Financial Markets LLC and Scotia Capital (USA) Inc. are lenders under the revolving credit facility which we intend to partially repay with a portion of the net proceeds of this offering. In addition, J.P. Morgan Securities Inc., one of the underwriters in this offering, together with its affiliates, beneficially owns more than 5% of the issued and outstanding common stock of Teekay (most of which is owned in a fiduciary capacity for others) and is the sole dealer manager in connection with the tender offer with respect to all of our outstanding 8.875% Senior Notes.

Service of process and enforcement of civil liabilities

Teekay is organized under the laws of the Republic of The Marshall Islands as a corporation. The Republic of The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Many of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside of the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our subsidiaries or our directors or officers or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us or our directors and officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us or our directors and officers or those of our subsidiaries in original actions brought in the Republic of The Marshall Islands, based on these laws.

Legal matters

The validity of the notes under New York law and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to New York and Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, who may rely upon the opinion of Watson, Farley & Williams (New York) LLP, for all matters of Marshall Islands law. Certain matters will be passed upon for the underwriters by Vinson & Elkins LLP.

Experts

The consolidated financial statements of Teekay appearing elsewhere in this prospectus as at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of Teekay Corporation’s internal controls over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included and incorporated by reference therein. Such financial statements are, and any audited financial statements to be included in subsequently filed documents will be, included or incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the SEC), given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934 (or the Exchange Act) from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2008;

•	all subsequent Annual Reports on Form 20-F filed prior to the termination of this offering;

•	our Reports on Form 6-K furnished to the SEC on August 28, October 1, and December 16, 2009, respectively; and

•	all subsequent Reports on Form 6-K furnished prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at www.teekay.com, or by writing or calling us at the following address:

Teekay Corporation
4th Floor, Belvedere Building
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
Attention: Corporate Secretary
Telephone: (441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

Industry and market data

Each of CRSL, IMA and RS Platou has provided us with industry statistical and graphical information contained in the sections of this prospectus entitled “Summary—Industry overview” and “Business—Industry overview” relating to the oil tanker industry and demand and orders for FPSO and FSO units, respectively. We believe that, and act as if, the information provided by CRSL, IMA and RS Platou is accurate in all material respects. Each of CRSL, IMA and RS Platou has advised us that this information is drawn from its respective database and other sources and that: (a) some information in their respective databases is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in their respective databases; and (c) while they each have taken reasonable care in the compilation of their respective statistical and graphical information and believe it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Expenses

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee	$32,085
Legal fees and expenses	600,000
Accounting fees and expenses	200,000
Printing costs	150,000
Rating agency fees	280,000
Trustee fees and expenses	15,000
Miscellaneous	22,915

Total	$1,300,000

Appendix A

Glossary of terms

Aframax tanker	An oil tanker generally between 80,000 and 120,000 dwt in size. Certain external statistical compilations define an “Aframax tanker” slightly differently, some as high as 125,000 dwt and others as low at 70,000 dwt. External data used in this prospectus has been adjusted so that the definition is consistent throughout.

Bareboat charter	A charter in which the customer (the charterer) pays a fixed daily rate for a fixed period of time for the full use of the vessel and becomes responsible for all crewing, management and navigation of the vessel and the expenses therefor.

Bunker fuel	Any hydrocarbon mineral oil used or intended to be used for the operation or propulsion of a ship.

Charter	The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) a specific voyage or set of voyages.

Chartered in	Vessels to which the operator has access pursuant to a charter. Also commonly referred to as “in-chartered” vessels.

Charterer	The party that charters a vessel.

Commercial management	Management of the employment of a vessel, including marketing the vessel for hire under time charters or under voyage charters in the spot market.

Contract of affreightment	A contract where the vessel operator commits to be available to transport the quantity of cargo requested by the customer from time to time over a specified trade route within a given period of time.

Deepwater	Water with depths of more than 1,000 feet.

Double-hull	Hull construction technique by which a ship has an inner and outer hull, separated by void space, usually several feet in width.

Drydock	A dock that may be drained of water to allow for the inspection and repair of a ship’s hull.

Dwt	Deadweight, a measure of oil tanker carrying capacity, usually in tonnes, based upon weight of cargo and other items necessary to submerge the vessel to its maximum permitted draft.

EBITDA	Earnings before interest, taxes, depreciation and amortization.

Forward freight agreement	A derivative instrument that provides for the sale of a contracted charter rate along a specified route and period of time. The instrument settles in cash based on the difference between the contracted charter rate and the average rate of an identified index.

FPSO unit	Floating production, storage and offloading unit. An FPSO unit is a type of floating tank system designed to process and store crude oil.

An FPSO unit typically has onboard the capability to carry out the oil separation process, obviating the need for such facilities to be located on the fixed platform. The processed oil is periodically offloaded onto shuttle tankers or ocean-going barges for transport to shore.

FSO unit	Floating storage and offtake unit. An FSO unit is an oil tanker that has been moored in an oil field and modified to store oil.

GAAP	Accounting principles generally accepted in the United States.

General and administrative expenses	Employment costs of shore staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire rate	The agreed sum or rate to be paid by the customer for the use of the vessel.

Lightering	Conveying cargo with another vessel known as a “lighter” from a ship to shore or vessel.

Liquefaction	The process of liquefying natural gas.

LNG	Liquefied natural gas.

LNG carrier	A tank ship designed for transporting liquefied natural gas.

Long-term charter	A charter for a term three years or more.

LPG	Liquefied petroleum gas.

LPG carrier	A tank ship designed for transporting liquefied petroleum gas.

Newbuilding	A new vessel under construction.

OECD	Organisation for Economic co-operation and Development.

Off-hire	The time during which a vessel is not available for service.

Pooling arrangement	Arrangements that enable participating vessels to combine their revenues. Pools are administered by a pool manager that secures employment for the participating vessels.

Product tanker	A vessel designed to carry a variety of liquid products varying from crude oil to clean or refined petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Scrapping	The process by which a vessel is stripped of equipment and broken up, generally for reprocessing of its steel.

Ship-equivalent basis	A weighted-average calculation method, used in this prospectus, based on the relative value of vessels in our fleet.

Short-term charter	A charter for a term less than three years.

Shuttle tanker	A dynamically-positioned vessel generally between 80,000 and 150,000 dwt in size that contains sophisticated equipment designed to transport oil from offshore production platforms or FPSO units or FSO units to onshore storage and refinery facilities, often in harsh weather conditions.

Spot market	The market for chartering a vessel for single voyages.

Suezmax tanker	A vessel with capacity ranging from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Teekay Parent	Teekay Parent includes all the assets, liabilities, results of operations and cash flows from Teekay Corporation and its non-publicly-traded subsidiaries as more fully described on page 21.

Time charter	A charter in which the customer pays for the use of a vessel’s cargo capacity for a specified period of time. The shipowner provides the vessel with crew, stores and provisions, ready in all aspects to load cargo and proceed on a voyage as directed by the customer. The customer usually pays for bunkering and all voyage-related expenses, including canal tolls and port charges.

Time charter equivalent	Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

VLCC tanker	Very large crude carriers.

Voyage charter	A charter in which the customer pays for the use of a vessel’s cargo capacity for one, or sometimes more than one, voyage between specified ports. Under this type of charter, the shipowner pays all the operating costs of the vessel (including bunker fuel, canal and port charges, pilotage, towage and vessel’s agency) while payment for cargo handling charges are subject of agreement between the parties. Freight is generally paid per unit of cargo, such as a ton, based on an agreed quantity, or as a lump sum irrespective of the quantity loaded.

Teekay Corporation and Subsidiaries

Unaudited consolidated statements of income

	Nine months ended September 30,
	2009	2008
(in thousands of U. S. dollars, except share amounts)	$	$

REVENUES	1,649,392	2,432,123

OPERATING EXPENSES
Voyage expenses	225,253	572,685
Vessel operating expenses (note 16)	437,299	469,517
Time-charter hire expense (note 16)	348,243	445,444
Depreciation and amortization	321,856	312,900
General and administrative (notes 11d and 16)	156,073	184,735
Gain on sale of vessels and equipment—net of write-downs (note 13)	(10,286)	(39,713)
Restructuring charge (note 14a)	12,017	11,180

Total operating expenses	1,490,455	1,956,748

Income from vessel operations	158,937	475,375

OTHER ITEMS
Interest expense (note 16)	(111,505)	(215,139)
Interest income (note 16)	15,894	73,408
Realized and unrealized gain (loss) on non-designated derivative instruments (note 16)	83,066	(125,542)
Equity income (loss) from joint ventures (note 11b)	29,857	(10,780)
Foreign exchange (loss) gain (notes 8 and 16)	(39,900)	8,323
Other income (loss) (note 14b)	8,343	(7,662)

Net income before income taxes	144,692	197,983
Income tax (expense) recovery (note 18)	(12,174)	35,022

Net income	132,518	233,005
Less: Net income attributable to non-controlling interests	(33,902)	(51,587)

Net income attributable to stockholders of Teekay Corporation	98,616	181,418

Per common share of Teekay Corporation (note 17)
• Basic earnings	1.36	2.50
• Diluted earnings	1.35	2.48
• Cash dividends declared	0.94875	0.82500

Weighted average number of common shares outstanding (note 17)
• Basic	72,535,438	72,496,564
• Diluted	72,876,558	73,248,540

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Teekay Corporation and Subsidiaries

Unaudited consolidated balance sheets

	As at	As at
	September 30,	December 31,
	2009	2008
(in thousands of U.S. dollars)	$	$

ASSETS
Current
Cash and cash equivalents (note 8)	495,402	814,165
Restricted cash (note 9)	37,845	35,841
Accounts receivable	180,121	300,462
Vessels held for sale (note 13)	34,637	69,649
Net investment in direct financing leases (note 4)	33,217	22,941
Prepaid expenses	106,550	117,651
Other assets	41,233	33,794

Total current assets	929,005	1,394,503

Restricted cash—long-term (note 9)	615,093	614,715
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,606,647 (2008—$1,351,786)	5,786,648	5,784,597
Vessels under capital leases, at cost, less accumulated amortization of $130,499 (2008—$106,975) (note 9)	908,040	928,795
Advances on newbuilding contracts (note 11a)	196,080	553,702

Total vessels and equipment	6,890,768	7,267,094

Net investment in direct financing leases—non-current (note 4)	448,272	56,567
Loans to joint ventures	22,161	28,019
Derivative assets (note 16)	58,249	154,248
Investment in joint ventures (note 11b)	117,204	103,956
Other non-current assets	139,898	127,940
Intangible assets—net (note 6)	238,392	264,768
Goodwill (note 6)	203,191	203,191

Total assets	9,662,233	10,215,001

LIABILITIES AND EQUITY
Current
Accounts payable	53,835	59,973
Accrued liabilities	277,822	315,987
Current portion of derivative liabilities (note 16)	135,091	166,725
Current portion of long-term debt (note 8)	350,239	245,043
Current obligation under capital leases (note 9)	44,739	147,616
Current portion of in-process revenue contracts (note 6)	63,302	74,777
Loan from joint venture partners	1,990	21,019

Total current liabilities	927,018	1,031,140

Long-term debt (note 8)	4,168,490	4,707,749
Long-term obligation under capital leases (note 9)	779,626	669,725
Derivative liabilities (note 16)	362,816	676,540
Deferred income taxes (note 18)	16,803	6,182
Asset retirement obligation	22,000	18,977
In-process revenue contracts (note 6)	200,935	243,088
Other long-term liabilities	228,961	209,195

Total liabilities	6,706,649	7,562,596

Commitments and contingencies (notes 9, 11 and 16)

Equity
Common stock and additional paid-in capital (note 10)	651,884	642,911
Retained earnings	1,563,713	1,507,617
Non-controlling interest	757,167	583,938
Accumulated other comprehensive loss (note 15)	(17,180)	(82,061)

Total equity	2,955,584	2,652,405

Total liabilities and equity	9,662,233	10,215,001

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Teekay Corporation and Subsidiaries

Unaudited consolidated statements of cash flows

	Nine months ended September 30,
	2009	2008
(in thousands of U.S. dollars)	$	$

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	132,518	233,005
Non-cash items:
Depreciation and amortization	321,856	312,900
Amortization of in-process revenue contracts	(56,719)	(55,733)
Gain on sale of marketable securities	–	(4,576)
Gain on sale of vessels and equipment	(27,399)	(39,713)
Write-down of marketable securities	–	13,885
Write-down of intangible assets	1,076	–
Write-down of vessels and equipment	17,113	–
Loss on repurchase of bonds	–	1,310
Equity (income) loss, net of dividends received	(26,914)	7,278
Income tax expense (recovery)	12,174	(35,022)
Employee stock option compensation	8,607	8,981
Foreign exchange loss and other	37,049	(56,406)
Unrealized (gains) losses on derivative instruments	(195,048)	95,366
Change in non-cash working capital items related to operating activities (note 7)	132,802	(103,055)
Expenditures for drydocking	(58,815)	(60,905)

Net operating cash flow	298,300	317,315

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	762,712	1,978,792
Debt issuance costs	(3,852)	(1,825)
Scheduled repayments of long-term debt	(113,534)	(235,172)
Prepayments of long-term debt	(1,104,204)	(881,993)
Repayments of capital lease obligations	(6,949)	(6,766)
Proceeds from loans from joint venture partner	591	–
Repayment of loans from joint venture partner	(23,390)	(1,489)
Decrease (increase) in restricted cash	5,228	(56,924)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 5)	67,095	148,331
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 5)	102,098	142,160
Net proceeds from issuance of Teekay Tankers Ltd. Class A shares (note 5)	65,556	–
Issuance of Common Stock upon exercise of stock options	352	4,206
Repurchase of Common Stock	–	(20,512)
Distribution from subsidiaries to non-controlling interests	(83,646)	(61,616)
Cash dividends paid	(68,800)	(59,952)
Other financing activities	–	(1,442)

Net financing cash flow	(400,743)	945,798

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(431,607)	(546,334)
Proceeds from sale of vessels and equipment	198,837	184,338
Purchases of marketable securities	–	(542)
Proceeds from sale of marketable securities	–	11,058
Acquisition of additional 35.3% of Teekay Petrojarl ASA (note 3)	–	(258,555)
Investment in joint ventures	(7,288)	(1,434)
Advances to joint ventures	(1,206)	(255,971)
Investment in direct financing lease assets	–	(537)
Direct financing lease payments received	2,135	16,664
Other investing activities	22,809	21,140

Net investing cash flow	(216,320)	(830,173)

(Decrease) increase in cash and cash equivalents	(318,763)	432,940
Cash and cash equivalents, beginning of the period	814,165	442,673

Cash and cash equivalents, end of the period	495,402	875,613

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Teekay Corporation and Subsidiaries

Unaudited consolidated statements of comprehensive income

	Nine months ended
	September 30,
	2009	2008
(in thousands of U.S. dollars)	$	$

Net income	132,518	233,005

Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	5,053	(16,636)
Reclassification adjustment for gain on sale of marketable securities	–	9,310
Pension adjustments	252	1,058
Unrealized change on qualifying cash flow hedging instruments	44,967	(37,743)
Realized change on qualifying cash flow hedging instruments	23,314	2,153

Other comprehensive income (loss)	73,586	(41,858)

Comprehensive income	206,104	191,147
Less: Comprehensive income attributable to non-controlling interests	(42,589)	(48,332)

Comprehensive income attributable to stockholders of Teekay Corporation	163,515	142,815

Teekay Corporation and Subsidiaries

Notes to the unaudited consolidated financial statements
(all tabular amounts stated in thousands of U.S. dollars,
except share data)

1.	Summary of significant accounting policies

Basis of presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008, included on the Company’s Form 20-F filed with the Securities Commission (or the SEC) on June 30, 2009. In the opinion of management, these unaudited financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2009, are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was December 16, 2009.

Changes in accounting policies

a) In January 2009, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidation, which requires the Company to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the Company be identified, labeled and presented in the statement of financial position within equity, but separate from the stockholders’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in stockholders’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Company’s consolidated financial statements, this amendment was adopted prospectively.

Consolidated net income attributable to the stockholders of Teekay Corporation would have been different in the nine months ended September 30, 2009, had the amendment to FASB ASC

810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributable to non-controlling interest and to the stockholders of Teekay Corporation and pro forma earnings per share had the amendment to FASB ASC 810 not been adopted is as follows:

Nine months ended
September 30, 2009
$

Pro forma net income attributable to the stockholders of Teekay Corporation	104,260
Pro forma earnings per share:
Basic	1.44
Diluted	1.43

b) In January 2009, the Company adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. This amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the consolidated financial statements.

c) In January 2009, the Company adopted an amendment to FASB ASC 323, Investments—Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments for changes in ownership levels. The adoption of this amendment did not have a material impact on the consolidated financial statements.

d) In January 2009, the Company adopted an amendment to FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 12 of the notes to the consolidated financial statements.

e) In January 2009, the Company adopted an amendment to FASB ASC 815, Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 16 of the notes to the consolidated financial statements.

f) In January 2009, the Company adopted an amendment to FASB ASC 350, Intangibles—Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset. The adoption of this amendment did not have a material impact on the consolidated financial statements.

g) In April 2009, the Company adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Note 12 of the notes to the consolidated financial statements.

h) In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 20 of the notes to the consolidated financial statements.

i) In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Company adopted the ASC on July 1, 2009, and incorporated it in the notes to the consolidated financial statements.

2.	Segment reporting

The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.

The Company has four operating segments: its shuttle tanker and floating storage and offtake (or FSO) segment (or Teekay Navion Shuttle Tankers and Offshore), its floating production storage and offtake (or FPSO) segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). In order to provide investors with additional information about its conventional tanker segment, the Company has divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. The Company’s shuttle tanker and FSO segment consists of shuttle tankers and

FSO units. The Company’s FPSO segment consists of FPSO units and other vessels used to service its FPSO contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the nine months ended September 30, 2009 and 2008:

	Shuttle			Conventional Tanker
	Tanker		Liquefied	Fixed-rate	Spot
	and FSO	FPSO	gas	Tanker	Tanker
Nine months ended September 30, 2009	segment	segment	segment	segment	segment	Total

Revenues	432,371	289,825	176,283	217,574	533,339	1,649,392
Voyage expenses	58,227	–	723	4,614	161,689	225,253
Vessel operating expenses	126,911	140,825	36,238	55,540	77,785	437,299
Time-charter hire expense	85,645	–	–	35,918	226,680	348,243
Depreciation and amortization	88,003	76,869	44,257	41,803	70,924	321,856
General and administrative(1)	40,406	25,799	15,875	20,388	53,605	156,073
Loss (gain) on sale of vessels and equipment, net of write-downs	1,902	–	–	3,960	(16,148)	(10,286)
Restructuring charge	5,991	–	3,802	613	1,611	12,017

Income (loss) from vessel operations	25,286	46,332	75,388	54,738	(42,807)	158,937

	Shuttle			Conventional Tanker
	Tanker		Liquefied	Fixed-rate	Spot
	and FSO	FPSO	gas	Tanker	Tanker
Nine months ended September 30, 2008	segment	segment	segment	segment	segment	Total

Revenues	532,821	283,673	167,297	188,519	1,259,813	2,432,123
Voyage expenses	132,808	–	791	2,904	436,182	572,685
Vessel operating expenses	130,038	165,122	35,224	49,626	89,507	469,517
Time-charter hire expense	100,231	–	–	32,881	312,332	445,444
Depreciation and amortization	88,036	67,759	43,010	32,447	81,648	312,900
General and administrative(1)	45,412	35,544	17,520	15,157	71,102	184,735
Gain on sale of vessels and equipment, net of write-downs	(3,771)	–	–	–	(35,942)	(39,713)
Restructuring charge	6,500	–	614	1,893	2,173	11,180

Income from vessel operations	33,567	15,248	70,138	53,611	302,811	475,375

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2009	2008
	$	$

Shuttle tanker and FSO segment	1,695,154	1,722,432
FPSO segment	1,272,105	1,331,325
Liquefied gas segment	2,890,314	2,919,194
Fixed-rate tanker segment	1,173,719	951,592
Spot tanker segment	1,728,456	1,935,537
Cash and portion of restricted cash	495,402	821,286
Accounts receivable and other assets	407,083	533,635

Consolidated total assets	9,662,233	10,215,001

3.	Acquisition of additional 35.3% of Teekay Petrojarl ASA

As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl ASA, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl at a price between NOK 59 and NOK 62.95 per share. The total purchase price of approximately NOK 1.5 billion ($304.9 million) for this remaining interest was paid in cash. As a result of these transactions, the Company’s owns 100% of Teekay Petrojarl.

Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of the original 64.7% interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The acquisition of the remaining 35.3% interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value.

4.	Net investment in direct financing leases

Two of the Company’s LNG carriers are employed on 20-year time-charters. In addition, the Company leases equipment that reduces volatile organic compound emissions (or VOC equipment). The two time charters and leasing of the VOC equipment are accounted for as direct financing leases. The following table lists the components of the net investments in direct financing leases:

	September 30,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	811,028	94,409
Estimated residual value of leased property (not guaranteed)	194,497	–
Initial direct costs and other	1,230	674
Less unearned income	(525,266)	(15,575)

Total	481,489	79,508
Less current portion	33,217	22,941

Total	448,272	56,567

As at September 30, 2009, minimum lease payments to be received by the Company in each of the next five succeeding fiscal years were approximately $15.7 million (remainder of 2009), $59.0 million (2010), $56.7 million (2011), $52.3 million (2012) and $40.8 million (2013). The VOC equipment leases will expire in 2014 and the time charters will both expire in 2029.

5.	Public offerings

During August 2009, Teekay Offshore Partners L.P. (or Teekay Offshore) completed a follow-on public offering of 7.475 million common units (including 975,000 units issued upon the exercise in full of the underwriter’s overallotment option) at a price of $14.32 per unit, for total gross proceeds of $107.0 million (including the general partner’s $2.2 million proportionate capital contribution). As a result, the Company’s ownership of Teekay Offshore was reduced from 50.0% to 40.5% (including the Company’s 2% general partner interest), and the Company recorded an increase to stockholders’ equity of $26.9 million, which represents the Company’s dilution gain from the issuance of units. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and continues to consolidate this subsidiary. The total net offering proceeds of approximately $104.3 million were used to reduce amounts outstanding under one of Teekay Offshore’s revolving credit facilities.

During June 2009, the Company’s subsidiary Teekay Tankers Limited (or Teekay Tankers) completed a follow-on public offering by issuing an additional 7.0 million shares of its Class A Common Stock at a price of $9.80 per share, for gross proceeds of $68.6 million. As a result, the Company’s ownership of Teekay Tankers has been reduced from 54.0% to 42.2%, and the Company recorded an increase to stockholders’ equity of $1.7 million, which represents the Company’s dilution gain from the issuance of shares. Teekay maintains voting control of Teekay Tankers and continues to consolidate the subsidiary. Teekay Tankers used the total net offering proceeds of approximately $65.6 million to acquire a 2003-built Suezmax tanker from Teekay for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.

During March 2009, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 4.0 million of its common units at a price of $17.60 per unit, for gross proceeds of $71.8 million (including the general partner’s proportionate capital contribution). As a result, the Company’s ownership of Teekay LNG was reduced from 57.7% to 53.1% (including the Company’s 2% general partner interest), and the Company recorded a decrease to stockholders’ equity of $2.3 million, which represents the Company’s dilution loss from the issuance of units. Teekay LNG used the total net offering proceeds of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of the Company’s subsidiary Teekay Offshore to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

See Note 20(c) of the notes to the consolidated financial statements for the information relating to a follow-on public offering by Teekay LNG in November 2009.

6.	Goodwill, intangible assets and in-process revenue contracts

Goodwill

There were no changes in the carrying amount of goodwill for the nine months ended September 30, 2009, from December 31, 2008.

	Shuttle		Liquefied	Conventional
	Tanker and	FPSO	gas	Tanker
	FSO segment	segment	segment	segment	Total
	$	$	$	$	$

Balance as of September 30, 2009, and December 31, 2008	130,908	–	35,631	36,652	203,191

Intangible assets

As at September 30, 2009, the Company’s intangible assets consisted of:

	Weighted-average	Gross carrying	Accumulated	Net carrying
	amortization period	amount	amortization	amount
	(years)	$	$	$

Contracts of affreightment	10.2	124,250	(85,750)	38,500
Time-charter contracts	16.0	232,602	(78,087)	154,515
Other intangible assets	1.0	59,231	(13,854)	45,377

	12.1	416,083	(177,691)	238,392

As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-average	Gross carrying	Accumulated	Net carrying
	amortization period	amount	amortization	amount
	(years)	$	$	$

Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	15.9	233,678	(60,875)	172,803
Other intangible assets	1.0	58,950	(12,275)	46,675

	12.1	416,879	(152,111)	264,768

Aggregate amortization expense of intangible assets for the nine months ended September 30, 2009 was $25.6 million ($35.1 million—2008) and is recorded in depreciation and amortization expense. Amortization of intangible assets for the next five years is expected to be $8.5 million (remainder of 2009), $27.2 million (2010), $34.3 million (2011), $31.8 million (2012), $17.8 million (2013), and $118.8 million (thereafter).

In-process revenue contracts

As part of the Company’s acquisitions of Teekay Petrojarl in 2006 and 2008 and of 50% of OMI Corporation (or OMI) in 2007, the Company assumed certain FPSO service contracts and charter-out contracts with terms that were less favorable than prevailing market terms at the time of acquisition. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.

Amortization of these in-process revenue contracts for the nine months ended September 30, 2009 was $56.7 million ($55.7 million—2008) and is recorded in revenues. Amortization for the next five years is expected to be $17.0 million (remainder of 2009), $60.0 million (2010), $47.0 million (2011), $41.3 million (2012), $39.5 million (2013) and $59.4 million (thereafter).

7.	Supplemental cash flow information

The changes in non-cash working capital items related to operating activities for the nine months ended September 30, 2009 and 2008 are as follows:

	Nine months ended September 30,
	2009	2008
	$	$

Accounts receivable	120,341	(80,220)
Prepaid expenses and other assets	17,485	(33,781)
Accounts payable	(6,982)	(9,305)
Accrued and other liabilities	1,958	20,251

	132,802	(103,055)

8.	Long-term debt

	September 30,	December 31,
	2009	2008
	$	$

Revolving Credit Facilities	2,018,027	2,656,658
Senior Notes (8.875%) due July 15, 2011	194,466	194,642
USD-denominated Term Loans due through 2021	1,865,225	1,670,005
Euro-denominated Term Loans due through 2023	424,782	414,144
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	16,229	17,343

	4,518,729	4,952,792
Less current portion	350,239	245,043

	4,168,490	4,707,749

As of September 30, 2009, the Company had thirteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.3 billion, of which $1.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2009, and December 31, 2008, the margins ranged between 0.45% and 0.95%. At September 30, 2009 and December 31, 2008, the three-month LIBOR was 0.30% and 1.43%, respectively. The total amount available under the Revolvers reduces by $74.0 million (remainder of 2009), $173.0 million (2010), $205.8 million (2011), $313.8 million (2012), $596.3 million (2013) and $1.9 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 62 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the nine months ended September 30, 2009, the Company repurchased $nil (2008—$19.7 million) principal amount of the 8.875% Notes (see also Note 14b).

As of September 30, 2009, the Company had fifteen U.S. Dollar-denominated term loans outstanding, which totaled $1.9 billion. Certain of the term loans with a total outstanding principal balance of $491.0 million as at September 30, 2009, bear interest at a weighted-average fixed rate of 5.19%. Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2009, and December 31, 2008, the margins ranged between 0.30% and 3.25%. At September 30, 2009, and December 31, 2008, the three-month LIBOR was 0.30% and 1.43%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and fourteen of the term loans also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 30 of the Company’s vessels, together with certain other security. In addition, at September 30, 2009, all but $137.7 million (December 31, 2008—$126.1 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2009, totaled 290.1 million Euros ($424.8 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2009 and December 31, 2008, the margins ranged between 0.60% and 0.66% and the one-month EURIBOR at September 30, 2009, was 0.44% (December 31, 2008—2.6%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses of $39.9 million (2008—gain of $8.3 million) during the nine months ended September 30, 2009.

The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at September 30, 2009, totaled $15.1 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum financial covenants and certain loan agreements require the maintenance of vessel market value-to-loan ratios. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2009, and December 31, 2008, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at September 30, 2009, and December 31, 2008, this amount was $233.4 million and $293.0 million, respectively. The Company was in compliance with its debt covenants as at September 30, 2009.

9.	Capital leases and restricted cash

Capital leases

Suezmax Tankers. As at September 30, 2009, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices by assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at September 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $227.6 million, including imputed interest of $30.2 million, repayable as follows:

Year	Commitment

Remainder of 2009	$6.0 million
2010	$23.7 million
2011	$197.9 million

RasGas II LNG Carriers. As at September 30, 2009, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the non-controlling interest’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee.

Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Company’s best estimate of the fair value of the guarantee liability was $18.6 million. During 2008, the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three RasGas II LNG Carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the leases, with a carrying value of $7.9 million as at September 30, 2009. The Company’s carrying amount of this tax indemnification is $9.3 million as at September 30, 2009. Both amounts are included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although there is no maximum potential amount of future payments, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2009, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $0.6 billion, repayable as follows:

Year	Commitment

Remainder of 2009	$6.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million

Spanish-Flagged LNG Carrier. As at September 30, 2009, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.” Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at September 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($171.8 million), including imputed interest of 10.2 million Euros ($14.9 million), repayable as follows:

Year	Commitment

Remainder of 2009	25.7 million Euros ($	37.5 million	)
2010	26.9 million Euros ($	39.4 million	)
2011	64.8 million Euros ($	94.9 million	)

FPSO Units. As at September 30, 2009, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the underlying lease and is separately accounted for as a derivative instrument.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

Restricted cash

Under the terms of the capital leases for the four LNG carriers described above in this Note 9, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8).

As at September 30, 2009, and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $480.4 million and $487.4 million, respectively. As at September 30, 2009, and December 31, 2008, the weighted-average interest rates earned on the deposits were 0.7% and 4.8%, respectively.

As at September 30, 2009, and December 31, 2008, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 108.6 million Euros ($159.1 million) and 104.7 million Euros ($146.2 million), respectively. As at September 30, 2009, and December 31, 2008, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash deposits totaled $2.4 million and $17.0 million as at September 30, 2009, and December 31, 2008, respectively.

10.	Capital stock

The authorized capital stock of Teekay at September 30, 2009, and December 31, 2008, was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2009, Teekay had 73,068,523 shares of Common Stock (December 31, 2008—73,011,488) issued and no shares of Preferred Stock issued. As at September 30, 2009, Teekay had 72,569,326 shares of Common Stock outstanding (December 31, 2008—72,512,291).

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at September 30, 2009, Teekay had not repurchased any shares of Common Stock pursuant to such authorization.

During the nine months ended September 30, 2009, the Company issued 0.1 million common shares for $0.4 million on exercise of stock options and recorded employee stock option compensation expense of $8.6 million, which increased additional paid-in capital by a total of $9.0 million. For the same period in 2008, the Company issued 0.2 million common shares for $5.0 million on exercise of stock options, partially offset by a repurchase of 0.5 million common shares for $4.2 million, and recorded employee stock option compensation expense of $8.2 million, which increased additional paid-in capital by a net amount of $9.0 million.

11.	Commitments and contingencies

a)	Vessels under construction

As at September 30, 2009, the Company was committed to the construction of one Suezmax tanker, four LPG carriers, and four shuttle tankers. One LPG carrier was delivered in November 2009 with the remaining vessels scheduled for delivery between December 2009 and August 2011, at a total cost of approximately $687.0 million, excluding capitalized interest. As at September 30, 2009, payments made towards these commitments totaled $176.6 million (excluding $19.9 million of capitalized interest and other miscellaneous construction costs), and long- term financing arrangements existed for $510.3 million of the unpaid cost of these vessels. As at September 30, 2009, the remaining payments required to be made under these newbuilding contracts were $42.5 million (2009), $316.1 million (2010), and $151.7 million (2011).

b)	Joint ventures

The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $906.0 million (of which the Company’s 33% portion is $299.0 million), excluding capitalized interest. As at September 30, 2009, payments made towards these commitments by the joint venture company totaled $181.2 million (of which the Company’s 33% contribution was $59.8 million), excluding capitalized interest and other miscellaneous construction costs. As at September 30, 2009, the remaining payments required to be made under these contracts were $113.2 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.

For the nine months ended September 30, 2009, the Company recorded equity (loss) income of $17.9 million for its share of the Angola LNG Project earnings. This amount is included in equity income (loss) from joint ventures in the consolidated statement of income. Substantially all of the equity (loss) income related to unrealized (losses) gains on interest rate swaps.

One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG floating production, storage and offload unit (FLNG). The agreement provides for a purchase price of $105 million if the Company chooses to participate in the project (as described below), or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If

MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, the Company will offer a similar option for a designee of MLCI to purchase the second Kenai LNG carrier for $125 million when it comes off charter.

c)	Legal proceedings and claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Long-term incentive plan

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

During the nine months ended September 30, 2009, the Company recorded an expense (recovery) related to the VIP of $nil (2008—$(16.4) million) which is included in general and administrative expense. As at September 30, 2009, and December 31, 2008, the VIP liability was $nil.

e)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

12.	Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets.

Cash and cash equivalents and restricted cash—The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Vessels held for sale—The fair value of the Company’s vessels held for sale is based on selling prices of similar vessels and approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Loans to joint ventures—The fair value of the Company’s loans to joint ventures approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Loans from joint venture partners—The fair value of the Company’s loans from joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheet.

Long-term debt—The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments—The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Company’s financial instruments and other non-financial assets and categorization using the fair value hierarchy are as follows:

		September 30, 2009
		Carrying	Fair
	Fair value	amount	value
	hierarchy	asset (liability)	asset (liability)
	level	$	$

Cash and cash equivalents and restricted cash	–	1,148,340	1,148,340
Vessels held for sale	Level 2	34,637	34,637
Loans to joint ventures	–	22,161	22,161
Loan from joint venture partners	–	(1,990)	(1,990)
Long-term debt	Level 1 and 2	(4,518,729)	(4,060,750)
Derivative instruments(1)
Interest rate swap agreements(2)	Level 2	(512,943)	(512,943)
Interest rate swap agreements(2)	Level 2	76,368	76,368
Foreign currency contracts	Level 2	8,523	8,523
Foinaven embedded derivative	Level 2	(13,818)	(13,818)

(1)	The Company transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

(2)	The fair value of the Company’s interest rate swap agreements includes $29.0 million of accrued interest which is recorded in accrued liabilities on the balance sheet.

The Company has determined that other than Vessels Held for Sale, there are no other non-financial assets or non-financial liabilities carried at fair value less costs to sell at September 30, 2009. See Note 13(b) of the notes to the consolidated financial statements.

13.	Vessel sales and write-downs of Vessels and equipment

a)	Vessel sales

During January and February 2009, the Company sold a 2009-built product tanker and a 1993-built Aframax tanker through a sale-leaseback agreement, respectively, which were presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $17.7 million as a result of these transactions, of which $17.6 million was deferred and will be amortized over the four-year term of the bareboat charter leaseback.

During May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. Both vessels were part of the Company’s spot tanker segment. The Company realized a gain of approximately $29.8 million as a result of these transactions.

During July 2009, the Company entered into an agreement to sell a 1992-built Aframax tanker. The vessel was part of the Company’s spot tanker segment and is presented on the September 30, 2009 balance sheet as a vessel held for sale. The vessel was written-down by $7.1 million to its fair market value less costs to sell. The vessel sale was completed during the fourth quarter of 2009.

During September 2009, the Company entered into an agreement to sell a 1989-built product tanker. The vessel was part of the Company’s fixed-rate tanker segment and is presented on the September 30, 2009 balance sheet as a vessel held for sale. During the nine months ended

September 30, 2009, the vessel was written-down by $4.0 million to its fair market value less costs to sell. The vessel sale was completed during the fourth quarter of 2009.

b)	Vessels and equipment write-down

The Company’s consolidated statement of income (loss) for the nine months ended September 30, 2009, includes a $17.1 million write-down for impairment of three older vessels due to lower fair values compared to carrying values. The Company used recent sale prices of similar age and size of vessels to determine the fair value. These vessels are presented on the September 30, 2009, balance sheet as vessels held for sale.

14.	Restructuring charge and other income (loss)

a)	Restructuring charge

During the nine months ended September 30, 2009, the Company incurred $12.0 million of restructuring costs. The restructuring costs were primarily comprised of the reflagging of certain vessels, transfer of certain ship management functions from the Spain office to a subsidiary of Teekay, global staffing changes and closure of one of the Company’s three offices in Norway. The Company expects to incur approximately $4.0 million of additional restructuring costs relating to these changes in operations. At September 30, 2009, $1.2 million of restructuring liability is recorded in accrued liabilities on the balance sheet.

b)	Other income (loss)

	Nine months ended September 30,
	2009	2008
	$	$

Net gain on sale (write-down) of marketable securities	–	(9,309)
Loss on bond repurchase	–	(1,310)
Volatile organic compound emission plant lease income	5,172	7,529
Miscellaneous income (loss)	3,171	(4,572)

Other income (loss)	8,343	(7,662)

15.	Accumulated other comprehensive loss

As at September 30, 2009, and December 31, 2008, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2009	2008
	$	$

Unrealized loss on derivative instruments	(206)	(58,723)
Pension adjustments	(22,027)	(23,338)
Unrealized gain on marketable securities	5,053	–

	(17,180)	(82,061)

16.	Derivative instruments and hedging activities

The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

Foreign currency fluctuation risk

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts consists of a $1.1 million gain for the nine months ended September 30, 2009, and has been reported as a reduction of operating expenses, based on the nature of the expense.

During the nine months ended September 30, 2009 and 2008, the Company recognized the following realized and unrealized gains (losses) relating to foreign currency forward contracts that are designated as cash flow hedges for accounting purposes:

	Nine months ended September 30,
	2009	2008
	$	$

Gains (losses) recognized in:
Vessel operating expenses	(11,598)	5,315
General and administrative	(3,760)	2,736
Foreign exchange (loss) gain	(3)	9
Accumulated other comprehensive income	44,967	(37,743)
Gains (losses) reclassified from:
Accumulated other comprehensive income	23,314	2,153

Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the nine months ended September 30, 2009, the Company recognized net realized and unrealized gains on foreign currency forward contracts of $6.3 million. During the nine months ended September 30, 2008, the Company recognized net realized and unrealized gains (losses) on foreign currency forward contracts of $(1.6) million. Realized and unrealized (losses) gains of $(0.1) million, relating to foreign currency forwards contracts for the nine months ended September 30, 2008, were reclassified from general and administrative expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes. Realized and unrealized gains (losses) of $(3.7) million, relating to foreign currency forwards contracts for the nine months ended September 30, 2008, were reclassified from vessel operating expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes.

Realized and unrealized (losses) gains of $2.3 million, relating to foreign currency forwards contracts for the nine months ended September 30, 2008, were reclassified from time-charter hire and foreign exchange expenses to realized and unrealized (losses) gains on non-designated derivative instruments for comparative purposes.

As at September 30, 2009, the Company was committed to the following foreign currency forward contracts:

	Contract		Fair value/
	amount	Average	carrying
	in foreign	forward	amount of	Expected maturity
	currency	rate(1)	asset/(liability)	2009	2010	2011

	(millions)			(in millions of U.S. dollars)
			(in millions of
			U.S. dollars)

Norwegian Kroner	1,197.6	6.11	$9.7	$46.8	$139.5	$9.6
Euro	38.6	0.69	0.5	16.9	36.8	2.3
Canadian Dollar	65.1	1.09	1.0	14.5	45.3	–
British Pound	30.5	0.59	(2.7)	15.4	34.3	1.8
Australian Dollar	0.3	1.13	–	0.3	–	–
Singapore Dollar	2.2	1.41	–	1.6	–	–

			$8.5	$95.5	$255.9	$13.7

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

As at September 30, 2009, the Company’s accumulated other comprehensive loss included $0.2 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges (December 31, 2008—$58.7 million of unrealized losses). As at September 30, 2009, the Company estimated, based on current foreign exchange rates, that it would reclassify approximately $1.3 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next twelve months.

Interest rate risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps, which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income (loss). During the nine months ended September 30, 2009, the Company recognized net realized and unrealized (losses) gains of $72.6 million relating to its interest rate swaps. During the nine months ended September 30, 2008, the Company recognized net realized and unrealized losses of $(83.8) million relating to its interest rate swaps. The realized and unrealized losses of $(83.8) million, relating to interest rate swaps for the nine months ended September 30, 2008, were reclassified from interest income and interest expense to realized and unrealized (loss) gain on non-designated derivative instruments for comparative purposes.

As at September 30, 2009, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value/
			carrying	Weighted-
			amount of	average	Fixed
		Principal	asset	remaining	interest
	Interest	amount	(liability)	term	rate
	rate index	$	$	(years)	(%)(1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	460,480	(62,138)	27.3	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	3,061,635	(352,642)	8.8	5.0
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	835,000	(83,899)	12.9	4.2

LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	474,567	76,368	27.3	4.8

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)(5)	EURIBOR	424,782	(14,264)	14.7	3.8

(1)	Excludes the margins the Company pays on its variable-rate debt, which at of September 30, 2009, ranged from 0.30% to 3.25%.

(2)	Principal amount reduces quarterly.

(3)	Inception dates of swaps are 2009 ($335.0 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.6 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 290.1 million Euros.

The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

17.	Earnings per share

	Nine months ended September 30,
	2009	2008
	$	$

Net income attributable to stockholders’ of Teekay Corporation	98,616	181,418

Weighted average number of common shares	72,535,438	72,496,564
Dilutive effect of employee stock options and restricted stock awards	341,120	751,976

Common stock and common stock equivalents	72,876,558	73,248,540

Earnings per common share:
- Basic	1.36	2.50
- Diluted	1.35	2.48

For the nine months ended September 30, 2009, the anti-dilutive effect of 4.5 million shares (2.8 million shares—2008), attributable to outstanding stock options was excluded from the calculations of diluted earnings per share.

18.	Income tax (expense) recovery

The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owing subsidiaries and its Norwegian subsidiaries are subject to income taxes.

The components of the provision for income tax (expense) recovery are as follows:

	Nine months ended September 30,
	2009	2008
	$	$

Current	(2,459)	(6,036)
Deferred	(9,715)	41,058

Income tax (expense) recovery	(12,174)	35,022

19.	Accounting pronouncements not yet adopted

a) In June 2009, the FASB issued Statement of Financial Accounting Standards (or SFAS) No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements. SFAS No. 167 will remain authoritative until such time that it is integrated into the Codification.

b) In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 166 will remain authoritative until such time that it is integrated into the Codification.

c) In August 2009, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment became effective for the Company on October 1, 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

d) In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

20.	Subsequent events

a) On October 27, 2009, Teekay LNG entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. Teekay LNG expects to draw on this facility to repay a portion of the amount borrowed to purchase the Skaugen LPG Carrier delivered in April 2009 and the Skaugen LPG Carrier that delivered in November 2009. Teekay LNG will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

b) On November 12, 2009, Teekay Offshore entered into a $260 million revolving credit facility secured by the Petrojarl Varg, a Floating Production Storage and Offloading unit. A portion of this facility was used to repay the $160 million tranche of the $220 million vendor financing obtained from Teekay at the time of the acquisition of the Petrojarl Varg.

c) On November 20, 2009, Teekay LNG completed a follow-on public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.1 million (including the general partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option to purchase an additional

450,650 common units for gross proceeds for $11.2 million (including the general partner’s 2% proportionate capital contribution). As a result of these equity transactions, Teekay LNG raised gross proceeds of approximately $98.4 million (including the general partner’s 2% proportionate capital contribution), and the Company’s ownership of Teekay LNG was reduced from 53.1% to 49.2% (including the Company’s 2% general partner interest). The total net proceeds from the offering will be used to reduce amounts outstanding under one or more of Teekay LNG’s revolving credit facilities.

d) On December 2, 2009, the Company entered into an agreement to purchase a 55% interest in an FPSO unit for $105 million. The completion of the acquisition is expected to be December 29, 2009. The party holding the remaining 45% interest in the vessel has a pre-emptive right to acquire the 55% interest that the Company is intending to purchase. The pre-emptive right can only be exercised prior to December 29, 2009. The vessel is currently being employed on a bareboat charter contract until July 2020, with the charterer’s option to terminate the contract with 12 months notice.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
TEEKAY CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 21 to the consolidated financial statements, on January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada,
June 24, 2009

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
TEEKAY CORPORATION

We have audited Teekay Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (or the COSO criteria). Teekay Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Teekay Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Teekay Corporation and our report dated June 24, 2009, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Chartered Accountants

Vancouver, Canada,
June 24, 2009

Teekay Corporation and Subsidiaries

Consolidated statements of income (loss)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
(in thousands of U.S. dollars, except share amounts)	$	$	$

REVENUES (note 15)	3,193,655	2,395,507	2,013,737

OPERATING EXPENSES
Voyage expenses	758,388	527,308	522,957
Vessel operating expenses (note 15)	654,319	447,146	248,039
Time-charter hire expense (note 15)	612,123	466,481	402,168
Depreciation and amortization	418,802	329,113	223,965
General and administrative (note 15)	244,522	231,865	181,500
Gain on sale of vessels and equipment—net of write-downs (notes 18a and 18b)	(60,015)	(16,531)	(1,341)
Goodwill impairment charge (note 6)	334,165	–	–
Restructuring charge (note 22)	15,629	–	8,929

Total operating expenses	2,977,933	1,985,382	1,586,217

Income from vessel operations	215,722	410,125	427,520

OTHER ITEMS
Interest expense (note 15)	(994,966)	(422,433)	(100,089)
Interest income (note 15)	273,647	110,201	31,714
Foreign exchange gain (loss) (notes 8 and 15)	32,348	(39,912)	(50,416)
Equity (loss) income from joint ventures (note 16b)	(36,085)	(12,404)	6,099
Other (loss) income—net (note 14)	(6,736)	23,677	3,566

Total other items	(731,792)	(340,871)	(109,126)

(Loss) income before non-controlling interest
and income tax (expense) recovery	(516,070)	69,254	318,394
Income tax recovery (expense) (note 21)	56,176	3,192	(8,811)

(Loss) income before non-controlling interest	(459,894)	72,446	309,583
Non-controlling interest expense	(9,561)	(8,903)	(6,759)

Net (loss) income	(469,455)	63,543	302,824

Per common share amounts
• Basic net (loss) earnings (note 19)	(6.48)	0.87	4.14
• Diluted net (loss) earnings (note 19)	(6.48)	0.85	4.03
• Cash dividends declared	1.1413	0.9875	0.8600

Weighted average number of common shares (note 19)
• Basic	72,493,429	73,382,197	73,180,193
• Diluted	72,493,429	74,735,356	75,128,724

The accompanying notes are an integral part of the consolidated financial statements.

Teekay Corporation and Subsidiaries

Consolidated balance sheets

	As at	As at
	December 31,	December 31,
	2008	2007
(in thousands of U.S. dollars)	$	$

ASSETS
Current
Cash and cash equivalents (note 8)	814,165	442,673
Restricted cash (note 10)	35,841	33,479
Accounts receivable, including non-trade of $46,422 (2007—$35,410)	300,462	262,420
Vessels held for sale (note 18a)	69,649	79,689
Net investment in direct financing leases (note 9)	22,941	22,268
Prepaid expenses	117,651	126,761
Other assets	33,794	57,609

Total current assets	1,394,503	1,024,899

Restricted cash—long-term (note 10)	614,715	652,717
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,351,786 (2007—$1,061,619)	5,784,597	5,295,751
Vessels under capital leases, at cost, less accumulated amortization of $106,975 (2007—$74,442) (note 10)	928,795	934,058
Advances on newbuilding contracts (note 16)	553,702	617,066

Total vessels and equipment	7,267,094	6,846,875

Net investment in direct financing leases—non-current (note 9)	56,567	78,908
Loans to joint ventures, bearing interest between 4.4% to 8.0% (2007—6.4% to 8.0%)	28,019	729,429
Derivative instruments (note 15)	154,248	39,381
Investment in joint ventures (note 16)	103,956	135,515
Other non-current assets	127,940	177,775
Intangible assets—net (note 6)	264,768	298,452
Goodwill (note 6)	203,191	434,590

Total assets	10,215,001	10,418,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	59,973	89,691
Accrued liabilities (note 7)	315,987	260,717
Current portion of derivative liabilities (note 15)	166,725	17,870
Current portion of long-term debt (note 8)	245,043	331,594
Current obligation under capital leases (note 10)	147,616	150,791
Current portion of in-process revenue contracts (note 6)	74,777	82,704
Loan from joint venture partners	21,019	–

Total current liabilities	1,031,140	933,367

Long-term debt (note 8)	4,707,749	4,931,990
Long-term obligation under capital leases (note 10)	669,725	706,489
Derivative instruments (note 15)	676,540	164,769
Deferred income taxes (note 21)	6,182	74,975
Asset retirement obligation (note 1)	18,977	24,549
In-process revenue contracts (note 6)	243,088	205,429
Other long-term liabilities	209,195	176,680

Total liabilities	7,562,596	7,218,248

Commitments and contingencies (notes 9, 10, 15 and 16)
Non-controlling interest	583,938	544,339
Stockholders’ equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,512,291 shares outstanding (2007—72,772,529); 73,011,488 shares issued (2007—95,327,329)) (note 12)	642,911	628,786
Retained earnings	1,507,617	2,022,601
Accumulated other comprehensive (loss) income (note 1)	(82,061)	4,567

Total stockholders’ equity	2,068,467	2,655,954

Total liabilities and stockholders’ equity	10,215,001	10,418,541

The accompanying notes are an integral part of the consolidated financial statements.

Teekay Corporation and Subsidiaries

Consolidated statements of cash flows

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
(in thousands of U.S. dollars)	$	$	$

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(469,455)	63,543	302,824
Non-cash items:
Depreciation and amortization	418,802	329,113	223,965
Amortization of in-process revenue contracts	(74,425)	(70,979)	(22,404)
Gain on sale of marketable securities	(4,576)	(9,577)	(1,422)
Gain on sale of vessels and other	(100,392)	(16,531)	(9,041)
Write-down of marketable securities	20,157	–	–
Write-down for impairment of goodwill	334,165	–	–
Write-down of intangible assets	9,748	–	–
Write-down of vessels and equipment	40,377	–	7,700
Loss on repurchase of bonds	1,310	947	375
Equity loss (net of dividends received: December 31, 2008—$1,690; December 31, 2007—$661; December 31, 2006—$6,585)	30,352	11,419	486
Income tax (recovery) expense	(56,176)	(3,192)	8,811
Employee stock option compensation	14,117	9,676	9,297
Foreign exchange (gain) loss and other—net	(40,319)	20,229	63,131
Unrealized (gains) losses on derivative instruments	530,283	99,055	(57,246)
Change in non-cash working capital items related to operating activities (note 17a)	(28,816)	(43,871)	50,360
Expenditures for drydocking	(101,511)	(85,403)	(31,120)
Distribution from subsidiaries to minority owners	(91,794)	(49,411)	(24,931)

Net operating cash flow	431,847	255,018	520,785

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,208,715	4,164,308	2,220,336
Debt issuance costs	(8,425)	(14,135)	(19,424)
Repayments of long-term debt	(1,634,879)	(2,178,464)	(1,300,172)
Repayments of capital lease obligations	(33,176)	(30,999)	(153,395)
Proceeds from loans from joint venture partner	26,338	44,185	4,280
Repayment of loans from joint venture partner	(4,104)	(68,968)	–
Decrease (increase) in restricted cash	23,955	24,322	(328,035)
Net proceeds from sale of Teekay Offshore Partners L.P. units (note 5)	141,484	–	156,711
Net proceeds from sale of Teekay LNG Partners L.P. units (note 5)	148,345	84,185	–
Net proceeds from sale of Teekay Tankers Ltd. shares (note 5)	–	208,186	–
Issuance of Common Stock upon exercise of stock options	4,224	34,508	15,325
Repurchase of Common Stock (note 12)	(20,512)	(80,430)	(233,305)
Cash dividends paid	(82,877)	(72,499)	(63,065)
Other financing activities	(1,210)	–	–

Net financing cash flow	767,878	2,114,199	299,256

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(716,765)	(910,304)	(442,470)
Proceeds from sale of vessels and equipment	331,611	214,797	326,901
Purchases of marketable securities	(542)	(59,165)	(549)
Proceeds from sale of marketable securities	11,058	57,093	8,898
Proceeds from sale of interest in Swift Product Tanker Pool (note 18a)	44,377	–	–
Purchase of OMI Corporation, net of cash acquired of $577 (note 4)	–	(1,108,216)	–
Purchase of Petrojarl ASA (note 3)	(304,949)	(1,210)	(464,823)
Investment in joint ventures	(1,204)	(16,975)	(9,868)
Loans to joint ventures	(260,424)	(479,242)	(152,020)
Collections of loans from joint ventures	30,484	–	–
Investment in direct financing lease assets	(535)	(13,947)	(13,420)
Direct financing lease payments received	22,203	21,151	19,323
Other investing activities	16,453	25,560	14,917

Net investing cash flow	(828,233)	(2,270,458)	(713,111)

Increase in cash and cash equivalents	371,492	98,759	106,930
Cash and cash equivalents, beginning of the year	442,673	343,914	236,984

Cash and cash equivalents, end of the year	814,165	442,673	343,914

Supplemental cash flow information (note 17b)

The accompanying notes are an integral part of the consolidated financial statements.

Teekay Corporation and Subsidiaries

Consolidated statements of changes in stockholders’ equity

		Common		Accumu-
		stock and		lated other	Total
	Thousands of	additional		comprehensive	stock-
	common	paid-in	Retained	income	holders’
	shares	capital	earnings	(loss)	equity
(in thousands of U.S. dollars)	#	$	$	$	$

Balance as at December 31, 2005	71,376	471,784	1,768,382	(1,348)	2,238,818

Net income			302,824		302,824
Other comprehensive income:
Unrealized gain on marketable securities				8,370	8,370
Reclassification adjustment for gain on marketable securities				(1,422)	(1,422)

Comprehensive income					309,772

Dividends declared			(63,071)		(63,071)
Reinvested dividends	1	6			6
Exercise of stock options	745	15,325			15,325
Issuance of Common Stock (note 12)	13	429			429
Repurchase of Common Stock (note 12)	(5,837)	(42,132)	(191,173)		(233,305)
Settlement of the Premium Equity Participating Security Units	6,534	142,003			142,003
Employee stock option compensation (note 12)		9,297			9,297
Gain on public offering of Teekay Offshore (note 5)			99,873		99,873

Balance as at December 31, 2006	72,832	596,712	1,916,835	5,600	2,519,147

Net income			63,543		63,543
Other comprehensive income:
Unrealized gain on marketable securities				19,612	19,612
Pension adjustments				(6,278)	(6,278)
Unrealized net gain on qualifying cash flow hedging instruments (note 15)				6,231	6,231
Reclassification adjustment for gain on marketable securities				(17,887)	(17,887)
Realized net gain on qualifying cash flow hedging instruments (note 15)				(2,711)	(2,711)

Comprehensive income					62,510

Dividends declared			(72,508)		(72,508)
Reinvested dividends	1	9			9
Change in accounting policy (note 1)			(1,011)		(1,011)
Exercise of stock options	1,435	34,508			34,508
Issuance of Common Stock (note 12)	15	589			589
Repurchase of Common Stock (note 12)	(1,511)	(12,708)	(67,722)		(80,430)
Employee stock option compensation (note 12)		9,676			9,676
Gain on public offerings of Teekay LNG and
Teekay Tankers and other (note 5)			183,464		183,464

Balance as at December 31, 2007	72,772	628,786	2,022,601	4,567	2,655,954

Net loss			(469,455)		(469,455)
Other comprehensive income (loss):
Unrealized loss on marketable securities				(21,449)	(21,449)
Pension adjustments				(17,060)	(17,060)
Unrealized net loss on qualifying cash flow hedging instruments (note 15)				(86,333)	(86,333)
Reclassification adjustment for loss on marketable securities				14,123	14,123
Realized net loss on qualifying cash flow hedging instruments (note 15)				24,091	24,091

Comprehensive loss					(556,083)

Dividends declared			(82,889)		(82,889)
Reinvested dividends	1	12			12
Exercise of stock options	179	4,224			4,224
Issuance of Common Stock (note 12)	59	1,252			1,252
Repurchase of Common Stock (note 12)	(499)	(4,228)	(16,284)		(20,512)
Employee stock option compensation (note 12)		12,865			12,865
Dilution gain on public offerings of Teekay Offshore and Teekay LNG (note 5)			53,644		53,644

Balance as at December 31, 2008	72,512	642,911	1,507,617	(82,061)	2,068,467

The accompanying notes are an integral part of the consolidated financial statements.

Teekay Corporation and Subsidiaries

Notes to the consolidated financial statements
(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of The Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Significant intercompany balances and transactions have been eliminated upon consolidation. Additionally, the Company consolidates variable interest entities (or VIEs) for which it is deemed to be the primary beneficiary.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given the current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the Company operates in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time-charters and bareboat charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing threshold. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment, whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Shuttle tanker voyages servicing contracts of affreightment with offshore oil fields commence with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. Revenues from FPSO service contracts are recognized as service is performed. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Revenues and voyage expenses of the Company’s vessels operating in pool arrangements are pooled with the revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time-charter-equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in accounts receivable.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred. For periods prior to October 1, 2006, the Company recognized voyage expenses ratably over the length of each voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from recognizing such costs when incurred.

Cash and cash equivalents

The Company classifies all highly liquid investments with a maturity date of three months or less at inception as cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Marketable securities

The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. The Company records an impairment charge through current-period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for crude oil tankers, 25 to 30 years for FPSO units and 35 years for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years or 35 years, respectively. Depreciation includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases. Depreciation of vessels and equipment for the years ended December 31, 2008, 2007 and 2006 aggregated $340.7 million, $279.7 million and $186.6 million, respectively, of which $31.6 million, $30.9 million and $21.3 million relate to amortization of vessels accounted for as capital leases.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Interest costs capitalized to vessels and equipment for the years ended December 31, 2008, 2007 and 2006 aggregated $32.5 million, $35.0 million and $15.9 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale and lease-back is less than its book value. In such case, the Company would recognize a loss in the amount by which book value exceeds fair value.

Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton from $150 per lightweight ton to $325 per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $13.2 million, and net income has increased by $10.0 million, or $0.14 per share for the year ended December 31, 2008, respectively.

Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets and for annual class survey costs on the Company’s FPSO units. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the period of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2008, 2007 and 2006 aggregated $33.1 million, $23.4 million and $15.4 million, respectively.

Drydocking activity included in vessels and equipment on the consolidated balance sheet for the three years ended December 31, 2008 is summarized as follows:

	Year ended December 31,
	2008	2007	2006

Balance at January 1,	98,925	57,030	36,495
Costs incurred for drydocking	98,092	71,181	36,344
Costs fully amortized	(1,639)	(3,979)	–
Drydock amortization	(40,765)	(25,307)	(15,809)

Balance at December 31,	154,613	98,925	57,030

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

The contract relating to the Company’s Foinaven floating, production, storage and offloading (or FPSO) unit provides for an adjustment to the amount paid to the Company in connection with the FPSO unit, and the Company has requested an adjustment of the amounts payable to it under the terms of that provision. The Company’s cash flow projections relating to this FPSO unit are based on its assessment of the likely outcome of these discussions. While the Company anticipates certain increases to the rates it will receive under this contract, should there be a negative outcome to these discussions, the Company will likely need to complete an additional impairment test on the FPSO unit, which could result in a write-down in the carrying value of the vessel.

Direct financing leases

The Company assembles, installs, operates and leases equipment that reduces volatile organic compound emissions (or VOC Equipment) during loading, transportation and storage of oil and oil products. Leasing of the VOC Equipment is accounted for as a direct financing lease, with lease payments received by the Company being allocated between the net investment in the lease and other income using the effective interest method so as to produce a constant periodic rate of return over the lease term.

Investment in joint ventures

Investments in companies over which the Company exercises significant influence, but does not consolidate are accounted for using the equity method, whereby the investment is carried at the Company’s original cost plus its proportionate share of undistributed earnings or loss and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The excess carrying value of the Company’s investment over its underlying equity in the net assets is included in the consolidated balance sheet as investment in joint ventures.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Debt issuance costs of term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign exchange currency contracts.

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in stockholders’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from stockholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in stockholders’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognized in stockholders’ equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt or capital lease obligations are recorded in interest expense. Gains and losses from the Company’s interest rate swaps related to restricted cash deposits are recorded in interest income. Gains and losses from the Company’s foreign currency forward contracts are recorded mainly in vessel operating expenses and general and administrative expense. Gains and losses from the Company’s non-designated bunker fuel swap contracts and forward freight agreements are recorded in revenues.

Goodwill and intangible assets

Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Intangible assets with finite lives are amortized over their useful lives.

The Company’s amortizable intangible assets consist primarily of acquired time-charter contracts, contracts of affreightment, and time-charter contracts and a Suezmax tanker pool agreement. The value ascribed to the time-charter contracts and contracts of affreightment are being amortized over the life of the associated contract, with the amount amortized each year being weighted based on the projected revenue to be earned under the contracts. The value ascribed to the Suezmax tanker pool agreement is being amortized on a straight-line basis over the expected term of the agreement.

Asset retirement obligation

The Company has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates, which is anticipated no later than 2014. The ARO will be covered in part by contractual payments from FPSO contract counterparties.

The Company records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. When the liability is recorded, the Company capitalizes the cost by increasing the carrying amount of the related equipment. Each period, the liability is increased for the change in its present value, and the capitalized cost is depreciated over the useful life of the related asset. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at December 31, 2008, the ARO and associated receivable from third parties were $19.0 million and $2.7 million, respectively (2007—$24.5 million and $7.4 million, respectively).

Repurchase of common stock

The Company accounts for repurchases of common stock by debiting common stock by the par value of the stock repurchased. In addition, the excess of the repurchase price over the par value is allocated between additional paid in capital and retained earnings. The amount allocated to additional paid in capital is the pro-rata share of the capital paid in and the balance is allocated to retained earnings.

Issuance of shares or units by subsidiaries

The Company accounts for gains or losses from the issuance of shares or units by its subsidiaries as an adjustment to stockholders’ equity.

Accounting for share-based payments

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment”, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the 2006 financial statements for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006.

The compensation cost of the Company’s stock options is primarily included in general and administrative expense. For stock options subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award.

The Company grants restricted stock units as incentive-based compensation to certain employees. Each restricted stock unit is equal in value to one share of the Company’s Common Stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of these restricted stock units was paid to each grantee in the form of cash. Restricted stock units vest in three tranches. The Company recognized the cost of each of the three payments over the period from the grant date to the vesting date of each tranche. The cost of these restricted stock units is primarily included in general and administrative expense.

In 2005, the Company adopted the Vision Incentive Plan (or the VIP) to reward exceptional corporate performance and shareholder returns. This plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the MVA). The Plan terminates on December 31, 2010. Under the VIP, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and the increase in MVA from January 1, 2001 to December 31, 2010, where the MVA is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the VIP’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to certain participants in an amount not greater than half of their share of the award pool from Economic Profit contributions and to certain participants up to 100% of their share of the award pool from Economic Profit contributions. In 2011, the balance of the VIP award pool will be distributed to the participants. An interim distribution from the award pool with a value of $13.3 million was paid in March 2008 in restricted stock units, with vesting of the interim distribution in three equal amounts on November 2008, November 2009 and November 2010. At least fifty percent of any distribution from the balance of the VIP award pool in 2011 must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The fair value of the VIP, excluding the portion not expected to vest, is recognized over the vesting periods. Participants that resign, retire or have their employment terminated, forfeit all rights to any distribution that is approved by the Board subsequent to their termination date. The fair value of the VIP is measured on the grant date and is remeasured at each reporting date thereafter. To comply with the provisions for fair value measurement in SFAS 123R, the Company has prepared a model to estimate the fair value of the VIP considering both the Economic Profit and MVA components. For each period, the assumptions used in the model were updated to take into account actual results, then current facts, information, business plans and the impacts of historical volatility on future estimates. As at December 31, 2008, the portion of the VIP liability related to the final distribution is included in other long-term liabilities and the portion related to the interim distribution is included in accrued liabilities. During the year ended December 31, 2008, the Company recorded an expense (recovery) from the VIP of $(23.6) million ($9.7 million—2007 and $15.4 million—2006), which is included in general and administrative expense. As at December 31, 2008, the VIP liability was nil ($27.4 million—2007).

Income taxes

The Company accounts for income taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Comprehensive (loss) income

The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements.

As at December 31, 2008 and 2007, the Company’s accumulated other comprehensive (loss) income consisted of the following components:

	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Unrealized (loss) gain on derivative instruments	(58,723)	3,520	–
Pension adjustments	(23,338)	(6,278)	–
Unrealized gain on marketable securities	–	7,325	5,600

	(82,061)	4,567	5,600

Employee pension plans

The Company has various defined contribution and defined benefit pension plans that provide benefits to substantially all of its employees.

The Company has several defined contribution pension plans covering the majority of its employees. Pension costs associated with the Company’s required contributions under its defined contribution pension plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s expense related to these plans was $5.7 million for the year ended December 31, 2008 (2007—$3.9 million; 2006—$3.4 million), which is included in vessel operating expenses and general and administrative in the Consolidated Statement of Income (Loss).

The Company also has a number of defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. In accordance with SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statement Nos. 87, 88, 106 and 132R (or SFAS 158) the overfunded or underfunded status of the defined benefit pension plans are recognized as assets or liabilities in the statement of financial position. The statement also requires the Company to recognize as a component of other comprehensive income the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period. The Company’s expense related to these defined benefit pension plans was $8.1 million for the year ended December 31, 2008 (2007—$10.8 million; 2006—$9.7 million), which is included in vessel operating expenses and general and administrative in the Consolidated Statement of Income (Loss). The change in the underfunded status recorded in other comprehensive income (loss) for the year ended December 31, 2008 was $17.1 million (2007—$6.3 million; 2006—nil). The net pension liability related to the defined benefit pension plans is included in Other long-term liabilities on the Consolidated Balance Sheets and was $33.0 million as at December 31, 2008 (2007—$20.2 million). For the year ended December 31, 2008, the fair value of plan assets is $106 million and the accrued benefit obligation is $73 million.

Recent accounting pronouncements

In April 2009, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) 115-2 and SFAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. This statement changes existing accounting requirements for other-than-temporary impairment. SFAS 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 115-2 on its consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157-4 on its consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 107-1 on its consolidated results of operations and financial condition.

In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.

In October 2008, FASB issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.

2.	Segment reporting

The Company is primarily engaged in the international marine transportation of crude oil and clean petroleum products through the operation of its tankers, and of LNG and LPG through the operation of its tankers and LNG and LPG carriers, and in the offshore processing and storage of crude oil. The Company’s revenues are earned in international markets.

StatoilHydro ASA, an international oil company, accounted for 14% ($443.5 million) of the Company’s consolidated revenues during the year ended December 31, 2008. The same customer accounted for 20% ($472.3 million) of the Company’s consolidated revenues during 2007 and 15% ($307.9 million) during 2006. No other customer accounted for over 10% of the Company’s consolidated revenues during any of those years. Revenues from StatoilHydro were primarily earned by the shuttle tanker and FSO, FPSO and spot tanker segments.

The Company has four operating segments: its shuttle tanker segment (or Teekay Navion Shuttle Tankers and Offshore), its FPSO segment (or Teekay Petrojarl), its liquefied gas segment (or Teekay Gas Services) and its conventional tanker segment (or Teekay Tanker Services). In order to provide investors with additional information about its conventional tanker segment, the Company has divided this operating segment into the fixed-rate tanker segment and the spot tanker segment. The Company’s shuttle tanker and FSO segment consists of shuttle tankers and floating storage and offtake (or FSO) units. The Company’s FPSO segment consists of FPSOs and other vessels used to service its FPSO contracts. The Company’s fixed-rate tanker segment consists of conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts. The Company’s liquefied gas segment consists of LNG and LPG carriers. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the years ended December 31, 2008, 2007 and 2006.

	Shuttle		Fixed
	Tanker		rate	Liquefied	Spot
	and FSO	FPSO	Tanker	gas	Tanker
Year ended December 31, 2008	segment	segment	segment	segment	segment	Total

Revenues	705,461	383,752	265,849	221,930	1,616,663	3,193,655
Voyage expenses	171,599	–	5,010	1,009	580,770	758,388
Vessel operating expenses	175,449	227,651	68,065	48,185	134,969	654,319
Time charter hire expense	134,100	–	43,048	–	434,975	612,123
Depreciation and amortization	117,198	91,734	44,578	58,371	106,921	418,802
General and administrative(1)	58,725	53,087	20,740	23,072	88,898	244,522
Goodwill impairment charge	–	334,165	–	–	–	334,165
Loss (gain) on sale of vessels and equipment, net of write-downs	(3,771)	12,019	4,401	–	(72,664)	(60,015)
Restructuring charge	10,645	–	1,991	634	2,359	15,629

Income (loss) from vessel operations	41,516	(334,904)	78,016	90,659	340,435	215,722

Equity (loss) income	–	(3,079)	634	(32,823)	(817)	(36,085)
Investments in joint ventures at December 31, 2008	–	–	5,166	64,193	34,597	103,956
Total assets of operating segments at December 31, 2008	1,722,432	1,331,325	951,592	2,919,194	1,935,537	8,860,080
Expenditures for vessels and equipment(2)	99,638	28,205	67,837	192,955	328,130	716,765

	Shuttle		Fixed-
	Tanker		rate	Liquefied	Spot
	and FSO	FPSO	Tanker	gas	Tanker
Year ended December 31, 2007	segment	segment	segment	segment	segment	Total

Revenues	642,047	350,279	195,942	166,981	1,040,258	2,395,507
Voyage expenses	117,571	–	2,707	109	406,921	527,308
Vessel operating expenses	127,372	156,264	51,458	30,239	81,813	447,146
Time charter hire expense	160,993	–	25,812	–	279,676	466,481
Depreciation and amortization	104,936	68,047	36,018	46,018	74,094	329,113
General and administrative(1)	60,234	36,927	18,221	20,521	95,962	231,865
Gain on sale of vessels and equipment, net of write-downs	(16,531)	–	–	–	–	(16,531)

Income from vessel operations	87,472	89,041	61,726	70,094	101,792	410,125

Equity loss	–	–	(2,879)	(130)	(9,395)	(12,404)
Investments in joint ventures at December 31, 2007	–	16	4,490	97,920	33,089	135,515
Total assets of operating segments at December 31, 2007	1,761,547	1,426,088	795,775	3,366,049	1,966,166	9,315,625
Expenditures for vessels and equipment(2)	168,207	160,792	63,698	392,779	124,828	910,304

	Shuttle		Fixed-
	Tanker		rate	Liquefied	Spot
	and FSO	FPSO	Tanker	gas	Tanker
Year ended December 31, 2006	segment	segment	segment	segment	segment	Total

Revenues	572,392	95,455	181,605	104,489	1,059,796	2,013,737
Voyage expenses	89,642	–	1,999	975	430,341	522,957
Vessel operating expenses	90,798	36,158	44,083	18,912	58,088	248,039
Time charter hire expense	170,308	–	16,869	–	214,991	402,168
Depreciation and amortization	83,501	22,360	32,741	33,160	52,203	223,965
General and administrative(1)	46,220	10,549	15,843	15,531	93,357	181,500
Loss (gain) on sale of vessels and equipment—net of write-downs	698	–	–	–	(2,039)	(1,341)
Restructuring charge	–	–	–	–	8,929	8,929

Income from vessel operations	91,225	26,388	70,070	35,911	203,926	427,520

Equity income (loss)	6,231	(114)	831	(226)	(623)	6,099
Investments in joint ventures at December 31, 2006	–	20	5,132	86,119	33,024	124,295
Total assets of operating segments at December 31, 2006	1,661,674	1,419,503	678,033	2,481,378	1,116,145	7,356,733
Expenditures for vessels and equipment(2)	94,594	23,861	33,938	5,092	284,985	442,470

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(3)	Excludes vessels purchased as part of the Company’s acquisition of (a) 50% of OMI Corporation in August 2007 and (b) Teekay Petrojarl in October 2006.

A reconciliation of total segment assets to amounts presented in the accompanying Consolidated Balance Sheets is as follows:

	December 31,	December 31,
	2008	2007
	$	$

Total assets of all operating segments	8,860,080	9,315,625
Cash and restricted cash	821,286	446,102
Accounts receivable and other assets	533,635	656,814

Consolidated total assets	10,215,001	10,418,541

3.	Acquisition of additional 35.3% of Teekay Petrojarl ASA

As of October 1, 2006, the Company acquired a 64.7% interest in Petrojarl ASA (subsequently renamed Teekay Petrojarl ASA, or Teekay Petrojarl). In June and July 2008, the Company acquired the remaining 35.3% interest (26.5 million common shares) in Teekay Petrojarl primarily from Prosafe Production at a price between NOK 59 and NOK 62.95 per share. The total purchase price of approximately NOK 1.5 billion ($304.9 million) for this remaining interest was paid in cash. As a result of these transactions, the Company’s owns 100% of Teekay Petrojarl.

Teekay Petrojarl’s operating results are reflected in the Company’s consolidated financial statements from October 1, 2006, the designated effective date of the Company’s acquisition of the original 64.7% interest in Teekay Petrojarl, which was accounted for using the purchase method of accounting. The Company revised its purchase price allocation during the second quarter of 2007. The effect of this revision was a reduction to the Company’s income from vessel operations and net income for the second quarter of 2007 of $2.7 million, or $0.04 per share.

The acquisition of the remaining 35.3% interest has also been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists.

The following table summarizes the preliminary fair values of the 35.3% of the Teekay Petrojarl assets acquired and liabilities assumed by the Company at June 30, 2008:

At June 30,
2008
$

ASSETS
Vessels and equipment	211,021
Other assets—long-term	(3,575)
Intangible assets subject to amortization	353
Goodwill (FPSO segment)	105,842

Total assets acquired	313,641

LIABILITIES
In-process revenue contracts	(108,138)
Other long-term liabilities	(2,859)

Total liabilities assumed	(110,997)

Non-controlling interest	102,305

Net assets acquired (cash consideration)	304,949

The goodwill was subsequently determined to be impaired as described in note 6.

The following table shows comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2008, 2007 and 2006, giving effect to the Company’s 100% acquisition of the outstanding shares of Teekay Petrojarl as if it had taken place on January 1 of each of the periods presented:

	Pro forma	Pro forma	Pro forma
	year ended	year ended	year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	3,193,655	2,395,507	2,284,498
Net (loss) income	(476,597)	62,454	315,304
Earnings (loss) per common share
- Basic	(6.57)	0.85	4.31
- Diluted	(6.57)	0.84	4.20

(1)	Revenues from Teekay Petrojarl has been consolidated with the Company’s results since October 1, 2006.

4.	Acquisition of 50% of OMI Corporation

On June 8, 2007, the Company and A/S Dampskibsselskabet TORM (or TORM) acquired, through a jointly-owned subsidiary all of the outstanding shares of OMI Corporation (or OMI). The Company and TORM divided most of OMI’s assets equally between the two companies in August 2007. The price of the OMI assets acquired by the Company was approximately $1.1 billion, including approximately $0.2 billion of assumed indebtedness. The Company funded its portion of the acquisition with a combination of cash and borrowings under revolving credit facilities and a new $700 million credit facility.

The Company acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from OMI. Teekay also assumed OMI’s in-charters of an additional six Suezmax tankers and OMI’s third-party asset management business (principally the Gemini pool). The Company and TORM continued to hold two Medium-Range product tankers jointly in OMI, as well as two Handysize product tanker newbuildings scheduled to deliver in 2009. The parties divided these remaining assets equally in the third and fourth quarter of 2008.

The assets acquired from OMI on August 1, 2007 are reflected in the Company’s consolidated financial statements from that date. The acquisition of OMI has been accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities were determined with the assistance of third-party valuation specialists. This work was completed during the third quarter of 2008.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007:

	Original at		Revised at
	August 1,		August 1,
	2007	Revisions	2007
	$	$	$

ASSETS
Cash, cash equivalents and short-term restricted cash	577	–	577
Other current assets	67,159	(43,003)	24,156
Vessels and equipment	923,670	–	923,670
Other assets—long-term	6,820	50,160	56,980
Investment in joint venture	64,244	5,785	70,029
Intangible assets subject to amortization	60,540	8,407	68,947
Goodwill ($25.8 million spot tanker segment, and $7.2 million fixed-rate tanker segment)	31,961	1,045	33,006

Total assets acquired	1,154,971	22,394	1,177,365

LIABILITIES
Current liabilities	21,006	(1,429)	19,577
Other long-term liabilities	–	15,873	15,873
In-process revenue contracts	25,402	(3,811)	21,591

Total liabilities assumed	46,408	10,633	57,041

Net assets acquired	1,108,563	11,761	1,120,324

The following table shows summarized consolidated pro forma financial information for the Company for the years ended December 31, 2007 and 2006, giving effect to the acquisition of OMI assets by the Company as if it had taken place on January 1 of each of the periods presented:

	Pro forma	Pro forma
	year ended	year ended
	December 31,	December 31,
	2007	2006
	$	$

	(unaudited)	(unaudited)

Revenues	2,533,951	2,288,563
Gain on sale of vessels and equipment—net of write-downs	16,531	79,558
Net income	59,352	407,803
Earnings per common share:
- Basic	0.81	5.57
- Diluted	0.79	5.43

5.	Public offerings

During April 2008, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG), completed a follow-on public offering by issuing an additional 5.0 million of its common units at a price of $28.75 per unit. Subsequently the underwriters exercised their over-allotment option and purchased 375,000 common units resulting in an additional $10.8 million in gross proceeds to Teekay LNG. Concurrent with the public offering, the Company acquired 1.74 million common units of Teekay LNG at the same public offering price for a total cost of $50.0 million. During June 2008, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed a follow-on public offering by issuing 10.25 million of its common units at a price of $20.00 per unit. During July 2008, the underwriters exercised their over-allotment option and purchased 375,000 common units at $20.00 per unit.

As a result of these offerings, the Company recorded total increases to stockholders’ equity of $23.8 million and $29.8 million, respectively, which represents the Company’s dilution gain from the issuance of units, in Teekay LNG and Teekay Offshore, during the year ended December 31, 2008.

During December 2007, the Company’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers), completed its initial public offering of 11.5 million shares of its Class A common stock at a price of $19.50 per share. During May 2007, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed a follow-on public offering by issuing an additional 2.3 million of its common units at a price of $38.13 per unit. As a result of these offerings, the Company recorded increases to stockholders’ equity of $141.0 million and $25.1 million, respectively, which represents the Company’s dilution gain from the issuance of shares and units.

During December 2006, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore), completed its initial public offering of 8.1 million of its common units representing limited partner interests at a price of $21.00 per unit. As a result of this offering, the Company recorded an increase to stockholders’ equity of $99.7 million, which represent the Company’s dilution gain from the issuance of units.

The proceeds received from the offerings and the use of those proceeds, are summarized as follows:

	Teekay	Teekay	Teekay	Teekay	Teekay
	Tankers	offshore	offshore	LNG	LNG
	initial	follow-on	initial	follow-on	follow-on
	offering	offering	offering	offering	offering
	2007	2008	2006	2008	2007
	$	$	$	$	$

Proceeds received	224,250	212,500	169,050	154,531	87,699
Offering expenses	16,064	6,192	13,788	6,186	3,494

Net proceeds received	208,186	206,308	155,262	148,345	84,205

Teekay Tankers is a Marshall Islands corporation formed by the Company to provide international marine transportation of crude oil. The Company owns 54% of the capital stock of Teekay Tankers, including Teekay Tankers’ outstanding shares of Class B common stock, which entitle the holders to five votes per share, subject to a 49% aggregate Class B Common Stock voting power maximum. Teekay Tankers initially owned a fleet of nine double-hull Aframax-class oil tankers, which it acquired from the Company with net proceeds of its initially public offering and which a wholly owned subsidiary of the Company manages under a mix of spot-market trading and short- or medium-term fixed-rate time-charter contracts. In addition, the Company has offered to Teekay Tankers Ltd. the opportunity to purchase up to four of its existing Suezmax-class oil tankers, of which two were sold to Teekay Tankers in April 2008.

Teekay Offshore is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the offshore oil marine transportation, production, processing and storage sectors. Teekay Offshore owns 51% of Teekay Offshore Operating L.P. (or OPCO), including an additional 25% limited partner interest it acquired from the Company with net proceeds of its 2008 follow-on public offering and its 0.01% general partner interest. OPCO owns and operates a fleet of 34 shuttle tankers (including ten chartered-in vessels and five vessels owned by 50% owned joint ventures), four FSO vessels, nine conventional oil tankers, and two lightering vessels. Teekay Offshore also owns through wholly owned subsidiaries two additional shuttle tankers (including one through a 50%-owned joint venture) and one FSO unit. All of Teekay Offshore’s and OPCO’s vessels operate under long-term, fixed-rate contracts. The Company indirectly owns the remaining 49% of OPCO and 49.99% of Teekay Offshore, including its 2% general partner interest. As a result, the Company effectively owns 74.5% of OPCO. Teekay Offshore also has rights to participate in certain FPSO opportunities involving Teekay Petrojarl.

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG and LPG carriers and Suezmax tankers. The Company owns a 57.7% interest in Teekay LNG, including common units, subordinated units and its 2% general partner interest.

In connection with Teekay LNG’s initial public offering in May 2005, Teekay entered into an omnibus agreement with Teekay LNG, Teekay LNG’s general partner and others governing, among other things, when the Company and Teekay LNG may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with Teekay Offshore’s initial public offering to govern, among other things, when the Company, Teekay LNG and Teekay Offshore may compete with each other and to provide the applicable parties certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, FSO units and FPSO units.

6.	Goodwill, intangible assets and in-process revenue contracts

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2008 for the Company’s reporting segments are as follows:

	Shuttle
	Tanker		Liquefied	Fixed-rate	Spot
	and FSO	FPSO	gas	Tanker	Tanker
	segment	segment	segment	segment	segment	Other	Total
	$	$	$	$	$	$	$

Balance as of December 31, 2006	130,908	95,461	35,631	3,648	–	1,070	266,718

Adjustment to goodwill acquired (note 3)	–	132,862	–	–	–	–	132,862
Goodwill acquired (note 4)	–	–	–	–	36,080	–	36,080
Disposal of reporting unit	–	–	–	–	–	(1,070)	(1,070)

Balance as of December 31, 2007	130,908	228,323	35,631	3,648	36,080	–	434,590

Goodwill acquired (note 3)	–	105,842	–	–	–	–	105,842
Adjustment to goodwill acquired (note 4)	–	–	–	–	(3,076)	–	(3,076)
Goodwill impairment	–	(334,165)	–	–	–	–	(334,165)
Reallocation of goodwill acquired between segments	–	–	–	7,163	(7,163)	–	–

Balance as of December 31, 2008	130,908	–	35,631	10,811	25,841	–	203,191

The Company performed its annual test for impairment of goodwill in the fourth quarter of 2008.

During the fourth quarter of 2008, management concluded that sufficient indicators of impairment existed and consequently, the Company was required to perform another goodwill impairment analysis as of December 31, 2008. This assessment was made by management based on a number of factors including a significant and sustained decline in the Company’s market capitalization below book value, deteriorating market conditions and tightening credit markets.

Fair value was estimated by management using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using the Company’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimated used, most significantly the discount rate applied.

Based on the analysis performed, management concluded that the carrying value of goodwill in the FPSO segment exceeded its fair value by $334.2 million as of December 31, 2008. As a result, an impairment loss of $334.2 million has been recognized in the Company’s consolidated statement of income (loss) for the year ended December 31, 2008.

Intangible assets

As at December 31, 2008, the Company’s intangible assets consisted of:

	Weighted-average	Gross carrying	Accumulated	Net carrying
	amortization period	amount	amortization	amount
	(years)	$	$	$

Contracts of affreightment	10.2	124,251	(78,961)	45,290
Time-charter contracts	15.5	233,678	(60,875)	172,803
Other intangible assets	2.8	58,950	(12,275)	46,675

	13.1	416,879	(152,111)	264,768

As at December 31, 2007, the Company’s intangible assets consisted of:

	Weighted-average	Gross carrying	Accumulated	Net carrying
	amortization period	amount	amortization	amount
	(years)	$	$	$

Contracts of affreightment	10.2	124,250	(68,895)	55,355
Time-charter contracts	16.0	232,049	(37,374)	194,675
Other intangible assets	5.0	49,297	(875)	48,422

	13.7	405,596	(107,144)	298,452

The Company’s 2008 consolidated financial statements include a $9.8 million write-down of other intangible assets due to lower fair value of certain bareboat contracts compared to carrying values. This amount is included in other (loss) income on the consolidated statement of income (loss). Aggregate amortization expense of intangible assets for the year ended December 31, 2008 was $45.0 million (2007—$26.8 million, 2006—$23.5 million), which is included in depreciation and amortization. Amortization of intangible assets for the five fiscal years subsequent to 2008 is expected to be $34.1 million (2009), $27.2 million (2010), $24.0 million (2011), $19.6 million (2012), $14.2 million (2013), and $145.7 million (thereafter).

In-process revenue contracts

As part of the Teekay Petrojarl and OMI acquisitions, the Company assumed certain FPSO service contracts and charter-out contracts with terms that are less favorable than the then -prevailing market terms. The Company has recognized a liability based on the estimated fair value of these contracts. The Company is amortizing this liability over the remaining term of the contracts on a weighted basis based on the projected revenue to be earned under the contracts.

Amortization of in-process revenue contracts for the year ended December 31, 2008 was $74.4 million (2007—$71.0 million), which is included in revenues on the consolidated statement of income (loss). Amortization for the next five years is expected to be $74.8 million (2009), $60.9 million (2010), $48.0 million (2011), $42.3 million (2012) and $40.5 million (2013) and $60.4 million (thereafter).

7.	Accrued liabilities

	December 31,	December 31,
	2008	2007
	$	$

Voyage and vessel expenses	196,899	142,627
Interest	45,626	40,839
Payroll and benefits and other	73,462	77,251

	315,987	260,717

8.	Long-term debt

	December 31,	December 31,
	2008	2007
	$	$

Revolving Credit Facilities	2,656,658	2,393,967
Senior Notes (8.875%) due July 15, 2011	194,642	246,059
USD-denominated Term Loans due through 2021	1,670,005	2,162,420
Euro-denominated Term Loans due through 2023	414,144	443,992
USD-denominated Unsecured Demand Loan due to Joint Venture Partners	17,343	17,146

	4,952,792	5,263,584
Less current portion	245,043	331,594

	4,707,749	4,931,990

As of December 31, 2008, the Company had fifteen long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $3.7 billion, of which $1.1 billion was undrawn. Interest payments are based on LIBOR plus margins; at December 31, 2008, the margins ranged between 0.45% and 0.95% (2007—0.50% and 0.75%) and the three-month LIBOR was 1.43% (2007—4.70%). The total amount available under the Revolvers reduces by $214.3 million (2009), $221.7 million (2010), $807.0 million (2011), $237.4 million (2012), $315.1 million (2013) and $1.9 billion (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 67 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the year ended December 31, 2008, the Company repurchased a principal amount of $51.2 million (2007—$16.0 million) of the 8.875% Notes (see also Note 14).

As of December 31, 2008, the Company had fourteen U.S. Dollar-denominated term loans outstanding, which, as at December 31, 2008, totaled $1.7 billion (2007—$2.2 billion). Certain of the term loans with a total outstanding principal balance of $501.6 million, as at December 31, 2008, (2007—$509.4 million) bear interest at a weighted-average fixed rate of 5.12% (2007—5.09%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At

December 31, 2008, the margins ranged between 0.3% and 1.0% (2007—0.3% and 1.0%) and the three-month LIBOR was 1.43% (2007—4.7%). The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and twelve of them also have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 31 (2007—34) of the Company’s vessels, together with certain other security. In addition, all but $126.1 million (2007—$103.8 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries. Included in the total of USD-denominated term loans is nil (2007—$601.0 million) which in 2007 represented 100% of the RasGas 3 term loan which was used to fund advances on similar terms and condition to a joint venture. Interest payments on the term loan are based on LIBOR plus a margin. On December 31, 2008 Teekay Nakilat (III) and QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3) novated the RasGas 3 term loan and related interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the RasGas 3 term loan and the interest rate swap agreements. Teekay Nakilat (III) has guaranteed 40% of the RasGas 3 Joint Venture’s obligations that exceeds 20% of the notional amounts of each of the realized interest rate swap agreements. As such, the loan no longer forms part of the debt obligation of the Company.

The Company has two Euro-denominated term loans outstanding, which, as at December 31, 2008 totaled 296.4 million Euros ($414.1 million). The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At December 31, 2008, the margins ranged between 0.6% and 0.66% (2007—0.6% and 0.66%) and the one-month EURIBOR was 2.6% (2007—4.3%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized an unrealized foreign exchange gain of $32.3 million during the year ended December 31, 2008 ($39.9 million loss—2007, $50.4 million loss—2006).

The Company has two U.S. Dollar-denominated loans outstanding owing to joint venture partners, which, as at December 31, 2008, totaled $16.2 million and $1.1 million, respectively, including accrued interest. Interest payments on the first loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s long-term aggregate debt as at December 31, 2008 was 3.6% (December 31, 2007—5.2%). This rate does not reflect the effect of the Company’s interest rate swaps (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants. Certain loan agreements require that a minimum level of free cash be maintained. As at December 31, 2008 and 2007, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity, of at least 7.5% of total debt. As at December 31, 2008, this amount was $293.0 million (2007—$326.0 million). The Company is in compliance with debt covenants as at December 31, 2008.

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2008 are $245.0 million (2009), $446.7 million (2010), $1.3 billion (2011), $260.7 million (2012), $280.5 million (2013) and $2.4 billion (thereafter).

9.	Leases

Charters-out

Time-charters and bareboat charters of the Company’s vessels to third parties are accounted for as operating leases. As at December 31, 2008, minimum scheduled future revenues to be received by the Company on time-charters and bareboat charters then in place were approximately $7.7 billion, comprised of $1.0 billion (2009), $831.5 million (2010), $708.9 million (2011), $608.8 million (2012), $534.8 million (2013) and $4.0 billion (thereafter). The carrying amount of the vessels employed on operating leases at December 31, 2008 was $3.1 billion (2007—$3.2 billion).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues have been reduced by estimated off-hire time for period maintenance.

Charters-in

As at December 31, 2008, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $971.9 million, comprised of $424.1 million (2009) $240.1 million (2010), $139.0 million (2011), $88.3 million (2012), $51.4 million (2013) and $29.0 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter expense, on a straight-line basis over the firm period of the charters.

Direct financing leases

As at December 31, 2008, minimum scheduled future revenues under direct financing leases to be received by the Company were approximately $94.5 million, including unearned income of $15.9 million, comprised of $29.9 million (2009), $25.2 million (2010), $21.1 million (2011), $14.9 million (2012), $2.5 million (2013) and $0.9 million (thereafter).

10.	Capital leases and restricted cash

Capital leases

Suezmax Tankers. As at December 31, 2008, the Company was a party, as lessee, to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, the Company is required to purchase these vessels after the end of their respective lease terms for fixed prices as well as assuming the existing vessel financing upon the lenders consent. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Company. As at December 31, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $226.8 million, including imputed interest of $22.4 million, repayable as follows:

Year	Commitment

2009	$134.4 million
2010	$8.4 million
2011	$84.0 million

RasGas II LNG Carriers. As at December 31, 2008, the Company was a party, as lessee, to 30-year capital lease arrangements for the three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carrier capital leases include the Company’s non-controlling interest’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee.

Payments under the lease arrangements are based on tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Company has agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for its three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease and as a result the Company’s carrying amount of this tax indemnification is $9.5 million which is included as part of other long-term liabilities in the accompanying consolidated balance sheets. The tax indemnification would be for a total 36 years, which is the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred. There is no maximum potential amount of future payments however, the Company may terminate the lease arrangements at any time. If the lease arrangements terminate, the Company would be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax-effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at December 31, 2008, the commitments under these capital leases approximated $1.1 billion, including imputed interest of $603.7 million, repayable as follows:

Year	Commitment

2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million

Spanish-Flagged LNG Carrier. As at December 31, 2008, the Company was a party, as lessee, to a capital lease on one Spanish-flagged LNG carrier, which is structured as a “Spanish tax lease.”

Under the terms of the Spanish tax lease, the Company will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the implicit interest rate was 5.8%. As at December 31, 2008, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.0 million), including imputed interest of 14.7 million Euros ($20.5 million), repayable as follows:

Year	Commitment

2009	25.6 million Euros ($	35.8 million	)
2010	26.9 million Euros ($	37.6 million	)
2011	64.8 million Euros ($	90.6 million	)

FPSO Units. As at December 31, 2008, the Company was a party, as lessee, to capital leases on one FPSO unit, the Petrojarl Foinaven, and the topside production equipment for another FPSO unit, the Petrojarl Banff. However, prior to being acquired by Teekay Corporation, Teekay Petrojarl has legally defeased its future charter obligations for these assets by making up-front, lump-sum payments to unrelated banks, which have assumed Teekay Petrojarl’s liability for making the remaining periodic payments due under the long-term charters (or Defeased Rental Payments) and termination payments under the leases.

The Defeased Rental Payments for the Petrojarl Foinaven were based on assumed Sterling LIBOR of 8% per annum. If actual interest rates are greater than 8% per annum, the Company receives rental rebates; if actual interest rates are less than 8% per annum, the Company is required to pay rentals in excess of the Defeased Rental Payments. For accounting purposes, this contract feature is an embedded derivative, and has been separated from the host contract and is separately accounted for as a derivative instrument.

As is typical for these types of leasing arrangements, the Company has indemnified the lessors of the Petrojarl Foinaven for the tax consequence resulting from changes in tax laws or interpretation of such laws or adverse rulings by authorities and for fluctuations in actual interest rates from those assumed in the leases.

Restricted cash

Under the terms of the capital leases for the four LNG carriers described above, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and, for one vessel, a loan from the Company’s joint venture partner (see Note 8). The interest rates earned on the deposits approximate the interest rate implicit in the applicable leases.

As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.4 million and $492.2 million, respectively. As at December 31, 2008 and 2007, the weighted-average interest rates earned on the deposits were 4.8% and 5.3%, respectively.

As at December 31, 2008 and 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 104.7 million Euros ($146.2 million) and 122.8 million Euros

($179.2 million), respectively. As at December 31, 2008 and 2007, the weighted-average interest rate earned on these deposits was 5.0%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which cash totaled $17.0 million and $14.8 million as at December 31, 2008 and 2007, respectively.

11.	Fair value measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company deferred the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

Cash and cash equivalents and restricted cash—The fair value of the Company’s cash and cash equivalents approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Marketable securities—The fair value of the Company’s marketable securities has been determined using the closing price on the date of determination for those securities.

Loans to joint ventures—The fair value of the Company’s loans to joint ventures approximate their carrying amounts reported in the accompanying consolidated balance sheet.

Long-term debt—The fair value of the Company’s fixed-rate and variable-rate long-term debt is either based on quoted market prices or estimated using discounted cash flow analyses, based on current credit spreads available for debt with similar terms and remaining maturities.

Derivative instruments—The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, current interest rates, foreign exchange rates, bunker fuel prices, spot tanker market rates for vessels, and the current credit worthiness of both the Company and the swap counterparties. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

The estimated fair value of the Company’s financial instruments is as follows:

		December 31,		December 31,
		2008		2007
		carrying	Fair	carrying	Fair
		amount	value	amount	value
	Fair value	asset	asset	asset	asset
	Hierarchy	(liability)	(liability)	(liability)	(liability)
	level	$	$	$	$

Cash and cash equivalents, marketable securities, and restricted cash	Level 1	1,477,788	1,477,788	1,175,360	1,175,360
Loans to joint ventures	Level 2	28,019	28,019	729,429	729,429
Long-term debt	Level 1 and 2	(4,952,792)	(4,537,237)	(5,263,584)	(5,246,670)
Derivative instruments (note 15)
Interest rate swap agreements	Level 2	(718,871)	(718,871)	(154,148)	(154,148)
Interest rate swap agreements	Level 2	167,390	167,390	38,823	38,823
Interest rate swaptions	Level 2	(27,461)	(27,461)	(2,480)	(2,480)
Foreign currency contracts	Level 2	(90,966)	(90,966)	35,038	35,038
Bunker fuel swap contracts	Level 2	(3,142)	(3,142)	32	32
Forward freight agreements	Level 2	(604)	(604)	(5,478)	(5,478)
Foinaven embedded derivative	Level 2	(9,354)	(9,354)	(19,581)	(19,581)

12.	Capital stock

The authorized capital stock of Teekay at December 31, 2008 and 2007 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During 2008, the Company issued 0.2 million shares upon the exercise of stock options, and repurchased 0.5 million shares for a total cost of $20.5 million. As at December 31, 2008, Teekay had 73,011,488 shares of Common Stock (2007—95,327,329) and no shares of Preferred Stock issued. As at December 31, 2008, Teekay had 72,512,291 shares of Common Stock outstanding (2007—72,772,529).

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to share equally in any dividends that the board of directors may declare from time to time out of funds legally available for dividends.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at December 31, 2008, Teekay had not repurchased any shares of Common Stock pursuant to such authorizations. The total remaining share repurchase authorization at December 31, 2008 was $200 million.

During 2005 and June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million and $150 million, respectively, of shares of its Common Stock in the open market. Since the date of the authorized repurchase, Teekay had repurchased 18,930,600 shares of Common Stock subsequent to such authorizations at an average price of $42.52 per share, for a total cost of $805 million.

Stock-based compensation

As at December 31, 2008, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 6,256,497 shares of Common Stock (2007—6,435,911) for issuance upon exercise of options or equity awards granted or to be granted. During the years ended December 31, 2008, 2007 and 2006, the Company granted options under the Plans to acquire up to 1,476,100, 836,100, and 1,045,200 shares of Common Stock, respectively, to certain eligible officers, employees and directors of the Company. The options under the Plans have ten-year terms and vest equally over three years from the grant date. All options outstanding as of December 31, 2008, expire between June 1, 2009 and September 12, 2018, ten years after the date of each respective grant.

During 2008, the Company granted 10,500 (2007—19,040 and 2006—20,090) shares of restricted stock awards with a fair value of $0.4 million, based on the quoted market price, to certain of the Company’s directors. The shares of restricted stock are issued when granted.

A summary of the Company’s stock option activity and related information for the year ended December 31, 2008, is as follows:

	December 31, 2008
	Options	Weighted-average
	(000’s)	exercise price
	#	$

Outstanding-beginning of year	3,665	35.42
Granted	1,476	40.35
Exercised	(179)	23.54
Forfeited	(149)	38.03

Outstanding—end of year	4,813	37.22

Exercisable—end of year	2,556	32.41

As of December 31, 2008, there was $14.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Plans. Recognition of this compensation is expected to be $8.5 million (2009), $4.9 million (2010) and $0.8 million (2011). During the years ended December 31, 2008 and 2007, the Company recognized $12.9 million and $9.7 million, respectively, of compensation cost relating to stock options granted under the Plans. The intrinsic value of options exercised during 2008 was $4.5 million (2007—$42.9 million; 2006 - $16.1 million).

As at December 31, 2008, the intrinsic value of the outstanding stock options and exercisable stock options were each $1.8 million. As at December 31, 2008, the weighted-average remaining life of options vested and expected to vest was 6.7 years.

Further details regarding the Company’s outstanding and exercisable stock options at December 31, 2008 are as follows:

	Outstanding options			Exercisable options
		Weighted-	Weighted-		Weighted-	Weighted-
		average	average		average	average
	Options	remaining	exercise	Options	remaining	exercise
	(000’s)	life	price	(000’s)	life	price
Range of exercise prices	#	(years)	$	#	(years)	$

$ 8.44—$ 9.99	40	0.4	8.44	40	0.4	8.44
$10.00—$14.99	161	1.2	11.78	161	1.2	11.78
$15.00—$19.99	602	3.8	19.57	602	3.8	19.57
$20.00—$29.99	203	2.3	20.57	203	2.3	20.57
$30.00—$34.99	390	5.2	33.63	390	5.2	33.63
$35.00—$39.99	847	7.3	38.89	495	7.2	38.94
$40.00—$44.99	1,393	9.2	40.41	2	6.4	42.33
$45.00—$49.99	411	6.2	46.80	411	6.2	46.80
$50.00—$59.99	763	8.2	51.40	251	8.2	51.40
$60.00—$64.99	3	8.3	60.96	1	8.3	60.96

	4,813	6.8	37.22	2,556	5.1	32.41

The weighted-average grant-date fair value of options granted during 2008 was $9.31 per option (2007—$13.72, 2006—$11.30). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 30% in 2008, 28% in 2007 and 31% in 2006; expected life of five years; dividend yield of 2.5% in 2008, 2.0% in 2007 and 2.0% in 2006; and risk-free interest rate of 2.4% in 2008, 4.5% in 2007, and 4.8% in 2006. The expected life of the options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

During 2008, 101,000 restricted stock units with a market value of $2.0 million vested and that amount was paid to grantees by issuing 42,098 shares of common stock and less than $0.5 million in cash. During 2007, 383,005 restricted stock units with a market value of $20.8 million vested and that amount was paid to grantees in cash. During the year ended December 31, 2008, the Company recorded a (recovery) expense of $(0.7) million ($7.6 million—2007) related to the restricted stock units.

During March 2009, the Company granted 1,432,000 options at a weighted average exercise price of $11.84 per share, 380,970 restricted stock units with a total fair value of $4.5 million, and 47,570 shares of restricted stock awards with a total fair value of $0.6 million, based on the quoted market price, to certain of the Company’s employees and directors.

13.	Related party transactions

As at December 31, 2008 Resolute Investments, Ltd. (or Resolute) owned 42.0% (December 31, 2007—41.8% and December 31, 2006—44.8%) of the Company’s outstanding Common Stock. One of the Company’s directors, Thomas Kuo-Yuen Hsu, is the President and a director of Resolute. Another of the Company’s directors, Axel Karlshoej, is among the directors of Path

Spirit Limited, which is the trust protector for the trust that indirectly owns all of Resolute’s outstanding equity.

14.	Other (loss) income

Other (loss) income is comprised of the following:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Gain on sale of marketable securities	4,576	9,577	1,422
Write-down of marketable securities	(20,158)	–	–
Gain (loss) on bond repurchase	3,010	(947)	(375)
Volatile organic compound emission plant lease income	9,469	10,960	11,445
Write-off of deferred debt issuance costs	–	–	(2,790)
Loss on expiry of options to construct LNG carriers	–	–	(6,102)
Miscellaneous (expense) income	(3,633)	4,087	(34)

Other (loss) income—net	(6,736)	23,677	3,566

15.	Derivative instruments and hedging activities

The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot tanker market rates for vessels and bunker fuel prices.

Foreign currency fluctuation risk

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges for accounting purposes, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the related expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2008, the Company recognized unrealized gains of $4.7 million in general and administrative expenses and in vessel operating expenses, relating to the ineffective portion of its foreign currency forward contracts; (2007—$0.1 million unrealized losses; 2006—nil).

For foreign currency forward contracts that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in their fair value are recognized in earnings and are reported in operating expenses, based on the nature of the related expense. During the year ended December 31, 2008, the Company recognized unrealized losses of $18.3 million in general and administrative expenses, $35.3 million in vessel operating expenses, $1.1 million in time-charter hire expenses, and $4.0 million in foreign exchange gain (loss), respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2007, the Company recognized unrealized gains of $8.0 million in general and administrative expenses, $11.3 million in vessel operating expenses, $0.8 million in time-charter hire expenses, and $3.4 million in foreign exchange gain, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges. During the year ended December 31, 2006, the Company recognized unrealized gains of $2.3 million in general and administrative expenses, $9.5 million in vessel operating expenses, and $0.5 million in time-charter hire expenses, respectively, relating to foreign currency forward contracts that are not designated or that do not qualify as hedges.

As at December 31, 2008, the Company was committed to the following foreign currency forward contracts for the forward purchase of foreign currency:

		Average	Fair value/
	Contract amount in	contractual	carrying amount of	Expected maturity
	foreign currency	exchange rate(1)	asset/(liability)	2009	2010

	(millions)		(in millions)	(in millions of U.S. dollars)

Norwegian Kroner:	2,024.6	5.93	$(52.2)	$202.1	$139.5
Euro:	75.9	0.67	$(7.7)	$77.6	$35.6
Canadian Dollar:	94.0	1.07	$(10.9)	$50.3	$37.9
British Pounds:	50.5	0.54	$(19.5)	$68.8	$24.2
Australian Dollar:	3.3	1.12	$(0.7)	$3.0	–

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

As at December 31, 2008, the Company’s accumulated other comprehensive income (loss) included $58.7 million of unrealized losses on foreign currency forward contracts designated as cash flow hedges. As at December 31, 2008, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $41.0 million of net losses on foreign currency forward contracts from accumulated other comprehensive income (loss) to earnings during the next 12 months.

Interest rate risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. The Company has not designated its interest rate swaps as cash flow hedges for accounting purposes. Unrealized gains or losses relating to changes in fair value of the Company’s interest rate swaps have been reported in interest expense or interest income in the consolidated statements of income (loss). During the year ended December 31, 2008, the Company recognized an unrealized loss in interest expense of $634.2 million (2007—$133.0 million unrealized loss; 2006—$71.1 million unrealized gain), and an unrealized gain in interest income of $182.2 million (2007—$10.9 million unrealized gain; 2006—$25.8 million unrealized loss) relating to the changes in fair value of its interest rate swaps.

As at December 31, 2008, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

				Weighted-
			Fair value/	average	Fixed
		Principal	carrying amount of	remaining	interest
	Interest	amount	asset/(liability)	term	rate
	rate index	$	$	(years)	(%)(1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	478,825	(110,492)	28.1	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	2,830,326	(396,784)	7.0	5.1
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	908,536	(208,227)	18.6	5.3

LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	477,135	167,390	28.1	4.8

EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)(5)	EURIBOR	414,144	(3,368)	15.5	3.8

(5)	Excludes the margins the Company pays on its variable-rate debt, which at of December 31, 2008 ranged from 0.3% to 1.0%.

(6)	Principal amount reduces quarterly.

(7)	Inception dates of swaps are 2009 ($408.5 million), 2010 ($300.0 million) and 2011 ($200.0 million).

(8)	Principal amount reduces monthly to 70.1 million Euros ($97.9 million) by the maturity dates of the swap agreements.

(9)	Principal amount is the U.S. Dollar equivalent of 296.4 million Euro.

During May 2006, the Company sold to a third party two swaptions for $2.4 million. The Company has not applied hedge accounting to these instruments and they have been recorded at fair value. These options, if exercised by the other party, will obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. At December 31, 2008, the terms of these swaptions are as follows:

				Fixed
	Principal		Remaining	interest
	amount(1)		term	rate
Interest rate index	$	Start date	(years)	(%)

LIBOR	150,000	August 31, 2009	12.0	4.3
LIBOR	109,375	November 15, 2008	10.3	4.0

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($109.4 million).

Spot Tanker market risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time, the Company has entered into forward freight agreements (FFAs) and synthetic time-charters (STCs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus hedging a portion of the Company’s exposure to spot tanker market rates. STCs are a means of achieving the equivalent of a time-charter for a vessel that trades in the spot tanker market by taking the short position in a long-term FFA. As at December 31, 2008, the Company had six STCs which were equivalent to 3.5 Suezmax vessels. As at December 31, 2008, the FFAs, which include STCs, had an aggregate notional value of $27.5 million, which is an aggregate of both long and short positions, and a net fair value liability of $0.6 million. The FFAs, which include STCs, expire between June 2009 and September 2009. The Company has not designated these contracts as cash flow hedges for accounting purposes. Net gains and losses from FFAs and STCs are recorded within revenues in the consolidated statements of income (loss).

The Company also uses FFAs in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within strictly defined limits. Historically, the Company has used a number of different tools, including the sale/purchase of vessels and the in-charter/out-charter of vessels, to increase or decrease this exposure. The Company believes that it can capture some of the value from the volatility of the spot tanker market and from market imbalances by utilizing FFAs. As at December 31, 2008, the Company had no commitments to non-hedge related FFAs. As at December 31, 2007, the Company was committed to non-hedge-related FFAs totaling 7.0 million metric tonnes with a notional principal amount of $69.9 million and a fair value of $0.3 million. These FFAs expired between January 2008 and December 2008.

Commodity price risk

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. The Company has not designated its bunker fuel swap contracts as cash flow hedges for accounting purposes. As at December 31, 2008, the Company was committed to contracts totalling 13,500 metric tonnes with a weighted-average price of $470.8 per tonne and a fair value liability of $3.1 million. The bunker fuel swap contracts expire between January and September 2009.

Counterparty credit risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts, interest rate swap agreements, FFAs and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Commitments and contingencies

a)	Vessels under construction

As at December 31, 2008, the Company was committed to the construction of seven Suezmax tankers, five LPG carriers and four shuttle tankers scheduled for delivery between January 2009 and August 2011, at a total cost of approximately $1.1 billion, excluding capitalized interest. As at December 31, 2008, payments made towards these commitments totaled $340.7 million (excluding $46.5 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for $634.6 million of the unpaid cost of these vessels. The Company intends to finance the remaining amount of $169.6 million through incremental debt or surplus cash balances, or a combination thereof. As at December 31, 2008, the remaining payments required to be made under these newbuilding contracts were $383.6 million (2009), $257.4 million (2010) and $163.2 million (2011).

As at December 31, 2008, the Company was committed to the construction of one LNG carrier which delivered in March 2009. The Company has entered into these transactions with a party who has taken a 30% interest in the vessel and related long-term, fixed-rate time-charter contract. All amounts below include the non-controlling interest’s 30% share. The total cost of the LNG carrier is approximately $186.2 million, excluding capitalized interest. As at December 31, 2008, payments made towards these commitments totaled $150.2 million (excluding $21.6 million of capitalized interest and other miscellaneous construction costs), and long-term financing arrangements existed for the remaining $36.1 million unpaid cost of these LNG carriers. As at December 31, 2008, the remaining payments required to be made in year 2009 under these contracts was $36.1 million. Following delivery, this LNG carrier will become subject to 20-year, fixed-rate time-charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company expects Teekay LNG to purchase the Company’s 70% interest in the entity in 2009 for approximately $85 million plus the assumption of approximately $350 million in debt. However, Teekay LNG is seeking to structure the project in a tax efficient manner and has requested a ruling from the U.S. Internal Revenue Service related to the type of structure it would use for this project. If Teekay LNG does not receive a favorable ruling, it would, among other alternatives, seek to restructure the project or may elect not to acquire the Company’s interest in the entity.

b)	Joint ventures

The Company has a 33% interest in a consortium that will charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and ENI SpA. Final award of the charter was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., which hold 34% and 33% interests in the consortium, respectively. In connection with this award, the consortium has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct the four LNG carriers at a total cost of approximately $921.4 million (of which the Company’s 33% portion is $304.1 million), excluding capitalized interest. As at December 31, 2008, payments made towards these commitments by the joint venture company totaled $106.0 million (of which the Company’s 33% contribution was $35.0 million), excluding capitalized interest and other miscellaneous construction costs. As at December 31, 2008, the remaining payments required to be made under these contracts were $203.9 million (2010), $475.6 million (2011) and $135.9 million (2012). In accordance with existing agreements, the Company is required to offer to Teekay LNG its 33% interest in these vessels and related charter contracts, no later than 180 days before the scheduled delivery dates of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012. The Company has also provided certain guarantees in relation to the performance of the joint venture company.

For the year ended December 31, 2008, the Company recorded $33.0 million (2007—nil) of its share of the Angola LNG Project loss. This amount is included in equity (loss) income from joint ventures in the consolidated statement of income (loss). Substantially all of the loss relates to unrealized losses on interest rate swaps.

c)	Legal proceedings and claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

17.	Supplemental cash flow information

a) The changes in non-cash working capital items related to operating activities for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Accounts receivable	(50,851)	(44,837)	(15,417)
Prepaid expenses and other assets	30,161	(28,655)	(21,909)
Accounts payable	(29,718)	18,588	19,262
Accrued and other liabilities	21,592	11,033	68,424

	(28,816)	(43,871)	50,360

b) On October 31, 2006, the first of the Company’s three RasGas II LNG Carriers delivered and commenced operations under a capital lease. During 2006, the Company recorded the costs of two RasGas II LNG Carriers under construction and the related lease obligation amounting to $295.2 million. Upon delivery of the two RasGas II LNG Carriers in 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions are treated as non-cash transactions in the Company’s consolidated statement of cash flows for the years ended December 31, 2006 and 2007, respectively.

c) Cash interest paid during the years ended December 31, 2008, 2007 and 2006 totaled $372.2 million, $320.6 million and $182.9 million, respectively.

d) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 assigned their interest rate swap obligations to the RasGas 3 Joint Venture for no consideration. This transaction was treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

e) On December 31, 2008 Teekay Nakilat (III) and QGTC 3 assigned their external long-term debt of $867.5 million and related deferred debt issuance costs of $4.1 million to the RasGas 3 Joint Venture. As a result of this transaction, the Company’s long-term debt decreased by $867.5 million and other assets decreased by $4.1 million offset by a decrease in the Company’s advances to the RasGas 3 Joint Venture. These transactions were treated as non-cash transactions in the Company’s consolidated statement of cash flows.

18.	Vessel sales and write-downs on Vessels and equipment

a)	Vessel sales

During March 2008, the Company sold two Handysize product tankers. The Company also entered into an agreement to sell a third Handysize product tanker upon the expiration of its time-charter, which occurred during September 2008. All three vessels were part of the Company’s spot tanker segment. As a result of these sales, the Company realized a gain of $7.2 million.

During June 2008, the Company entered into an agreement to sell an Aframax tanker which delivered in September 2008. During September the Company sold a medium-range product tanker upon the expiration of its time-charter. Both vessels were part of the Company’s spot tanker segment. As a result of these sales, the Company realized a gain of $28.4 million.

In November 2008, the Company sold its 50% interest in the Swift Product Tanker Pool, which included the Company’s interest in its ten in-chartered intermediate product tankers. The Company realized a gain of $44.4 million.

During November 2008, the Company sold a 2008-built Suezmax tanker from its spot tanker segment. The Company realized a gain of $18.1 million.

During April 2007, the Company sold two Aframax tankers from its spot tanker segment and chartered them back under bareboat charters for a period of five years. The Company realized a gain of $26.6 million, which has been deferred and will be amortized over the terms of the bareboat charters.

During May 2007, the Company sold a 1987-built shuttle tanker and certain equipment, resulting in a gain of $11.6 million. The vessel, which was a part of the shuttle tanker and FSO segment.

During July 2007, the Company sold two Aframax tankers. One of the vessels operates in the Company’s spot tanker segment and the second operates in the Company’s fixed-rate tanker segment. The vessels have been chartered back through bareboat charters for a period of four years. The Company realized a gain of $33.1 million, which is deferred and being amortized over the term of the bareboat charters.

During 2006, the Company sold a 1981-built, 50.5%-owned shuttle tanker and recorded a gain of $6.4 million and a non-controlling interest expense of $3.2 million relating to the sale. In addition, the Company sold shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see Note 10).

b)	Vessels and equipment write-downs

The Company’s 2008 consolidated financial statements include a $40.4 million write-down for impairment of certain older vessels due to lower fair values compared to carrying values. The Company used discounted cashflows to determine the fair value.

The Company’s 2006 consolidated financial statements include $2.2 write-down of certain offshore equipment due to a lower estimated net realizable value arising from the early termination of a contract in June 2005. In addition, during the year ended December 31, 2006, the Company recorded a write-down of $5.5 million on a volatile organic compound (or VOC) plant on one of the Company’s shuttle tankers that was redeployed from the North Sea to Brazil. During 2007 the VOC plant was removed and re-installed on another shuttle tanker in the Company’s fleet.

19.	Earnings (loss) per share

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Net (loss) income available for common stockholders	(469,455)	63,543	302,824

Weighted average number of common shares	72,493,429	73,382,197	73,180,193
Dilutive effect of employee stock options and restricted stock awards	–	1,317,879	1,589,914
Dilutive effect of equity units	–	35,280	358,617

Common stock and common stock equivalents	72,493,429	74,735,356	75,128,724

Earnings (loss) per common share:
- Basic	(6.48)	0.87	4.14
- Diluted	(6.48)	0.85	4.03

For the years ended December 31, 2007 and 2006, the anti-dilutive effect of 1.0 million and 1.1 million shares attributable to outstanding stock options and the Equity Units were excluded from the calculation of diluted earnings per share.

20.	Valuation and qualifying accounts

	Balance at	Balance at
	beginning of year	end of year
	$	$

Allowance for bad debts:
Year ended December 31, 2007	1,765	1,256
Year ended December 31, 2008	1,256	1,567
Restructuring cost accrual:
Year ended December 31, 2007	2,147	–
Year ended December 31, 2008	–	–

21.	Income taxes

The legal jurisdictions in which Teekay and several of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. However, among others, the Company’s Australian ship-owning subsidiaries and its Norwegian subsidiaries are subject to income taxes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted FIN 48 as of January 1, 2007. The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits for 2008 and 2007:

	Year ended December 31,
	2008	2007

Balance of unrecognized tax benefits as at January 1,	8,630	1,000
Increase for positions taken in prior years	–	–
Increases for positions related to the current year	3,602	7,630
Amounts of decreases related to settlements	(5,000)	–
Reductions due to lapse of statues of limitations	–	–

Balance of unrecognized tax benefits as at December 31,	7,232	8,630

The majority of the increase for positions for the current year relate to potential tax on foreign sourced income on a time-charter with a related party. The reduction is a result of the Company receiving a refund for a re-investment tax credit that was included in one of its 2005 annual tax filings.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however actual developments could differ from those currently expected. The tax years 2004 through 2008 remain open to examination by some of the major taxing jurisdictions to which the Company is subject to tax in.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The interest and penalties on unrecognized tax benefits are included in the roll-forward schedule above and were approximately $1.4 million in 2008 and $0.4 million in 2007.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Deferred tax assets:
Vessels and equipment	64,080	124,970
Tax losses carried forward(1)	163,369	223,836
Other	28,265	24,941

Total deferred tax assets	255,714	373,747

Deferred tax liabilities:
Vessels and equipment	50,231	84,198
Long-term debt	11,505	94,071
Unrealized foreign exchange	–	17,215

Total deferred tax liabilities	61,736	195,484
Net deferred tax assets	193,978	178,263
Valuation allowance	(200,160)	(253,238)

Net deferred tax assets and liabilities(2)	(6,182)	(74,975)

(1)	Substantially all of the Company’s net operating loss carryforwards of $630.0 million relate to its Australian ship-owning subsidiaries and its Norwegian subsidiaries. These net operating loss carryforwards are available to offset future taxable income in the respective jurisdictions, and can be carried forward indefinitely.

(2)	The change in the net deferred tax liabilities is related to the change in temporary differences and foreign exchange gains.

The components of the provision for income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Current	(796)	(5,264)	(8,386)
Deferred	56,972	8,456	(425)

Income tax recovery (expense)	56,176	3,192	(8,811)

The Company operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Net (loss) income before taxes	(516,070)	69,254	318,394
Net (loss) income not subject to taxes	(712,237)	122,170	382,373

Net income (loss) subject to taxes	196,167	(52,916)	(63,979)

At applicable statutory tax rates	46,893	(13,394)	(23,096)
Permanent differences and adjustments related to currency differences	(53,137)	22,708	12,682
Temporary differences and adjustments to valuation allowance	(47,763)	(7,285)	19,030
Other	(2,169)	(5,221)	195

Tax (recovery) charge related to current year	(56,176)	(3,192)	8,811

22.	Restructuring charge

During the year ended December 31, 2008, the Company incurred restructuring charges of $9.2 million relating to the closure of one of the Company’s three offices in Norway, $3.1 million relating to global staffing changes, $1.8 million relating to the reorganization of a business unit, and $1.4 million relating to costs incurred to change the crew of the Samar Spirit from Australian crew to International crew. The Company did not incur any significant restructuring costs in 2007. During the year ended December 31, 2006, the Company incurred $8.9 million of restructuring costs to complete the relocation of certain operational functions that commenced in 2005.

23.	Subsequent events

a) In January 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend was paid on January 30, 2009 to shareholders of record as at January 16, 2009. In April 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend was paid on April 24, 2009 to shareholders of record as at April 10, 2009. In June 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.31625 per share. This dividend will be paid on July 24, 2009 to shareholders of record as at July 10, 2009.

b) On March 30, 2009, Teekay LNG completed a follow-on public offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the above transactions, Teekay LNG has raised gross equity proceeds of $71.8 million (including the General Partner’s proportionate capital contribution), and Teekay Corporation’s ownership of Teekay LNG has been reduced from 57.7% to 53.0% (including its 2% General Partner interest). Teekay LNG used the total net offering proceeds of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

On June 24, 2009, Teekay Tankers completed a follow-on public offering of 7.0 million common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. Teekay Tankers has granted the underwriters a 30-day option to purchase up to an additional 1.05 million shares to cover any over-allotments. As a result of the above transaction, Teekay Corporation’s ownership of Teekay Tankers has been reduced from 54.0% to 42.2%. Teekay Tankers used the total net offering proceeds of approximately $65.9 million to acquire a 2003-built Suezmax tanker from Teekay Corporation for $57.0 million and to repay a portion of its outstanding debt under its revolving credit facility.

c) One of the Kenai vessels, the Arctic Spirit, has come off charter from the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and the Company has entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (MLCI), giving MLCI the option to purchase the vessel for conversion to an LNG FPSO unit. The agreement provides for a purchase price of $105 million if the Company chooses to participate in the project, or $110 million if the Company chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. If MLCI exercises the option and purchases the vessel from the Company, it is expected that MLCI will convert the vessel to an FPSO unit (although it is not required to do so) and charter it under a long-term charter contract to a third party. The Company has the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FPSO unit proceeds, the Company will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG carrier for $125 million when it comes off charter.

d) During May 2009, the Company sold a 2007-built product tanker and a 2005-built product tanker. These vessels did not meet the held for sale criteria at December 31, 2008 and accordingly, are not presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels are part of the Company’s spot tanker segment. The Company expects to realize a gain of approximately $28.5 million as a result of these transactions.

During January and February 2009, the Company sold a 1993-built Aframax tanker through a sale leaseback agreement and a 2009-built product tanker, respectively, which are presented on the December 31, 2008 balance sheet as vessels held for sale. Both vessels were part of the Company’s spot tanker segment. The Company expects to realize a gain of approximately $16.8 million as a result of these transactions, of which $16.6 million will be deferred and amortized over the 4 year term of the bareboat charter.

Part II

Information not required in prospectus

Item 8.	Indemnification of directors and officers

Teekay Corporation (or Teekay) is a Marshall Islands corporation. The Marshall Islands Business Corporations Act (or MIBCA) provides that a Marshall Islands corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in the MIBCA.

In addition, a Marshall Islands corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of the MIBCA.

Section F of Teekay’s Articles of Incorporation, as amended, provides that to the fullest extent permitted under the MIBCA, a director of Teekay shall not be liable to Teekay or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 10.00 of Teekay’s Bylaws provides that any person who is made party to a proceeding by virtue of being an officer or director of Teekay or, being or having been such a director or officer or an employee of Teekay, serving at the request of Teekay as a director, officer, employee or agent of another corporation or other enterprise, shall be indemnified and held harmless to the fullest extent permitted by the MIBCA against any and all expense, liability, loss (including attorneys’ fees), judgments, fines or penalties and amounts paid in settlement actually incurred or suffered by such person in connection with the proceeding.

Teekay maintains a directors’ and officers’ liability insurance policy that, subject to the limitations and exclusions stated therein, covers its officers and directors for certain actions or inactions that they may take or omit in their capacities as officers and directors. In addition, Teekay has entered into separate indemnification agreements with some of its executive officers and directors. These indemnification agreements provide for indemnification of the director or officer against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except to the extent that such person is otherwise indemnified, such action, suit or proceeding arose out of such person’s intentional misconduct, knowing violation of law or out of a transaction in which such director or officer is finally judicially determined to have derived an improper personal benefit, or if it shall be determined by a final judgment or other final adjudication that such indemnification was not lawful.

Item 9.	Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement(1)
4.1	Form of Indenture between Teekay Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee(1)
5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the validity of the notes
12.1	Computation of Ratio of Earnings to Fixed Charges(1)
23.1	Consent of Ernst & Young LLP
23.2	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)
23.3	Consent of International Maritime Associates(1)
23.4	Consent of Clarkson Research Services Limited(1)
23.5	Consent of R.S. Platou Shipbrokers a.s.(1)
24.1	Powers of Attorney(1)
25.1	A Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee under the indenture(1)

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-3 (File No: 333-164315) filed with the SEC on January 13, 2009.

Item 10	Undertakings

The Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the Securities Act);

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(a), 1(b) and 1(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by section 10(a)(3) of the Securities Act or § 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a. Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

b. Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

c. The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

d. Any other communication that is an offer in the offering made by the Registrant to the purchaser.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on January 15, 2010.

TEEKAY CORPORATION

By:	/s/ Bjorn Moller
Name:     Bjorn Moller

Title:	President and Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated below on January 15, 2010.

Signature	Title

/s/ Bjorn Moller Bjorn Moller	Director, President and Chief Executive Officer (Principal Executive Officer)
* Vincent Lok	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* C. Sean Day	Chairman of the Board
* Axel Karlshoej	Director
* Dr. Ian D. Blackburne	Director
* J. Rod Clark	Director
* Peter S. Janson	Director
* Thomas Kuo-Yuen Hsu	Director
* Eileen A. Mercier	Director

Signature	Title

* Tore I. Sandvold	Director
* Peter Evensen	Authorized Representative in the United States
* By: /s/ Bjorn Moller Name: Bjorn MollerTitle: Attorney-in-Fact

Index to exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement(1)
4.1	Form of Indenture between Teekay Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee(1)
5.1	Opinion of Watson, Farley & Williams (New York) LLP, relating to the validity of the notes
12.1	Computation of Ratio of Earnings to Fixed Charges(1)
23.1	Consent of Ernst & Young LLP
23.2	Consent of Watson, Farley & Williams (New York) LLP (contained in Exhibit 5.1)
23.3	Consent of International Maritime Associates(1)
23.4	Consent of Clarkson Research Services Limited(1)
23.5	Consent of R.S. Platou Shipbrokers a.s.(1)
24.1	Powers of Attorney(1)
25.1	A Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trust(1)

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-3 (File No: 333-164315) filed with the SEC on January 13, 2009,